Exhibit 4.12

CONFORMED COPY

5 February 2015

T-Mobile Holdings Limited

(Seller)

Orange Telecommunications Group Limited

(Seller)

BT Group plc

(Purchaser)

Deutsche Telekom AG

(Guarantor)

Orange S.A.

(Guarantor)

Agreement

for the sale and purchase of the

entire issued share capital of EE Limited

1.	Sale and Purchase	3

2.	Price	3

3.	Conditions to Closing	6

4.	Pre-Closing Undertakings	15

5.	Closing	16

6.	Seller Warranties, Undertakings and Indemnities	17

7.	Purchaser Warranties, Undertakings and Indemnities	22

8.	Guarantee Provisions	23

9.	Conduct of Claims	25

10.	BT NGN Claims and Other TCP NGN Claims	26

11.	Termination	27

12.	Break Fee	27

13.	Tax	28

14.	Insurance	29

15.	Guarantees and other Third Party Assurances	29

16.	Changes of name and Brand	30

17.	Protective Covenants Post-closing	30

18.	Standstill	34

19.	Payments	35

20.	Set-off, withholding and Tax on payments	36

21.	VAT	37

22.	Announcements	37

23.	Confidentiality	38

24.	Assignment	41

25.	Further Assurances	42

26.	Costs	42

27.	Notices	42

28.	Conflict with other Agreements	43

29.	Whole Agreement and Several Obligations	43

30.	Waivers, Rights and Remedies	44

31.	Effect of Closing	44

32.	Counterparts	44

33.	Variations	44

34.	Invalidity	44

35.	Third Party Enforcement Rights	44

36.	Governing Law and Dispute Resolution	45

AGREED FORM DOCUMENTS REFERRED TO IN THIS AGREEMENT

Description	Clause/Schedule

–	Announcement

–	Relationship Agreement

–	Orange Holdings Standstill and Lock-Up Agreement

–	DT Director Appointment Letter

–	MBNL Back to Back Guarantee

–	BT NGN Settlement Agreement

THIS AGREEMENT is made on 05_/_02_/2015

PARTIES:

(1)	T-Mobile Holdings Limited of Hatfield Business Park, Hatfield, Hertfordshire AL10 9BW (company no. 03836708) (DT Holdings);

(2)	Orange Telecommunications Group Limited of 3 More London Riverside, London SE1 2AQ (company no. 07168292) (Orange Holdings), (DT Holdings and Orange Holdings together being the Sellers);

(3)	BT Group plc of 81 Newgate Street, London EC1A 7AJ (company no. 04190816) (the Purchaser);

(4)	Deutsche Telekom AG of Friedrich-Ebert-Allee 140, 53113 Bonn, Germany (Deutsche Telekom); and

(5)	Orange S.A. of 78 rue Olivier de Serres, Paris 75015, France (Orange S.A.), (Deutsche Telekom and Orange S.A. together being the Seller Guarantors),

(each a party and together the parties).

Words and expressions used in this Agreement shall be interpreted in accordance with Schedule 10.

IT IS AGREED:

1.	Sale and Purchase

1.1	DT Holdings shall sell the A Shares and Orange Holdings shall sell the B Shares and, in each case, the Purchaser shall purchase the Shares with effect from Closing with all rights then attaching to them including the right to receive all distributions and dividends declared, paid or made in respect of the Shares after Closing. The sale and purchase of the Shares shall be on the terms set out in this Agreement and made with Full Title Guarantee.

1.2	The Shares shall be sold free from all Third Party Rights and ownership and risk in them shall (except as otherwise set out in this Agreement) pass to the Purchaser with effect from Closing.

2.	Price

2.1	The aggregate price for all the Shares (the Final Price) shall be the amount which results from taking £12,500,000,000 (twelve billion, five hundred million pounds sterling) (the Debt Free/Cash Free Price) and:

(a)	subtracting the amount of the Debt;

(b)	adding the amount of the Cash;

(c)	adding the amount of the difference (being an absolute value) between the amount of the Working Capital and the amount of the Target Working

Capital if that Working Capital is greater (which, where Target Working Capital is a negative number, means a less negative number, or a positive number) than the Target Working Capital (or subtracting the amount of such difference (being an absolute value) if that Working Capital is less (which, where Target Working Capital is a negative number, means a more negative number) than the Target Working Capital); and

(d)	adding the amount of the Capex Adjustment (in accordance with the worked example set out in Exhibit 5) but for the avoidance of doubt, no adjustment shall be made if the difference between Capex and Target Capex is less than 1 per cent. of Target Capex (as set out in the worked example at Exhibit 5).

2.2	At least five Business Days prior to Closing, the Sellers shall deliver to the Purchaser a summary of the Estimated Debt, Estimated Cash, Estimated Working Capital and Estimated Capex each as at the Closing Date. The Estimated Debt, Estimated Cash, Estimated Working Capital and Estimated Capex shall be prepared in good faith, in reasonable consultation with the Purchaser, and in accordance with the accounting treatments set out in Schedule 9 and in the form contained in Part C of Exhibit 5 (the Estimated Closing Statement).

2.3	At Closing, the Purchaser shall pay to the Sellers an amount (the Initial Price) which is £12,500,000,000 (twelve billion, five hundred million pounds sterling):

(a)	minus the aggregate of the amount of the Estimated Debt;

(b)	plus the aggregate of the amount of the Estimated Cash;

(c)	plus the amount of the difference between the amount of the Estimated Working Capital and the amount of the Target Working Capital if the Estimated Working Capital is greater (which, where Target Working Capital is a negative number, means a less negative number or a positive number) than the Target Working Capital (or minus the amount of such difference if that Estimated Working Capital is less (which, where Target Working Capital is a negative number, means a more negative number) than the Target Working Capital);

(d)	plus the amount of the Capex Adjustment, but for the avoidance of doubt, no adjustment shall be made if the difference between Estimated Capex and Target Capex is less than 1 per cent. of Target Capex (as set out in the worked example at Exhibit 5) and for the purposes of this sub-clause (d) only, references in the definition of Capex Adjustment to “Capex” shall be replaced with “Estimated Capex”.

2.4	Payment for the Shares shall be satisfied partly in cash and partly by the issue of Purchaser Shares. In order to calculate the mix of Purchaser Shares and cash, the Sellers and the Purchaser have agreed a target price for each Purchaser Share of £4.115 (the Reference Price). The amount of DT Holdings Cash Consideration and the Orange Holdings Cash Consideration shall vary in accordance with the adjustments set out in this Clause 2.4, depending upon the BT Closing Share Price. The Initial Price shall be payable by:

(a)	subject to Clause 2.7, the issue of such number of Consideration Shares to DT Holdings as is equal to 12 per cent. of the total number of Purchaser Shares in issue immediately after the issue of all Consideration Shares (the DT Holdings Consideration Shares);

(b)	the issue of such number of Consideration Shares to Orange Holdings as is equal to 4 per cent. of the total number of Purchaser Shares in issue immediately after the issue of all Consideration Shares (the Orange Holdings Consideration Shares);

(c)	the payment of an amount equal to A in cash in pounds sterling to DT Holdings (the DT Holdings Cash Consideration); and

(d)	the payment of an amount equal to B in cash in pounds sterling to Orange Holdings (the Orange Holdings Cash Consideration),

where, if the BT Closing Share Price is four per cent. higher than the Reference Price (being £4.2796) or more (the Cap Amount):

A	=	Initial Price	–	(4.2796 x the number of DT Holdings Consideration Shares)
2

B	=	Initial Price	–	(4.2796 x the number of Orange Holdings Consideration Shares)
2

if the BT Closing Share Price is four per cent. lower than the Reference Price (being £3.9504) or less (the Collar Amount):

A	=	Initial Price	–	(3.9504 x the number of DT Holdings Consideration Shares)
2

B	=	Initial Price	–	(3.9504 x the number of Orange Holdings Consideration Shares)
2

if the BT Closing Share Price is less than the Cap Amount but more than the Collar Amount (the Variable Range) then:

A	=	Initial Price	–	(the BT Closing Share Price x the number of DT Holdings Consideration Shares)
2

B	=	Initial Price	–	(the BT Closing Share Price x the number of Orange Holdings Consideration Shares)
2

and BT Closing Share Price means the volume weighted average trading price of a Purchaser Share on the London Stock Exchange as reported through Bloomberg and based on all trades in Purchaser Shares for the 15 trading days prior to (i) the Unconditional Date, or (ii) if Closing takes place according to the timing set out in Clause 5.1(b), the date falling 5 Business Days prior to the Closing Date.

2.5	Any payments by the Purchaser satisfied by the issue of Consideration Shares shall be made only in whole shares, and any fractional shares shall be rounded down to the nearest whole share.

2.6

The Final Price shall be calculated after Closing on the basis set out in Schedule 9. Any amount required to be paid by the Sellers to the Purchaser under the Financial Adjustments shall be paid 50 per cent. by DT Holdings and 50 per cent. by Orange

Holdings. Any amount required to be paid by the Purchaser to the Sellers under the Financial Adjustments shall be paid 50 per cent. to DT Holdings and 50 per cent. to Orange Holdings. The Final Price shall be adopted for all Tax reporting purposes.

2.7	If the DT Holdings Cash Consideration is less than zero (the Cash Deficit), the Purchaser may, by notice in writing to DT Holdings, reduce the number of DT Holdings Consideration Shares that the Purchaser is required to issue to DT Holdings by such number as results in the DT Holdings Cash Consideration being equal to zero or a positive number (being as near as possible to zero). Any notice given pursuant to this Clause 2.7 shall be given not later than three Business Days prior to the Closing Date and shall be in the form of Exhibit 8 and shall state the revised number of DT Holdings Consideration Shares.

2.8	Any payment made in satisfaction of a liability arising under a Seller Obligation or a Purchaser Obligation, other than a payment of interest, shall so far as possible be made by way of adjustment to the consideration for the sale by the relevant Seller of the Shares.

3.	Conditions to Closing

3.1	Closing shall be conditional on the following Conditions having been fulfilled or waived in accordance with this Agreement:

(a)	the passing of an ordinary resolution by the shareholders of the Purchaser approving the Proposed Transaction for the purposes of Chapter 10 of the Listing Rules and the passing of a resolution by the shareholders of the Purchaser authorising the directors of the Purchaser to allot the Consideration Shares (the Resolutions);

(b)	the Consideration Shares having been allotted to the Sellers unconditionally subject only to their admission to the Official List and to trading as referred to in Clause 3.1(c);

(c)	the UK Listing Authority having acknowledged that the application for the admission of the Consideration Shares to the Official List has been approved and will become effective and the London Stock Exchange having acknowledged that the Consideration Shares will be admitted to trading on the London Stock Exchange’s main market for listed securities with effect from Closing;

(d)	either:

(i)	confirmation having been received in writing by the Purchaser or the Sellers from the UK Competition and Markets Authority (the CMA) that:

(A)	the CMA does not intend to refer the Proposed Transaction or any matters arising therefrom for a Phase 2 CMA Reference; or

(B)	the CMA does not intend to refer the Proposed Transaction or any matters arising therefrom for a Phase 2 CMA

Reference on the condition that undertakings in lieu are provided and the Purchaser agreeing to give such undertakings as the Purchaser (in its sole discretion, but in coordination and consultation with the Sellers) considers satisfactory; or

(ii)	following a Phase 2 CMA Reference of the Proposed Transaction or any matters arising therefrom, confirmation having been received by the Purchaser from the CMA that:

(A)	the Proposed Transaction has not resulted or may not be expected to result in a substantial lessening of competition within any market or markets in the UK for goods or services (SLC);

(B)	the Proposed Transaction has resulted, or may be expected to result, in a SLC but no action should be taken by itself or others to remedy, mitigate or prevent such outcome; or

(C)	the Proposed Transaction has resulted, or may be expected to result, in a SLC and that it will seek undertakings or make an order, and the Purchaser agreeing to give such undertakings or accept such order as, acting reasonably and in coordination and consultation with the Sellers, the Purchaser considers satisfactory (in consultation with the Sellers) provided that (a) the Purchaser shall not be obliged to give any undertakings sought or agree to any orders proposed by the CMA or otherwise take ancillary actions reasonably necessary to ensure clearance that (i) have a cumulative material adverse effect on the Purchaser and/or the Target Group; or (ii) would not be reasonable for the Purchaser and/or the Target Group from a financial or strategic perspective; and (b) in the event the Purchaser agrees any such undertakings or accepts any such orders and those undertakings or orders have a financial impact on the Purchaser and/or the Target Group (the Reasonable Remedies Impact Amount), the Initial Price will be reduced by a reasonable contribution to the Reasonable Remedies Impact Amount by the Sellers (the Remedies Contribution Amount);

(e)	insofar as the Proposed Transaction lacks a “Community dimension” within the meaning of article 1 of Council Regulation (EC) No 139/2004 (the European Union Merger Regulation), the competition authority of any relevant EU Member State in which notification is required requesting referral to the European Commission pursuant to article 22(1) of the European Union Merger Regulation to review all or part of the Proposed Transaction and such a request being accepted, and either:

(i)	the European Commission declaring the Proposed Transaction to be compatible with the common market pursuant to article 6(1)(b) (an EUMR Article 6.1(b) Decision), 8(1) or 8(2) (an EUMR Article 8(1) or 8(2) Decision) of the European Union Merger Regulation applied directly or pursuant to article 22(4) subparagraph 1 of the European Union Merger Regulation in respect of all parts of the Proposed Transaction which were the subject of such a request, either unconditionally or:

(A)	in the case of an EUMR Article 6(1)(b) decision, on conditions satisfactory to the Purchaser (in its sole discretion, in coordination and consultation with the Sellers; or

(B)	in the case of an EUMR Article 8(1) or 8(2) Decision, on conditions satisfactory to the Purchaser acting reasonably and in coordination and consultation with the Sellers provided that (a) the Purchaser shall not be obliged to give any remedies sought by the European Commission or otherwise take ancillary actions reasonably necessary to secure clearance that (i) have a cumulative material adverse effect on the Purchaser and/or the Target Group; or (ii) would not be reasonable for the Purchaser and/or the Target Group from a financial or strategic perspective; and (b) in the event the Purchaser agrees any such remedies and those remedies have a financial impact on the Purchaser and/or the Target Group (the Reasonable Remedies Impact Amount), the Initial Price will be reduced by a reasonable contribution to the Reasonable Remedies Impact Amount by the Sellers (the Remedies Contribution Amount); or

(ii)	all parts of the Proposed Transaction which were the subject of the request having been deemed compatible with the common market pursuant to article 10(6) of the European Union Merger Regulation applied directly or pursuant to article 22(4) subparagraph 1 of the European Union Merger Regulation;

(f)	no EE Material Adverse Change having occurred; and

(g)	no BT Material Adverse Change having occurred.

3.2

The Purchaser can deduct from the Initial Price its estimate of the Remedies Contribution Amount (acting reasonably and in good faith). If Closing occurs and the Initial Price has been reduced by the Remedies Contribution Amount (being the Contribution Price Reduction), then if the Sellers consider (acting reasonably and in good faith) that the valuation of the Reasonable Remedies Impact Amount was too high and, accordingly, that the Remedies Contribution Amount was too great, then the Sellers may, within 10 Business Days of Closing, serve a written notice on the Purchaser requiring that such matters be agreed or determined pursuant to and in accordance with the Closing Statement process, in which case the mechanism and provisions of Schedule 9 to this Agreement shall be construed so as also to apply, mutatis mutandis, to the agreement or determination of the Reasonable Remedies Impact Amount and the Remedies Contribution Amount and if, pursuant to such mechanism and provisions, the Remedies Contribution Amount is agreed or determined to be less than the amount of the Contribution Price Reduction, then the Purchaser shall pay an amount equal to such shortfall to the Sellers, and the provisions of paragraphs 6 and 7 of Part C of Schedule 9 shall apply to such payment.

3.3	The Purchaser shall, at its own cost, use all reasonable endeavours to ensure that each of the Conditions set out in Clauses 3.1(a) to 3.1(c) are fulfilled as soon as is reasonably practicable after the date of this Agreement and in the case of the Condition set out in Clause 3.1(a), by no later than 5 May 2015 (or such later date as the Sellers and the Purchaser may agree in writing).

3.4	The Purchaser shall, at its own cost, use all reasonable endeavours (save to the extent set out in Clauses 3.1(d)(i)(B), 3.1(d)(ii)(C) and 3.1(e)(i)) to ensure that each of the Conditions set out in Clause 3.1(d) and (e) are fulfilled as soon as reasonably practicable after the date of this Agreement.

3.5	The Purchaser shall have primary responsibility for obtaining all consents, approvals or actions of any Governmental Entity which are required in order to satisfy the Conditions in Clauses 3.1(a) to (c) and shall take all steps necessary for that purpose including making appropriate applications, submissions, notifications and filings, which shall include:

(a)	seeking approval by the UK Listing Authority of a circular (the Circular) to be issued to the Purchaser’s shareholders to convene a general meeting of the Purchaser to approve the Proposed Transaction (the General Meeting) in accordance with the Listing Rules;

(b)	seeking approval by the UK Listing Authority of the Prospectus to be published in connection with the Consideration Shares;

(c)	making an application to the UK Listing Authority for the Consideration Shares to be admitted to the Official List; and

(d)	making an application to the London Stock Exchange for the Consideration Shares to be admitted to trading on the London Stock Exchange’s market for listed securities.

3.6	For the purpose of obtaining all necessary clearances which are required in order to satisfy the Conditions in Clause 3.1(d) and (e) the Purchaser shall have primary responsibility for making all necessary and any other appropriate applications, submissions, notifications and filings, which shall include the Purchaser filing a merger notice to the CMA pursuant to section 96 of the Enterprise Act 2002, but the Purchaser shall coordinate and consult (the Consultation Obligation) with the Sellers in Phase 1 and Phase 2, in accordance with Clauses 3.9, 3.10 and 3.11 and also as follows:

(a)

actively engage with the Sellers with a view to achieving alignment as far as is reasonable on the proposed filing strategy at early stages of the relevant antitrust authority’s (Antitrust Authority) Phase 1 review process, prior to the issues (or state of play) meeting, as well as at any formal Phase 1 remedies stage (and in as timely a manner as is reasonably practicable having regard to the stage of the relevant review process), by means of meetings and/or calls as well as in correspondence, in particular prior to any planned written submissions to or meetings with the Antitrust Authority;

(b)	provide the Sellers and their respective advisers with draft copies of all written communications, other than administrative communications, to the Antitrust Authority at such time as will allow the Sellers and their respective advisers a reasonable opportunity, having regard to the stage of the relevant review process, to provide comments on such communications before they are submitted and to consider the Sellers’ comments on the Purchaser’s draft communications. In the event that either Seller does not respond with that Seller’s comments in a timely fashion, the Purchaser will be entitled to proceed without considering the Sellers’ comments;

(c)	allow external counsel and one individual from each of the Sellers (as nominated by the Sellers) to be present at meetings, calls and hearings with the Antitrust Authority (including the issues (or state of play) meeting and hearings) and related meetings with the Office of Communications (Ofcom) as observers and to receive copies of all correspondence with and written submissions to the Antitrust Authority and/or Ofcom, except for administrative correspondence (redacted as required for confidentiality reasons, other than as provided on an external counsel basis);

(d)	give reasonable consideration to any suggestion that other personnel nominated by the Sellers attend any specific meeting, call or hearing with the Antitrust Authority and/or Ofcom for the purpose of explaining technical issues;

(e)	if Phase 1 clearance is not obtained, take such steps as set out in paragraphs (a) to (d) above in relation to Phase 1, save that the longer time period at Phase 2 would allow for more extensive engagement with the Sellers than at Phase 1, provided that (i) at Phase 1 and Phase 2, the timing of any remedy proposals shall be decided by the Purchaser, subject to the Consultation Obligation, but the Purchaser shall comply with the applicable deadlines and the best practices of the Antitrust Authority for remedy proposals; and (ii) the Consultation Obligation at Phase 2 shall in no circumstances confer a binding right of approval or veto on the Sellers on any procedural or substantive matter; and

3.7	Where the Sellers are dissatisfied with the Purchaser’s proposals as to whether to offer or agree to a remedy at Phase 1 or Phase 2, the Consultation Obligation will include, if necessary, a requirement that the Purchaser’s chief executive officer shall consult with the chief executive officers of both the Sellers in a timely fashion, taking into account the stage of the relevant review process, on the same basis as set out in paragraphs (a) to (e) above.

3.8	The Purchaser shall, in connection with the Condition set out in Clause 3.1(a):

(a)	prepare and publish and circulate to the Purchaser’s shareholders as soon as reasonably practicable following the date of this Agreement the Circular approved by the UK Listing Authority in relation to the Proposed Transaction convening the General Meeting for not later than 5 May 2015 (or such later date as the Sellers and the Purchaser may agree in writing), together with any other documentation, announcement, form, notice or circular required for the purpose of seeking approval from the Purchaser’s shareholders to implement the Proposed Transaction;

(b)	prior to the General Meeting, solicit votes in favour of the Resolutions and keep the Sellers informed of the number of proxy votes received in favour and the number of proxy votes received against the Resolutions (and any abstentions);

(c)	propose the Resolutions as set out in the notice to the General Meeting accompanying the Circular without amendment and not seek to amend the Resolutions without the prior written consent of the Sellers (such consent not to be unreasonably withheld or delayed);

(d)	subject to Clause 3.19, convene, hold and transact the relevant business at the General Meeting at the time and date specified in the Circular and take such steps as may be necessary in connection therewith; and

(e)	once the Resolutions have been approved by the shareholders of the Purchaser, not propose any resolution or take any action which would result in the Resolutions being revoked or amended, other than if requisitioned to do so by the Purchaser’s shareholders in accordance with the Companies Act 2006.

3.9	The Sellers shall, and shall procure that the Target Companies shall, at their own cost, use all reasonable endeavours to ensure that the Conditions set out in Clauses 3.1(d) and (e) are fulfilled as soon as is reasonably practicable after the date of this Agreement.

3.10	The Purchaser and the Sellers shall, and the Sellers shall procure that the Target Companies shall, provide any Governmental Entity with any necessary information and documents reasonably required for the purpose of making any submissions, notifications and filings to any such Governmental Entity for the purposes of satisfying any of the Conditions, to the extent that such information is within their control and permitted to be disclosed.

3.11	Where the Purchaser, either Seller or any of the Target Companies receives any communication or contact directly from any Governmental Entity (other than a Tax Authority) in relation to the Proposed Transaction, the relevant party shall (and in the case of a Target Company, the Sellers shall procure that the relevant Target Company shall), inform the other parties promptly and shall promptly provide the other parties with copies of any written communication, and full details of any material oral communication.

3.12	Where the Purchaser, either Seller or any of the Target Companies receive any formal or informal written request for information from any Governmental Entity (other than a Tax Authority) in relation to the Proposed Transaction, the relevant party shall (and in the case of a Target Company, the Sellers shall procure that the relevant Target Company shall) inform the other parties immediately and (subject to Clause 3.13) shall consult on the preparation of the response.

3.13	Nothing in Clauses 3.5 to 3.12 shall entitle either of the Sellers or the Purchaser to receive any information which the Purchaser or either of the Sellers (as the case may be) reasonably considers to be commercially sensitive, nor entitle either of the Sellers or the Purchaser (as the case may be) to remain in attendance at meetings or on calls whilst such information is discussed, provided that counsel for the relevant party is provided with such information and permitted to remain in attendance at such meetings or on such calls on condition that such commercially sensitive information shall not be disclosed to their client.

3.14	Each of the Sellers shall:

(a)	to the extent such information is within their control or the control of the relevant Target Company, and subject to all applicable laws and regulation (including antitrust laws):

(i)	procure that the Target Companies shall, in a timely manner, provide such information (including financial information, the information referred to in (ii) below, and other information relating to the Target Group’s risk factors, trends, material contracts and litigation and business) as is reasonably requested by the Purchaser for the purposes of compliance with the Prospectus Rules or Listing Rules in connection with the production of the Circular, the Prospectus and the Announcement (and any supplement or amendment thereto);

(ii)	procure that the Target Companies shall, in a timely manner, provide: (aa) such information for inclusion in or required for preparation of the pro forma financial information to be included in the Circular and/or the Prospectus and for reconciling the Target Group’s financial statements with the Purchaser’s accounting policies for this purpose; (bb) promptly after the conclusion of the audit process, the Company’s Statutory Accounts for the financial year ended 31 December 2014; and (cc) information for the purpose of making the no significant change and working capital statements to be included in the Circular and/or the Prospectus, in each case, as reasonably requested by the Purchaser; and

(iii)	in a timely manner, provide such information relating to it as is reasonably requested by the Purchaser for the purpose of compliance with the Prospectus Rules or the Listing Rules in connection with the production of the Circular, the Prospectus and the Announcement (and any supplement or amendment thereto);

(b)

provide reasonable co-operation, and procure that the Target Companies provide reasonable co-operation (including by providing reasonable access to Target’s management, their advisers and working papers and assisting with the preparation of the working capital model and work to be undertaken in order to reconcile the Target Group’s financial information with the Purchaser’s accounting policies), with the Purchaser for the purpose of the Purchaser understanding and using the information provided to it in accordance with Clause 3.14(a), provided that in the case of Clause 3.14(a) and (b), neither of the Sellers nor any Target Company shall authorise or take any responsibility for the form or content of the Circular, Prospectus or the Announcement (or any part of them). Information relating to the Target Group provided to the Purchaser by or on behalf of the Sellers or any Target Company prior to the date of this Agreement for preparation of the Announcement shall be deemed to be information provided under this Clause 3.14.

3.15	As soon as practicable after the date of this Agreement, each Seller shall appoint one information request representative (each an Information Representative). The Purchaser agrees that all information requests submitted by the Purchaser pursuant to Clause 3.14 shall only be made to both Information Representatives who shall be responsible for co-ordinating and liaising with the Target Companies in relation to the answering of any such information requests and shall have the authority to release any responses to the Purchaser. Save in respect of information provided by or on behalf of the Sellers to the Purchaser in respect of the Announcement, to the extent that the Purchaser receives or obtains any information pursuant to Clause 3.14 from a person other than the Information Representative and the Information Representatives are not copied on the request for such information or present when such information is communicated, such information shall not fall within the scope of the warranty in paragraph 1.15 (Public disclosures and information provided) of Part B of Schedule 1.

3.16	Each of the Sellers and the Purchaser shall promptly notify the others if it becomes actually aware that any of the information supplied by it (including, in respect of the Sellers, supplied by the Target Group) contains such a misstatement or omission, or otherwise has become false or misleading in any material respect, and shall supply such information to the others (in accordance with Clause 3.15) as shall be necessary to correct the misstatement or omission. Without limiting the foregoing, whenever either of the Sellers or the Purchaser becomes aware of any event or change which is required to be set out in an amendment or supplement to the Circular, the Prospectus or the Announcement (including as a result of a misstatement or omission of the kind described in the immediately preceding sentence), as applicable, such party shall promptly inform the others, and the Purchaser shall (as and to the extent required by applicable laws and regulation) prepare, file with the relevant Governmental Entity and/or disseminate to the public (and the Sellers shall procure that the Target Companies cooperate with the Purchaser to the extent reasonably required) such amendment or supplement (including to correct such misstatement or omission), which filing and dissemination shall be made and done, as promptly as practicable.

3.17

The Purchaser agrees to provide advanced drafts of the Circular, the Prospectus and the Announcement to the Sellers and their advisers as soon as reasonably practicable after the date of this Agreement and to cooperate and consult in good faith with the Sellers and take into account the reasonable comments of the Sellers and their advisers (to the extent they relate to the information relating to the Sellers) and to afford the Sellers reasonable time to review and consider such drafts (provided that it is acknowledged by the Sellers that the final content of the Circular, the Prospectus and the Announcement shall be at the absolute discretion of the Purchaser).

3.18	The Purchaser undertakes to the Sellers that the Announcement shall incorporate a unanimous and unqualified recommendation from the directors of the Purchaser to the Purchaser’s shareholders to vote in favour of the Proposed Transaction and the Resolutions to be proposed at the General Meeting. The Purchaser further agrees to repeat such recommendation in the Circular, and that it will not alter, modify or revoke such recommendations, in each case unless to do so is necessary in order for the directors (or any one director) to comply with their (or his or her) statutory or fiduciary duties, and the Purchaser shall obtain and take into account external reputable legal advice in respect of the same prior to altering, modifying or revoking any recommendation and shall (to the extent not prohibited by law or regulation) notify the Sellers as soon as practicable if it considers that any recommendation is reasonably likely not to be made, altered, modified or withdrawn.

3.19	The Purchaser agrees not to adjourn the General Meeting without the prior written consent of the Sellers (not to be unreasonably withheld or delayed) unless it is not reasonably practicable to seek such consent because the motion to adjourn is only moved at the General Meeting either by shareholders (other than the directors) or by the chairman as required by his fiduciary duties and obligations as chairman of the General Meeting. Notwithstanding any provision of this Agreement to the contrary, the Purchaser may, in its sole discretion (acting reasonably), adjourn, recess or postpone the General Meeting (a) to the extent necessary to ensure that any required supplement or amendment to any Transaction Document is provided to shareholders of the Purchaser within a reasonable amount of time in advance of the General Meeting, (b) to the extent required by applicable law or regulation or any Governmental Entity or (c) if at the time for which the General Meeting is originally scheduled (as set forth in the Circular) there is an insufficient number of Purchaser Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the General Meeting. If the General Meeting is adjourned to a day other than that on which it was originally convened, it shall be adjourned for as short a period as is reasonably practicable (or such longer period as the Sellers may agree, such agreement not to be unreasonably withheld or delayed).

3.20	Between the date of this Agreement and the Closing Date, the Purchaser undertakes not to propose any resolution or take any other action that would result in the revocation of the Existing Allotment Authority.

3.21	The Conditions set out in Clauses 3.1(a), 3.1(b), 3.1(c), 3.1(d) and 3.1(e) may only be waived by the written agreement of the Sellers and the Purchaser. The Condition set out in Clause 3.1(f) may only be waived by the Purchaser. The Condition in Clause 3.1(g) may only be waived by the Sellers.

3.22	The Sellers and the Purchaser shall each notify the others promptly upon becoming aware that any of the Conditions have been fulfilled. The first Business Day in London on or by which all Conditions have been fulfilled (or waived in accordance with Clause 3.21), save for the Condition in Clause 3.1(c) (which shall be satisfied prior to Closing), is the Unconditional Date.

3.23	If the Unconditional Date has not occurred on or before the Longstop Date (or such later date as the parties may agree in writing), this Agreement shall automatically terminate (other than the Surviving Provisions). In such event, no party (nor any member of its Group) shall have any claim under this Agreement of any nature against any other party (or any member of its Group) except in respect of any rights and liabilities which have accrued before termination or under any of the Surviving Provisions.

4.	Pre-Closing Undertakings

4.1	From the date of this Agreement until Closing (or earlier termination pursuant to Clause 12), the Sellers shall comply with the obligations set out in Schedule 5.

4.2	Save with the prior written consent of the Sellers, from the date of this Agreement until Closing (or earlier termination pursuant to Clause 12), the Purchaser agrees and undertakes:

(a)	to ensure that at all times the Purchaser Shares are admitted to the “Premium segment” of the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange’s main market for listed securities;

(b)	that it shall not announce, authorise, make any proposal for, effect or implement any Share Issue or create, allot or issue or grant any option over or right to subscribe for any shares or share capital of the Purchaser (or agree to do any of the foregoing), other than a Permitted Share Issue;

(c)	that it shall not create, allot or issue or grant any option over or right to subscribe for any securities or equity interests (including options, warrants or other rights) convertible into or exchangeable for Purchaser Shares or other shares or share capital of the Purchaser or any subsidiary (or agree to do any of the foregoing) other than a Permitted Share Issue;

(d)	that it shall not announce, authorise, declare, make or pay any Dividend other than an Ordinary-Course Dividend payable in cash;

(e)	that it shall not announce, authorise, make any proposal for, effect or implement any Share Buy Back or return of any part of its capital, other than an Ordinary-Course Share Buy Back;

(f)	that it shall not announce, authorise, make any proposal for, effect or implement any Reorganisation;

(g)	that it shall not announce, make any proposal for, effect or implement any Spin-Off; and

(h)	that it shall not announce, authorise or do or omit to do any other act, matter or thing which would affect the number of Purchaser Shares in issue (other than a Permitted Share Issue or an Ordinary-Course Share Buy Back), or which would give rise to or constitute (i) an income or capital distribution for or payment to Purchaser Shareholders (ignoring any reliefs or relieving provisions) and/or (ii) a shift or transfer of value as between a member of the Purchaser’s Group and Purchaser Shareholders (in their capacity as such) (other than, in the case of each of (i) and (ii), pursuant to an Ordinary-Course Dividend).

4.3	From the date of this Agreement until Closing, the Purchaser agrees that neither it nor any member of its Group shall solicit, initiate, or otherwise seek to procure an approach, proposal or offer, in each case in connection with any Purchaser Change of Control (howsoever effected) or any transaction which would be materially prejudicial to the likelihood of the Proposed Transaction completing or would, if completed, result in the Proposed Transaction failing, provided that nothing in this Clause 4.3 shall restrict the Purchaser from taking any action (i) that it determines it is required to take so as to enable the Purchaser’s board to comply with their fiduciary duties or (ii) in connection with a Purchaser Change of Control in relation to which the Purchaser has received an unsolicited bona fide approach. The Purchaser shall (subject to applicable law or regulation) notify the Sellers as soon as reasonably practicable in advance of announcing any such Purchaser Change of Control or other transaction under this Clause 4.3.

4.4	Deutsche Telekom, in coordination and consultation with the Purchaser, shall have primary responsibility for obtaining all consents, approvals or actions of any Governmental Entity which may be required in order for Deutsche Telekom to be able to exercise its right pursuant to Clause 5.1 of the Relationship Agreement (the Appointment Condition). The Purchaser shall, and shall procure that all members of the Purchaser Group shall, at their own cost, use all reasonable endeavours to ensure that the Appointment Condition is fulfilled as soon as is reasonably practicable after the date of this Agreement. Deutsche Telekom shall keep Orange S.A. generally informed as to the progress of this process.

4.5	The Purchaser shall, and shall procure that all members of the Purchaser Group shall:

(a)	provide Deutsche Telekom with any necessary information and documents reasonably required for the purpose of making any submissions, notifications and filings to any Governmental Entity pursuant to Clause 4.4 or for the purpose of preparing responses to any formal or informal written request for information for the purposes of satisfying the Appointment Condition, to the extent that such information is within their control and permitted to be disclosed; and

4.6	adopt and implement such compliance measures as any Governmental Entity may require for the Appointment Condition to be fulfilled provided that such measures are in accordance with the norms for listed companies of the size and standing of the Purchaser.

5.	Closing

5.1	Closing shall take place at the London offices of the Purchaser’s lawyers on the Closing Date being:

(a)	if the Unconditional Date falls 5 Business Days or more before the last Business Day of a month, the last Business Day of that month; or

(b)	if the Unconditional Date falls less than 5 Business Days before the last Business Day of a month, the last Business Day of the following month;

provided that all the Conditions (other than Clause 3.1(c) and those which have been waived in accordance with Clause 3.21) remain fulfilled (and provided that the Condition in Clause 3.1(c) has been satisfied prior to Closing).

5.2	At Closing each of the Sellers and the Purchaser shall deliver or perform (or procure that there is delivered or performed) all those documents, items and actions respectively listed in relation to that party or any member of its Group in Schedule 6.

6.	Seller Warranties, Undertakings and Indemnities

6.1	Each of the Sellers warrants to the Purchaser as at the date of this Agreement in the terms of the Seller Warranties. The Core Seller Warranties (except, for these purposes, the Public Documents Warranty) and paragraphs 4.5, 5.1, 6.1, 6.4, 7.2 and 11 of Part B of Schedule 1, paragraphs 1.11 and 1.21 of Part F of Schedule 1, paragraph 1.10 of Part C of Schedule 1 and paragraph 1.13 of Part E of Schedule 1 shall be deemed to be repeated immediately before Closing by reference to the facts and circumstances then existing as if references in those Seller Warranties and to the date of this Agreement were references to the date of Closing. The Public Documents Warranty shall be deemed to be repeated in respect of the Relevant Public Document immediately before publication of the Relevant Public Documents, by reference to the facts and circumstances then existing. Each Seller Warranty shall be separate and independent and (except as expressly otherwise provided) no Seller Warranty shall be limited by reference to any other Seller Warranty.

6.2	Each Seller warrants to the Purchaser that as at the date of this Agreement neither it, nor any member of its Group, is interested in any shares or other securities of the Purchaser (save for any interests held by any pension fund of Deutsche Telekom or any member of its Group or Orange S.A. or any member of its Group in shares in the Purchaser provided that the assets of the pension fund are managed under an agreement or arrangement with a third party (which is unrelated to either Seller or any member of either of their Groups) which gives such third party absolute discretion regarding dealing, voting and acceptance decisions relating to the fund.

6.3	Any Claim by the Purchaser in connection with the Seller Warranties and, as expressly set out in this Clause 6 and Schedule 2, any other claim by the Purchaser under this Agreement shall be subject to the provisions of this Clause 6 and Schedule 2 to the extent provided therein.

6.4	Each of the Sellers undertakes to the Purchaser that, except in the case of fraud, it has no rights against and shall not make any claim against any present or former employee, director, agent or officer of any Target Company or any member of the Purchaser Group on whom it may have relied before agreeing any term of or before entering into this Agreement or any other Transaction Document (including in relation to any information supplied or omitted to be supplied by any such person in connection with the Seller Warranties, this Agreement or any other Transaction Document).

6.5	With effect from Closing, the Sellers undertake to pay on demand to the Purchaser an amount equal to:

(a)	(i) any fines paid or payable by any member of the Target Group or the Purchaser (in its capacity as shareholder of the Company) to the CMA or any other applicable Governmental Entity (save for any Tax Authority) as a result of any decision establishing an infringement of the Chapter I prohibition imposed by section 2(1) of the Competition Act 1998 or of Article 101 of the Treaty on the Functioning of the European Union (as applicable) in each case in relation to the administration of Phones 4U (a Decision) and (ii) any damages awarded by a court or tribunal against the Target Group or the Purchaser (in its capacity as shareholder of the Company) pursuant to any claim arising as a result of a Decision; and

(b)	any Costs to the extent incurred in responding to, investigating and/or defending any investigation, claim and/or proceedings referred to in Clause 6.5(a)(i) and/or Clause 6.5(a)(ii) above.

6.6	With effect from Closing, the Sellers undertake to pay on demand to the Purchaser an amount equal to:

(a)	all fines paid or payable to any applicable Governmental Entity (save for any Tax Authority) or, in relation to (ii) only, any card scheme operator, by any member of the Target Group as a result of a breach by the Target Group on or before the Closing Date of:

(i)	the “General Conditions of Entitlement” under the Communications Act 2003 in relation to:

(A)	complaints handling (under General Condition 14);

(B)	sales (under General Condition 23); and/or

(C)	failures in 999 emergency calling services (under General Condition 4 and other applicable regulatory requirements); or

(ii)	PCI-DSS requirements; and

(b)	any Costs to the extent incurred in responding to, investigating and/or defending any investigation or allegation of any infringement referred to in Clause 6.6(a) above.

6.7

Without prejudice to Clauses 6.5 or 6.6, after Closing, if requested by the Sellers (acting jointly) in writing, the Purchaser shall give (or procure that the relevant Target Company gives) to the Sellers (acting jointly) full responsibility (at the Sellers’ cost) for the conduct of any action, claim, proceeding or investigation by a third party involving (a) a Target Company, or (b) the CMA or Ofcom or the European Commission or any applicable Governmental Entity (save for any Tax Authority), which may give rise to a liability of the Sellers under Clauses 6.5 or 6.6 and the Purchaser shall in a timely manner provide the Sellers’ Claim Representative with access to such information and employees of the Target Group as shall be reasonably requested by the Sellers in connection with such conduct. Without prejudice to the

Sellers’ Claim Representative’s right to conduct any claim or litigation under this clause, the Sellers shall provide such information as is reasonably requested by the Purchaser to keep the Purchaser reasonably informed.

6.8	If the Sellers elect not to take conduct in respect of any action, claim, proceeding or investigation under Clause 6.5 or 6.6, the Purchaser shall:

(a)	in a timely manner provide the Sellers’ Claim Representative with such information as is necessary to keep the Sellers reasonably informed, and any other information as may be reasonably requested by the Sellers from time to time; and

(b)	not (and procure that no member of its Group shall) admit liability or make any agreement or compromise with any person, body or authority in relation to any such action, claim, proceeding or investigation without the prior written consent of the Sellers’ Claim Representative such consent not to be unreasonably withheld or delayed.

6.9	Each of the Sellers undertakes to the Purchaser that it shall not, and it shall procure that no member of its Group or the Target Group shall take or agree to take any step prior to Closing which would or would be reasonably likely to render the transaction envisaged by this Agreement a “type A event” (as defined in the then current regulatory guidance on clearance issued by the Pensions Regulator) or a step in a series of steps prior to Closing which together would or would be reasonably likely to amount to a “type A event” (as so defined) in relation to the Pension Scheme. Each of the Sellers shall, at Closing, provide the Purchaser with written confirmation that it has complied with the obligation in this Clause 6.9.

6.10	Each Seller shall procure that any obligation on a Target Company to pay management fees to either Seller or a member of their respective Groups or to a Seller JV Company shall be terminated on or prior to Closing (and any such termination prior to Closing shall not be treated as a breach of the provisions of Schedule 5).

6.11

In respect of those services (i) which are, as at the date of this Agreement, provided by, or on behalf of, the Sellers or their Group companies to the Target Group or vice versa under intra-group services agreements or arrangements (the Intra-Group Current Services), and (ii) which are, as at the date of this Agreement provided by a third party service provider to the Target Group under corporate group agreements agreed with third parties (the Third Party Current Services and, together with the Intra-Group Current Services, the Current Services), the Sellers and the Purchaser shall promptly after the date of this Agreement, as part of the integration planning process described in paragraphs 3 and 4 of Schedule 5, discuss in good faith and in accordance with the principles set out in Clause 6.12, (i) which of those Current Services will be terminated at Closing and (ii) which of those Current Services will continue to be provided after Closing and the terms on which such Current Services will be provided, as well as any resulting changes to the intra-group service agreements that may be required. The Sellers and the Purchaser shall use reasonable endeavours to ensure that these discussions (including any resulting changes to the intra-group service agreements or new agreements to be entered into) shall be completed as soon as practicable and in any event by the earlier of (i) the date following six (6) months after the date of this Agreement or (ii) the Closing Date (Deadline Date) which shall be reflected in an agreement (Transitional Services Agreement) to be entered into between each of the Sellers, the Purchaser and the Target Group with effect at Closing.

6.12	The parties agree that the following principles shall apply to their discussions pursuant to Clause 6.11:

(a)	the recipient of a Current Service (or, where the recipient is the Target Group, the Purchaser) may elect whether that Current Service should continue to be provided after Closing. Such election shall be made in good faith, having regard to all relevant circumstances, and shall be communicated by written notice to the provider of the Current Service prior to the Deadline Date.

(b)	regarding the Intra-Group Current Services:

where the recipient (or Purchaser, where appropriate) elects pursuant to Clause 6.12(a) above that an Intra-Group Current Service should continue after Closing, the following shall apply:

(i)	the Intra-Group Current Service shall (unless sub-Clause 6.12(b)(ii) below applies) continue to be provided on the terms of the then current relevant intra-group service agreement, amended as required to give effect to the provisions of this Clause or as otherwise agreed between the Sellers and the Purchaser;

(ii)	where no intra-group service agreement exists for the Intra-Group Current Service, the Sellers and the Purchaser shall document the terms on which the Intra-Group Current Service is currently provided (including as to cost) in the Transitional Services Agreement;

(iii)	the provider (or Purchaser, where appropriate) shall:

(A)	for Intra-Group Current Services that relate to the “TDG services”, “P&I services”, “Technocentre portal (including support)” and “Horizon platform” which the recipient has elected to continue after Closing under Clause 6.12(a), grant a transitional period up to 18 months after Closing in order to ensure a smooth transition and a continuity of the business, except that in the case of the “Technocentre portal” and “Horizon platform” the Sellers and the Purchaser acknowledge that the scope and level of service may be reduced or downscaled during any period following the 12 months after the Closing Date;

(B)	for all other Intra-Group Current Services which the recipient has elected to continue after Closing under Clause 6.12(a), grant a transitional period of up to 12 months after Closing in order to ensure a smooth transition and a continuity of the business;

(c)	regarding the Third Party Current Services:

where the recipient (or Purchaser, where appropriate) elects pursuant to Clause 6.12(a) above that a Third Party Current Service should continue after Closing, the following shall apply:

(i)	the Sellers shall use reasonable endeavours to procure that, in so far as practicable, the relevant Third Party Current Services shall continue in effect after Closing for a transitional period of up to six (6) months in accordance with the existing provisions of the relevant corporate group agreement; and

the Sellers shall keep the Purchaser reasonably informed of progress made by each of them or the Target Group (as applicable) in obtaining such continuation.

6.13	With effect from Closing, the Sellers undertake to pay on demand to the Purchaser a sum equal to all Costs paid or payable by any member of the Target Group as a result of the T-Systems Dispute to the extent the T-Systems Dispute is not fully and finally settled (and any settlement amount paid) by Closing.

6.14	Each of the Sellers shall (and shall procure that any relevant Target Company shall) use reasonable endeavours to obtain Amdocs’ consent, if required as a result of the Proposed Transaction, under any of its agreements with the Company (including that dated 27 April 1998 (as amended or varied from time to time thereafter)).

6.15	If any employee or former employee of any Target Company (Relevant Person) becomes entitled following Closing to exercise an option or receive any payment or shares in any member of a Seller Group pursuant to any share or cash incentive schemes, share option schemes, phantom equity schemes, or profit sharing, bonus, commission or other incentive schemes or arrangements operated by a member of a Seller Group:

(a)	the relevant Seller shall notify the Purchaser within 3 Business Days of an exercise of an option, payment being made or shares being issued or transferred, and shall provide the Purchaser with such information as the Purchaser requires in order for the Purchaser to calculate any income tax and primary and secondary Class 1 National Insurance contributions which it or a member of the relevant Target Group is obliged to account for to the relevant taxation authorities in respect of options exercised, payments made or shares issued or transferred after Closing to the Relevant Persons by the relevant Seller (the Employee Taxation Liabilities);

(b)	the relevant Seller agrees to act as agent for the Target Company to which the Employee Taxation Liabilities relate and collect from any affected Relevant Persons any income tax and primary Class 1 National Insurance contributions arising from such options exercised, payments made or shares issued or transferred (the Employee Amount); and

(c)

the relevant Seller shall promptly upon request (for the avoidance of doubt, irrespective of whether and the extent to which it has collected the Employee Amount from any affected Relevant Persons as at the date of the request) pay to the Purchaser an amount equal to the Employee Taxation Liabilities and, to the extent that any failure by the relevant Seller to collect the Employee Amount from any affected Relevant Persons results in additional Employee Taxation Liabilities arising, an amount equal to such additional Employee Taxation Liabilities.

6.16	Each of the parties shall (and until Closing, the Sellers shall procure that each relevant Target Company shall) use reasonable endeavours to procure that with effect from Closing, Hutchison 3G and MBNL each consent in writing to amend the cooperation agreement dated 18 December 2007 (as amended) (the Cooperation Agreement) and any other relevant Hutchison 3G Contracts by replacing Deutsche Telekom (or any member of its Group having escalation rights under or in connection with the Cooperation Agreement and any other relevant Hutchison 3G Contracts) with the Purchaser (or any member of its Group designated by the Purchaser to the Sellers before Closing) as the entity to which disputes arising under or in connection the Cooperation Agreement and any other relevant Hutchison 3G Contracts are escalated.

6.17	If, on or prior to Closing, the consents referred to in Clause 6.16 have not been obtained, Deutsche Telekom (or its relevant Group members) shall, if permitted to do so under the Cooperation Agreement or the relevant Hutchison 3G Contract, promptly refer to the Purchaser (or its designee) all matters escalated to any of them thereunder, treat all such matters as confidential, delegate to the Purchaser (or its designee) all escalation powers conferred on it (or its relevant Group members) and act solely on the instructions of the Purchaser (or its designee) until such time as those consents have been obtained, provided that in such circumstances, the Purchaser shall indemnify Deutsche Telekom and any relevant members of its Group in respect of any Costs arising in connection therewith.

7.	Purchaser Warranties, Undertakings and Indemnities

7.1	The Purchaser warrants to each Seller as at the date of this Agreement in the terms of the Purchaser Warranties set out in Schedule 3. The Purchaser Warranties at paragraphs 1.1–1.5, 2.1 and 3.1 to 3.6 of Schedule 3 shall be deemed to be repeated immediately before Closing by reference to the facts and circumstances then existing as if references in the Purchaser Warranties to the date of this Agreement were references to the date of Closing. Each Purchaser Warranty shall be separate and independent and (except as expressly otherwise provided) no Purchaser Warranty shall be limited by reference to any other Purchaser Warranty.

7.2	Any Purchaser Claim by a Seller in connection with the Purchaser Warranties and, as expressly set out in this Clause 7 and Schedule 4, any other claim by a Seller under this Agreement shall be subject to the provisions of this Clause 7 and Schedule 4 to the extent provided therein.

7.3	The Purchaser undertakes to each Seller that, except in the case of fraud, it has no rights against and shall not make any claim against any present or former employee, director, agent or officer of any member of either Seller’s Group on whom it may have relied before agreeing any term of or before entering into this Agreement or any other Transaction Document (including in relation to any information supplied or omitted to be supplied by any such person in connection with this Agreement or any other Transaction Document).

7.4	The Purchaser undertakes to each Seller that it shall not, and it shall procure that no member of its Group or any member of the Target Group shall take or agree to take any step which would or would be reasonably likely to render the transaction envisaged by this Agreement (including the financing arrangements in respect of the transaction) a “type A event” (as defined in Clause 6.9), or a step in a series of steps which together would or would be reasonably likely to render the transaction envisaged by this Agreement (including the financing arrangements in respect of the transaction) a “type A event” (as so defined) in relation to the Pension Scheme. The Purchaser shall, at Closing, provide each of the Sellers with written confirmation that it has complied with the obligation in this Clause 7.4. For the avoidance of doubt, the undertaking in this Clause 7.4 shall not prevent the Purchaser, any member of its Group or any member of the Target Group from taking any step or series of steps in relation to any post-Closing reorganisation of the Target Group or any subsequent refinancing arrangements.

7.5	The Purchaser undertakes to each Seller to pay on demand to the relevant Seller a sum equal to all Costs incurred, sustained or paid by that Seller or a member of that Seller’s Group arising, or which may arise, out of the issue by the Pensions Regulator of a warning notice in relation to a determination to issue, or a determination to issue a contribution notice and/or financial support direction under sections 38 to 51 of the Pensions Act 2004 in relation to the Pension Scheme.

7.6	The Purchaser undertakes to DT Holdings to pay on demand to DT Holdings a sum equal to all Costs incurred, sustained or paid by DT Holdings or a member of the DT Holdings Group arising, or which may arise, out of the issue by the Pensions Regulator of a warning notice in relation to a determination to issue, or a determination to issue a contribution notice and/or financial support direction under sections 38 to 51 of the Pensions Act 2004 in relation to the BT Pension Scheme, where DT Holdings has been identified by the Pensions Regulator as being “connected” with an employer in the BT Pension Scheme as a result of the appointment of a director on the Purchaser’s board by a member of the DT Holdings Group.

7.7	The Purchaser undertakes to each of the Sellers that with regard to awards granted under the EE Long Term Incentive Plan payments will be made by any Target Company only in accordance with the terms of such awards (including the performance conditions applicable to such awards to the extent reasonably and objectively ascertainable) in force on Closing.

8.	Guarantee Provisions

8.1	In consideration of the Purchaser entering into this Agreement, Deutsche Telekom unconditionally and irrevocably guarantees to the Purchaser and to the extent that a member of the Purchaser’s Group or any Target Company is a party to a Transaction Document, that member of the Purchaser’s Group or that Target Company in respect of the relevant Transaction Document, as a continuing obligation that DT Holdings will comply with its obligations under this Agreement and each Transaction Document.

8.2	Deutsche Telekom’s liability under Clause 8.1 shall not be discharged or impaired by:

(a)	any amendment, variation or assignment of this Agreement or any Transaction Document or any waiver of its or their terms (save to the extent of any amendment or variation to this Clause 8 the effect of which is to discharge or impair Deutsche Telekom’s liability under this Clause 8);

(b)	any release of, or granting of time or other indulgence to, DT Holdings or any third party;

(c)	any winding up, dissolution, reconstruction, legal limitation, incapacity or lack of corporate power or authority or other circumstances affecting DT Holdings; or

(d)	any other act, event, neglect or omission (whether or not known to DT Holdings, the Purchaser or Deutsche Telekom) which would or might (but for this Clause 8.2) operate to impair or discharge Deutsche Telekom’s liability or afford Deutsche Telekom or DT Holdings any legal or equitable defence.

8.3	In consideration of the Purchaser entering into this Agreement, as a separate, additional continuing and primary obligation, Deutsche Telekom undertakes to indemnify the Purchaser and the relevant member of its Group or the relevant Target Company, in each case, which is a party to the relevant Transaction Document against any Costs suffered or incurred by any of them as a result of DT Holdings’ failure to comply with its obligations under this Agreement or any Transaction Document.

8.4	In consideration of the Purchaser entering into this Agreement, Orange S.A. unconditionally and irrevocably guarantees to the Purchaser and to the extent that a member of the Purchaser’s Group or any Target Company is a party to a Transaction Document, that member of the Purchaser’s Group or that Target Company in respect of the relevant Transaction Document, as a continuing obligation that Orange Holdings will comply with its obligations under this Agreement and each Transaction Document.

8.5	Orange S.A.’s liability under Clause 8.4 shall not be discharged or impaired by:

(a)	any amendment, variation or assignment of this Agreement or any Transaction Document or any waiver of its or their terms (save to the extent of any amendment or variation to this Clause 8 the effect of which is to discharge or impair Orange S.A.’s liability under this Clause 8);

(b)	any release of, or granting of time or other indulgence to, Orange Holdings or any third party;

(c)	any winding up, dissolution, reconstruction, legal limitation, incapacity or lack of corporate power or authority or other circumstances affecting Orange Holdings; or

(d)	any other act, event, neglect or omission (whether or not known to Orange Holdings, the Purchaser or Orange S.A.) which would or might (but for this Clause 8.5) operate to impair or discharge Orange S.A.’s liability or afford Orange S.A. or Orange Holdings any legal or equitable defence.

8.6	In consideration of the Purchaser entering into this Agreement, as a separate, additional continuing and primary obligation, Orange S.A. undertakes to indemnify the Purchaser and the relevant member of its Group or the relevant Target Company, in each case, which is a party to the relevant Transaction Document against any Costs suffered or incurred by any of them as a result of Orange Holdings’ failure to comply with its obligations under this Agreement or any Transaction Document.

9.	Conduct of Claims

9.1	Without prejudice to the Purchaser’s right to bring a Non Tax Claim under this Agreement, if the Purchaser becomes aware of any claim or potential claim by a third party against any member of the Target Group (a Third Party Claim) after Closing which is likely to result in a Non Tax Claim being made under this Agreement, the Purchaser shall as soon as reasonably practicable give notice of the Third Party Claim to each of the Sellers and ensure that access is given to such information, documentation and management as is reasonably necessary for a representative appointed jointly by the Sellers (and whose identity is notified to the Purchaser (the Sellers’ Claim Representative)) to make a preliminary assessment of the Third Party Claim (provided that the Sellers shall reimburse reasonably incurred third party out of pocket costs and expenses of the Purchaser).

9.2	Without prejudice to the Purchaser’s right to bring a Non Tax Claim under this Agreement, subject to the Purchaser and each member of its Group being indemnified and secured by the Sellers against all reasonable out-of-pocket costs and expenses, including those of its legal advisers, incurred in respect of that Third Party Claim, the Purchaser shall:

(a)	provide such information as is reasonable so as to enable the Sellers’ Claim Representative to investigate further the Third Party Claim on behalf of the Sellers;

(b)	not (and procure that no member of its Group shall) admit liability or make any agreement or compromise with any person, body or authority in relation to that Third Party Claim without the prior written consent of the Sellers’ Claim Representative (such consent not to be unreasonably withheld or delayed); and

(c)	(subject to the Purchaser or the relevant members of its Group being entitled to employ its or their own legal advisers) take any action that the Sellers’ Claim Representative reasonably requests to avoid, resist, dispute, appeal, compromise or defend that Third Party Claim (save to the extent that such action would, in the reasonable opinion of the Purchaser, be materially prejudicial to the business of the Target Group taken as a whole or any line of business of the Purchaser Group).

9.3	Without prejudice to the Purchaser’s right to bring a Non Tax Claim under this Agreement, the rights of the Sellers under Clause 9.2 shall only apply to a Third Party Claim if the Sellers’ Claim Representative gives a joint notice to the Purchaser in writing of the Sellers’ intention to exercise their rights within 20 Business Days of the Purchaser giving notice of the Third Party Claim. If the Sellers’ Claim Representative does not give a joint notice during that period, the Purchaser shall be entitled to take conduct of the Third Party Claim, but shall reasonably consult with the Sellers’ Claim Representative in relation to such conduct and keep the Sellers’ Claim Representative reasonably informed of the progress of such Third Party Claim and provide copies of documentation reasonably requested by the Sellers’ Claim Representative in relation thereto (the Sellers reimbursing the Purchaser for any reasonable out of pocket costs and expenses of the Purchaser properly incurred), provided that the Purchaser may in its absolute discretion, settle, compromise, or resist any action, proceedings or claim against any member of the Purchaser Group out of which that Third Party Claim may arise.

10.	BT NGN Claims and Other TCP NGN Claims

10.1	The Purchaser and the Sellers agree that in connection with the BT NGN Claims and the Other TCP NGN Claims the following provisions shall apply:

(a)	the BT NGN Claims shall be settled by the Purchaser and the Company entering into a final form BT NGN Settlement Agreement, pursuant to which British Telecommunications plc (on behalf of itself and each member of the Purchaser Group) and the Company (on behalf of itself and each Target Company) shall fully and finally settle all obligations and liabilities in respect of the BT NGN Claims, including all legal and other Costs and interest owed to the Purchaser Group in respect of the BT NGN Claims;

(b)	by 20 February 2015, the Purchaser shall procure that British Telecommunications plc and the Sellers shall procure that the Company shall enter into the BT NGN Settlement Agreement, provided always that (i) the Company shall not be required to withdraw any submissions or evidence or from any proceedings or withdraw any evidence or submissions placed before the Competition Appeal Tribunal until its skeleton submissions to the Competition Appeal Tribunal are due to be filed, and (ii) payment of the BT NGN Settlement Amount shall occur not later than 30 days after the date of the BT NGN Settlement Agreement;

(c)	the Closing Statement shall only include any amount or provision in respect of the BT NGN Claims to the extent provided for in Schedule 9 and Exhibit 5;

(d)	prior to Closing, the Sellers shall be permitted to procure that the Target Companies settle any and all Other TCP NGN Claims on such terms as the Sellers and Target Companies in their absolute discretion determine and upon the settlement of any Other TCP NGN Claim, no additional amount or provision shall be included in the Closing Statement in respect of such Other TCP NGN Claim other than to the extent provided for in Schedule 9 and Exhibit 5;

(e)	if at Closing there remains unsettled any Other TCP NGN Claims then:

(i)	the Closing Statement shall include a provision in respect of such Other TCP NGN Claims as shall be agreed between the Purchaser and the Sellers (the Other TCP NGN Provision) in accordance with the procedure set out in Schedule 9;

(ii)	provided that the Sellers shall keep the Purchaser reasonably informed and shall consult with the Purchaser so as not to take any action which would be materially prejudicial to the regulatory standing of the Purchaser Group, the Sellers shall (acting jointly) have the primary responsibility for instructing and directing the Target Companies in the conduct of all such Other TCP NGN Claims on behalf of and in the name of all relevant Target Companies and the Target Companies shall, upon entering into a settlement agreement, if any, for Other TCP NGN Claims, pay the amount of such settlement;

(iii)	the Purchaser shall procure that the Sellers shall have reasonable access to all employees and information of the Target Group as is reasonably required by the Sellers to conduct the Other TCP NGN Claims;

(iv)	the Sellers shall indemnify the Purchaser against all Costs incurred by the Target Group arising from successful claims brought by the Other TCPs in respect of the Other TCP NGN Claims to the extent that such aggregate amounts exceed the amount of the Other TCP NGN Provision;

(v)	if the Sellers procure that the Target Companies settle all Other TCP NGN Claims and the aggregate amount of all such settlements is less than the amount of the Other TCP NGN Provision (the Other TCP NGN Excess), the Purchaser shall, within 5 Business Days of notice from the Sellers of settlement of all Other TCP NGN Claims, pay to the Sellers an amount equal to the Other TCP NGN Excess.

11.	Termination

Except in accordance with Clause 12 (and without prejudice to Clause 3.23), no party to this Agreement shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever (whether before or after Closing). This shall not exclude any liability for (or remedy in respect of) fraudulent misrepresentation.

12.	Break Fee

12.1	The Purchaser shall be entitled to terminate this Agreement at any time prior to the Longstop Date by written notice to the Sellers if, having sought shareholder approval for the Proposed Transaction (including recommending to shareholders to vote in favour) and having not altered, modified or revoked such recommendation, or recommended an alternative transaction, the Resolutions are not passed at the General Meeting (or, following any adjournment, at any such General Meeting which is re-convened) for the purposes of considering the Resolutions.

12.2	The Sellers (acting jointly) shall be entitled to terminate this Agreement at any time prior to the Longstop Date by written notice to the Purchaser if:

(a)	the directors of the Purchaser fail to seek shareholder approval for the Proposed Transaction; or

(b)	the directors of the Purchaser:

(i)	fail to recommend to the Purchaser’s shareholders to vote in favour of the Proposed Transaction and the Resolutions to be proposed at the General Meeting in the Announcement and the Circular; or

(ii)	having made such recommendation, alter, modify or revoke it prior to the Resolutions being approved, and the Resolutions are not passed at the General Meeting (or, following any adjournment, at any such General Meeting which is re-convened) for the purposes of considering the Resolutions; or

(c)	the directors of the Purchaser recommend an alternative transaction (including any transaction relating to a Purchaser Change of Control) and the Proposed Transaction does not proceed to Closing as a result.

12.3	If the Sellers exercise their rights of termination pursuant to Clause 12.2 above or the Purchaser exercises its right of termination pursuant to Clause 12.1 where the Resolutions were not passed in the circumstances set out in Clause 12.2(b), the Purchaser agrees to pay to the Sellers, in equal proportions, by way of compensation for any loss suffered an aggregate amount by way of liquidated damages equal to £250 million (two hundred and fifty million pounds sterling) (the Break Fee) plus VAT (if applicable) within 10 Business Days after the date of termination of this Agreement. The Sellers and the Purchaser anticipate, and shall use reasonable endeavours to secure, that the Break Fee is not and will not be treated as consideration for a taxable supply for VAT purposes.

12.4	Payment of the Break Fee shall extinguish all of the Sellers’ rights under this Agreement, and be the sole and exclusive remedy of each of the Sellers and each member of their respective Groups for all and any claims arising under this Agreement, save in respect of any rights and liabilities which have accrued before termination in relation to unrelated matters or which accrue after termination under the Surviving Provisions.

12.5	The termination of this Agreement in accordance with Clause 12.1 shall extinguish all of the Purchaser’s rights under this Agreement save in respect of any rights and liabilities which have accrued before termination in relation to unrelated matters or which accrue after termination under the Surviving Provisions.

13.	Tax

13.1	The provisions of Schedule 7 shall apply in relation to Taxation.

13.2	Schedule 7 (apart from the Tax Covenant) shall come into effect on the date of this Agreement. The Tax Covenant shall come into effect at Closing.

14.	Insurance

14.1	Prior to Closing, the Sellers shall not take any action to revoke or cause the revocation of any insurance policies of or covering the Target Group or MBNL.

14.2	From Closing, the Purchaser shall ensure that all insurance policies which are in force at Closing continue in force for the time period provided by those insurance policies on the same terms to the extent that (i) they provide cover in relation to the carrying on of the business of any Target Company before Closing and/or any matter or event occurring in relation to any Target Company before Closing and (ii) under their respective terms, claims can still be made or pursued after Closing.

14.3	From Closing, each of the Sellers shall use reasonable endeavours to provide such information as is reasonably required by the Purchaser and to assist the Purchaser and any Target Company to make, pursue and obtain recovery for any claim which may be validly made by a Target Company under any current or historic “losses occurring” insurance policy of the Sellers’ Groups provided such claim arises from an event or matter occurring prior to Closing.

15.	Guarantees and other Third Party Assurances

15.1	The Purchaser shall use its reasonable endeavours to ensure that, as soon as reasonably practicable after Closing, each member of the Sellers’ Groups is released from the Third Party Assurances including those listed in Part A of Exhibit 1 given by the Sellers’ Groups in respect of obligations of any Target Company. Pending release of these Third Party Assurances, the Purchaser shall indemnify each Seller and each member of their respective Groups against any and all Costs incurred by such Seller or the members of its Group arising after Closing under or by reason of such Third Party Assurances.

15.2	Each Seller shall use its reasonable endeavours to ensure that as soon as reasonably practicable after Closing each Target Company is released from all Third Party Assurances (including those listed in Part B of Exhibit 1 given by any Target Company in respect of obligations of any member of that Seller’s Group). Pending release of any such Third Party Assurance, each Seller shall indemnify the Target Companies against any and all Costs incurred by such Target Company arising after Closing under or by reason of that Third Party Assurance.

15.3	Between the date of this Agreement and Closing, the parties shall use reasonable endeavours to ensure that with effect from Closing, Deutsche Telekom is replaced as guarantor by the Purchaser (or another acceptable member of its Group, if any) and fully released under the MBNL Guarantee. If such guarantee is not replaced by the Purchaser at Closing, the Purchaser shall (i) enter into the MBNL Back-to-Back Guarantee at Closing and (ii) use reasonable endeavours to replace Deutsche Telekom with the Purchaser or a member of the Purchaser’s Group as guarantor and fully release Deutsche Telekom under the MBNL Guarantee as soon as reasonably practicable thereafter. For the avoidance of doubt, the Purchaser shall not be obliged to obtain a bank guarantee to replace Deutsche Telekom under the MBNL Guarantee.

16.	Changes of name and Brand

16.1	Each Seller shall procure that:

(a)	as soon as reasonably practicable after the Closing Date and in any event within 10 Business Days after the Closing Date, the name of any member of its Group that consists of or includes the words or letters “EE” (on a standalone basis, and not where such letters feature as part of a longer word), “Everything Everywhere” and/or both “Everything” and “Everywhere” is changed to a name which does not include those words or letters or any name which is substantially the same or confusingly similar; and

(b)	as soon as reasonably practicable after the Closing Date and in any event within 2 months after the Closing Date each member of its Group shall cease to use or display any trade or service name or mark, business name, logo or domain name that consists of or contains the following names: “EE” (on a standalone basis, and not where such letters feature as part of a longer word), “Everything Everywhere” and/or both “Everything” and “Everywhere” provided that historical references to such names having been owned or used by the Sellers is permitted.

16.2	The provisions of Schedule 8 shall apply in relation to use by the Target Group of the Orange and T-Mobile brands (the Legacy Marks).

17.	Protective Covenants Post-closing

17.1	Subject to Clause 17.2 each Seller shall procure that neither it nor any member of its Group shall directly or indirectly (alone or with others) carry on or be engaged in any Competing Business in the Protected Territories for a period of 3 years after the Closing Date. Furthermore, subject to Clauses 17.2 and 17.3, each Seller shall procure that neither it nor any member of its Group shall directly or indirectly (alone or with others) be engaged in marketing or distributing any products or services under, nor use in any way (including licensing or permitting a third party to use in any way), the Legacy Marks for a Competing Business which is not a Permitted Business as defined in Clause 17.2, in each case in the Protected Territories for a period of 3 years after the Closing Date. For this purpose:

(a)	Competing Business means:

(i)

in relation to services targeting retail consumers (B2C) located within the Protected Territories, any business that competes with the core business carried on at Closing by any Target Company being(A) marketing, selling or providing wireless solus GSM based (2G, 3G, 4G and any of their evolutions) communications services (including voice, data and audio-visual services, but excluding any over-the-top or other services above the transport layer), (B) owning or operating a facilities wireless GSM based (2G, 3G, 4G and any of their evolutions) network; (C) carrying on a mobile virtual network operator (MVNO) business or mobile virtual network aggregator (MVNA) business; and (D) marketing, selling or providing retail fixed line communications services (including broadband, voice and audio visual services);

(ii)	in relation to business customers (B2B) located within the Protected Territories, the business of marketing, selling or providing solus mobile connectivity services as carried on at Closing by any Target Company; and/or

(iii)	acting as a reseller, agent or distributor for any person engaged directly or indirectly (alone or with others) in a business described in Clause 17.1(a)(i) above.

(b)	Protected Territories means the United Kingdom.

17.2	Nothing in this Clause 17 shall prevent, after Closing, any Seller or any member of that Seller’s Group (a) carrying on or being engaged in any business that is not a Competing Business or (b) carrying on or being engaged in any Permitted Business.

For this purpose, Permitted Business means any trade or business as described below:

(i)	engaging in business or activities offering services which are accessible in the Protected Territories as well as in other geographical areas but the marketing for which is not specifically targeted at customers based within the Protected Territories;

(ii)	providing functionality to enable customers located outside the Protected Territories and who contract with a member of the relevant Seller’s Group incorporated outside of the Protected Territories to roam with their mobile device and entering into roaming agreements with mobile network operators active in the Protected Territories for the purpose of providing that functionality; for the avoidance of doubt roaming activities include the provision of roaming services relating to M2M communications and applications;

(iii)	provision of communication services to multinational corporations, large business customers and/or SMEs, which is or becomes of the nature provided by T-Systems, Orange Business Solutions and any other relevant members of the Sellers’ Groups as at Closing, which offering may include the reselling or provision of wireless communications services in the Protected Territories (including access services, voice traffic, and database services) if the offering of such wireless services to a specific customer is part of the bundling of other communications services provided to such customer;

(iv)	research and development operations in the Sellers’ labs in the Protected Territories;

(v)	research and development, refining, evolutions or provisions of technologies relating to activities referred in paragraphs (iii) and (iv);

(vi)	the provision of over the top services including e-commerce, payment, and on-line content services;

(vii)	the provision of WiFi hotspots without hand-over from one such hotspot to another;

(viii)	the conclusion of revenue sharing agreements with over the top actors in relation to device-embedded applications;

(ix)	the provision, distribution, sale or resale (directly or indirectly via distributors and partners), of M2M offerings, provided for the avoidance of doubt that this shall not include any connectivity or services falling within Clause 17.1(a) if this is not otherwise part of Permitted Business;

(x)	the provision of interoperable audio-visual conference services whereby mobile devices with different technologies may connect with each other, provided for the avoidance of doubt that this shall not include any connectivity or services falling within Clause 17.1(a) if this is not otherwise part of Permitted Business;

(xi)	the provision of payTV software and DRM enabled software;

(xii)	the provision of carriers-carrier and international carrier services and more generally, the provision of services to telecommunication operators in the Protected Territories, including channelling international calls, fixed and/or mobile interconnection services, IP or circuit switched connections;

(xiii)	the provision of wireless communications services (which shall include provision by an international MVNO based outside the Protected Territories) to a customer located within the Protected Territories, to the extent that such offering is in connection with a multinational offering, including in connection with the Freemove Alliance, GMA (Global M2M Association) or any equivalent offering, provided that the relationship between such customer and any member of the relevant Seller Group originates outside the Protected Territories;

(xiv)	the provision of IT services;

in each case, together with such products, services, and technology as may evolve or be developed from the activities specified above; or

(xv)	performing its obligations under the Transaction Documents and/or under any other agreement which it may enter into with a member of the Purchaser Group.

17.3	Nothing in this Clause 17 shall prevent, after Closing, either or both of the Seller Groups from:

(a)	owning securities, shares or similar interests in any company or partnership that do not exceed 3 per cent. of the issued securities, shares or similar interests of that company or partnership or otherwise grant (directly or indirectly) management functions or any material influence in that company or partnership beyond that of other holders of similar securities;

(b)	owning securities, shares or similar interests in any company or partnership carrying on a Competing Business in the Protected Territories that do not exceed 25 per cent. of the issued securities, shares or similar interests of that company or partnership or otherwise grant (directly or indirectly) management control or is in connection with the venture capital or private equity activities of a member of the Sellers Group and provided that the total investment by a member of the Seller´s Group does not exceed £75 million;

(c)	being concerned in any business which carries on a Competing Business in the Protected Territories as a result of that Seller Group acquiring an entity which carries on a Competing Business in the Protected Territories if the turnover attributable to the Competing Business of that entity is, at the time of completion of the relevant acquisition, less than 20 per cent of the aggregate turnover attributable to that entity, provided that such business is sold within 18 months of such acquisition; or

(d)	performing its obligations under the Transaction Documents and/or under any other agreement which it may enter into with a member of the Purchaser Group.

17.4	From the Closing Date until the date that is the second anniversary of the Closing Date, each Seller shall not (and shall cause each member of its Group not to):

(a)	approach, canvass, solicit, induce or attempt to induce or otherwise endeavour to entice any employee of any Target Company to leave the employment of that Target Company, provided that the foregoing shall not prohibit a general solicitation or public advertisement for employment that is not specifically targeted at any such employee; or

(b)	employ or engage any person who was an employee of any member of the Target Group at, or any time during the 12 months preceding the Closing Date, provided that the foregoing shall not prohibit the employment by a Seller (or member or its Group) of any employee of a Target Company who (i) replies to any general solicitation or public advertisement for employment that is not specifically targeted at such employee; or (ii) approaches a Seller (or any member of its Group) without that Seller (or any member of its Group) having acted in breach of Clause 17.4(a), and shall not apply in respect of any individual who is no longer employed by any member of the Target Group when they either are first approached by a Seller (or any member of its Group) or first approach a Seller (or any member of its Group).

17.5	The undertakings in Clauses 17.1 and 17.4 are given to the Purchaser and to each member of its Group and to each Target Company. Each Seller acknowledges that each undertaking creates an entirely independent restriction and that each such restriction is no greater than is reasonably necessary to protect the value of the Proposed Transaction. If any such restriction shall be held void or unenforceable but would be valid if deleted in part or reduced in its application, then that restriction shall apply with such modifications as may be necessary to make it valid and effective.

18.	Standstill

18.1	Subject to Clause 18.2, each of the Sellers agrees and undertakes that, without the prior written consent of the Purchaser, from the date of this Agreement until Closing (at which time the standstill provisions of the Relationship Agreement and the Standstill and Lock-Up Agreement shall come into force) or, if earlier, termination of this Agreement (in accordance with its terms) it will not, and will procure that no member of its Group will:

(a)	acquire or offer to acquire, or knowingly cause or actively encourage or procure any other person to acquire or offer to acquire, any interest in any shares or other securities of the Purchaser as a result of which it or any other person including any member of its Group will or may acquire an interest in any shares or other securities of the Purchaser;

(b)	announce or make, or knowingly cause or procure any other person to announce or make on behalf of itself or any of any member of its Group or persons acting in concert with it or any member of its Group, an offer for the whole of the ordinary share capital of the Purchaser whether by tender offer or scheme of arrangement (under section 896 of the Companies Act) or otherwise (each being a General Offer) or (other than as required by the Code) announce that it or any member of its Group or any person acting in concert with it or any member of its Group is interested in acquiring the Purchaser;

(c)	do any act as a result of which it or any member of its Group or any person with which it or any member of its Group is acting in concert may become obliged (under the Code or other applicable law or regulation) to announce or make a General Offer to acquire the Purchaser;

(d)	act in concert with any other person in connection with any offer to acquire control of the Purchaser to be made or announced by that other person or any member of its Group; or

(e)	act in concert with any person with respect to the holding, voting or disposition of any shares or other securities of the Purchaser;

(f)	solicit, or make or participate in any solicitation of, or seek to persuade, shareholders of the Purchaser to vote in a particular manner at any meeting of the shareholders of the Purchaser, or requisition or join in requisitioning any general meeting of the Purchaser to consider or vote on a Board Control-Seeking Proposal;

(g)	actively or publicly make any proposals for any merger, consolidation or share exchange involving shares or other securities of the Purchaser; or

(h)	enter into any agreement or act in concert with any person in relation to any of the foregoing.

18.2	The restrictions in Clause 18.1 shall not:

(a)	apply if a Seller or any member of its Group announces an offer under Rule 2.7 of the Code to acquire the Purchaser, or takes any other action which would require that Seller or any member of its Group to make an offer under Rule 9 of the Code, in each case if such offer is recommended by the directors of the Purchaser (and, for the avoidance of doubt, no Seller nor any member of its Group will take any such action unless it has first obtained such a recommendation);

(b)	apply if a third party which is not acting in concert with either Seller or any member of their respective Groups makes, or announces under Rule 2.7 of the Code, an offer to acquire the Purchaser’s issued ordinary share capital (whether such offer is recommended or not);

(c)	apply to the acquisition by any pension fund of a Seller or any member of its Group of shares or other securities in the Purchaser provided that the assets of the pension fund are managed under an agreement or arrangement with a third party which gives such third party absolute discretion regarding dealing, voting and acceptance decisions; or

(d)	apply to the acquisition of any interest in shares or other securities of the Purchaser by any connected fund manager or principal trader (as defined in the Code).

19.	Payments

19.1	Save as otherwise set out in this Agreement, any payment to be made pursuant to this Agreement by the Purchaser (or any member of the Purchaser Group) shall be made in equal proportions between the Sellers, with 50 per cent. to Orange Holdings’ Bank Account and 50 per cent. to DT Holdings’ Bank Account. Each Seller agrees to pay each member of that Seller’s Group that part of each payment to which it is entitled.

19.2	Any payment to be made pursuant to this Agreement by the Sellers (or any member of the Sellers’ Groups) shall be made to the Purchaser’s Bank Account. The Purchaser agrees to pay each member of the Purchaser Group that part of each payment to which it is entitled.

19.3	Payment under Clauses 19.1 and 19.2 shall be in immediately available funds by electronic transfer on the due date for payment. Receipt of the amount due shall be an effective discharge of the relevant payment obligation.

19.4	If any sum due for payment in accordance with this Agreement is not paid on the due date for payment, the person in default shall pay Default Interest on that sum from but excluding the due date to and including the date of actual payment calculated on a daily basis.

20.	Set-off, withholding and Tax on payments

20.1	Each party hereby waives and relinquishes any right of set-off or counterclaim which it may have against the other party in respect of payment of any amount paid under a Seller Obligation or a Purchaser Obligation (as the case may be).

20.2	All sums payable under this Agreement or for breach of any of the Seller Warranties or Purchaser Warranties shall be paid free and clear of all deductions or withholdings whatsoever, save only as provided in this Agreement or as required by law.

20.3	If any deductions or withholdings are required by law from any payment in respect of a Seller Obligation or a Purchaser Obligation (other than the Break Fee) the payer shall (except in the case of interest payable under this Agreement) be obliged to pay to the payee such sum as will, after such deduction or withholding has been made, leave the payee with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

20.4	If any sum paid in respect of a Seller Obligation or Purchaser Obligation (other than the Break Fee) is subject to a charge to Tax in the hands of the recipient, the payer shall (except in the case of interest payable under this Agreement) pay such additional amounts as shall be required to ensure that the net amount received and retained by the recipient (after Tax) will equal the full amount which would have been received and retained by it in the absence of such a charge to Tax.

20.5	If any party receiving payment (Recipient) under this Agreement in respect of a Seller Obligation or a Purchaser Obligation receives a Relief by reason of any deduction or withholding or Tax in respect of which an additional amount is paid under Clause 20.3 or 20.4, then the Recipient shall reimburse to the other relevant party such part of such additional payment paid pursuant to Clause 20.3 or 20.4 as, acting reasonably, it certifies will leave it (after such reimbursement) in no better or worse position than it would have been in if no deduction or withholding had been required or no Tax had arisen.

20.6	Clauses 20.3 or 20.4 above shall not apply to the extent that the deduction, withholding or Tax would not have arisen but for:

(a)	the payee not being tax resident in its jurisdiction of incorporation, or having some connection with a territory outside its jurisdiction of incorporation; or

(b)	an assignment by the payee of any of its rights under this Agreement.

20.7	In determining the amount payable in respect of a Purchaser Obligation or Seller Obligation (other than under the Tax Covenant or the Tax Warranties, in respect of which paragraph 5 (Recovery from Third Parties / Tax savings following a claim) of the Tax Covenant applies, and other than the Break Fee) account shall be taken of any Relief available to the payee of that amount or another member of its Group (or, in the case of an amount payable in respect of a Seller Obligation, any Target Company) in respect of the matter giving rise to the payment, insofar as not taken into account pursuant to Clause 20.5.

21.	VAT

21.1	All sums payable under or pursuant to this Agreement are (unless expressly stated otherwise) exclusive of any applicable VAT. Where, under or pursuant to this Agreement, any party (the Supplier) makes a supply to any other party (the VAT Recipient) for VAT purposes and the Supplier or a subsidiary or holding company or subsidiary of such holding company of the Supplier is required to account for VAT in respect of that supply, the VAT Recipient shall, subject to the receipt of a valid VAT invoice, pay to the Supplier (in addition to, and at the same time as, any other consideration for that supply) an amount equal to such VAT.

21.2	If any party (the Paying Party) is required by this Agreement to reimburse another party (the Payee Party) for any Cost, the Paying Party shall also reimburse the Payee Party for any VAT incurred by the Payee Party (or any of its subsidiaries or holding companies or subsidiaries of such holding companies) in respect of that Cost, except to the extent that the Payee Party (or its subsidiaries or holding companies or subsidiaries of such holding companies) is entitled to Relief in respect of that VAT.

22.	Announcements

22.1	The Purchaser shall make the Announcement immediately following execution of this Agreement. The Sellers shall consult with the Purchaser in respect of any announcement to be made by them in connection with the Proposed Transaction on or around the date of this Agreement.

22.2	Except as permitted under Clause 22.1 and 22.3, and without prejudice to Clause 22.4, neither the Sellers nor the Purchaser (nor any of the members of their respective Groups) shall make any announcement or issue any circular in connection with the existence or the subject matter of this Agreement (or any other Transaction Document) without the prior written approval of the other parties (such approval not to be unreasonably withheld or delayed).

22.3	The restriction in Clause 22.2 shall not prevent: (i) either of the Sellers or the Purchaser from making such announcements as are reasonably required to their employees or, subject to Clause 22.4, the employees of the Target Group at any time prior to or after Closing (provided that advance notice of any such announcement is given to the Sellers, or the Purchaser, as the case may be); or (ii) prevent either of the Sellers or the Purchaser from making announcements (as are reasonably required) to customers of their respective Groups after Closing; or (iii) the Purchaser from making announcements (as are reasonably required) to customers of the Target Group after Closing; or (iv) either of the Sellers or the Purchaser from making announcements consistent with the Announcement or to correct any errors made by journalists or analysts in connection with the Proposed Transaction and shall not apply to the extent that the announcement or circular is required by law, by any stock exchange or any regulatory or supervisory body or authority of competent jurisdiction, whether or not the requirement has the force of law, provided that in such circumstances the party making the announcement or issuing the circular shall, to the extent permitted by law, use its reasonable endeavours to consult with the other parties in advance as to its form, content and timing and such announcement or circular shall only include the minimum information required to be disclosed.

22.4	The Sellers and the Purchaser shall cooperate in developing a general communications programme (for investor relations purposes) relating to the Proposed Transaction and a communications programme to be used with customers of the Target Group on or after the date of this Agreement and prior to Closing. The Sellers shall develop an employee communications programme (in reasonable consultation with the Purchaser) regarding the Proposed Transaction which shall include an agreed timetable and process for agreeing the content of employee communications. No party shall, and each party shall procure that the members of its Group shall not, send any communications or notices relating to the Proposed Transaction to customers of the Target Group on or after the date of this Agreement and prior to Closing without the prior written approval of the other parties, not to be unreasonably withheld or delayed.

23.	Confidentiality

23.1	For the purposes of this Clause 23:

(a)	Confidential Information means:

(i)	(in relation to the obligations of the Purchaser) all information communicated in any manner by or on behalf of the Sellers or members of their respective Groups which is received or held by the Purchaser (or any of its Representatives) relating to the Sellers’ Groups or, prior to Closing, the Target Group; or

(ii)	(in relation to the obligations of the Sellers) all information communicated in any manner by or on behalf of the Purchaser or any member of its Group which is received or held by the Sellers (or any of their Representatives) relating to the Purchaser Group or, following Closing, the Target Group; and

(iii)	information relating to the provisions and subject matter of, and negotiations leading to, this Agreement and the other Transaction Documents,

and includes written information and information transferred or obtained orally, visually, electronically or by any other means;

(b)	Representatives means, in relation to a party, members of its Group and the directors, officers, employees, employee pension fund trustees, agents, or advisers of that party and/or members of its Group;

(c)	Competitively Sensitive Information means Confidential Information:

(i)	which a party would not wish the other party to have had access to if the Proposed Transaction were not to be carried out;

(ii)	which could make a party change or adopt a certain commercial decision or strategy; and/or

(iii)	the exchange of which would be objected to by a current or potential customer or supplier.

23.2	Each of the Sellers and the Purchaser shall (and shall ensure that each of its Representatives shall) maintain Confidential Information in confidence and not disclose that Confidential Information to any person except (i) as this Clause 23 permits or (ii) as the other party or parties to whom such Confidential Information relates approve in writing.

23.3	Clause 23.2 shall not prevent disclosure by the Sellers or the Purchaser or their respective Representatives to the extent that it or they can demonstrate that:

(a)	disclosure is required by law or by any stock exchange or any regulatory, governmental or antitrust body (including any Tax Authority) having applicable jurisdiction (provided that, except in connection with disclosure to a Tax Authority or except where it is not legally permitted or not practicable in the timeframe available, the disclosing party shall first inform the other party or parties to whom such the information relates of its intention to disclose such information and consult with them as to the proposed form, nature and purpose of the disclosure). Any party may respond by announcement to any such disclosures if and to the extent it did not approve such disclosure in advance or as may otherwise be agreed between the parties or as required of it by law;

(b)	disclosure is of Confidential Information which was lawfully in the possession of that party or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy prior to its being received or held;

(c)	disclosure is of Confidential Information which has previously become publicly available other than through that party’s fault (or that of its Representatives); or

(d)	disclosure is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement or any other Transaction Document.

23.4	Each of the Sellers and the Purchaser (and each member of their respective Groups) may only disclose Confidential Information to Representatives (or any other party permitted in accordance with Clause 23.2) if it is reasonably required for purposes connected with this Agreement and only if such persons are informed of the confidential nature of the Confidential Information, the terms of this Clause 23 and that each such person is directed by the Sellers or the Purchaser (or member of their respective Groups) (as the case may be) to treat the Confidential Information confidentially and not to use it other than for the purposes described above. A party disclosing Confidential Information to its Representatives (or other person permitted under Clause 23.2) shall be responsible and liable for any breach of the terms of this Clause 23 as if such Representatives were a party to this Agreement.

23.5	Each of the Sellers and the Purchaser respectively shall identify its Competitively Sensitive Information by affixing a conspicuous and legible mark on the documents/files containing Competitively Sensitive Information, and/or by indexing such Competitively Sensitive Information in categories clearly indicated as comprising only Competitively Sensitive Information. Competitively Sensitive Information should be kept secure and separate from other records, documents and information.

23.6	In order to ensure that Competitively Sensitive Information is appropriately safeguarded and reviewed in a controlled environment consistent with all applicable antitrust, competition and other laws and regulations, each Seller and the Purchaser have established a limited team (the Clean Team) composed of such party’s staff and, if appropriate, third party advisors appointed by each such party for the Proposed Transaction (each a Clean Team Member) in order to receive Competitively Sensitive Information. Clean Team Members meet the following requirement: they have a need to know the Competitively Sensitive Information for the purpose of carrying out the task assigned to them for the implementation of the Proposed Transaction.

23.7	Competitively Sensitive Information is and shall be shared only within the Clean Team of the party receiving such information and is and shall not be shared with any person in its organisation outside the Clean Team (except as set forth below). In addition, Competitively Sensitive Information is and shall be used solely for the purpose of implementing the transaction contemplated in this Agreement, provided that the Clean Team Members can always, subject to the provisions of this Agreement, review Competitively Sensitive Information and prepare reports based on such information which do not contain Competitively Sensitive Information (or which present Competitively Sensitive Information in a generalised or aggregated form or in any other manner that eliminates the competitive sensitivity attaching to the information in question) and send such summary reports to others within the organization of the party receiving the Competitively Sensitive Information who are not members of that party’s Clean Team.

23.8	If in the reasonable judgment of the party receiving the Competitively Sensitive Information, such information is absolutely necessary for that party’s implementation of the transaction contemplated in this Agreement (and where there is no reasonably satisfactory possibility of presenting the Competitively Sensitive Information in a generalized or aggregated form or in any other manner that eliminates the competitive sensitivity attaching to the information in question), that party shall have the right to share such Competitively Sensitive Information with (i) the members of its board of directors (and, to the extent necessary, members of the board of directors of the members of its Group), (ii) the members of its investment committee, and (iii) the members of its executive committee. The Sellers and the Purchaser agree and acknowledge that all Confidential Information of each party shall remain the sole and exclusive property of such party.

23.9	If any of the Sellers or the Purchaser (or members of their respective Groups or Representatives) breaches this Clause 23, such person shall notify the other party or parties to which such breach relates as soon as practicable after it becomes aware of such breach.

23.10

If this Agreement terminates prior to Closing pursuant to Clause 3.23 or Clause 12 so far as reasonably practicable each party shall and shall procure that its Representatives to whom Confidential Information has been transmitted, shall promptly destroy all tangible Confidential Information which is in its possession or control in whatever form, including if stored in computer files, disks or sticks, and so far as reasonably practicable each party shall not retain any copies, extracts or other reproductions in whole or in part of such tangible material, except for: (i) material which a party or its Representative must preserve in order to comply with any applicable law or regulation or the rules of any listing authority or stock exchange on which the shares or securities of such party (or member of its Group) are listed or traded or as required by any competent judicial, governmental or regulatory (including professional) body; (ii) any copies stored in accordance with legal, disaster recovery and records retention requirements provided that such copies and derivative works are stored in an archival format (e.g. tape backups); and (iii), one copy of briefs containing Confidential Information prepared for (a) the party´s board of directors; and (b) each party´s internal sign-on and sign-off governance process in relation to the Proposed Transaction. Each party shall confirm in writing (such confirmation to be signed by an authorised officer or director) that they have complied with their obligations pursuant hereto.

23.11	The Confidentiality Agreement shall terminate with effect from the date of this Agreement. The Purchaser shall be responsible for ensuring that letters entered into by individuals employed within its Group pursuant to or in connection with the Confidentiality Agreement shall be adhered to by those individuals.

23.12	The Purchaser undertakes to the Target Companies, each Seller and each member of their respective Groups, in consideration for access to the Hutchison 3G Contracts and the MBNL Agreements, that the Purchaser will comply, and will procure that each member of the Purchaser Group and its Representatives will comply, with the terms of the MBNL Disclosure Process and will be liable to the Target Companies, each Seller and each member of their respective Groups as a result of any non-compliance with the MBNL Disclosure Process by the Purchaser, any member of the Purchaser Group and any of its Representatives.

24.	Assignment

24.1	Except as provided in this Clause 24 or unless the Sellers and the Purchaser specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it.

24.2	Either of the Sellers or the Purchaser may, without the consent of the other parties, assign to a wholly owned subsidiary the benefit of the whole or any part of this Agreement, provided that if the assignee ceases to be a wholly owned subsidiary of the party concerned, it shall before ceasing to be so assign the benefit, so far as assigned to it, back to that party or assign the benefit to another wholly owned subsidiary of that party.

24.3	If any assignment is made in accordance with Clause 24.2, the assignee shall not be entitled to benefit from any greater obligation, or to receive any greater amount, than that to which the assigning party would have been entitled.

25.	Further Assurances

25.1	Each of the Sellers and the Purchaser shall perform (or procure the performance of) all further acts and things and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as may be necessary to implement and give effect to this Agreement.

25.2	Each of the Sellers and the Purchaser shall procure that their respective Group members comply with all obligations under this Agreement which are expressed to apply to any such Group members.

26.	Costs

26.1	Subject to Clause 26.2 and except as otherwise provided in this Agreement, each of the Sellers and the Purchaser shall each be responsible for their own costs, charges and other expenses (including those of their respective Group members) incurred in connection with the Proposed Transaction.

26.2	The Purchaser shall bear any stamp duty, stamp duty reserve tax or other transfer taxes (including interest and penalties) payable in respect of the transfer of, or any agreement to transfer, the Shares pursuant to this Agreement.

27.	Notices

27.1	Any notice in connection with this Agreement shall be in writing in English and delivered by hand, email, registered post or courier using an internationally recognised courier company. A notice shall be effective upon receipt and shall be deemed to have been received (i) at the time of delivery, if delivered by hand, registered post or courier, or (ii) at the time of sending if delivered by email provided that, in either case, where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day. Any notice delivered by email must also be delivered in hard copy by registered post or courier within two Business Days of such email delivery.

27.2	The addresses and fax numbers of the parties for the purpose of Clause 27.1 are:

DT Holdings	Address:	Fax:

For the attention of: Managing Director	Hatfield Business Park Hatfield Hertfordshire AL10 9BW UK

Orange Holdings	Address:	Fax:

For the attention of: 1. Chairman of the Board 2. Company Secretary	3 More London Riverside London SE1 2AQ UK	+44 207 283 6500 +32 2 745 8645

Deutsche Telekom	Address:	Fax:

For the attention of: General Counsel	Friedrich-Ebert-Allee 140 53113 Bonn Germany	+49 228 181 74008

Orange S.A.	Address:	Fax:

For the attention of: 1. The Head of M&A 2. M&A General Counsel	78 rue Olivier de Serres Paris 75015 France	+33 157 05 9969

Purchaser	Address:

For the attention of: 1. Group General Counsel 2. Director of Corporate Finance	81 Newgate Street London EC1A 7AJ UK

28.	Conflict with other Agreements

If there is any conflict between the terms of this Agreement and any other agreement, this Agreement shall prevail (as between the parties to this Agreement and as between any members of the Sellers’ Groups and any members of the Purchaser Group) unless (i) such other agreement expressly states that it overrides this Agreement in the relevant respect and (ii) the Sellers and the Purchaser are either also parties to that other agreement or otherwise expressly agree in writing that such other agreement shall override this Agreement in that respect.

29.	Whole Agreement and Several Obligations

29.1	This Agreement and the other Transaction Documents set out the whole agreement between the parties in respect of the sale and purchase of the Shares and supersede any prior agreement (whether oral or written) relating to the Proposed Transaction. It is agreed that:

(a)	no party shall have any claim or remedy in respect of any statement, representation, warranty or undertaking, made by or on behalf of any other party in relation to the Proposed Transaction which is not expressly set out in this Agreement or any other Transaction Document; and

(b)	except for any liability in respect of a breach of this Agreement or any other Transaction Document, no party shall owe any duty of care or have any liability in tort or otherwise to any other party in relation to the Proposed Transaction.

29.2	This Clause 29 shall not exclude any liability for, or remedy in respect of, fraudulent misrepresentation and shall not operate to extinguish any liability in respect of any accrued rights of any party under any other agreement in relation to the Proposed Transaction.

29.3	The liability of each of the Sellers and each Seller Guarantor for their respective obligations under this Agreement shall be several and not joint and several.

30.	Waivers, Rights and Remedies

No failure or delay by a party in exercising any right or remedy provided by law or under this Agreement or any Transaction Document shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

31.	Effect of Closing

Notwithstanding Closing (i) each provision of this Agreement and any other Transaction Document not performed at or before Closing but which remains capable of performance, (ii) the Seller Warranties, (iii) the Purchaser Warranties and (iv) all covenants, indemnities and other undertakings and assurances contained in or entered into pursuant to this Agreement or any other Transaction Document, will remain in full force and effect.

32.	Counterparts

This Agreement may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment or telecopy shall be an effective mode of delivery.

33.	Variations

No amendment of this Agreement (or of any other Transaction Document) shall be valid unless it is in writing and duly executed by or on behalf of all of the parties.

34.	Invalidity

Each of the provisions of this Agreement and the other Transaction Documents is severable. If any such provision is held to be or becomes invalid or unenforceable in any respect under the law of any jurisdiction, it shall have no effect in that respect and the parties shall use reasonable endeavours to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

35.	Third Party Enforcement Rights

35.1

The specified third party beneficiaries of the undertakings or commitments referred to in Clauses 6 (Seller Warranties, Undertakings and Indemnities) 15 (Guarantees and other Third Party Assurances) and 23.12 (Confidentiality) shall, in each case, have the right to enforce the relevant terms by reason of the Contracts (Rights of Third Parties) Act 1999. The rights of any such third party beneficiary are subject to (i) the rights of the parties to amend or vary this Agreement without the consent of that third party and (ii) the other terms and conditions of this Agreement.

35.2	Except as provided in Clause 35.1, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

36.	Governing Law and Dispute Resolution

36.1	This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and interpreted in accordance with, English law.

36.2	Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, or any non-contractual obligation arising out of or in connection with this Agreement (a Dispute) shall be referred to and finally resolved by arbitration under the Arbitration Rules of the International Chamber of Commerce (ICC), which are deemed to be incorporated by reference into this Clause. The tribunal shall consist of three arbitrators. The claimant(s) and the respondent(s) shall nominate an arbitrator respectively. The third arbitrator, who shall be the chairman of the tribunal, shall be nominated by the two party-nominated arbitrators within thirty (30) days of the last of their appointments.

36.3	The seat of the arbitration shall be London, England. The language of the arbitration shall be English. Any award of the tribunal shall be binding from the day it is made and judgment on the award rendered by the tribunal may be entered in any court having jurisdiction thereof. The governing law of this arbitration agreement shall be the substantive law of England. Nothing in these dispute resolution provisions shall be construed as preventing either party from seeking conservatory or similar interim relief in any court of competent jurisdiction. The parties agree to keep confidential all matters relating to the arbitration, including related court proceedings, to the greatest extent practicable.

36.4	Each party irrevocably consents to service of process or any other documents in connection with any Dispute by facsimile transmission, personal service, delivery at any address specified in this agreement or any other usual address, mail or in any other manner permitted by the law of the place of service or the law of the jurisdiction where proceedings are instituted.

36.5

Each of the Seller Guarantors shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement. Such agent shall be DT Holdings in the case of Deutsche Telekom and Orange Holdings in the case of Orange S.A. and any claim form, judgment or other notice of legal process shall be sufficiently served on a Seller if delivered to the relevant agent at its address for the time being. Each of the Seller Guarantors irrevocably undertakes not to revoke the authority of this agent and if, for any reason, the Purchaser reasonably requests a Seller to do so it shall promptly appoint another agent with an address in England and advise the Purchaser. If, following such a request, the relevant Seller fails to appoint another agent, the Purchaser shall be entitled to appoint one on behalf of the relevant Seller at the relevant Seller’s expense.

Schedule1

Sellers Warranties

Part	A Interpretation

1.	Each Seller gives the Warranties contained in Part B to Part Gof this Schedule to the Purchaser in respect of itself, its Group (where specified) and the Target Group. Neither Seller shall be deemed to give any Seller Warranty in respect of the other Seller or the other Seller’s Group. The defined terms Seller, Seller’s Group and Disclosure Letter shall be interpreted accordingly.

Part	B General/Commercial

1.	The Sellers’ Groups and the Shares

Authorisations, valid obligations, filings and consents

1.1	The Seller, each relevant member of the Seller’s Group and each Target Company has obtained all corporate authorisations and (except to the extent relevant to the Conditions) all other governmental, statutory, regulatory or other consents, licences, authorisations, waivers or exemptions required to empower it to enter into and perform its obligations under this Agreement and any other Transaction Document to which it is a party.

1.2	This Agreement and the Transaction Documents which are to be entered into by a member of the Seller’s Group or a Target Company will, when executed, constitute valid and binding obligations of the relevant member of the Seller’s Group and any relevant Target Company.

1.3	Entry into and performance by each relevant member of the Seller’s Group and each Target Company of this Agreement and/or any Transaction Document to which it is a party will not breach any provision of its memorandum and articles of association, by-laws, or equivalent constitutional documents.

1.4	Subject to fulfilment of the Conditions, neither entry into this Agreement nor implementation of the Proposed Transaction will (i) result in violation or breach of any laws or regulations in any relevant jurisdiction or (ii) amount to a violation or default with respect to any statute, regulation, order, decree or judgment of any court or any governmental or regulatory authority in any jurisdiction, by the Seller, any member of the Seller’s Group or any Target Company.

1.5	Except as referred to in this Agreement, neither the Seller, nor any member of the Seller’s Group nor any Target Company (i) is required to make any announcement, consultation, notice, report or filing or (ii) requires any consent, approval, registration, authorisation or permit, in each case in connection with the execution and performance of this Agreement or any other Transaction Document.

1.6	The Consideration Shares being acquired by the applicable Seller, are being acquired by such Seller, in an offshore transaction, as defined in Regulation S under the U.S. Securities Act of 1933 (the Securities Act); the applicable Seller is not acquiring the Consideration Shares with a view to their distribution in the United States and will only sell the Consideration Shares in transactions that are exempt from, or not subject to, the registration requirements of the Securities Act.

Details of the Shares and the Target Companies

1.7	The Seller and each Target Company is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation and each Target Company has full power to conduct its business as conducted at the date of this Agreement.

1.8	The Seller is the sole owner of the A Shares or the B Shares, as the case may be, free from all Third Party Rights. The Seller is entitled to transfer or procure the transfer of the full ownership of the A Shares or the B Shares, as the case may be, to the Purchaser on the terms set out in this Agreement.

1.9	The Shares constitute the whole of the issued and allotted or, to the extent appropriate, registered, share capital of the Company. All the Shares are fully paid or properly credited as fully paid and there is no liability to pay any additional contributions on the Shares.

1.10	Except in relation to the Shares, all the issued shares in each Target Company are legally and beneficially owned by Target Companies free from all Third Party Rights. All the shares in each Target Company are fully paid and there is no outstanding liability to pay any additional contributions on them.

1.11	No person has the right (exercisable now or in the future and whether contingent or not) to call for the allotment, conversion, issue, registration, sale, transfer or repayment of any share or loan capital or any other security giving rise to a right over, or interest in, any Target Company.

1.12	The information in respect of each of the Target Companies set out in Exhibit 2 is true and accurate in all material respects, and not misleading in any material respect.

1.13	Each of EE Services Limited, Everything Everywhere Limited, EE Pension Trustee Limited, Orange Home UK Limited, Orange FURBS Trustees Limited, EE (Group) Limited, M-Viron Limited and Mainline Limited is and has been for the duration of its current and previous financial year dormant in accordance with section 1169 of the Companies Act 2006.

1.14	The contribution of Orange Personal Communications Services Limited (OPCS) to the Company, and subsequent hive up of the business assets of OPCS, was carried out in accordance with all applicable laws and regulations.

Public disclosures and information provided

1.15	All information provided in writing to the Purchaser under Clause 3.14 has been provided in good faith with a view to enabling the Purchaser to prepare the Relevant Public Document in compliance with applicable law and regulation, and is materially true, accurate and does not contain any untrue material fact or omit to state any material fact required to be stated therein or necessary to make the such information not misleading in any material respect.

Other interests

1.16	No Target Company owns or has any interest of any nature in any shares, debentures or other securities issued by any undertaking (other than another Target Company).

1.17	The Sellers have provided in section 4.7 of the Main VDR documentary evidence of all Security (other than Permitted Encumbrances) over shares in or any material assets of any Target Company or MBNL.

2.	Financial Matters

The Statutory Accounts

2.1	The Statutory Accounts give a true and fair view of the state of affairs of the Target Company and/or Target Companies to which they relate, and its or their assets and liabilities as at the Last Accounts Date and of the results thereof for the financial year ended on the Last Accounts Date and:

(a)	the Statutory Accounts of the Target Companies for each of the last 3 financial years ended on the Last Accounts Date were prepared in accordance with the requirements of all relevant laws and the relevant generally accepted accounting principles then in force (being IFRS for the Company’s relevant consolidated Statutory Accounts) as applied by the Target Companies (in accordance with those generally accepted accounting principles);

(b)	the Statutory Accounts of the Target Companies for each of the 3 financial years ended on the Last Accounts Date either make appropriate provision for or disclose in accordance with the relevant generally accepted accounting principles then in force (being IFRS for the Company’s relevant consolidated Statutory Accounts) as applied by the Target Companies (in accordance with those generally accepted accounting principles) all liabilities (whether actual, contingent or disputed and including finance lease commitments, pension liabilities and dilapidations liabilities), all outstanding capital commitments and all bad or doubtful debts of the Target Company or Target Companies to which they relate;

(c)	the results shown by the Statutory Accounts of the Target Companies for each of the 3 financial years ended on the Last Accounts Date were not, except as disclosed in such Statutory Accounts, affected by any extraordinary or exceptional item or by any other factor rendering such results for all or any of those periods unusually high or low.

Management Reports

2.2	The Management Reports of the Target Group for all periods ended after 31 December 2013 to which they relate were prepared on a basis consistent with the preparation of the Statutory Accounts for the Company.

Position since Last Accounts Date

2.3	Since the Last Accounts Date:

(a)	there has been no EE Material Adverse Change;

(b)	each Target Company has carried on business in the ordinary and usual course, and no Target Company has made or agreed to make any material payment other than routine payments in the ordinary and usual course of trading;

(c)	no Target Company has entered into, terminated or made any material amendment to any contract having a value or involving or likely to involve expenditure in excess of £50 million in aggregate or £10 million per annum and which would require approval of the board of the Company in accordance with its policies and procedures;

(d)	no Target Company has acquired or disposed of any individual material asset involving consideration, expenditure or liabilities in excess of £20 million (exclusive of VAT); and

(e)	no Target Company has borrowed or incurred any indebtedness in the nature of borrowings of £20,000,000 or more (other than borrowings from another Target Company), or has made any loan (other than the granting of trade credit in the ordinary course of business) of £20,000,000 or more to any person (other than another Target Company).

No undisclosed liabilities

2.4	There are no actual or contingent material liabilities of any of the Target Companies except for (i) liabilities disclosed or provided for in the Last Accounts (ii) liabilities incurred in the ordinary and usual course of business since the Last Accounts Date which, taken together, do not result in an EE Material Adverse Change or (iii) liabilities disclosed elsewhere in this Agreement.

Accounting and other records

2.5	So far as the Seller is aware, the statutory books, books of account and other records of each Target Company required to be kept by applicable law or regulation in any relevant jurisdiction are up to date and have been maintained in accordance with those laws. All such statutory books, books of account and other records are in the possession or under the control of a Target Company.

Balance sheet information

2.6	So far as the Seller is aware, the Vendor Assist Report contained in section 4.7.1 and section 4.7.2 of the data room hosted by Intralinks entitled “Project Bird – Additional Data”, having regard for the purpose for which they were prepared, are not when taken as a whole (excluding any statements of expectation, opinion or other forward looking statements) misleading or inaccurate in any material respects

3.	Debt Position

Debts owed by the Target Companies

3.1	(a)	All material documents relating to any material Financial Debt owed by the Target Companies are set out in section 4.7 of the Main VDR.

(b)	No Target Company has received any written notice to repay any material Financial Debt of any Target Company which is repayable on demand.

(c)	So far as the Seller is aware, no material Financial Debt of any Target Company has become due and payable before its normal or originally stated maturity, and no Target Company or member of the Seller’s Group has received a written demand or other notice requiring any material Financial Debt of any Target Company to be paid or repaid before its normal or originally stated maturity.

(d)	So far as the Seller is aware, no event of default or any other event or circumstance which would entitle any person to call for early repayment of any Financial Debt of any Target Company or to enforce any security given by any Target Company (or, in either case, any event or circumstance which with the giving of notice would constitute such an event or circumstance) has occurred.

3.2	For the purposes of the warranties contained in paragraph 3.1 of Part B, material means an aggregate principal amount of £10,000,000 or more.

4.	Material Spectrum Licences and Approvals

Licences

4.1	Each Target Company has obtained all material telecoms licences, trade permits, permissions, authorisations (public or private), Environmental Consents, governmental or regulatory licences and consents (together, Approvals) required for carrying on its business in the places and in the manner in which it is carried on at the date of this Agreement and in accordance with all applicable laws and regulations including, without limitation, as a telecoms service provider in the UK in each case in all material respects and, so far as the Seller is aware, the Approvals are being and have been complied with in all material respects (in all respects in relation to those Environmental Consents attracting strict liability for breach).

4.2	So far as the Seller is aware, there are no circumstances in existence that are likely to lead to a material breach, revocation, suspension or material modification of any of the Approvals.

4.3	Copies of all Approvals for the use by the Target Group of the Material Spectrum Licences are set out in section 4.5.1 of the Main VDR. The Material Spectrum Licences are in full force and effect, are not limited in duration or subject to any materially unusual or onerous conditions and the sale of the Shares pursuant to this Agreement will not suspend, modify or revoke the terms of any Material Spectrum Licences or trigger any requirements for the consent or approval of any Governmental Entities in respect of the Material Spectrum Licences except to the extent relevant to the Conditions.

4.4	No Target Company has received written notice of a material breach of a Material Spectrum Licence.

4.5	No Target Company has taken any act, or omitted to take any act (save for any act or omission to comply with any legal or regulatory requirement, or pursuant to the exercise of any rights the Purchaser has pursuant to Schedule 5) which would constitute a material breach of any Material Spectrum Licence or which would cause any Material Spectrum Licence to be revoked.

Suspension of licences

4.6	No Target Company has received written notice from any authority (including Ofcom) that it is in breach of its Material Spectrum Licences or other regulatory obligations.

4.7	The Seller is not aware of any investigation, enquiry or proceeding being conducted or pending which is likely to result in the suspension, cancellation, modification or revocation of any Approval (including the Material Spectrum Licences) which would affect the ability of the relevant Target Companies to carry on their respective businesses.

4.8	No Target Company has received written notice of, and the Seller is not aware of, the intention of a relevant public authority to cancel, revoke, suspend or modify or have the terms materially altered of any Approval (including the Material Spectrum Licences).

5.	Compliance

Compliance with laws

5.1	Prior to 1 April 2010, each Target Company owned by the relevant Seller’s Group, and since 1 April 2010, each Target Company has, conducted its business and corporate affairs in all material respects in accordance with its memorandum and articles of association, by-laws or other equivalent constitutional documents and in all material respects in accordance with all applicable laws, regulations and Ofcom requirements, including in relation to the selling of financial products in accordance with all relevant financial services regulations, principles, and law and guidance, including the handbooks of rules and guidance issues by the FCA and PRA (as amended) and any rules and requirements of any regulatory authority, and including all applicable Environmental Laws, and in relation to metering and billing regulations promulgated by Ofcom. So far as the Seller is aware, no Target Company is in material default of any statute, regulation, order, decree or judgment of any court or any governmental or regulatory authority in any jurisdiction. This warranty does not apply to any employment related matters or matters relating to the Retirement Benefit Schemes or Relevant Benefits or (ii) Intellectual Property Rights and the infringement of Intellectual Property Rights.

Anti-Bribery and Corruption

5.2	The Target Group has policies and procedures in place (as set out in sections 4.23.1 and 6.4.1.2 of the Main VDR) in relation to compliance with all applicable Anti-Bribery Laws (the ABC Policies and Procedures). The Target Group complies with the ABC Policies and Procedures in all material respects and has made available, and provided training on, the ABC Policies and Procedures to its employees.

5.3	So far as the Seller is aware, no Target Company is or has since 1 April 2010, received written notice that it has been party to or facilitated any agreement, transaction, dealing or relationship (i) with or for the benefit of, or otherwise made available any funds or economic resources to, any Sanctioned Person, (ii) involving any property of a Sanctioned Person or (iii) relating to any Sanctioned Territory.

5.4	So far as the Seller is aware, in the 24 months preceding the date of this Agreement, the Company has not been the subject of any material whistleblowing claims by any of its directors, officers or employees. For the purposes of this warranty, “material” shall mean any individual claim which may result in an award exceeding £100,000.

Competition and fair trading laws

5.5	(a)

So far as the Seller is aware, no Target Company is or has been in the period of the last three years prior to the date of this Agreement, a party to (or concerned in) any agreement, arrangement, concerted practice or course of conduct (including in relation to Phones4U or Carphone Warehouse) which: (i) falls within Article 101 and/or Article 102 of the Treaty on the Functioning of the European Union; or (ii) falls within Article 53 and/or Article 54 of the Agreement on the European Economic Area; or (iii) falls within the prohibitions contained in Chapter I or Chapter II of the Competition Act 1998; or (iv) otherwise infringes the competition legislation or practice of any jurisdiction.

(b)	No Target Company has received in the past three years prior to Closing any process, written notice or other written communication (formal or informal) by or on behalf of any Governmental Entity having jurisdiction in competition matters in relation to: (i) any agreement, arrangement, concerted practice or course of conduct to which any Target Company is, or is alleged to be, a party (including in relation to Phones4U or Carphone Warehouse); or (ii) any action, conduct, practice or behaviour of any Target Company; or (iii) any other discharge of that Governmental Entity’s competition law functions, other than any such process, notice or other communication received from any such Governmental Entity in connection with an application, a notification or any other form of submission seeking merger clearance under applicable law or regulation in any relevant jurisdiction.

(c)	No Target Company is subject to any written order, judgment, decision or direction given by any Governmental Entity, or is party to any undertaking or assurance given to any such Governmental Entity, in relation to competition or regulatory matters (including in relation to Phones4U or Carphone Warehouse) which is still in force.

(d)	So far as the Seller is aware, no director, key manager, employee or consultant of any Target Company or any person who advises, directs or instructs any Target Company (i) has received any process, notice or other communication (formal or informal) by or on behalf of any Governmental Entity having jurisdiction in competition matters in relation to the enforcement of any personal breach of any competition legislation (including in relation to Phones4U or Carphone Warehouse) or (ii) is subject to any order, judgment, decision or direction given by any Governmental Entity, or is party to any undertaking or assurance given to such Governmental Entity, in relation to competition matters which is still in force; nor, so far as the Seller is aware, is there any circumstance which is reasonably likely to give rise to any personal breach of any competition legislation.

Human Rights

5.6	Neither the Seller nor any Target Company has received written notice that a Target Company has violated or is currently in violation of (a) the International Human Rights Standards in the course of carrying on its business or (b) any laws or regulations relating to lawful intercept or other cooperation with law enforcement authorities, or the security and intelligence services (including the Regulation of Investigatory Powers Act 2000).

6.	Network

6.1	The telecommunication networks (Network) which are operated for the purposes of the business of the Target Group including, the network management, switches, routers, fibre and microwave links, nodes, antennae other hardware, and any necessary associated software (owned by or licensed to any Target Company or provider of the Network) substantially perform the functions which they are intended to perform.

6.2	In the past 24 months, there have been no material failures of or disruptions to the Network.

6.3	The Target Companies have adopted a BC and DR Plan in relation to the Network, the details of which are disclosed in the section 7.9.2 of the Main VDR.

6.4	The Network is adequate in all material respects for the needs of the Target Companies’ businesses as carried out at the date of this Agreement.

6.5

Save as would not have a material adverse effect, the Target Companies have the right to occupy, use and access such of the Mast Sites as are necessary to operate the business of the Target Group and use the Network in all material respects for the purposes for which it is currently used. So far as the Seller is aware, no circumstances exist which compromise such rights to occupy, use and access the Mast Sites as necessary to operate the business of the Target Companies (save as would not have a material adverse effect on the operation of the business of the Target Group). No written notice has been received by any of the Target Companies alleging that it (or any other party in relation to the MBNL network sharing arrangement) is in breach of any obligations under covenants, conditions and agreements relating to the Mast Sites where the remedying of such breach would have a material adverse effect on the current operation of the business of the Target Group. Furthermore no single agreement pursuant to which the Target Group occupies and uses more than 500 Mast Sites is capable of termination for convenience by the landlord or licensor within 36 months of the date of this Agreement.

7.	The Assets

Ownership

7.1	Each of the material assets included in the Statutory Accounts of each Target Company for the financial year ended on the Last Accounts Date is the absolute property of that Target Company and is free from all Third Party Rights except for:

(a)	those assets relating to the MBNL network sharing arrangement in respect of which 50 per cent. of the value of such assets is reflected in the relevant Statutory Accounts of each of the relevant Target Companies for the financial year ended on the Last Accounts Date, where those assets are jointly owned with Hutchison 3G;

(b)	any hire or lease agreement in the ordinary course of business involving expenditure of less than £2,500,000 per annum (where the aggregate expenditure under all such agreements is less than £15,000,000 per annum);

(c)	title retention provisions in respect of goods and materials supplied to a Target Company in the ordinary course of its business; and/or

(d)	liens arising in the ordinary course of the business by operation of law.

Sufficiency of Assets

7.2	So far as the Seller is aware, the rights, properties and assets of each Target Company, the facilities and services to which each Target Company has a contractual right, and the rights of the Purchaser Group pursuant to this Agreement and the other Transaction Documents together include all rights, properties, assets, facilities and services which are necessary for the Purchaser Group to carry on in all material respects the business of the Target Companies after Closing provided it is carried on in the manner in which it is carried on as at the date of this Agreement. No Target Company depends in any material respect on the use of material assets owned, or facilities and services provided, by any member of either Seller’s Group which will not be subject to any Group Agreements terminated at or after Closing as contemplated under Clause 6 of this Agreement.

Insurances

7.3	A summary of all material insurances maintained by or covering each Target Company is set out in section 4.10.1 of the Main VDR. The details in that summary are materially true and accurate. So far as the Seller is aware, those insurances are in full force and effect and are not void or voidable, all premiums payable to date have been paid. No Target Company has any outstanding claim in excess of £1,000,000 under any such insurance and so far as the Seller is aware there are no circumstances likely to give rise to such a claim.

8.	Contractual Matters

Material contracts

8.1	No Target Company is a party to any agreement or arrangement:

(a)	which exceeds an annual revenue or spend for the financial year ended 31 December 2014 of £10,000,000, or is an MVNO agreement in respect of which, the annual revenue for the financial year ended 31 December 2014 exceeds £2,000,000, or is otherwise, in the opinion of the Sellers (acting reasonably), material to the conduct of the business of the Target Group, and under which, by virtue of the Proposed Transaction, (i) any termination right or any pre-emption right shall become exercisable or (ii) any Target Company will be in material default or lose any material benefit, right or licence which it currently enjoys;

(b)	which related to the acquisition or sale of any business for a consideration or value exceeding £10,000,000;

(c)	which was entered into not in the ordinary course of business or not on arm’s length terms;

(d)	which establishes any joint venture, consortium, partnership or profit (or loss) sharing agreement or arrangement;

(e)	under which any Target Company has sold or disposed of any company or business where it remains subject to any material liability (whether contingent or otherwise);

(f)	which exceeds an annual revenue or spend for the financial year ended 31 December 2014 of £10,000,000 and which has a term of more than 24 months after the date on which it was entered into or cannot be terminated on less than 12 months’ notice or less or requires payment of a fee in excess of £500,000 in respect of any termination for convenience or early termination thereof;

(g)	exceeds an annual revenue or spend for the financial year ended 31 December 2014 of £10,000,000 and which establishes any agency, distributorship, marketing, manufacturing or franchising agreement or arrangement;

(h)	which exceeds an annual revenue or spend of £10,000,000 under which any Target Company has committed to exclusively use one supplier or counterpart for services that are material to the business of the Target Group for a period of 24 months;

(i)	under which any Target Company has agreed not to compete with a counterparty or specified entity or in a particular line of business or geographic area for a period of 24 months;

(j)	which is a bid, tender, proposal or offer which, if accepted, would result in any Target Company being committed to any agreement or arrangement of a kind described in paragraphs (a) to (i) above, (each a Material Contract).

8.2	So far as the Seller is aware, all material franchise arrangements entered into by the Target Group are on terms substantially similar to the terms set out in Section 4.1.6.1 of the Main VDR.

8.3	All MVNO agreements or arrangements entered into by the Target Group have been disclosed in section 4.1.3 of the Main VDR, except those which individually have an annual contract value of less than £2,000,000.

8.4	So far as the Seller is aware, no member of the Target Group owes any net amount to Phones4U pursuant to the Target Group’s existing or historic distributor and trading agreements or arrangements (either existing or in effect during 2014) with Phones4U and, after taking into account all claims which the Target Companies have against Phones4U in respect of payment or reimbursement of costs incurred by Target Companies and other claims, no amount will become due and payable to Phones4U (including by way of revenue share by any Target Company under any such agreements or arrangements).

Contracts with Sellers’ Groups

8.5	All material agreements or arrangements between a Target Company and either Seller or any member of their respective Groups, or any entity in which either Seller or any member of their respective Groups holds more than 50 per cent. or more of the issued share capital (a Seller JV Company) (each such agreement or arrangement being a Group Agreement):

(a)	are contained in section 4.8 of the Main VDR;

(b)	have not been terminated, materially amended or superseded (except to the extent provided for in the Transaction Documents).

8.6	No Target Company and no member of either Seller’s Group and no Seller JV Company is in material default under any Group Agreement, and there are no circumstances in existence which are likely to give rise to such a default by either Seller’s Group or Seller JV Company, and the Seller is not aware of any circumstances in existence which are likely to give rise to such a default by the Target Group.

8.7	The aggregate amount paid or payable by the Target Companies to the Sellers and any member of their respective Groups and any Seller JV Company under all Group Agreements in respect of the twelve months ending 31 December 2014 was not more than £225 million (excluding T-Systems).

Defaults

8.8	No Target Company has received written notice that it is in material default under any Material Contract and so far as the Seller is aware, there are no circumstances in existence which are likely to give rise to such a default. So far as the Seller is aware, no other party is in material default under a Material Contract. For this purpose material default refers to any default which would have a cost to the Target Group (including a loss of profit) of £10,000,000 or more.

Trading relationships

8.9	During the 12 months preceding the date of this Agreement none of the top 20 business customers by revenue or top 10 suppliers by purchasing spend of the Target Group has ceased to deal with any member of the Target Group.

9.	Litigation and Investigations

Litigation

9.1	Except as claimant in the collection of debts arising in the ordinary course of business, no Target Company is a claimant or defendant in or otherwise a party to any material litigation, prosecution, civil penalty proceedings (including any regulatory process pursuant to which a Governmental Authority may impose or agree a penalty, notice or enforcement undertaking pursuant to any law), arbitration or administrative proceedings (including any proceedings before any tribunal or in relation to publicly awarded contracts), which are in progress or threatened in writing by or against or concerning it or any of its assets. In this paragraph 9.1, material refers to any criminal proceedings whatsoever, or any other proceedings which could have a cost (including a loss of profit), benefit or value to the relevant Target Company of £5,000,000 or more. Neither Seller is aware of any circumstances in existence which are likely to give rise to any such proceeding, including the receipt of any claim, complaint, demand, communication or notice alleging any non-compliance with, or liability under, any law. This warranty does not apply to any employment related matters or matters relating to the Retirement Benefit Schemes or Relevant Benefits.

Investigations

9.2	So far as each Seller is aware, no governmental, administrative, criminal, regulatory or other official investigation or inquiry concerning any Target Company (or any of its directors, officers or employees) is in progress or pending and there are no circumstances in existence which are likely to lead to any such investigation or inquiry. This warranty does not apply to any employment related matters or matters relating to the Retirement Benefit Schemes or Relevant Benefits.

9.3	No Target Company has received any written enforcement, prohibition, stop, remediation, improvement or any other notice from, or has been subject to any civil sanction imposed by, any enforcement authority with regard to any material breach of law or regulation in respect of any Target Company. This warranty does not apply to any employment related matters or matters relating to the Retirement Benefit Schemes or Relevant Benefits.

10.	Defective Products

10.1	So far as the Seller is aware, no Target Company has any liability to third parties for injury caused by defective products supplied by it which is not recoverable under the product liability insurance maintained by it (less any applicable excess payable in respect of such insurance).

11.	Insolvency etc.

Winding up

11.1	No order has been made and no petition presented or meeting convened for the winding up of the Seller, any Target Company or any holding company of the Seller, or for the appointment of any provisional liquidator or any equivalent process in any relevant jurisdiction.

Administration and receivership

11.2	No person has appointed an administrator, whether out of court or otherwise, in relation to the Seller, any Target Company or any holding company of the Seller and no receiver (including any administrative receiver) has been appointed in relation to any Target Company or any substantial part of the property, assets and/or undertaking of any Target Company and so far as the Seller is aware, no person has taken any step, legal proceeding or other procedure with a view to such appointment.

Voluntary arrangement etc.

11.3	None of the Seller, nor so far as the Seller is aware, the Target Companies, nor any holding company of the Seller has suspended payments or a proposed a moratorium of any indebtedness or has made any voluntary arrangement with any of its creditors or is insolvent or unable to pay its debts as they fall due.

12.	Payment Card Data Security Standard

12.1	The Target Companies comply in all material respects with PCI-DSS, version 3.0 in connection with the processing of credit card details.

12.2	So far as the Seller is aware, Cardholder Data in the possession of each Target Company has since 1 April 2010 been kept in all material respects in compliance with the requirements of PCI-DSS and copies of all relevant attestation of compliance documents relating to each Target Company are contained within section 4.2.2 of the Main VDR.

Part C IP/IT

Registered Owned IP

1.1	Exhibit 3 of this Agreement identifies all the Registered Owned IP. In respect of the Registered Owned IP:

(a)	so far as the Seller is aware, all fees (including application, annuity, renewal, registration and maintenance fees) which are due, and steps which are reasonably required for the maintenance, prosecution and protection of the Registered Owned IP, have been paid, and taken consistent with past practice;

(b)	so far as the Seller is aware, all assignments from inventors that are required to register any Registered Owned IP in the name of a Target Company have been made;

(c)	no registrations are the subject of any action or proceedings (actual or threatened in writing) for removal, re-examination, opposition, amendment, revocation, cancellation, nullity, invalidity or surrender; and

(d)	no applications are the subject of any opposition proceedings (actual or threatened in writing).

Owned and Jointly Owned IP

1.2	The Owned IP:

(a)	is exclusively legally and beneficially owned by a Target Company;

(b)	so far as the Seller is aware, is valid and subsisting; and

(c)	is not subject to any security interest or other Third Party Rights, except for:

(i)	exclusive licences of Intellectual Property Rights granted by any Target Company. Copies of any material exclusive licences in relation to any Owned IP by any Target Company are in sections 4.3 and 4.4 of the Main VDR; or

(ii)	any non-exclusive licences in the ordinary course of business.

1.3	Exhibit 3 of this Agreement identifies all Registered Jointly Owned IP that the Seller is aware of. In respect of the Jointly Owned IP:

(a)	so far as the Seller is aware, all Jointly Owned IP is valid and subsisting;

(b)	the ownership of all Jointly Owned IP material to the operation of the Target Company’s business is documented in written agreements with the relevant joint owners. Copies of those agreements are disclosed in section 4.3 of the Main VDR.

Business IP

1.4	So far as the Seller is aware, the Target Companies are validly licensed to use all of the Business IP (excluding the Owned IP) in the manner in which it is currently used by the Target Companies.

1.5	So far as the Seller is aware, details and copies of all licences of Intellectual Property Rights granted to or by any Target Company, and which are material to the business of that Target Company, are disclosed in section 4.3 of the Main VDR.

1.6	No patent forming part of the Owned IP has been declared essential to any standards setting organisation (SSO) or similar body, and the Target Companies have complied in all material respects with all obligations to declare patents essential.

IP Licences

1.7	In respect of all material licences of Intellectual Property Rights granted to or by any Target Company:

(a)	so far as the Seller is aware no Target Company is in material default under any such licences to which it is a party;

(b)	no Target Company has received written notice in the 12 months before the date of this Agreement that it is in material default, nor has any termination been threatened; and

(c)	in respect of all material licences of Intellectual Property Rights granted to any Target Company only, none shall automatically terminate or could be validly terminated by the other party, or provide for any other material adverse consequence for any Target Company (including the loss of any right or benefit), as a result of any change of control of any Target Company or as a result of the consummation of the transactions contemplated under this Agreement.

Know-how

1.8	So far as the Seller is aware, the Target Companies have in the last 24 months taken reasonable steps to maintain the confidentiality of any material Know-How used by the Target Group.

Software

1.9	So far as the Seller is aware, no Target Company has deposited with, or agreed to deposit with, a third party any source code of any software constituting part of the Owned IP and which is material, other than in the ordinary course of business.

No infringement

1.10	No Target Company has in the past 24 months received a written notice alleging that the operations or products of any Target Company infringe the Intellectual Property Rights of a third party, and, so far as the Seller is aware, there are no current operations or products of any Target Company which are reasonably likely to give rise to a claim of infringement where, in any such case, such infringement has or might reasonably be expected to be material to the business of any Target Company. No Target Company is engaged in any outstanding litigation under which it is alleged that the operations or products of any Target Company infringe the Intellectual Property Rights of a third party where such infringement has or might reasonably be expected to be material to the business of any Target Company. In the past 24 months, no Target Company has sent a written notice alleging that a third party is, or may be, infringing the Owned IP where such infringement has or might reasonably be expected to be material to the business of any Target Company. Copies of all settlements, co-existence agreements and similar undertakings or dispositions made in connection with any claims relating to Intellectual Property Rights and entered into by any Target Company and which are material to the business of any Target Company are disclosed in section 4.3.7 of the Main VDR. References to “operations” or “products” in this paragraph shall include in each case the use of any trade mark, design or other brand element and references to material to the business shall mean having a cost to any Target Company (including a loss of profit) of £10,000,000 or more.

Information technology

1.11	(a)	All of the material IT Systems are owned by, or validly licensed, leased or supplied under IT Contracts and Group Agreements to a Target Company.

(b)	All of the IT Systems material to the business of any Target Company are maintained and supported by a Target Company or by a third party under an IT Contract or Group Agreements.

(c)	Copies of all material IT Contracts have been disclosed in the Main VDR.

(d)	In the last 18 months, the IT Systems taken as a whole have not failed to any material extent, and the data that the IT Systems process has not been corrupted or compromised in a material way. The Target Companies have implemented measures in accordance with UK industry practice designed to prevent the IT Systems from being affected by viruses or bugs that might distort their proper functioning, permit unauthorised access or disable them without the consent of the user.

(e)	The Target Companies have adopted a BC and DR Plan in relation to the IT Systems, the details of which are disclosed in section 7.9.2 of the Main VDR.

(f)	So far as the Seller is aware, the IT Systems are access-restricted as necessary in relation to the business of the Target Company, and all activity in relation to sensitive IT Systems is logged.

(g)	So far as the Seller is aware, remote access to the IT Systems is provided by strongly authenticated, encrypted links.

(h)	Each Target Company has in place reasonably detailed operating manuals and documentation in respect of any proprietary and/or bespoke IT Systems which are material to the business of the Target Group.

Data protection

1.12	Each Target Company complies, and has at all times within the last 24 months complied, in all material respects with all applicable data protection laws and neither the Seller nor any Target Company:

(a)	has in the past 24 months received any written notice from any applicable regulatory body alleging that any Target Company has not complied with any of those laws; or

(b)	received written notice that any supplier or contractor of any Target Company that processes personal data for the Target Company has not complied with any of them with respect to personal data of any Target Company, or breached the terms of any data protection provisions in its contracts with a Target Company.

1.13	So far as the Seller is aware, each Target Company is the legal and beneficial owner of, or has the rights to use, all data provided to or generated by and currently used by, a Target Company in respect of its customers and none of this data has been provided and/or licensed to any third party in any unlawful way.

Cyber security incidents

1.14	(a)

In the last 24 months, the IT Systems have not been subject to any systems failure which is material to the Target Group taken as a whole, data loss or theft or other material security breach or failure (each a Cyber Security Incident).

(b)	The Target Companies have, in accordance with UK industry practice, implemented measures that are designed to monitor and test the security of the IT Systems and to prevent the IT Systems from being affected by any Cyber Security Incident.

Part D Real Estate

Properties

1.	Material Properties

1.1	The Material Properties are all the properties owned, used or occupied by the Target Companies as offices, UK call centres or switch sites at the present time. The information i.e. property address, tenure, lease date, lease term commencement and expiry, rent, rent review and break date information in respect of the Material Properties set out in Exhibit 4 is true and accurate.

Compliance with terms

1.2	As far as the Seller is aware each Target Company:

(a)	is in compliance with any obligation on that Target Company to pay rents or licence fees which have become due in respect of any of its Material Properties held under a lease or licence;

(b)	has performed and observed all material obligations in leases or licences under which the relevant Target Company owns, uses or occupies a Material Property;

(c)	has performed or observed any material covenants or obligations affecting any freehold Material Properties owned by that Target Company; and

(d)	has complied with any rates demands received in respect of the Material Properties.

No breaches

1.3	No written notice in the last 24 months has been received by a Target Company stating that the relevant Target Company is in material breach of any obligations under any lease, licence, covenant, restriction or obligation affecting any of the Material Properties or the conduct of the existing business at or from the Material Properties the remedying of which would have a material adverse effect on the current operation of or activities carried out at the relevant Material Property.

Ownership

1.4	Each Target Company is the legal and beneficial owner of the Material Properties listed against its name at Exhibit 4.

Disputes

1.5	No Target Company has in the last 24 months received written notice of, and no relevant Target Company or the Seller is aware of, any material dispute, claims, demands, actions or notices relating to any of the Material Properties that would prevent the relevant Target Company from conducting its business operations at the relevant Material Property.

Possession

1.6	As far as each Target Company is aware and save as disclosed in Exhibit 4 and sections 1.10.2, 4.9 and 4.11.3 of the Main VDR, each Target Company has exclusive possession of each of its Material Properties (save in respect of any ancillary masts or substations that may be located at a Material Property).

2.	Retail Properties

2.1	The Target Group has the right to occupy and use those number of Retail Properties as are necessary to operate the current business of the Target Group as a whole in all material respects.

2.2	No written notice has been received by any of the Target Companies alleging that it is in breach of any obligations under covenants, conditions and agreements relating to the Retail Properties where the remedying of such breach would have a material adverse effect on the operation of the business of the Target Group taken as a whole. Furthermore the Target Group has not received written notices of material disputes, claims, demands, actions, notices or complaints relating to the Retail Properties which would in aggregate have a material adverse effect on the operation of the business of the Target Group taken as a whole.

3.	All properties

Liabilities

3.1	No Target Company has received a written request for payment in respect of its obligations under any authorised guarantee agreement or liability which it may have as former tenant or guarantor of any property which remains outstanding.

3.2	So far as the Seller is aware as at the date of this Agreement, no Target Company has received written notification of any pollution or contamination of the Environment on, in, at, under or migrating from any Material Property which will give rise to any material statutory obligation or material liability (whether actual or contingent) under applicable Environmental Laws. For this purpose, material means a cost to the Target Group which, exceeds or is estimated to exceed £10,000,000 for each and every occurrence.

Part E Employment

Contents of Data Room

1.1	Section 6 of the Main VDR contains:

(a)	the complete terms of each contract of employment for all Key Managers (in anonymised form);

(b)	the standard terms and conditions of employment applicable to other categories of Employees, any current employee handbook or similar document and all current policies relating to the provision of material benefits, redundancy payments or severance payments to Employees;

(c)	as at 1 January 2015 the number of Employees broken down by function, role, identity of current employer, physical location, period of continuous employment and notice periods, and information, as at 1 January 2015, on salary, bonus payments and all other payments or material benefits whether provided on a contractual or discretionary basis;

(d)	details of the retention arrangements and change of control provisions to which board directors of the Company or any Employee is a party;

(e)	copies of the rules of all material cash incentive schemes, phantom equity schemes, or profit sharing, bonus, commission or other incentive schemes or arrangements operated by the Company, DT Holdings or Orange Holdings in which board directors of the Company or Employees participate;

(f)	copies of the rules of all material share incentive schemes or share option schemes operated by the Company, DT Holdings or Orange Holdings in which directors of the Company or Employees or any other directors, employees, former employees or former directors of a Target Company participate;

(g)	the details of the number of all agency workers, consultants, contractors, workers and other personnel currently engaged by the Company who are not Employees and the Company’s business area in which they are engaged;

(h)	a summary of approximate full time equivalent numbers and functions of employees of the Target Group based outside the UK and employees of the Target Companies other than the Company;

(i)	an anonymised copy of the employment contract for the finance director of Mainline and Mobilise; and

(j)	a summary of the incentive and retention arrangements, benefits, redundancy payments and change of control provisions for employees of Mainline and of Mobilise.

Mainline / Mobilise Directors

1.2	The employees of Mainline and of Mobilise have notice periods which do not exceed 12 months and have no termination rights or rights to a change of terms or conditions of their employment which shall be triggered by the Proposed Transaction.

1.3	No employee of Mainline or of Mobilise is employed under a contract of employment which entitles him or her to a salary greater than £100,000 per annum.

Remuneration

1.4	The Company is not obliged to increase or vary, nor has it made provision to increase or vary, the benefits receivable by or the total annual remuneration payable to the board directors of the Company, other officers or Employees (as applicable), where the impact of such increase or variation is to increase such total annual remuneration, or the provision relation thereto, by more than 5 per cent. in aggregate.

Amounts owed

1.5	The Company does not owe any amount to any board director or other officer, worker or consultant of the Company or Employee other than for accrued salary, fees or reimbursement of business expenses for the month in which this Agreement is signed that exceeds £100,000 per individual.

Trade unions and employee representatives

1.6	Except as disclosed in section 6 of the Main VDR, the Company does not recognise any trade union or other body representing any Employee for the purpose of collective bargaining, negotiating or any information and consultation obligations.

Disputes

1.7	The Company is not involved in, and, so far as each Seller is aware, no fact or circumstance exists which is likely to give rise to, a dispute with a trade union, works council, staff association or other body representing any of the Employees.

Incentive schemes

1.8	Except as disclosed in section 6 of the Main VDR, the Company does not operate any material share or cash incentive scheme, share option scheme phantom equity schemes, or profit sharing, bonus, commission or other such incentive schemes or arrangements and no agreement or arrangement has been made to introduce any such schemes or arrangement.

Key Managers

1.9	The Company has not given notice of termination to any Key Manager and no Key Manager has given notice terminating his or her employment.

Redundancies and transfers of business

1.10	The Company has not:

(a)	been a party to or obliged to be a party to any consultation in relation to any collective redundancies made pursuant to section 188 of the Trade Union and Labour Relations (Consolidation) Act 1992 within the period of 12 months preceding the date of this Agreement; or

(b)	within the 24 months ending on the date of this Agreement been a party to a relevant transfer (as defined in the Transfer of Undertakings (Protection of Employment) Regulations 2006 which involved the transfer of more than 100 employees.

Litigation

1.11	There are no material ongoing actions, suits, claims, disputes, complaints or proceedings between the Company and any Employee, current or former director, other officer, employee, worker or consultant of the Company; in this paragraph 1.11, material refers to any criminal proceedings whatsoever, or any other proceedings which could have a cost (including a loss of profit), benefit or value to the Company of £2,000,000 or more. Neither Seller is aware of any circumstances in existence which are likely to give rise to any such proceeding, including the receipt of any claim, complaint, demand, communication or notice alleging any non-compliance with, or liability under, any law.

Employment by Target Group

1.12	No Employee is employed by a Seller or any member of a Seller’s Group.

Compliance with laws

1.13	So far as the Seller is aware, the Company has complied in all material respects with the terms of the contracts of employment applicable to and all applicable laws, regulation, collective agreements, orders, declarations and awards relevant to the Employees.

Transaction terms

1.14	Neither the execution of this Agreement or the other Transaction Documents, nor the transactions contemplated by them:

(a)	result in any material payment (including severance or unemployment compensation) or benefit becoming due or enhance or increase the terms on which any such payment or benefit might otherwise be available to any Employee or entitle such person to treat such event or circumstance as amounting to a breach of contract or to treat himself as redundant, dismissed or released from any obligation; or

(b)	result in any material payment becoming due to any Employee under any employee incentive schemes or arrangements, materially increase any compensation or benefits otherwise payable under such schemes or arrangements, result in any acceleration of the time of payment or vesting of any benefits under such schemes or arrangements or otherwise, or require the funding or increase in the funding of any such benefits by the Target Company.

For the purposes of this paragraph material means any payment to an individual that exceeds £100,000 and which, when taken in the aggregate with all such payments exceeds £5,000,000.

1.15	There are no Employee share or cash incentive schemes, share option schemes, phantom equity schemes, or profit sharing, bonus, commission, retention or other incentive schemes or arrangements other than those taken into account in the Closing Statement.

Part F Retirement Benefits

Disclosure

1.1	The Seller has disclosed all material current details relating to the Retirement Benefit Schemes in the form of:

(a)	Material particulars of the Retirement Benefit Schemes in writing and with copies of the latest (plus subsequent amending documents) trust deed and rules and explanatory booklets for the Pension Scheme;

(b)	in respect of the Pension Scheme:

(i)	a copy of the latest available reports and accounts, the final report in respect of the most recent triennial actuarial valuation carried out for the purposes of Part 3 of the Pensions Act 2004, statement of funding principles, schedule of contributions and recovery plan;

(ii)	details of any indemnity, security, guarantee, funding arrangement or other agreement with the trustees (whether legally enforceable or not) (if any);

(iii)	copies of all correspondence (other than routine returns) between the Pensions Regulator and the Target Group or the trustees (including any clearances granted and any correspondence in respect of the most recent actuarial valuation relating to the Pension Scheme) (if any);

(iv)	details of all companies currently participating in the Pension Scheme (including as principal employer) and, so far as the Sellers are aware, details of all companies that have previously participated in the Pension Scheme;

(c)	a list as at 21 January 2015 of the current Employees who are active members of the Pension Scheme, or are eligible to become, or are in a waiting period to become members, together with the rates of contributions payable in relation to them; and

(d)	a list as at 21 January 2015 of the current Employees who have Personal Pension Schemes, together with the rates of contributions payable in relation to them.

Pension Arrangements

1.2	So far as the Sellers are aware, other than in respect of the Retirement Benefit Schemes, the Target Group has no liability (actual or contingent, present or future) under or in connection with any scheme or arrangement providing Relevant Benefits (as defined in section 393B of ITEPA 2003 but as if the exceptions contained in subsections (2) and (3) were omitted) or to any person who is not a member of any Retirement Benefits Scheme.

1.3	So far as the Sellers are aware, no agreement, undertaking or assurance has been given to or in respect of any Employee or any other person to introduce, increase or improve any Relevant Benefits (as defined in section 393B of ITEPA 2003 but as if the exceptions contained in subsections (2) and (3) were omitted).

1.4	So far as the Sellers are aware, the Target Group is not making or has not regularly made any ex gratia payments to any of the Employees or to any spouse, child or dependant of any of them.

1.5	So far as the Sellers are aware, no Employee, including for the avoidance of doubt any Employee who remains in a waiting period before joining the Retirement Benefit Schemes, has any contractual right to join a defined benefits pension scheme.

1.6	The Target Group neither is or has been at any time on or after 27 April 2004, associated or connected (as defined in section 38(10) of the Pensions Act 2004) with any person who is or was the employer in relation to an occupational pension scheme which is within the scope of the Pensions Regulator’s powers pursuant to sections 38(1) to 51 of the Pensions Act 2004, other than the Pension Scheme.

1.7	Since 1 April 2010, none of the current or former employees of the Target Group and, so far as the Sellers are aware, prior to 1 April 2010, none of the then employees of a Target Group owned by the relevant Seller’s Group have transferred to the Target Group as a result of a “relevant transfer” (as defined in the Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006) with a right to benefits under or in relation to an occupational pension scheme which is not an “old age invalidity of survivors” benefit under regulations 7(2) of the Transfer of Undertakings (Protection of Employment) Regulations 1981 or regulation 10(2) of the Transfer of Undertakings (Protection of Employment) Regulations 2006.

Personal Pension Schemes

1.8	The Target Group’s only obligation or liability (actual or contingent, present or future) in respect of any Personal Pension Schemes is to contribute to the Personal Pension Schemes in respect of its officers or employees such amounts as disclosed by the Sellers

Registration and contracting-out

1.9	The Pension Scheme is a registered pension scheme within the meaning of the Finance Act 2004. The Pension Scheme was contracted out for the purposes of the Pension Schemes Act 1993. So far as the Sellers are aware, nothing has been done or omitted to be done which will or may result in the Retirement Benefit Schemes ceasing to be (or ceasing to be capable of being) registered pension schemes.

Disputes and compliance

1.10	So far as the Sellers are aware, the Pension Scheme has at all times complied with and been duly administered in all material respects in accordance with its terms and all applicable legislation and regulations.

1.11	So far as the Seller is aware, the Target Group has duly complied in all material respects with its obligations and duties (including statutory obligations) under and in respect of the Pension Scheme, including for the avoidance of doubt any obligations relating to automatic enrolment under the Pensions Act 2008 and relating to any changes to member benefits under the Pension Scheme.

1.12	So far as the Sellers are aware, there are no material ongoing actions, suits, claims, disputes, complaints or proceedings outstanding (including claims being dealt with by the Retirement Benefit Schemes’ internal dispute resolution procedures) pending or threatened in writing in respect of the Target Group or the trustees in relation to the Pension Scheme (other than routine claims for benefits), whether before the court, the Pensions Ombudsman or otherwise. In this paragraph 1.12, “material” refers to any proceedings which could have a cost (including a loss of profit), benefit or value to the Target Companies of £250,000 or more.

Pensions Regulator

1.13	So far as the Sellers are aware, no contribution notice or financial support direction has been made by the Pensions Regulator or warning notice issued against or involving the Target Group (or any person connected or associated (as defined in section 38(10) of the Pensions Act 2004 with the Target Group)), nor so far as the Sellers are aware has the Pensions Regulator indicated to the Target Group it is considering making such an order. So far as the Sellers are aware, there are no facts or circumstances that:

(a)	would be reasonably likely to lead the Pensions Regulator making or considering making a financial support direction or contribution notice against a member of the Target Group; and

(b)	would constitute a type A event (as set out in the Pensions Regulator’s Clearance Guidance) in relation to the Pension Scheme since 27 April 2004.

1.14	So far as the Sellers are aware, no acts, omissions or other events in connection with any Retirement Benefits Scheme have been reported to the Pensions Regulator under sections 69 or 70 of the Pensions Act 2004 and other than any decision to relinquish control of an employer in connection with this Agreement, so far as the Sellers are aware, there is no fact or circumstance likely to give rise to such reports.

Section 75 debt and arrangements relating to them

1.15	Since 1 April 2010, no arrangement (whether scheme apportionment, regulated, withdrawal, flexible or approved withdrawal or otherwise) has been entered into under the Occupational Pension Schemes (Employer Debt) Regulations 2005 in relation to the Pension Scheme.

1.16	There is no amount currently outstanding that is treated as a debt due to the trustees of the Pension Scheme from the Target Group or MBNL under section 75 or 75A of the Pensions Act 1995 which has not been paid in full.

All contributions paid

1.17	All material contributions required to be paid by the Target Group to the Retirement Benefits Schemes as at the date of this Agreement have been paid.

No overseas employees

1.18	The trustee of the Pension Scheme is not currently accepting any contributions to the Pension Scheme from a “European employer” as defined for the purposes of Part 7 of the Pensions Act 2004.

Funding: Pension Scheme

1.19	No power under the Pension Scheme to augment benefits or to provide benefits which would not otherwise have been provided has been exercised by any of the Pension Scheme’s participating employers since the date of the last actuarial valuation of the Pension Scheme (details of any augmentation or provisions of benefits prior to that date having been disclosed the actuary for the purposes of such valuation).

1.20	The trustee of the Pension Scheme has not consulted any principal or participating employer of the Pension Scheme in relation to any change to the investment strategy since the latest funding and investment report as at 30 September 2014. Neither the Sellers nor any member of the Target Group has entered into any agreement (whether actual or contingent) or any correspondence with the trustee of the Pension Scheme in respect of any change to the basis or approach to be adopted in relation to the funding arrangements of the Pension Scheme since the latest actuarial valuation of the Pension Scheme as at 31 December 2012.

No winding-up, termination or closure

1.21	The Pension Scheme has not been wound up or terminated in whole or in part.

Death benefits

1.22	All benefits (other than a refund of the member’s contributions with interest where appropriate) payable under the Retirement Benefit Schemes on the death of an Employee or during a period of sickness or disability are insured fully under a policy with an insurance company. Details of the renewal dates of each policy are set out in the Seller Disclosure Letter together with a summary of each policy.

Part G MBNL

1.1	The Company is the sole legal and beneficial owner of 10,000,000 ordinary shares in the share capital of MBNL, free from all Third Party Rights, which comprise 50% of the authorised and issued share capital of MBNL. All the shares are fully paid or credited as fully paid and there is no liability to pay any additional contributions thereon.

1.2	No person has the right (exercisable now or in the future ad whether contingent or not) to call for the allotment, conversion, issue, registration, sale, transfer or repayment of any share or loan capital or any other security giving rise to a right over, or interest in, MBNL.

1.3	MBNL does not own or have any interest of any nature in any shares, debentures or other securities issued by any undertaking.

1.4	So far as the Seller is aware, the audited balance sheet, profit and loss account and cash flow statement of MBNL as at 31 December 2013 show a true and fair view of the assets and liabilities, profits and losses, and financial state of affairs and trading of MBNL as at the date, and for the period, to which they relate.

1.5	So far as the Seller is aware, there have been no material changes to the business of MBNL in the period following its last accounts and MBNL has operated its business in all material respects in the ordinary course and has not acquired or disposed of any material asset of the business or borrowed or incurred any material indebtedness or made any loan to any person.

1.6	So far as the Seller is aware, no civil, criminal, arbitration, administrative or other proceeding in any jurisdiction is pending or threatened against MBNL or a person for whose acts or defaults MBNL may be vicariously liable for an amount in excess of £5,000,000 or which is of material importance in the context of MBNL’s business or may have a significant effect on MBNL’s financial or trading position.

1.7	The Company and, so far as the Seller is aware, Hutchison 3G is not in or has committed any material breach of any of the Hutchison 3G Contracts and there are no current disputes in relation to the Hutchison 3G Contracts and so far as the Seller is aware there are no grounds or circumstances which may give rise to a material breach or a dispute under or in relation to the Hutchison 3G Contracts.

1.8	So far as the Seller is aware, all MBNL Agreements are in full force and effect and are fully enforceable in accordance with their terms. So far as the Seller is aware, no party to the MBNL Agreements is in material breach of any of its obligations under such agreements and so far as the Seller is aware there are no grounds or circumstances which may give rise to a material breach.

1.9	So far as the Seller is aware, there are no material agreements or arrangements relating to the business and operation of MBNL other than the MBNL Agreements and Hutchison 3G Contracts.

1.10	So far as the Seller is aware:

(a)	no petition has been presented, no order has been made, or resolution passed for the winding up of MBNL or for the appointment of a liquidator or provisional liquidator to MBNL. No administrator has been appointed in relation to MBNL. No notice has been given or filed with the court of an intention to appoint an administrator. No petition or application has been presented or order made for the appointment of an administrator in respect of MBNL. No receiver or administrative receiver has been appointed, nor any notice given of the appointment of any such person, over the whole or part of MBNL’s business or assets;

(b)	no moratorium has been sought or has been granted under section 1A of the Insolvency Act 1986 in respect of MBNL. No voluntary arrangement has been proposed under section 1 of the Insolvency Act 1986 in respect of MBNL. No compromise or arrangement has been proposed, agreed to or sanctioned under Part 26 of the Companies Act 2006 in respect of MBNL, nor has any application been made to, or filed with, the court for permission to convene a meeting to vote on a proposal for any such compromise or arrangement. MBNL has not proposed or agreed to a composition, compromise, assignment or arrangement with any of its creditors. MBNL is solvent and able to pay its debts as they fall due;

(c)	no action is being taken by the Registrar of Companies to strike MBNL off the register under section 652 of the CA 1985; and

(d)	MBNL is not, in any jurisdiction, subject to or threatened by any other procedures or steps which are analogous to those set out above.

1.11	So far as the Seller is aware, MBNL owns or has the right to use each material asset used by it, as at the date of this Agreement, in the conduct or operation of its business as conducted or operated as at the date of this Agreement and such assets include all rights, properties, assets, facilities and services which are necessary for MBNL to carry on its business for the next 12 months in all material respects in the manner in which it is carried on at the date of this Agreement.

1.12	So far as the Seller is aware, MBNL has complied in all material respects with all material laws, regulatory and administrative requirements (including material obligations under all applicable licences, permissions, authorisations, consents and industry standards). So far as Seller is aware, no fines or penalties are outstanding as payable by MBNL to any government, regulatory or other body. The Seller is not aware of any pending or ongoing investigations by any government, regulatory or other body concerning non-compliance by MBNL with any relevant regulatory or administrative requirement, other than investigations in the ordinary course for a company of its nature.

1.13	As far as the Seller is aware, MBNL has been duly incorporated and is validly existing as a company with limited liability under the laws of the country of incorporation.

Schedule 2

Limitations on Sellers’ Liability

Time Limits

1.	Neither Seller shall be liable for any Claim unless that Seller receives from the Purchaser written notice containing such details as are then available of the matter giving rise to the Claim:

(a)	prior to the date following 18 months after the Closing Date in the case of a Non Tax Claim other than a Claim under the Core Seller Warranties or a Claim under the warranty in paragraph 1.13 of Part F of Schedule 1;

(b)	prior to the date falling 6 (six) years after the Closing Date in the case of a Claim under the warranty in paragraph 1.13 of Part F of Schedule 1;

(c)	prior to the date falling 7 (seven) years after the Closing Date in the case of a Claim under the Core Seller Warranties; or

(d)	prior to the date falling 7 (seven) years after the Closing Date in the case of a Tax Claim.

Thresholds for Claims

2.	Neither Seller shall be liable for any single Claim for breach of a Seller Warranty other than any Claim in respect of the Core Seller Warranties:

(a)	unless the amount of the liability (of both Sellers in aggregate) pursuant to that single Claim (and, for these purposes, a number of Claims arising out of a series of related events or circumstances may be aggregated and form a single Claim) exceeds £10,000,000 (in which case, the Purchaser shall be able to claim the whole amount of such Claim and not merely the excess); and

(b)	unless the aggregate amount of the liability of the Sellers for all Claims not prohibited by paragraph (a) above exceeds £150,000,000 (in which case the Purchaser shall be entitled to claim the whole amount of such claims).

For the avoidance of doubt, the Purchaser may give notice of any single Claim in accordance with and for the purpose of paragraph 1 above, irrespective of whether, at the time the notice is given, the amount set out in paragraph 2(b) has been exceeded.

Indemnity threshold

3.	Neither Seller shall be liable for any claim by the Purchaser under either of Clause 6.5 or Clause 6.6 unless the amount of the liability (of both Sellers in aggregate) for claims under each of Clause 6.5 or Clause 6.6 exceeds £10,000,000 (in which case the Purchaser shall be able to claim for the whole amount of such claim and not merely the excess).

Maximum limit for all Claims

4.	The aggregate amount of the liability of both Sellers for:

(a)	all Claims (other than Claims under the Core Seller Warranties and any Claim under paragraph 8 (Secondary Liabilities) of the Tax Covenant) and any claim under Clauses 6.5, 6.6, 6.13 and 10 shall not exceed £2,250,000,000 (two billion two hundred and fifty million pounds sterling); and

(b)	all Claims for breach of Core Seller Warranties and any Claim under paragraph 8 (Secondary Liabilities) of the Tax Covenant shall not exceed the sum which is equal to 100 per cent. of the Final Price, save that the aggregate amount of liability for all Claims shall not exceed the sum which is equal to 100 per cent. of the Final Price.

Claim to be withdrawn unless litigation commenced

5.	Any Non Tax Claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn unless legal proceedings in respect of it have commenced by both being issued and validly served within 9 months of notification to the relevant Seller(s) pursuant to paragraph 1 except:

(a)	where the Non Tax Claim relates to a contingent liability, in which case it shall be deemed to have been withdrawn unless legal proceedings in respect of it have been commenced by being both issued and validly served within 9 months of it having become an actual liability; or

(b)	where the Non Tax Claim is a Claim for which notice is given for the purpose of paragraph 1 above at a time when the amount set out in paragraph 2(b) has not been exceeded, in which case it shall be deemed to have been withdrawn unless legal proceedings in respect of it have been commenced by being both issued and validly served within 9 months of the date of any subsequent notification to either or both of the Sellers pursuant to paragraph 1 above of one or more Claims which result(s) in the total amount claimed in all Claims notified to the Sellers (or either of them) pursuant to paragraph 1 exceeding (in aggregate) the amount set out in paragraph 2(b) for the first time.

Limitations not applicable if fraud etc.

6.	None of the limitations contained in this Schedule shall apply to any Claim to the extent that the Claim (or the delay in discovery of it) is the consequence of, or is increased as a consequence of, dishonest or deliberate mis-statement or concealment or other fraud by either or both of the Sellers or any other member of either Seller’s Group or any officer or employee (or former officer or employee) of either Seller.

Matters disclosed or taken into account

7.	Neither Seller shall be liable for any Claim for breach of a Seller Warranty:

(a)	if and to the extent that the fact, matter, event or circumstance giving rise to such Claim was fairly disclosed in the Disclosure Letter or the Data Room;

(b)	if and to the extent the matter is specifically provided or reserved for or taken into account in the Last Accounts or the Closing Statement; or

(c)	in relation to any matter expressly set out in this Agreement or any Transaction Document; or

(d)	in relation to any matter which the Purchaser is aware at the date of this Agreement (except the matters referred to in the Disclosure Letter and in sub-paragraph (c) of this paragraph 7) constitutes a breach of a Seller Warranty, and for the purpose of this paragraph 7 of Schedule 2, Purchaser’s awareness shall mean the knowledge of the following individuals as at the date of this Agreement: Toby Phillips, Sebastian Wood, Richard Allwood, Rachel Canham and Sean Williams.

Contingent liabilities

8.	If any claim under a Transaction Document (other than a Claim under the Tax Covenant) is based upon a liability which is contingent only, neither Seller shall be liable to make payment unless and until the contingent liability gives rise to an obligation to make a payment. This is without prejudice to the right of the Purchaser to give notice of the Claim in accordance with paragraph 1 and to issue and serve proceedings in respect of it before such time. For the avoidance of doubt, the fact that the liability may not have become an actual liability by the relevant date provided in paragraph 1 shall not exonerate either Seller in respect of any Claim properly notified before that date.

No double recovery

9.	The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once from each Seller in respect of any one liability, loss, Cost, shortfall, damage or deficiency, regardless of whether more than one claim under a Transaction Document arises in respect of it.

No liability for Claims arising from acts or omissions of Purchaser

10.	Neither Seller shall be liable for any Non Tax Claim to the extent that it would not have arisen but for any voluntary act, omission or transaction (other than any voluntary act, omission or transaction which is either: (i) contemplated by this Agreement; or (ii) carried out pursuant to a legally binding commitment created on or before Closing) carried out or permitted:

(a)	after Closing, by the Purchaser or any member of the Purchaser Group (or its respective directors, employees or agents or successors in title or any of its Group members) outside the ordinary and usual course of business of a Target Company as at Closing and where such person had actual knowledge that such act, omission or transaction would or would be likely to give rise to a Claim and a reasonable alternate course of action was available which would not be expected to give rise to a Claim; or

(b)	before Closing, by any member of that Seller’s Group or any Target Company: (i) at the written direction or request; or (ii) with the written consent, of the Purchaser or any member of the Purchaser Group.

Purchaser’s duty to mitigate

11.	The Purchaser shall mitigate (to the extent required by law for breach of contract (which standard shall also apply to any indemnity, obligation or other provision under this Agreement)) any loss or damage which it or any member of its Group may suffer in consequence of any breach by either of the Sellers of the terms of this Agreement or any fact, matter, event or circumstance likely to give rise to a claim under a Transaction Document (other than a Claim under the Tax Covenant).

Insured Claims

12.	The Sellers’ liability in respect of any claim under this Agreement (other than a Tax Claim) shall be reduced by an amount equal to any loss or damage to which the claim related which has actually been recovered under a policy of insurance (after deducting any out-of-pocket costs reasonably incurred in making such recovery including the amount of any excess or deductible) without prejudice to the Purchaser’s ability to bring a claim under this Agreement, and the Purchaser shall use reasonable endeavours to make recovery under any such policies of insurance.

Recovery from third party after payment from Seller

13.	If one or both Sellers have made a payment to the Purchaser in relation to any claim under this Agreement (other than a Tax Claim) and the Purchaser or any member of the Purchaser Group or any Target Company recovers (whether by insurance, payment, discount, credit, Relief or otherwise) from a third party a sum which is referable to the matter giving rise to the claim or obtains any Relief, saving or benefit (other than a Relief, saving or benefit which has already been taken into account under Clause 20.7 in computing the amount payable) which is so referable, the Purchaser or relevant member of the Purchaser Group or the relevant Target Company shall pay as soon as practicable after receipt:

(a)	(i) if both Sellers have made a payment to the Purchaser, an aggregate amount equal to 50 per cent. of the amount recovered from the third party (net of Taxation and less any reasonable costs of recovery) or the value of the Relief, saving or benefit obtained, calculated by reference to the amount saved (less any reasonable costs of recovery) to each Seller; or (ii) if only one Seller has made a payment to the Purchaser, an aggregate amount equal to the amount recovered from the third party (net of Taxation and less any reasonable costs of recovery) or the value of the Relief, saving or benefit obtained, calculated by reference to the amount saved (less any reasonable costs of recovery); or

(b)	if the amount referred to in subparagraph (a) exceeds the amount paid by the relevant Seller to the Purchaser or member of the Purchaser Group in respect of the relevant claim, such lesser amount as shall have been so paid by the relevant Seller, provided that such amount would not, after taking into account all payments made by the Sellers in respect of the relevant claim (net of Taxation and less any reasonable costs of recovery), leave the Purchaser’s Group and the Target Companies with a total amount which is less than the aggregate liability of the Sellers in respect of such claim.

No liability for legislation or changes in rates of Tax or accounting policy

14.	Neither Seller shall be liable for any Non Tax Claim if and to the extent it is attributable to, or the amount of such Claim is increased as a result of, any: (i) legislation not in force as at Closing; (ii) change of law (or any change in interpretation on the basis of case law), regulation, directive, requirement or administrative practice having the force of law; or (iii) change in the rates of Taxation in force as at Closing; or (iv) change in accounting policy or practice in force as at Closing.

Sellers to have opportunity to remedy breaches

15.	A breach of this Agreement which is capable of remedy shall not entitle the Purchaser to a remedy from a Seller (or both Sellers) unless the relevant Seller(s) is/are given written notice of the breach by the Purchaser and the breach is not remedied within 30 days after the date on which notice is served on the relevant Seller(s). If the breach has not been remedied within that 30 day period, then the date on which notice of a Claim in respect of that breach shall be deemed to have been given to the relevant Seller(s) for the purpose of paragraph 1 above shall be the date on which notice was given under this paragraph 15, provided that the notice satisfied the other requirements of paragraph 1 above when so given.

Claims under warranty 1.15 (Public disclosures and information provided)

16.	The Purchaser shall not be permitted to bring a Claim in respect of a breach of the warranty set out in paragraph 1.15 of Part B of Schedule 1 except if (i) any person who made an investment decision in reliance on a Relevant Public Document brings a claim (other than a vexatious claim) against the Purchaser (or against an adviser or underwriter of the Purchaser and that adviser or underwriter in turn brings a claim against the Purchaser) for compensation, or (ii) the Financial Conduct Authority or any other relevant regulator fines or otherwise sanctions the Purchaser, and in each case to the extent that such claims, fines or sanctions arise from any fact or matter being materially incorrect or any material misstatement or material omission in the Relevant Public Document to the extent resulting from any information provided by or on behalf of the Sellers pursuant to Clause 3.14 being materially incorrect or omitting to include any material information required to be included.

Schedule 3

Purchaser Warranties

Authorisations, valid obligations, filings and consents

1.1	(a)	The Purchaser and each relevant member of the Purchaser’s Group has obtained all corporate authorisations and (except to the extent relevant to the Conditions) all other governmental, statutory, regulatory or other consents, licences, authorisations, waivers or exemptions required to empower it to enter into and perform its obligations under this Agreement and any other Transaction Document to which it is a party.

(b)	This Agreement and the Transaction Documents which are to be entered into by the Purchaser and/or a member of the Purchaser’s Group will, when executed, constitute valid and binding obligations of the relevant member of the Purchaser Group.

(c)	Entry into and performance by the Purchaser and/or a member of the Purchaser’s Group of this Agreement and/or any Transaction Document to which it is a party will not breach any provision of its memorandum (where relevant) and articles of association, by-laws or equivalent constitutional documents.

(d)	Subject to fulfilment of the Conditions, neither entry into this Agreement nor implementation of the Proposed Transaction will (i) result in violation or breach of any laws or regulations in any relevant jurisdiction or (ii) amount to a violation or default with respect to any statute, regulation, order, decree or judgment of any court or any governmental or regulatory authority in any jurisdiction, by the Purchaser or, any member of the Purchaser’s Group.

(e)	Except as referred to in this Agreement, no member of the Purchaser Group (i) is required to make any announcement, consultation, notice, report or filing or (ii) requires any consent, approval, registration, authorisation or permit, in each case in connection with the execution and performance of this Agreement or any other Transaction Document.

(f)	The entry into and performance of this Agreement by the Purchaser, including the release of the Announcement, the publication of any Relevant Public Document, the holding of the General Meeting and the allotment, issue and listing of the Consideration Shares comply and will comply with all then applicable laws and regulations in the UK, including, without limitation, the Companies Act 2006, the Listing Rules, the Disclosure and Transparency Rules and the requirements of the London Stock Exchange, the Admission and Disclosure Standards and the FSMA. As at the date of this Agreement, the Purchaser is in compliance with the Listing Rules, the Disclosure and Transparency Rules and the requirements of the London Stock Exchange, the Admission and Disclosure Standards and the FSMA (provided that no warranty is made in respect of the written information furnished to the Purchaser by or on behalf of the Sellers for use in any Relevant Public Document).

Details of the Purchaser Shares

1.2	The Purchaser is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation and has full power to conduct its business as conducted at the date of this Agreement.

1.3	The Existing Allotment Authority was validly passed at a validly convened meeting of the shareholders of the Purchaser and remains in full force and effect, and there remains sufficient head room under such authority to issue the Consideration Shares.

1.4	Save for (i) as provided for this Agreement (ii) in relation to any Purchaser Group Employee Share Plans or (iii) as referred to in the Announcement, there is no agreement, arrangement or obligation requiring the creation, allotment, issue, transfer, redemption or repayment of, or the grant to a person of the right (conditional or not) to require the allotment, issue, transfer, redemption or repayment of, a share in the capital of the Purchaser (including an option or right of pre-emption or conversion).

1.5	Subject only to the passing of the Resolution, the Consideration Shares will be issued under due authority and on the Closing Date will be validly authorised and issued and fully paid and when delivered to the Sellers in accordance with the provisions of this Agreement will have the same rights as, and rank pari passu and form a single class with, the existing ordinary shares of five pence each in the capital of the Purchaser and shall carry the right to receive in full all distributions and dividends declared, made or paid after Closing.

2.	Financing

2.1	The Purchaser has available, and will at Closing have available, on an unconditional basis (subject only to Closing) the necessary cash resources to pay the DT Holdings Cash Consideration and the Orange Holdings Cash Consideration.

3.	Insolvency etc.

Winding up

3.1	No order has been made, petition presented or meeting convened for the winding up of the Purchaser, or for the appointment of any provisional liquidator or any equivalent process in any jurisdiction.

Administration and receivership

3.2	No person has appointed an administrator, whether out of court or otherwise, in relation to the Purchaser, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any substantial part of any of the property, assets and/or undertaking of the Purchaser and so far as the Purchaser is aware, no person has taken any step, legal proceeding or other procedure with a view to such appointment.

Voluntary arrangement etc.

3.3	The Purchaser has not taken any step with a view to a suspension of payments or a moratorium of any indebtedness or has made any voluntary arrangement with any of its creditors or is insolvent or unable to pay its debts as they fall due.

Public disclosures

3.4	No Relevant Public Document nor any other information made public by or on behalf of the Purchaser which is material to the Proposed Transaction will when published contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in any material respect (provided that no such warranty is made in respect of the written information furnished to the Purchaser by or on behalf of the Sellers for use in any Relevant Public Document).

3.5	Each Relevant Public Document, together with any information incorporated by reference therein, will when published contain all particulars and information required by, and comply with, as appropriate, the applicable provisions of the Companies Act 2006, FSMA, the Listing Rules, the Prospectus Rules, the Admission and Disclosure Standards, and all other relevant laws and regulations. The Prospectus will when published contain all such information as is necessary to enable investors to make an informed assessment of the matters specified in section 87A of FSMA in relation to the Purchaser and its Group and the rights attached to the Consideration Shares (provided that no such warranty is made in respect of the written information furnished to the Purchaser by or on behalf of the Sellers for use in any Relevant Public Document).

3.6	All forecasts and expressions of opinion, intention, expectation, belief or forward looking statement contained in each Relevant Public Document, as at the respective dates thereof, are or will be, when published, made in good faith and reasonably arrived at after due and careful enquiry (provided that no such warranty is made in respect of the written information furnished to the Purchaser by or on behalf of the Sellers for use in any Relevant Public Document).

No material adverse change

3.7	Since the BT Last Accounts Date, there has been no BT Material Adverse Change.

Schedule 4

Limitations on Purchaser’s Liability

Time Limits

1.	The Purchaser shall not be liable for any Purchaser Claim unless it receives from a Seller written notice containing such details as are then available of the matter giving rise to the Purchaser Claim:

(a)	prior to the date following 18 months after the Closing Date in the case of a Purchaser Claim, other than a Purchaser Claim under the Core Purchaser Warranties or under paragraph 8 (Secondary Liabilities) of the Tax Covenant; and

(b)	prior to the date falling 7 (seven) years after the Closing Date in the case of a Purchaser Claim under the Core Purchaser Warranties or under paragraph 8 (Secondary Liabilities) of the Tax Covenant.

Thresholds for Purchaser Claims

2.	The Purchaser shall not be liable for any single Purchaser Claim for breach of a Purchaser Warranty other than any Purchaser Claim in respect of the Core Purchaser Warranties:

(a)	unless the amount of the liability pursuant to that single Purchaser Claim (and, for these purposes, a number of Purchaser Claims arising out of a series of related events or circumstances may be aggregated and form a single Purchaser Claim) exceeds £10,000,000 (in which case, the Sellers shall be able to claim, in aggregate, the whole amount of such Purchaser Claim and not merely the excess); and

(b)	unless the aggregate amount of the liability of the Purchaser for all Purchaser Claims not prohibited by subparagraph (a) above exceeds £150,000,000.

For the avoidance of doubt, a Seller may give notice of any single Purchaser Claim in accordance with and for the purpose of paragraph 1 above, irrespective of whether, at the time the notice is given, the amount set out in paragraph 2(b) has been exceeded.

Maximum limit for all Purchaser Claims

3.	The aggregate amount of the liability of the Purchaser for:

(a)	all Purchaser Claims (other than Purchaser Claims under the Core Purchaser Warranties or under paragraph 8 (Secondary Liabilities) of the Tax Covenant) and any claim under Clauses 7.5 and 7.6 shall not exceed the sum which is equal to £2,250,000,000 (two billion two hundred and fifty million pounds sterling); and

(b)	all Purchaser Claims for breach of Core Purchaser Warranties and under paragraph 8 (Secondary Liabilities) of the Tax Covenant shall not exceed the sum which is equal to 100 per cent. of the Final Price, save that the aggregate amount of liability for all Purchaser Claims shall not exceed the sum which is equal to 100 per cent. of the Final Price.

Purchaser Claim to be withdrawn unless litigation commenced

4.	Any Purchaser Claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn unless legal proceedings in respect of it have commenced by both being issued and validly served within 9 months of notification to the Purchaser pursuant to paragraph 1 except:

(a)	where the Purchaser Claim relates to a contingent liability, in which case it shall be deemed to have been withdrawn unless legal proceedings in respect of it have been commenced by being both issued and validly served within 9 months of it having become an actual liability; or

(b)	where the Purchaser Claim is a Purchaser Claim for which notice is given for the purpose of paragraph 1 above at a time when the amount set out in paragraph 2(b) has not been exceeded, in which case it shall be deemed to have been withdrawn unless legal proceedings in respect of it have been commenced by being both issued and validly served within 6 months of the date of any subsequent notification to the Purchaser pursuant to paragraph 1 above of one or more Purchaser Claims which result(s) in the total amount claimed in all Purchaser Claims notified to the Purchaser pursuant to paragraph 1 exceeding (in aggregate) the amount set out in paragraph 2(b) for the first time.

Limitations not applicable if fraud etc.

5.	None of the limitations contained in this Schedule shall apply to any Purchaser Claim to the extent that the Purchaser Claim (or the delay in discovery of it) is the consequence of, or is increased as a consequence of, dishonest or deliberate mis-statement or concealment or other fraud by the Purchaser or any other member of the Purchaser’s Group or any officer or employee (or former officer or employee) of the Purchaser.

Matters disclosed or taken into account

6.	The Purchaser shall not be liable for any Purchaser Claim for breach of a Purchaser Warranty:

(a)	if and to the extent the matter is specifically provided or reserved for or taken into account in the Closing Statement;

(b)	if and to the extent the matter is expressly set out in this Agreement or any Transaction Document; or

(c)	if and to the extent the matter appears on the files of the Purchaser at Companies House as the same appeared on the Business Day prior to the date of this Agreement.

Contingent liabilities

7.	If any claim under a Transaction Document is based upon a liability which is contingent only, the Purchaser shall not be liable to make payment unless and until the contingent liability gives rise to an obligation to make a payment. This is without prejudice to the right of the Sellers (acting jointly) to give notice of the Claim in accordance with paragraph 1 and to issue and serve proceedings in respect of it before such time. For the avoidance of doubt, the fact that the liability may not have become an actual liability by the relevant date provided in paragraph 1 shall not exonerate the Purchaser in respect of the Claim properly notified before that date.

No double recovery

8.	A Seller shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one liability, loss, Cost, shortfall, damage or deficiency, regardless of whether more than one claim under a Transaction Document arises in respect of it, and for this purpose recovery by either Seller shall be deemed to be a recovery by both of them.

Sellers’ duty to mitigate

9.	Each of the Sellers shall mitigate (to the extent required by law for breach of contract (which standard shall also apply to any indemnity under this Agreement)) any loss or damage which it or any member of its Group may suffer in consequence of any breach by the Purchaser of the terms of this Agreement or any fact, matter, event or circumstance likely to give rise to a claim under a Transaction Document.

Insured Purchaser Claims

10.	The Purchaser’s liability in respect of any claim under this Agreement shall be reduced by an amount equal to any loss or damage to which the Purchaser Claim related which has actually been recovered under a policy of insurance (after deducting any out-of-pocket costs reasonably incurred in making such recovery including the amount of any excess or deductible) without prejudice to either Seller’s ability to bring a claim under this Agreement, and each Seller shall use reasonable endeavours to make recovery under any such policies of insurance.

Recovery from third party after payment from Purchaser

11.	Where the Purchaser has made a payment to the Sellers (or either of them) in relation to any claim under this Agreement and either Seller or any member of either Seller’s Group recovers (whether by insurance, payment, discount, credit, Relief or otherwise) from a third party a sum which is referable to the matter giving rise to the claim or obtains any Relief, saving or benefit (other than a Relief, saving or benefit which has already been taken into account under Clause 20.7 in computing the amount payable) which is so referable, the relevant Seller or relevant member of the relevant Seller’s Group shall pay to the Purchaser as soon as practicable after receipt:

(a)	an aggregate amount equal to the amount recovered from the third party (net of Taxation and less any reasonable costs of recovery) or the value of the Relief, saving or benefit obtained, calculated by reference to the amount saved (less any reasonable costs of recovery); or

(b)	if the amount referred to in subparagraph (a) exceeds the amount in aggregate paid by the Purchaser to the Sellers or member of the Sellers’ Groups in respect of the relevant claim, such lesser amount as shall have been so paid by the Purchaser.

No liability for legislation or changes in rates of Tax or accounting policy

12.	The Purchaser shall not be liable for any Purchaser Claim if and to the extent it is attributable to, or the amount of such Purchaser Claim is increased as a result of, any: (i) legislation not in force as at Closing; (ii) change of law (or any change in interpretation on the basis of case law), regulation, directive, requirement or administrative practice having the force of law; or (iii) change in the rates of Taxation in force as at Closing; or (iv) change in accounting policy or practice in force as at Closing.

Purchaser to have opportunity to remedy breaches

13.	A breach of this Agreement which is capable of remedy shall not entitle a Seller to a remedy from Purchaser unless the Purchaser is given written notice of the breach by a Seller and the breach is not remedied within 30 days after the date on which notice is served on the Purchaser. If the breach has not been remedied within that 30 day period, then the date on which notice of a Purchaser Claim in respect of that breach shall be deemed to have been given to the Purchaser for the purpose of paragraph 1 above shall be the date on which notice was given under this paragraph 13 provided that the notice satisfied the other requirements of paragraph 1 above when so given.

Schedule 5

Conduct of the Target Companies Pre-Closing

1.	In the Pre-Closing Period, the Sellers shall, except (i) as contemplated under the Transaction Documents (ii) as may be approved by the prior written consent of the Purchaser (not to be unreasonably withheld or delayed and provided that if the Purchaser does not respond to a request for consent within 15 calendar days of receipt it shall be deemed to have consented) and (iii) in respect of any reasonable and commercial action required to be taken by any Target Company pursuant to any contractual obligation in existence prior to the date of this Agreement (including all arrangements in relation to MBNL) (provided that the existence of such obligation has been fairly disclosed to the Purchaser in the Data Room) and in any event to the extent permissible under applicable law or regulation, including competition law, procure that:

(a)	the affairs of the Target Companies are conducted in the ordinary and usual course of business as carried on at the date of this Agreement and in particular, without limitation, that costs and capital expenditure are incurred in the ordinary and usual course of business;

(b)	the Company shall exercise such rights as it has to procure that the affairs of MBNL are conducted in the ordinary and usual course of business as carried on at the date of this Agreement;

(c)	subject to such confidentiality provisions as are agreed under this Agreement, the Purchaser is provided with such information as it reasonably requests to enable it to plan for and take preparatory steps towards integration of the Target Companies into the Purchaser Group;

(d)	no Target Company issues or agrees to issue or allots or grants any option or right to subscribe for any share capital (except to another Target Company);

(e)	there is no material change to the corporate group structure (including in relation to share capital) of the Target Group;

(f)	no Target Company acquires or disposes of any individual material asset involving consideration, expenditure or liabilities in excess of £20 million (exclusive of VAT), save to the extent contemplated in the Business Plan;

(g)	except in accordance with the 2015 budget of the Target Companies and the Business Plan the Company shall not declare, authorise, make or pay any dividend or other distribution (whether in cash, stock or kind) or reduce, purchase or redeem any part of its paid-up share capital if doing so would result in the aggregate of the Cash and the Inter Company Non-Trading Receivables as compared to the aggregate of the Debt and the Inter Company Non-Trading Payables resulting in the DT Holdings Cash Consideration being less than zero;

(h)	no alteration is made or agreed to be made to the memorandum (where relevant) and/or articles of association of any Target Company;

(i)	no Target Company enters into, terminates, suspends or amends any agreement with a member of the Seller’s Group (a Related Party Agreement), which alone or together with related agreements is material save for ordinary course business extensions and renewals (provided not for longer than one year) and ordinary course amendments (with a value impact across related agreements of less than £10,000,000), provided that this paragraph (i) shall not apply to handset contracts;

(j)	except as contemplated in the Business Plan, no Target Company enters into, terminates or makes any material amendment, extension or renewal to any contract (i) having a value or involving or likely to involve expenditure in excess of £20 million in aggregate or £20 million per annum and which would require approval of the board of the Company in accordance with its policies and procedures at the date of this Agreement; or (ii) which cannot be terminated on less than 12 months’ notice; or (iii) which is for a term of 2 years or more, provided that this section (j) shall not apply to (a) purchase orders under those handset contracts in existence at the date of this Agreement; (b) purchase orders for equipment under those network equipment supply agreements in existence at the date of this Agreement; (c) B2B/corporate customer contracts (which, for the avoidance of doubt, does not include any MVNO contracts); (d) any consumer contracts; and (e) any contracts having an annual spend or revenue of less than £10 million;

(k)	no Target Company gives any guarantee, indemnity or other agreement to secure an obligation of a third party which if called would result in a cost to any Target Company of more than £5 million, other than indemnities given in the ordinary course of business (which may include indemnities of up to and including 125% of contract value) and indemnities in relation to the Target Group’s rights to use intellectual property, confidential information and data protection (at any level);

(l)	save in respect of any existing indebtedness at the date of this Agreement, no Target Company borrows or incurs any new indebtedness in the nature of borrowings of £20,000,000 or more (other than borrowings from another Target Company), or makes any loan (other than the granting of trade credit in the ordinary course of business) of £20,000,000 or more to any person (other than another Target Company) save (i) that the Company may drawdown under facilities in existence at the date of this Agreement in order to make any dividend payments in cash that have been declared in accordance with paragraph 1(g) of this Schedule and (ii) this paragraph (l) shall not apply to any renewal of the Target Group’s £3,000,000,000 Euro Medium Term Note Programme or any new borrowings incurred by a Target Company which are repayable at par immediately upon request by that Target Company at any time after Closing;

(m)	no Target Company agrees to repayment of any borrowings in advance of their stated maturity;

(n)	no Target Company agrees to or permits the institution or settlement of any litigation where it is reasonably likely to result in a payment to or by a Target

Company of £5 million or more, except for collection in the ordinary course of trading debts or defence (but not settlement involving a payment of £5 million or more by the relevant Target Company) of any claim against a Target Company;

(o)	each Target Company maintains in full force and effect including by way of renewal upon expiry all insurance policies maintained by or covering each Target Company, and uses reasonable endeavours to continue to arrange the relevant insurance policies in relation to MBNL, consistent with past practice;

(p)	each Target Company notifies to the insurers of the Target Companies all material insurance claims of which the Target Company becomes aware promptly and in accordance with the requirements of the relevant insurance policy and shall use reasonable endeavours to make recovery under the relevant policy prior to Closing and does not do or omit to do anything that might prejudice any such claim;

(q)	unless such alteration, amendment or variation is required by law or relevant accounting requirements, no alteration, amendment or variation is made to the accounting policies of the Target Companies;

(r)	save where (i) required by applicable law or regulation or (ii) disclosed to the Purchaser prior to the date of this Agreement, no Target Company or member of either Seller’s Group, as appropriate, makes changes to the terms and conditions of employment of the Employees (including pension benefit commitments, remuneration, benefits and the payment of any bonuses) or engagement of Contractors (including fees, benefits and the payment of any bonuses), in circumstances which are likely to increase in aggregate the total staff costs of the Target Companies by more than 3.5 per cent. per annum;

(s)	no Target Company shall employ, agree to employ, engage or agree to engage any new persons fully or part time in the Target Companies (i) where the total staff costs of the Target Companies or MBNL, as appropriate, would be increased in aggregate by more than 3.5 per cent. per annum above what is provided in the Business Plan, or (ii) as a Key Manager;

(t)	no Target Company or member of either Seller’s Group, as appropriate, makes any material change (other than those required by law) to or winds up any schemes or arrangements under or in connection with which benefits are payable on death, leaving employment or retirement for or in respect of any of the Employees, nor will any Target Company or member of either Seller’s Group, as appropriate, exercise any power or discretion it or they may have under any such schemes or arrangements where such exercise may affect materially the interests of any of the Employees (or any spouse or dependant of any of them) under the scheme or arrangement;

(u)	no Target Company or member of either Seller’s Group:

(i)	prior to 1 January 2016, enters into any agreement or any correspondence with the trustee of the Pension Scheme in respect of any change to the basis or assumptions to be adopted in relation to the funding arrangements of the Pension Scheme since the latest actuarial valuation of the Pension Scheme as at 31 December 2012, including the terms of any replacement recovery plan; and

(ii)	on or after 1 January 2016, enters into any agreement with the trustee of the Pension Scheme in relation to any change to the basis or assumptions to be adopted in relation to the funding arrangements of the Pension Scheme since the latest actuarial valuation of the Pension Scheme as at 31 December 2012, including the terms of any replacement recovery plan, except where such change is for the purpose of updating the financial position in the Pension Scheme to allow for financial market conditions since the actuarial valuation of the Pension Scheme as at 31 December 2012;

(iii)	on or after 1 January 2016, enters into any correspondence with the trustee of the Pension Scheme in respect of any change to the basis or assumptions to be adopted in relation to the funding arrangements of the Pension Scheme since the latest actuarial valuation of the Pension Scheme as at 31 December 2012, including the terms of any replacement recovery plan, except where:

(A)	prior to sending any such correspondence to the trustee, the relevant Target Company and/or member of the Sellers’ Group has provided a copy of the proposed correspondence to the Purchasers at least 10 Business Days prior to sending it to the trustee and has considered in good faith any representations regarding the content of that correspondence made by the Purchaser to the relevant Target Company and/or member of the Sellers’ Group (within that 10 Business Day period); and

(B)	the relevant Target Company and/or member of the Sellers’ Group has provided to the Purchaser a copy of any such correspondence received from the trustee within 10 Business Days of receipt;

(iv)	at any time before Closing, enters into any agreement with the trustee of the Pension Scheme in relation to any change to the investment strategy of the Pension Scheme in respect of which trustee of the Pension Scheme has consulted the principal employer of the Pension Scheme (noting that, for the avoidance of doubt, the Purchaser acknowledges that the trustee may change the investment strategy of the Pension Scheme without the agreement of the principal employer and if the trustee does so, this will not cause the Sellers to be in breach of this paragraph);

(v)	at any time before Closing, enters into any correspondence with the trustee of the Pension Scheme which sets out a proposal, confirms agreement to a proposal or indicates any commitment in relation to any change to the investment strategy of the Pension Scheme except where:

(A)	prior to sending any such correspondence to the trustee, the relevant Target Company and/or member of the Sellers’ Group has provided a copy of the proposed correspondence to the Purchasers at least 10 Business Days prior to sending it to the trustee and has considered in good faith any representations regarding the content of that correspondence made by the Purchaser to the relevant Target Company and/or member of the Sellers’ Group (within that 10 Business Day period); and

(B)	the relevant Target Company and/or member of the Sellers’ Group has provided to the Purchaser a copy of any such correspondence received from the trustee within 10 Business Days of receipt;

(v)	other than as required by law, no Target Company shall enter into any (or modify any subsisting) agreement with any trade union or any agreement that relates to any works council or similar body representing Employees;

(w)	except as disclosed in the Disclosure Letter, no Target Company or member of either Seller’s Group, as appropriate, shall grant or enter into any legally binding obligation or commitment to grant any awards or options or any other under any share incentive, share option, profit sharing, bonus or incentive arrangements to any directors of any Target Company or any Employees;

(x)	no Surrender is made by, to or in respect of the Company;

(y)	no Target Company undertakes any major change in the nature or conduct of its trade (within the meaning of section 673 CTA 2010);

(z)	no Target Company nor any member of either Seller’s Group takes any voluntary action (other than any action which (i) is required by law or any Tax Authority; or (ii) is in the ordinary course of business of the Target Companies as carried on at the date of this Agreement (which shall include any Tax policy or any practice in relation to the filing or agreement or potential agreement of any Tax return, computation or related document which is consistent with past or good practice)) which at the time such action is taken could reasonably have been expected to result in the inability of any Carried Forward Loss to be utilised by a Target Company;

(aa)	no Target Company creates any Third Party Right over the Shares or the shares or assets of any Target Company other than a Permitted Encumbrance;

(bb)	no Target Company shall sell, license, otherwise dispose of, terminate its right to use, fail to renew or fail to take any action to defend or preserve any material Intellectual Property Right that is owned or used by the relevant Target Company;

(cc)	each Target Company shall, consistent with past practice, continue to prosecute any applications for and defend oppositions against applications for any material Registered Owned IP and pay any and all applicable registration and renewal fees that fall due in respect of any Registered Owned IP;

(dd)	no Target Company shall acquire or lease any single new freehold or leasehold property with a value of more than £5,000,000 or an aggregate annual rent over the term in excess of £5,000,000 or enter into any arrangement agreeing to do the same, agree to any surrender or exercise any landlord break in respect of any sublease of the Material Properties or (unless provisioned for in the Statutory Accounts) agree or settle any sum due in respect of a dilapidations liability relating to the Material Properties in a manner which would have a material adverse effect on the business of the Target Group;

(ee)	save as contemplated in the Business Plan, no Target Company shall purchase, lease or otherwise acquire any wireless spectrum (other than point-to-point microwave spectrum); and

(ff)	save as contemplated in the Business Plan, no Target Company shall make a fundamental change to any material elements of the network technologies or principal billing systems of the Target Group (excluding system upgrades, equipment replacement and similar matters), in each case within the same fundamental framework of network technologies and billing systems.

Assistance with Purchaser’s debt financing arrangements

2.	The Sellers shall procure that, to the extent permissible under applicable law and regulation, including competition law, each Target Company shall (on a non-reliance and no liability basis) use its reasonable endeavours to cooperate with the Purchaser to assist the Purchaser to secure its financing arrangements for the acquisition of the Shares.

Integration planning

3.	Promptly after the date of this Agreement, and subject to compliance with applicable law and regulation, the Sellers and the Purchaser shall establish, and the Sellers shall cause the Company to designate the appropriate employees (including for each of the Sellers, the Purchaser and the Company, a lead separation representative) to participate with employees (being Clean Team Members) of the Purchaser in, a joint working group to prepare for the integration of the Target Group after Closing. The Sellers shall procure that their relevant employees and those relevant employees of the Target Group, and the Purchaser shall procure that its relevant employees, attend such meetings of the working group (and the sub-groups described below) as are reasonably required from time to time and in any event no less frequently than on a monthly basis. As soon as practicable after the date of this Agreement, the Purchaser and the Sellers agree to jointly produce (in conjunction with their internal and external competition lawyers), a set of integration committee competition guidelines, which shall be shared with each relevant individual and updated from time to time to reflect the evolving nature of the integration committee work. The Purchaser and the Sellers shall (and the Sellers shall procure that the Target Group shall) apply such guidelines during the period prior to Closing.

4.	The Sellers and the Purchaser agree that the working group and the sub-groups described below are collaborative and structured and, to the extent permitted by applicable law and regulation, shall seek to achieve the following:

(a)	establish working sub-groups for each key function of the business;

(b)	commence planning to ensure operational integrity immediately following Closing;

(c)	develop a high level integration plan; and

(d)	agree the terms of the Transitional Services Agreement, including the periods after Closing during which certain of the Current Services will be provided.

5.	Nothing in paragraphs 1(c), 3 or 4 above shall require any employee of the Seller or the Target Group to take any actions or commit such time as could interfere with the ordinary course running of the respective businesses of the Sellers and the Target Companies.

Management Reports

6.	The Sellers shall procure that the Company prepares and delivers to the Purchaser the Management Reports as soon as they become available, and in any event, not later than 15 days after the end of each month.

Inter Company Non-Trading Payables and Receivables

7.	Each Seller shall procure that as at Closing there are no Inter Company Non-Trading Payables and no Inter Company Non-Trading Receivables outstanding to or from (as the case may be) a member of its Group. Without prejudice to the foregoing, each of the Sellers undertakes to pay on demand to the Purchaser a sum equal to all Costs incurred, sustained or payable by any member of the Target Group or the Purchaser in respect of the Seller’s breach of this paragraph 7.

Purchaser Contact

8.	The Purchaser shall notify the Sellers, on the date of this Agreement or promptly thereafter, of the details of the relevant director or employee of the Purchaser designated to be the contact person between the date of this Agreement and Closing (or any replacement person from time to time) in connection with any matters which require the consent of the Purchaser pursuant to this Schedule 5. Any consent request and any delivery of information in connection therewith shall be undertaken in accordance with the Competition Guidelines.

Exceptions

9.	Nothing in this schedule shall prevent the Sellers and/or the relevant Target Companies from:

(i)	terminating the joint venture arrangements between the Sellers in respect of the creation of the Target Group;

(ii)	settling the dispute (the T-Systems Dispute) between Target Companies and T-Systems in relation to a master services agreement on 18 March 2011 (as amended from time to time) (the T System Contract) where the settlement shall result in arrangements substantially in line with the following:

(A)	T-Systems (rather than a third party) continues to be the contracting party providing a similar scope of services to the Target Companies (covering baseline volumes and growth volumes agreed under change of control notes already executed as at the date of this Agreement), the term of those contractual arrangements to remain unchanged;

(B)	the fee payable by the Target Companies (in aggregate) for the remaining term of the T System Contract are in line with spend anticipated in the Target Group’s business plan (save that it is acknowledged that the relevant parties are to use reasonable endeavours to reach agreement on how to achieve certain cost savings in respect of the T System Contract which may, if no such agreement is reached, result in certain limited additional costs for the Target Group);

(C)	a payment to T-Systems of approximately £54m; and

(D)	full and final settlement of all outstanding invoices and matters disputed as at the time of settlement and dismissal of all applicable court proceedings;

(iii)	conducting and settling any action, claim, proceeding or investigation in relation to the administration of Phones4U;

(iv)	agreeing, effecting and/or negotiating certain other projects agreed between the Sellers and the Purchaser on or about the date of this Agreement; and

(v)	participating in Ofcom’s auction of spectrum in the 2.3GHz and 3.4GHZ bands, provided always that where any Target Company wishes to participate in such spectrum auction, subject to applicable laws, it shall notify the Purchaser as soon as reasonably practicable in advance and shall consult with the Purchaser with regard to that Target Company’s participation in such auction, having regard to the satisfaction of the Conditions in Clauses 3.1(d) and 3.1(e).

Schedule 6

Closing Arrangements

Part A Sellers’ Obligations

1.	At or before Closing, each of the Sellers shall deliver or ensure that there are delivered to the Purchaser (or made available to the Purchaser’s satisfaction):

(a)	duly executed transfers in respect of the Shares to the Purchaser and share certificates for the Shares;

(b)	in respect of each Target Company, the certificate of incorporation, common seal (if it exists), share register or ledger and share certificate book (with any unissued share certificates) and all minute books and other statutory books or such equivalent items in the relevant jurisdiction as are kept by the relevant Target Company or which the law of the jurisdiction of incorporation of the Target Company requires it to keep;

(c)	an original of the Orange Holdings Standstill and Lock-Up Agreement duly executed by Orange Holdings;

(d)	an original of the Relationship Agreement duly executed by DT Holdings;

(e)	if the MBNL Guarantee has not been released on or prior to Closing in accordance with Clause 15.3, the MBNL Back-to-Back Guarantee duly executed by Deutsche Telekom AG;

(f)	an original of the DT Director Appointment Letter duly executed by the new director, if applicable;

(g)	an original of the Transitional Services Agreement duly executed by each Seller and any relevant member of each Seller’s Group;

(h)	a letter of resignation in the Agreed Form duly executed by such directors as the Purchaser may notify to the Sellers not less than 1 week prior to Closing in respect of their directorships of the Target Companies;

(i)	a letter of resignation in the Agreed Form duly executed by such company secretaries as the Purchaser may notify to the Sellers not less than 1 week prior to Closing in respect of their position as company secretary of the Target Companies;

(j)	a copy (certified by a duly appointed officer as true and correct) of a resolution of the boards and/or supervisory boards (to the extent necessary to provide valid authorisation) of directors of each of the Sellers (or, if required by the law of its jurisdiction or its articles of association, by-laws or equivalent constitutional documents, of its shareholders) authorising the execution of and the performance by the relevant company of its obligations under this Agreement and each of the Transaction Documents to be executed by it;

(k)	a certificate of an officer of each of the Sellers to the effect that no EE Material Adverse Change has occurred; and

(l)	the confirmation referred to in Clause 6.9.

2.	The Sellers shall terminate the Joint Venture Agreement conditional upon and with effect from Closing, and hereby undertake to the Purchaser that such termination shall result in no liabilities for the Target Group or the Purchaser.

3.	Each of the Sellers shall procure that resolutions of the boards and/or supervisory board (as necessary to provide valid authorisation) of directors of each relevant Target Company (or if required by the law of its jurisdiction or its articles of association, by-laws or other constitutional documents, of its shareholders) are passed by which the following business is transacted:

(a)	if appropriate, the registration is approved (subject to such legal or other requirements as are necessary for such registrations to be effected being satisfied) of the transfers in respect of the Shares are approved; and

(b)	if appropriate, the resignations referred to in each of paragraphs 1(h) and (i) of this Part A are accepted and such persons as the Purchaser may respectively notify to the Sellers prior to Closing are appointed as directors and company secretaries of the Target Companies.

Part B Purchaser’s Obligations

1.	At Closing, the Purchaser shall:

(a)	deliver (or make available to the Sellers’ satisfaction) a copy of a resolution (certified by a duly appointed officer as true and correct) of the board (as necessary to provide valid authorisation) of directors of the Purchaser authorising the execution of and the performance by the relevant company of its obligations under this Agreement and each of the Transaction Documents to be executed by it, the issue and allotment of the Consideration Shares, the issue of share certificates relating thereto or the holding of the Consideration Shares via CREST (as applicable) and the applications made to the UK Listing Authority for the Consideration Shares to be admitted to the Official List and to the London Stock Exchange for the Consideration Shares to be admitted to trading on the London Stock Exchange’s market for listed securities;

(b)	deliver (or make available to the Sellers’ satisfaction):

(i)	an original of the Orange Holdings Standstill and Lock-Up Agreement duly executed by the Purchaser;

(ii)	an original of the Relationship Agreement duly executed by the Purchaser;

(iii)	if the MBNL Guarantee has not been released on or prior to Closing in accordance with Clause 15.3, the MBNL Back-to-Back Guarantee duly executed by the Purchaser;

(iv)	an original of the DT Director Appointment Letter duly executed by the Purchaser, if applicable; and

(v)	an original of the Transitional Services Agreement duly executed by the Purchaser;

(c)	pay to the Sellers the Initial Price in accordance with Clause 2.3 and Clause 19 by transfer of funds for same day value;

(d)	deliver to each of the Sellers a letter in a form reasonably satisfactory to the Sellers confirming that the issuance of the Consideration Shares has become effective on the terms of this Agreement in full satisfaction of the Purchaser’s obligations to the Sellers under this Agreement, and attaching evidence that each Seller (or any member of that Seller’s Group or nominee notified by the relevant Seller to the Purchaser 5 Business Days prior to Closing) have been entered into the Purchaser’s register of members in respect of the same, such letter to be signed by the Purchaser’s company secretary or one of its directors;

(e)	deliver to each of the Sellers evidence (in a form satisfactory to the Sellers) that the UK Listing Authority has approved the admission of the Consideration Shares to the Official List and that the London Stock Exchange has approved the admission of the Consideration Shares to trading on the London Stock Exchange’s market for listed securities and that in each case such admission has become effective;

(f)	deliver to DT Holdings the share certificates relating to the DT Holdings Consideration Shares or transferring the DT Holdings Consideration Shares to such CREST account notified by DT Holdings to the Purchaser in advance;

(g)	deliver to Orange Holdings the share certificates relating to the Orange Holdings Consideration Shares or transferring the Orange Holdings Consideration Shares to such CREST account notified by Orange Holdings to the Purchaser in advance;

(h)	a certificate of an officer of the Purchaser to the effect that no BT Material Adverse Change has occurred; and

(i)	deliver to each of the Sellers the confirmation referred to in Clause 7.4.

Part C General

1.	All documents and items delivered at Closing shall be held by the recipient to the order of the person delivering them until such time as Closing shall take place.

Schedule 7

Tax

Part A Definitions and Interpretation for the purposes of Part B (Tax Warranties)

[Intentionally left blank]

Part B Tax Warranties

1.	General/Compliance

Returns etc.

1.1	Each Target Company has within the past four years duly, and within any appropriate time limits, made all returns, given all notices and supplied all other information required to be supplied to all relevant Tax Authorities and has maintained all records required to be maintained for Tax purposes; all such information was and remains complete and accurate in all material respects and all such returns and notices were and, so far as the Seller is aware, remain complete and accurate in all material respects and were made on the proper basis and do not reveal any transactions which may be the subject of any dispute with, or any enquiry raised, by any Tax Authority.

Disputes, investigations

1.2	No Target Company is involved in any current dispute with any Tax Authority or is or has in the last four years been the subject of any investigation, enquiry, audit or non-routine visit by any Tax Authority. So far as the Seller is aware in relation to each Target Company there is no planned investigation, enquiry, audit or non-routine visit by any Tax Authority and there are no facts which might cause such an investigation, enquiry, audit or non-routine visit to be instituted.

Penalties, interest, security

1.3	Within the past four years, no Target Company nor any director or officer of any Target Company (in his capacity as such) has paid or become liable to pay, and so far as the Seller is aware there are no circumstances by reason of which it or they may become liable to pay to any Tax Authority, any penalty, fine, surcharge or interest in respect of Tax (including in respect of any failure to make any return, give any notice or supply any information to any relevant Tax Authority, or any failure to keep or preserve any records or to pay Tax on the due date for payment), or has been criminally convicted of any offence related to Tax. No Target Company has within the past four years been required to provide any security in respect of any amount of Tax and no asset of a Target Company is subject to any charge or power of sale in favour of any Tax Authority.

Rulings etc.

1.4

No transaction undertaken in the past four years in respect of which any consent, ruling, confirmation or clearance (each a Ruling) was required or sought from any Tax Authority has been entered into or carried out by any Target Company without such Ruling having first been properly obtained and all information supplied to any Tax Authority in connection with any such Ruling fully and accurately disclosed all facts and circumstances material to the giving of such Ruling. Any transaction for which such Ruling was obtained has been carried out only in accordance with the terms of such Ruling and the application on which the Ruling was based and at a time when such Ruling was valid and effective. So far as the Seller is aware, no facts or circumstances have arisen since any such Ruling was obtained which would cause the Ruling to become invalid or ineffective.

DOTAS and GAAR

1.5	No Target Company:

(a)	has been required to provide HMRC with any information pursuant to Part 7 of the Finance Act 2004 (as amended) or any regulations made thereunder; or

(b)	has, so far as the Seller is aware, done anything which would reasonably be expected to result in an adjustment being made to counteract a tax advantage pursuant to Part 5 of the Finance Act 2013 (GAAR) or under the “Halifax” principle (Halifax plc v Customs & Excise Commissioners [2006] STC 919).

Special arrangements

1.6	No Tax Authority has operated or agreed to operate any special arrangement (being an arrangement which is not based on relevant legislation or any published practice) in relation to any Target Company’s affairs.

Deemed disposals etc. of assets and liabilities

1.7	The implementation of the transactions contemplated by this Agreement will not give rise to any deemed disposal or realisation by any Target Company of any asset or liability for any Tax purpose.

Withholdings

1.8	Each Target Company has made all deductions and retentions of or on account of Tax as it was or is obliged in the past four years to make and all such payments of or on account of Tax as should have been made to any Tax Authority in respect of such deductions or retentions.

2.	Employees/Pensions

P.A.Y.E./National Insurance

2.1	All National Insurance contributions and sums payable to HMRC under the P.A.Y.E. system and any amounts of a corresponding nature (including any social security, social fund or similar contributions) payable in the past four years to any Tax Authority by any Target Company have been paid and each Target Company has made all such deductions and retentions as should have been made under applicable laws and regulations in respect thereof.

3.	Chargeable gains

3.1	No material asset of any Target Company has any “held-over gain” as referred to in section 154 of the Taxation of Chargeable Gains Act 1992 to which section 154(2) of the Taxation of Chargeable Gains Act 1992 applies. No Target Company holds any material asset (other than shares in another Target Company) in respect of which any of sections 116, 135 or 136 of the Taxation of Chargeable Gains Act 1992 applied (including for the avoidance of doubt where any of those sections was treated as having or was deemed to have applied by virtue of any other statutory provision) in relation to the acquisition of such asset by it or any other Target Company.

4.	Losses and Reliefs

Surrenders

4.1	The Disclosure Letter gives full details of any Surrender by or to each Target Company (excluding any Surrender by a Target Company to another Target Company), including any receipt or payment (or any entitlement to receive or obligation to make a payment) in respect thereof.

Losses

4.2	Since 31 December 2013, (a) no Target Company has undertaken any major change in the nature or conduct of its trade (within the meaning of section 673 CTA 2010) and (b) no Target Company nor any member of either Seller’s Group has taken any voluntary action (other than any action which (i) is required by law or any Tax Authority; or (ii) is in the ordinary course of business of the Target Companies as carried on at the date of this Agreement (which shall include any Tax policy or any practice in relation to the filing or agreement or potential agreement of any Tax return, computation or related document which is consistent with past or good practice)) which at the time such action was taken could reasonably have been expected to result in the inability of any Carried Forward Loss to be utilised by a Target Company.

5.	Company Residence/permanent establishment

5.1	Each Target Company is and has at all times been resident in its country of incorporation for Tax purposes and is not and has not at any time been treated as resident in any other jurisdiction for any Tax purpose (including any double taxation arrangement). No Target Company is subject to Tax in any jurisdiction other than its place of incorporation by virtue of having a permanent establishment or other place of business in that jurisdiction.

6.	Transfer Pricing

6.1	Within the past four years, all transactions between any Target Companies, or between any Target Company and any current or past member of the Seller’s Tax Group, have been and are on fully arm’s length terms or, where the parties to the arrangements were resident for Tax purposes in the UK, appropriate corresponding adjustments were made. So far as the Seller is aware, there are no circumstances which are reasonably expected to cause any Tax Authority to make any material adjustment for Tax purposes, or require any such material adjustment to be made, to the terms on which any such transaction is treated as taking place, and within the past four years no such adjustment has been made, threatened or attempted in fact.

7.	Value Added Tax

Interpretation

7.1	For the purposes of this paragraph 7 the expression VAT legislation shall include the Value Added Tax Act 1994 and all other enactments in relation to value added tax and all notices, provisions and conditions made or issued thereunder including the terms of any agreement reached with HMRC or any concession referred to in the Disclosure Letter. This paragraph 7 shall apply, with appropriate modifications, to any VAT, equivalent sales or turnover tax in any jurisdiction other than the UK to which any Target Company is subject.

Compliance

7.2	Each Target Company:

(a)	is registered for the purposes of VAT, has been so registered at all times that it has been required to be registered by VAT legislation, and such registration is not subject to any conditions imposed by or agreed with HMRC;

(b)	has in the past four years complied fully with and observed in all material respects the terms of VAT legislation;

(c)	has in the past four years maintained and obtained at all times complete, correct and up to date records, invoices and other documents (as the case may be) appropriate or requisite for the purposes of VAT legislation and has preserved such records, invoices and other documents in such form and for such periods as are required by VAT legislation;

(d)	is not required to make payments on account of VAT for which it may become liable in a prescribed Accounting Period pursuant to the Value Added Tax (Payments on Account) Order 1993; and

(e)	is not and has not in the past four years been subject under VAT legislation to any penalty liability notice, written warning of failure to comply, surcharge liability notice or requirement to give security as a condition of making taxable supplies.

VAT Groups

7.3	No Target Company is or has in the past four years been treated as a member of a VAT Group with a company that is not a Target Company or has applied for such treatment. The Disclosure Letter lists those Target Companies which are or have in the past four years been members of any VAT Group of which a Target Company is the representative member.

Disclosure

7.4	In relation to each Target Company, it has not been and will not be required to notify, or provide any information to, HMRC in relation to any scheme pursuant to Schedule 11A Value Added Tax Act 1994 or any regulations made thereunder (and for the purposes of this paragraph, “scheme” shall be construed in accordance with Schedule 11A Value Added Tax Act 1994).

Capital Items

7.5	In respect of each of the assets of each Target Company (if any) which is a capital item for the purpose of Part XV of the Value Added Tax Regulations 1995 (“Part XV”), no adjustments have been required to be made in accordance with Part XV.

Duties etc.

7.6	Within the past four years, all VAT, import duty and other taxes or charges payable by any Target Company upon the supply, acquisition, use or importation of goods or services, and all excise or customs duties payable in respect of any assets (including trading stock) imported or owned by any Target Company, have been paid in full.

8.	Stamp Taxes

General

8.1	All documents in the possession or under the control of each Target Company or to the production of which any Target Company is entitled which establish or are necessary to establish the title of any Target Company to any asset, or by virtue of which any Target Company has any right, have been duly stamped and any applicable stamp duties or charges in respect of such documents have been duly accounted for and paid, and no such documents which are outside the United Kingdom would attract stamp duty if they were brought into the United Kingdom.

9.	Patent box

9.1	No election under section 357A CTA 2010 has been made by or in respect of any Target Company.

Part C: Tax Covenant

1.	COVENANT TO PAY

1.1 Each Seller hereby covenants severally with the Purchaser to pay to the Purchaser an amount equal to 50% of:

(a)	any Actual Tax Liability arising in respect of, by reference to or in consequence of:

(i)	any income, profits or gains earned, accrued or received on or before Closing;

(ii)	any Event which occurs or occurred on or before Closing;

(b)	any Deemed Tax Liability; and

(c)	any reasonable costs and expenses properly incurred by the Purchaser or any of the Target Companies in connection with a successful claim under this paragraph 1.1, or in connection with the subject matter of any such successful claim.

1.2 Each Seller hereby covenants with the Purchaser to pay to the Purchaser an amount equal to any liability of a Target Company to:

(a)	make to any member of that Seller’s Tax Group any Payment for Consortium Relief; or

(b)	repay to any member of that Seller’s Tax Group the whole or any part of any Payment for Consortium Relief previously received,

in each case pursuant to any agreement or arrangement effective prior to Closing.

2.	EXCLUSIONS

2.1 The covenants contained in paragraph1.1 shall not cover any Tax Liability to the extent that:

(a)	amounts in respect of that Tax Liability have been taken into account in calculating, or is reflected in the calculation of, a Closing Statement Adjustment Amount;

(b)	the Tax Liability was paid or discharged before Closing and such payment or discharge was taken into account in calculating, or is reflected in the calculation of, a Closing Statement Adjustment Amount (including where Cash is less than it would have been in the absence of the payment or discharge);

(c)	the Tax Liability arises or is increased as a result of any increase in rates of Tax, an imposition of Tax or any other change in law or published practice or published interpretation of a Tax Authority which is announced and comes into force after Closing;

(d)	the Tax Liability would not have arisen but for a voluntary transaction, action or omission carried out or effected by a member of the Purchaser’s Group or a Target Company at any time after Closing, except that this exclusion shall not apply where any such transaction, action or omission:

(i)	is carried out or effected pursuant to a legally binding commitment created on or before Closing;

(ii)	is carried out at the written direction of either Seller;

(iii)	is carried out or effected in the ordinary course of business as carried on at Closing;

(iv)	without prejudice to paragraphs (i) to (iii) above, is carried out by any member of the Purchaser’s Group or a Target Company in circumstances where the Purchaser did not know and could not reasonably be expected to know that it would or might give rise to the Tax Liability in question;

(e)	the Tax Liability comprises interest or penalties arising by virtue of an underpayment of Tax prior to Closing, insofar as such underpayment would not have been an underpayment but for a bona fide estimate made prior to Closing of the amount of income, profits or gains to be earned, accrued or received after Closing proving to be incorrect;

(f)	the Tax Liability arises as a result of a change after Closing in the length of any Accounting Period of any Target Company, or (other than a change which is necessary in order to comply with the law or generally accepted accounting principles applicable to that Target Company at Closing) a change after Closing in any accounting policy or Tax reporting practice of any Target Company;

(g)	any Relief (other than a Purchaser’s Relief) is available (or would have been available but for its having been used to reduce or eliminate an Actual Tax Liability for which the Sellers would not have been liable under paragraph 1.1), or is for no consideration made available by either Seller, to any of the Target Companies to set against or otherwise reduce or eliminate the Tax Liability (and so that for this purpose any Relief arising in respect of an Accounting Period falling partly before and partly after Closing shall be apportioned on a time basis);

(h)	the Tax Liability is a liability to Tax comprising interest, penalties, charges or costs insofar as attributable to the unreasonable delay or default of any member of the Purchaser’s Group or any Target Company after Closing;

(i)	the Tax Liability is a liability to Tax on an amount of income, profits or gains which was actually earned, accrued or received by a Target Company on or prior to Closing (the value or benefit of which has not been distributed or otherwise transferred to or for the benefit of either of the Sellers or any member of a Seller’s Group) but which was not taken into account in calculating, or reflected in the calculation of, a Closing Statement Adjustment Amount;

(j)	a member of the Purchaser’s Group or a Target Company has received from any third party (other than any member of the Purchaser’s Group or any Target Company) a payment in respect of the Tax Liability (less the amount of any reasonable costs and expenses in obtaining such recovery, and net of any Tax payable on the amount recovered or that would have been payable but for the use or set off of any Purchaser’s Relief);

(k)	the Tax Liability would not have arisen but for a failure by the Purchaser to comply with its obligations under paragraph 3 or paragraph 9;

(l)	the Tax Liability would not have arisen but for:

(i)	a claim, election, surrender or disclaimer made, or notice or consent given, or another thing done, after Closing by a Target Company (other than one the making, giving or doing of which was assumed in calculating, or reflected in the calculation of, a Closing Statement Adjustment Amount or was carried out at the written direction of either Seller or otherwise pursuant to the Sellers’ rights under this Part C of this Schedule) under, or in connection with, a provision of an enactment or regulation relating to Tax; or

(ii)	a Target Company’s failure or omission to make a claim, election, surrender or disclaimer, or give a notice, or consent or do another thing, under, or in connection with, a provision of an enactment or regulation relating to Tax after Closing, the making, giving or doing of which was assumed in calculating, or reflected in the calculation of, a Closing Statement Adjustment Amount;

(m)	the Tax Liability would not have arisen but for any Target Company ceasing to carry on any trade or business or effecting a major change in the nature or conduct of its trade or business in each case after Closing; or

(n)	the Tax Liability is an Actual Tax Liability on income, profits or gains earned, accrued or received by a Target Company in the ordinary course of its business or which have been reported, or otherwise been reflected, in any Tax Return or amended Tax Return on or before Closing and which in either case would not have arisen but for the failure of a Target Company to take after Closing any action to use any available Carried Forward Loss or any available Relief the use or set off of which falls to be dealt with in paragraph (c) of the definition of Deemed Tax Liability, to set against or otherwise reduce or eliminate that Actual Tax Liability.

2.2 The covenants contained in paragraph1.2 shall not cover any liability to the extent that:

(a)	amounts in respect of that liability have been taken into account in calculating, or have been reflected in the calculation of, a Closing Statement Adjustment Amount; or

(b)	the liability was paid or discharged before Closing and such payment or discharge was taken into account in calculating, or is reflected in the calculation of, a Closing Statement Adjustment Amount (including where Cash is less than it would have been in the absence of the payment or discharge).

2.3 Without prejudice to paragraph 1.1(b), the Sellers shall have no liability to the Purchaser under paragraph 1 of this Part C or under Part B of this Schedule (other than under paragraph 4 of Part B of this Schedule) in respect of any loss of a Relief except to the extent giving rise to an Actual Tax Liability to which paragraph 1.1(a) applies.

2.4 The provisions of paragraphs 2.1 and 2.2 shall also operate to limit or reduce the liability of a Seller in respect of claims under the Tax Warranties, and the provisions of paragraph 2.3 shall also operate to limit or reduce the liability of a Seller in respect of claims under the Tax Warranties (other than claims under the Tax Warranties in paragraph 4 of Part B of this Schedule).

2.5 The provisions of Schedule 2 (Limitations on Sellers’ Liability) shall, to the extent provided for in that Schedule, also apply to limit or reduce the liability of a Seller under this Part C.

2.6 For the avoidance of doubt, the Sellers shall have no liability to the Purchaser under paragraph 1.1(b) in relation to the use or set off of any Relief the use or set off of which falls to be dealt with in paragraph (c) of the definition of Deemed Tax Liability to the extent attributable to the disallowance of a Tax deduction for any management fee payable by the Company to any member of a Seller’s Group to the extent that such disallowance has been reflected in the calculation of the deferred tax assets or liabilities in the Company’s audited accounts for any Accounting Period ended on or before 31 December 2013 or would be so reflected in the calculation of the Company’s deferred tax assets or liabilities for any subsequent Accounting Period or part period ending on or before Closing, if a similar policy were adopted as was adopted for such prior periods.

3.	NOTIFICATION OF CLAIMS AND CONDUCT OF DISPUTES

3.1 If the Purchaser becomes aware of any Tax Demand then the Purchaser shall promptly give notice of that Tax Demand to the Sellers (or shall procure that such notice is given). If a Seller receives any written notification or communication directly from a Tax Authority indicating the existence of any Tax Demand without having received notification under this paragraph 3.1, it shall promptly give notice of the same to the Purchaser and the other Seller, and the Purchaser’s obligations to give notice of the Tax Demand under this paragraph 3.1 shall be deemed to be satisfied.

3.2 The Purchaser shall keep each Seller fully informed of any developments in relation to the matter which is the subject of the Tax Demand (the Disputed Matter) and shall promptly provide each Seller with copies of all correspondence and documentation relating to the Disputed Matter. The Purchaser shall not (and shall procure that each Target Company shall not) settle or compromise any Disputed Matter without the joint prior written approval of the Sellers (such approval not to be unreasonably withheld or delayed). The Purchaser shall, subject to paragraphs 3.3 and 3.4, take (or shall procure that the relevant Target Company shall take) such action as the Sellers acting jointly reasonably request to dispute, resist, appeal, compromise or defend any Disputed Matter and any adjudication in respect thereof.

3.3 Subject to paragraph 3.5, the Purchaser shall not be required to take any action pursuant to paragraph 3.2:

(a)	unless the Purchaser and the Target Company concerned is each promptly and fully indemnified and secured by the Sellers against all losses, costs, damages and expenses that are or may be thereby incurred (each Seller being liable to indemnify and secure the Purchaser for 50% of the amount of the aforementioned losses, costs, damages and expenses); or

(b)	if, in the Purchaser’s reasonable opinion, the action either (i) is likely to have an adverse effect on the future liability to Tax of a Target Company or any other member of the Purchaser’s Group which adverse effect is material in the context of the Purchaser’s Group taken as a whole (including for these purposes the Target Companies) (unless and until the indemnity referred to in paragraph 3.3(a) above is extended to include and cover fully any such additional future liability to Tax) provided that the loss or deferral of any Relief (other than a Purchaser’s Relief) shall not be deemed to have such an effect or (ii) would be prejudicial to the business of a

Target Company or any other member of the Purchaser’s Group where such prejudice is material in the context of the Purchaser’s Group taken as a whole (including for these purposes the Target Companies) (provided that the Purchaser shall not be entitled to invoke its right not to take any action requested by the Sellers on the basis of (ii) unless it shall first have discussed in good faith its concerns with the Sellers and taken any steps reasonably requested by the Sellers (acting jointly) to reduce the likelihood of the requested action having such prejudicial effect, which may, subject to such steps being reasonable in all the circumstances, include allowing the Sellers jointly to pursue a dispute in their own names and/or making it clear publicly that the dispute is being pursued at the request of the Sellers); or

(c)	in the case of any action which relates to any actual or proposed tax litigation unless (if reasonably requested by the Purchaser) an Independent Tax Adviser, after disclosure of all relevant information and documents to such Independent Tax Adviser and provided that the Purchaser’s reasonable comments are taken into account in any instructions given to such Independent Tax Adviser and that the Purchaser has been given the opportunity to attend any consultation (including any consultation that takes place by telephone) with such Independent Tax Adviser, advises that it is reasonable to take the action requested by the Sellers (acting jointly).

3.4 If the Sellers do not jointly request the Purchaser to take any appropriate action within twenty (20) Business Days of notice of the relevant Tax Demand having been given or deemed to have been given to the Sellers pursuant to paragraph 3.1 or other request by the Purchaser for direction as to how to conduct the Disputed Matter in accordance with paragraph 3.2 (or, where the Sellers have been notified of a shorter applicable time limit for responding to the relevant Tax Authority, by two (2) Business Days prior to the expiry of that time limit), or no action is required to be taken by virtue of any of the provisions of paragraph 3.3, the Purchaser shall be free to satisfy or settle (or to allow the Target Company concerned to satisfy or settle) the relevant Disputed Matter on such terms as it may, acting reasonably, think fit, which shall not include taking any step which they would not have taken in the absence of the provisions of this Schedule.

3.5 Paragraphs 3.3(b) and (c) shall not apply so as to prevent a Seller claiming any Relief (a Corresponding Adjustment Claim) to which it may be entitled as a result of any transfer pricing adjustment imposed (or sought to be imposed) by a Tax Authority on a Target Company (including under the provisions of section 174 of the Taxation (International and Other Provisions) Act 2010 or any competent authority or mutual agreement procedure available under the terms of any applicable double tax treaty) and the action which the Sellers may request under paragraph 3.2 may include requesting the Purchaser’s procuring that the Target Companies take such action as is reasonably necessary in relation to the Corresponding Adjustment Claim.

3.6 The Purchaser shall, and shall ensure that each member of the Purchaser’s Group and each Target Company shall, provide to the Sellers and their advisers such access to premises and personnel and to relevant assets, documents and records within the power or control of a member of the Purchaser’s Group or a Target Company as they may reasonably require for the purpose of investigating the Disputed Matter and enabling the Sellers to exercise their rights under this paragraph 3, provided that the Sellers shall reimburse to the Purchaser, each relevant member of the Purchaser’s Group and each relevant Target Company all reasonable cost and expenses properly incurred in connection with doing so.

4.	DUE DATE OF PAYMENT AND INTEREST

4.1 Where a claim under this Part of this Schedule relates to a liability of a Target Company to make or suffer an actual payment or increased payment of Tax or an amount on account of or in respect of Tax (a Tax Amount), each Seller shall pay to the Purchaser the amount for which that Seller is liable under this Part of this Schedule in respect of the Tax Amount on or before the date which is the later of the date ten (10) Business Days after demand is made therefor under this Part of this Schedule (such demand to include full details of the claim and the amount thereof) and the fifth Business Day prior to:

(a)	in the case of a Tax Amount in respect of which there is no provision for payment by instalments, the latest date on which such Tax Amount can be paid to the relevant Tax Authority in order to avoid a liability to interest or penalties accruing; or

(b)	in the case of a Tax Amount in respect of which there is provision for payment by instalments, each date on which an instalment of such Tax Amount becomes payable (and so that on each such date an appropriate proportion of the amount claimed shall be paid, such proportion to be notified by the Purchaser to both Sellers at least five (5)Business Days prior to each such date), provided that, if the date on which the Tax Amount can be recovered is deferred following application to the appropriate Tax Authority and each Seller indemnifies and secures the Purchaser and the Target Company concerned in accordance with paragraph 3.3(a), the date for payment by each Seller shall be the earlier of the date on which the Tax Amount becomes recoverable by the relevant Tax Authority (notwithstanding any initial deferral) and such date when the Tax Amount is finally and conclusively determined. For this purpose, a Tax Amount shall be deemed to be finally determined when, in respect of such amount, an agreement under section 54 of the Taxes Management Act 1970 or any legislative provision corresponding to that section (or any equivalent agreement under the laws of any jurisdiction other than the United Kingdom) is made, or a decision of a court or tribunal is given or any binding agreement or determination is made from which either no appeal lies or in respect of which no appeal is made within the prescribed time limit.

4.2 Where a claim under this Part of this Schedule relates to the loss or set off of a repayment of Tax, each Seller shall pay to the Purchaser the amount for which that Seller is liable under this Part of this Schedule in respect thereof on or before the date which is the later of the date ten (10) Business Days after demand is made therefor under this Part of this Schedule (such demand to include full details of the claim and the amount thereof) and the date when such repayment would have been due were it not for such loss or setting off.

4.3 Where a claim under this Part of this Schedule relates to the loss, use or set off of any Relief other than a repayment of Tax, each Seller shall pay to the Purchaser the amount for which that Seller is liable under this Part of this Schedule in respect thereof on or before the date which is the later of the date ten (10) Business Days after demand is made therefor under this Part of this Schedule (such demand to include full details of the claim and the amount thereof), and:

(a)	in the case of a Relief which is used or set off:

(i)	where the use or set off falls to be dealt with in paragraph (c) of the definition of Deemed Tax Liability, the date or dates referred to in paragraphs 4.1(a) and 4.1(b) which apply to the Displaced Tax Liability; and

(ii)	in any other case, the date or dates referred to in paragraphs 4.1(a) and 4.1(b) that would have applied to the Tax saved by the use or set off of the Relief if that Tax had been payable; or

(b)	in the case of a Relief which is lost, the date or dates referred to in paragraph 4.1(a) and 4.1(b) that apply to the Tax which but for such loss of Relief would have been saved by virtue of such Relief, ignoring for this purpose the effect of Reliefs (other than deductions in computing profits for the purposes of Tax) arising in respect of an Event occurring or period ending after Closing.

4.4 Where a claim under this Part of this Schedule relates to a liability of a Target Company to make a payment of the type referred to in paragraph 1.2 (an Inter-Company Tax Payment), the relevant Seller shall pay to the Purchaser the amount of the Inter-Company Tax Payment on or before the date which is the later of the date ten (10) Business Days after demand is made therefor under this Part of this Schedule (such demand to include full details of the claim and the amount thereof) in respect thereof and the fifth Business Day prior to the date on which the Inter-Company Tax Payment is payable to the person demanding the same.

4.5 To the extent that a claim under this Part of this Schedule relates to costs or expenses, each Seller shall pay to the Purchaser the amount for which that Seller is liable under this Part of this Schedule in respect thereof on or before the date which is the later of the date ten Business Days after demand is made therefor under this Part of this Schedule (such demand to include full details of the claim and the amount thereof) and the fifth Business Day prior to the date when the Target Company concerned becomes liable to pay or incur such costs or expenses.

4.6 For the avoidance of doubt, Clause 19.4 (Payments) shall apply to amounts not paid by the due date specified by this paragraph 4.

5.	RECOVERY FROM THIRD PARTIES / TAX SAVINGS FOLLOWING A CLAIM

5.1 If a Seller’s liability to make a payment in respect of a Tax Liability under paragraph 1.1 has been discharged in full, and a member of the Purchaser’s Group or a Target Company recovers from any person other than a member of the Purchaser’s Group or a Target Company or any other member of the Purchaser’s Tax Group a payment in respect of the Tax Liability in question, then the Purchaser shall pay to the relevant Seller an amount equal to 50% of the amount so recovered (less the amount of any reasonable costs and expenses in obtaining such recovery, and net of any Tax payable on the amount recovered or that would have been payable but for the use or set off of any Purchaser’s Relief) to the extent that the payment to the relevant Seller (a) does not exceed the payment originally made in discharge of that Seller’s liability in respect of the relevant Tax Liability (net of any Tax suffered thereon and less any sum previously refunded to that Seller in respect of the relevant Tax Liability); (b) would not, after taking into account all payments made to the Purchaser in respect of the Sellers’ liability in respect of the relevant Tax Liability (net of any Tax suffered thereon and less any sums previously refunded to the Sellers in respect of the relevant Tax Liability) and any recovery referred to in this paragraph in respect of such Tax Liability (less the amount of any reasonable costs and expenses in obtaining such recovery, and net of any Tax payable on the amount recovered or that would have been payable but for the use or set off of any Purchaser’s Relief), leave the Purchaser’s Group (including for these purposes the Target Companies) with a total amount which is less than the amount of such Tax Liability, and (c) does not prejudice the right to such payment.

5.2 The Purchaser shall procure that each relevant member of the Purchaser’s Group and each relevant Target Company shall, at the Sellers’ expense, use all reasonable endeavours to make such recovery as is referred to in paragraph 5.1.

5.3 Where:

(a)	a Tax Liability of a Target Company has resulted in a Relief (including as a result of any timing difference, such as where a Tax Liability has arisen because an item of expenditure is not allowed as a deduction in a particular Accounting Period but a deduction which is referable to that expense is instead allowed in one or more subsequent Accounting Periods); and

(b)	a Seller’s liability to make a payment in respect of that Tax Liability under paragraph 1.1 has been discharged in full,

the Purchaser shall procure that all reasonable endeavours are used to ensure that such Relief is used by the relevant Target Company or where applicable surrendered to another Target Company or a member of the Purchaser’s Group (provided that the relevant Relief shall not be required to be used in priority to any other Relief if doing so would, or would reasonably be expected to, prejudice the future availability of or ability to use such other Relief) and the Purchaser shall pay to each of the Sellers an amount equal to 50% of the amount that the Target Company or member of the Purchaser’s Group concerned saves by virtue of the use of the relevant Relief (less the amount of any reasonable costs and expenses in obtaining such saving) to the extent that the payment to each Seller (a) does not exceed the payment originally made in discharge of the relevant Seller’s liability in respect of the relevant Tax Liability (net of any Tax suffered thereon and less any sum previously refunded to that Seller in respect of such Tax Liability); (b) would not, after taking into account all payments made to the Purchaser in respect of the Sellers’ liability in respect of such Tax Liability (net of any Tax suffered thereon and less any sums previously refunded to the Sellers in respect of such Tax Liability) and the amount that the Target Company or member of the Purchaser’s Group concerned saves by virtue of the use of the relevant Relief (less the amount of any reasonable costs and expenses in obtaining such saving), leave the Purchaser’s Group (including for these purposes the Target Companies) with a total amount which is less than the amount of such Tax Liability and (c) does not prejudice the right to the relevant Relief.

5.4 Where the Purchaser or the Target Company concerned receives a Relief as referred to in paragraph 5.3, a payment shall not be made to the Sellers under that paragraph before the date on which the Tax that would have been payable but for the Relief would have become recoverable by the appropriate Tax Authority (taking account of other Reliefs available or that would otherwise have been available), and shall not be made to the extent that, but for the use of such Relief, the Target Company concerned would have had an Actual Tax Liability in respect of which the Purchaser would have been able to make a claim against the Sellers under this Part of this Schedule.

6.	OVERPROVISIONS

6.1 The Sellers acting jointly may require the auditors for the time being of any relevant Target Company to certify, at the Sellers’ expense, the existence and amount of any Overprovision and the Purchaser shall provide, or procure that each Target Company provides, any information or assistance reasonably required for the purpose of production by the auditors of a certificate to that effect.

6.2 Subject to the following provisions of this paragraph 6, an amount equal to 50% of any Overprovision certified in accordance with paragraph 6.1 shall first be set against any payment then due from a Seller and any excess thereof shall, to the extent not exceeding the aggregate of all payments previously made by that Seller under this Schedule, be paid to that Seller. Any remaining excess in respect of that Seller shall be carried forward to offset any further payment that may become due from that Seller under this Schedule.

6.3 Either Seller or the Purchaser may, at its expense, require any certificate produced in accordance with paragraph 6.1 above to be reviewed by the auditors for the time being of any relevant Target Company in the event that there are relevant circumstances or facts of which it was not aware, and which were not taken into account, at the time when such certificate was produced, and to certify whether the certificate remains correct or whether it should be amended.

6.4 If following a request under paragraph 6.3 the certificate is amended, the revised amount of Overprovision shall be substituted for the purposes of paragraph 6.2 and any adjusting payment that is required shall be made forthwith.

6.5 No action may be required pursuant to this paragraph 6 after the seventh anniversary of the Closing Date.

6.6 For the purposes of this paragraph, any Overprovision shall be determined without regard to any Tax Refund to which paragraph 7 applies or any payment or Relief to which paragraph 5 applies.

7.	TAX REFUNDS

7.1 The Purchaser shall notify the Sellers of any receipt of any amount by way of repayment of Tax or interest or fees on overpaid Tax or repayment supplement, being an amount which any Target Company receives in respect of an Event occurring or period falling prior to Closing, where or to the extent that such amount was not taken into account in calculating, or reflected in the calculation of, a Closing Statement Adjustment Amount, does not arise from the use of a Purchaser’s Relief and is not a payment or Relief to which paragraph 5 applies (a Tax Refund). The Purchaser shall take (or shall procure that the Target Company concerned takes) such action as the Sellers may reasonably request to obtain such Tax Refund (keeping the Sellers fully informed of the progress of any action taken and providing it with copies of all relevant correspondence and documentation).

7.2 An amount equal to 50% of any Tax Refund obtained after Closing shall first be set against any payment then due from a Seller and any excess thereof shall be paid to each Seller.

8.	SECONDARY LIABILITIES

8.1 Each Seller covenants with the Purchaser to pay to the Purchaser an amount equivalent to any Tax or any amount on account of Tax which any Target Company, or any other member of the Purchaser’s Tax Group, is required to pay as a result of a failure by any member of that Seller’s Tax Group to discharge that Tax.

8.2 The Purchaser covenants with each Seller to pay to that Seller an amount equivalent to any Tax or any amount on account of Tax which any member of that Seller’s Tax Group is required to pay as a result of a failure by any Target Company, or any other member of the Purchaser’s Tax Group, to discharge that Tax.

8.3 The covenants contained in paragraphs 8.1 and 8.2 shall:

(a)	extend to any reasonable costs and expenses properly incurred in connection with such Tax or a successful claim under paragraph 8.1 or paragraph 8.2 as the case may be;

(b)	(in the case of paragraph 8.2) not apply to Tax to the extent that the Purchaser could claim payment in respect of it under paragraph 1 (or would have been able to claim but for paragraphs 1 and 4 of Schedule 2 (Limitations on Sellers’ Liability)), except to the extent a payment has been made pursuant to paragraph 1 and the Tax to which it relates was not paid by the Target Company concerned; and

(c)	not apply to Tax to the extent it has been recovered under any relevant statutory provision (and the Purchaser or either Seller as the case may be shall procure that no such recovery is sought to the extent that payment is made hereunder).

8.4 Paragraphs 3 and 4 shall apply to the covenants contained in paragraphs 8.1 and 8.2 as they apply to the covenants contained in paragraph 1, replacing references to “Sellers” or “Seller” with “Purchaser” where appropriate, and making any other necessary modifications (including omitting the words “each” and “50% of the amount of” from paragraph 3.3(a)).

9.	MANAGEMENT OF TAX AFFAIRS

9.1 The Purchaser and the Sellers acknowledge and agree that, subject to paragraph 3 and to the following sub-paragraphs, the Purchaser or its duly authorised agents shall have sole conduct of all Tax affairs of each of the Target Companies after Closing and shall be entitled to deal with such Tax affairs in any way in which it, in its absolute discretion, considers fit.

9.2 In respect of any Accounting Period commencing prior to Closing, including any Straddle Period, the Purchaser shall procure that any Tax return, computation or related document (a Tax Return) of each Target Company not prepared prior to Closing shall be prepared on a basis which is consistent with the manner in which those Tax Returns were prepared for all Accounting Periods ending prior to Closing, and (so far as is practicable having regard to all the circumstances, including the manner and timing of the preparation of such Tax Returns for previous Accounting Periods) is filed within any applicable time limit.

9.3 The Purchaser shall procure that the Target Companies provide to the Sellers all such Tax Returns as are referred to in paragraph 9.2 (each a Relevant Tax Return) at least thirty (30) Business Days before the date on which the Relevant Tax Returns are intended to be filed with the appropriate Tax Authority (the Intended Submission Date), such Intended Submission Date to be notified to the Sellers at the same time as the Relevant Tax Returns are provided pursuant to this paragraph. The Purchaser shall further procure that the Target Companies shall (a) to the extent that matters disclosed in the Relevant Tax Returns could reasonably be expected to affect the liability of the Sellers under this Schedule, incorporate the Sellers’ reasonable comments on such matters in the Relevant Tax Returns and (b) where (a) does not apply, consider in good faith and take into account the Sellers’ reasonable comments in relation to the Relevant Tax Returns, in each case before the Relevant Tax Returns are submitted to the appropriate Tax Authority, provided such comments are made on a joint basis and are provided at least ten (10) Business Days prior to the Intended Submission Date.

9.4 The Purchaser shall procure that the Target Companies shall deliver to the Sellers copies of all material written correspondence or material written communication with a Tax

Authority which relate to the Relevant Tax Returns provided that the Purchaser and/or the Target Companies shall be entitled to make such redactions as they deem appropriate to the copies provided to the Sellers pursuant to this paragraph to the extent the relevant correspondence or communication relates to any matter in respect of which the Sellers are not liable under this Schedule. To the extent that any material written correspondence or material written communication proposed to be sent to a Tax Authority in relation to any Relevant Tax Return could reasonably be expected to affect the liability of the Sellers under this Schedule, then the Purchaser shall ensure that the Sellers are given a reasonable opportunity to review a draft of such correspondence or communication (with any appropriate redactions) before it is sent to the Tax Authority and shall ensure that any reasonable comments of the Sellers are incorporated in such correspondence or communication, provided such comments are made on a joint basis.

9.5 The Sellers shall provide such assistance as the Purchaser shall reasonably request in preparing all Relevant Tax Returns and the Purchaser shall provide such assistance as the Sellers shall reasonably request for the purpose of enabling the Sellers to exercise their rights under this paragraph 9.

10.	SURRENDERS BY TARGET COMPANIES

10.1 The Purchaser shall procure that each Target Company shall, in respect of any Surrender disclosed in the Disclosure Letter and to the extent lawfully possible, give such notices of consent to Surrender and make such other filings as may be required to give effect to such Surrender.

10.2 The Purchaser shall ensure that no Surrender disclosed in the Disclosure Letter is withdrawn or amended without the prior written consent of the Seller to which the Surrender relates.

Part D: Definitions and Interpretation

1.	DEFINITIONS

In this Schedule, the following definitions shall have the following meanings:

Accounting Period means any period by reference to which any income, profits or gains, or any other amounts relevant for the purposes of Tax, are measured or determined;

Actual Tax Liability means a liability of any Target Company to make or suffer an actual payment of Tax or an amount on account of or in respect of Tax;

Carried Forward Loss means any “unrelieved loss” (within the meaning of section 45 CTA 2010) of the Company for any Accounting Period ending on or before 31 December 2013;

Closing Statement Adjustment Amount means any of Debt, Cash, Working Capital or Capex, in each case as calculated in accordance with the provisions of Schedule 9 (Post-Closing Financial Adjustments);

CTA 2010 means the Corporation Tax Act 2010;

Deemed Tax Liability means:

(a)	the loss of any Relief falling within paragraph (a) of the definition of Purchaser’s Relief in consequence of an Event which occurs or occurred on or before Closing; or

(b)	the use or set off of any Purchaser’s Relief (other than a Relief the use or set off of which falls to be dealt with in (c) below) in circumstances where, but for such use or set off, any Target Company would have had an Actual Tax Liability in respect of which the Purchaser would have been able to make a claim against the Sellers under Part C of this Schedule; or

(c)	the use or set off of any Carried Forward Loss, or the use or set off of any Relief if and to the extent it would have been represented in a Carried Forward Loss but for such use or set off, against any income, profits or gains earned, accrued or received by a Target Company on or before Closing to the extent that such income, profits or gains:

(i)	have not as at Closing been reported, or otherwise been reflected, in any Tax Return or amended Tax Return; and

(i)	arise otherwise than in the ordinary course of that Target Company’s business,

and where paragraph (a), (b) or (c) above applies, the amount that is to be treated for the purposes of Part C of this Schedule as a Tax Liability of the Target Company shall be determined as follows:

(i)	in the case of paragraph (a) above, the amount shall be:

(A)	where the Relief in question is not a repayment of Tax, the Target Company’s Actual Tax Liability which would have been saved but for the loss of the Relief in question; and

(B)	where the Relief in question is a repayment of Tax, the amount of the repayment of Tax which the Target Company would have received but for the loss of the Relief in question; and

(ii)	in the case of paragraph (b) above, the amount shall be the Actual Tax Liability of the Target Company which would have arisen but for the use or set off of the Relief in question; and

(iii)	in the case of paragraph (c) above, such part of any Actual Tax Liability of the Company (or any successor to all or part of its business) for any Accounting Period as would not have arisen but for the earlier use or set off of the relevant Relief as contemplated by (c) above (such Actual Tax Liability being a Displaced Tax Liability);

Displaced Tax Liability has the meaning given in the definition of Deemed Tax Liability;

Event includes (without limitation) the death or the winding up or dissolution of any person, and any act, transaction or omission whatsoever, and any reference to an Event occurring on or before a particular date shall include events which for Tax purposes are deemed to have, or are treated or regarded as having, occurred on or before that date;

HMRC means HM Revenue & Customs;

Independent Tax Adviser means, for the purposes of paragraph 3.3(c) and as appropriate given the Disputed Matter in question, such ‘Big Four’ accountancy firm, leading firm of solicitors or leading Tax counsel as may be instructed jointly by the Sellers with the approval of the Purchaser (such approval not to be unreasonably withheld);

Overprovision means, applying the accounting policies, principles and practices adopted in relation to the calculation of any Closing Statement Adjustment Amount (and ignoring the effect of any change in law or other change referred to in paragraph 2.1(c) of Part C of this Schedule made after Closing, any action taken by the Purchaser or any Target Company after Closing and any Relief arising after Closing), the amount by which any liability or provision relating to Tax reflected in a Closing Statement Adjustment Amount (excluding for the avoidance of doubt any provision for deferred Tax) is overstated;

Payment for Consortium Relief means any payment in respect of a Surrender;

Purchaser’s Tax Group means the Purchaser and any other company or companies which either are or become after Closing, or have within the six years ending at Closing been, treated as members of the same group as, or otherwise connected or associated in any way with, the Purchaser for any Tax purpose;

Purchaser’s Relief means:

(a)	any Relief arising to any Target Company which was taken into account in calculating, or is reflected in the calculation of, a Closing Statement Adjustment Amount (excluding for the avoidance of doubt any Relief which is a deferred tax asset of a Target Company);

(b)	any Relief the use or set off of which falls to be dealt with under paragraph (c) of the definition of Deemed Tax Liability;

(c)	any Relief arising to any Target Company in respect of an Event occurring or period ending after Closing; and

(d)	any Relief arising to any member of the Purchaser’s Tax Group (other than any Target Company);

Relief means any relief, allowance, credit, deduction, exemption or set-off in respect of any Tax or relevant to the computation of any income, profits or gains for the purposes of any Tax, or any repayment of or saving of Tax (including any repayment supplement, fee or interest in respect of Tax), and:

(a)	any reference to the use or set off of Relief shall be construed accordingly and shall include use or set off in part; and

(b)	any reference to the loss of a Relief shall include the non-availability, non-existence or cancellation of any such Relief, or to such Relief being available only in a reduced amount;

Seller’s Tax Group means:

(a)	in relation to DT Holdings, DT Holdings and any other company or companies (other than any Target Company) which either are or become after Closing, or have within the six years ending at Closing been, treated as members of the same group as, or otherwise connected or associated in any way with, DT Holdings for any Tax purpose; and

(b)	in relation to Orange Holdings, Orange Holdings and any other company or companies (other than any Target Company) which either are or become after Closing, or have within the six years ending at Closing been, treated as members of the same group as, or otherwise connected or associated in any way with, Orange Holdings for any Tax purpose;

Straddle Period means any Accounting Period commencing prior to Closing and ending after Closing;

Surrender means the surrender of losses or other amounts eligible for group relief in accordance with Part 5 of CTA 2010 in circumstances where any of consortium conditions 1, 2 or 3 (as defined therein) are satisfied;

Tax or Taxation means corporation tax, income tax (including income tax or amounts on account of income tax required to be deducted or withheld from or accounted for in respect of any payment), capital gains tax, inheritance tax, value added tax, national insurance contributions, stamp duty, stamp duty reserve tax, stamp duty land tax, duties of customs and excise, petroleum revenue tax, diverted profits tax, rates, all taxes, duties or charges replaced by or replacing any of them, and all other taxes on gross or net income, profits or gains, distributions, receipts, sales, use, occupation, franchise, value added, capital and property, and all levies, imposts, duties, charges or withholdings in the nature of taxation, and any payment whatsoever which the relevant person may be or become bound to make to any person as a result of the discharge by that person of any tax which the relevant person has failed to discharge, together with all penalties, charges, fees and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them, and regardless of whether any such taxes, levies, duties, imposts, charges, withholdings, penalties and interest are chargeable directly or primarily against or attributable directly or primarily to the relevant person or any other person and of whether any amount in respect of any of them is recoverable from any other person;

Tax Authority means any taxing or other authority (whether within or outside the United Kingdom) competent to impose any Tax Liability, or assess or collect any Tax;

Tax Demand means:

(a)	the issue of any notice, demand, assessment, letter or other document by or on behalf of any Tax Authority or the imposition of any withholding of or on account of Tax; or

(b)	the preparation or submission of any notice, return, assessment, letter or other document by the Purchaser, a Target Company, or any other person,

from which it appears that a Tax Liability has been incurred by or will be imposed on any Target Company, being a Tax Liability which could give rise to a liability for the Sellers under the Tax Warranties or paragraph 1.1 of Part C of this Schedule;

Tax Liability means an Actual Tax Liability or a Deemed Tax Liability;

Tax Return has the meaning given in paragraph 9.2 of Part C of this Schedule; and

VAT Group means a group for the purposes of:

(a)	in relation to the United Kingdom, sections 43 to 43D (inclusive) of the Value Added Tax Act 1994 and the Value Added Tax (Groups: eligibility) Order 2004 (SI 2004/1931) (the “UK VAT Grouping Legislation”); and

(b)	in relation to any other jurisdiction, provisions which are equivalent in nature to the UK VAT Grouping Legislation in such other jurisdiction.

2.	INTERPRETATION

2.1	General. In this Schedule:

(a)	any reference to income, profits or gains earned, accrued or received on or before a particular date or in respect of a particular period shall include income, profits or gains which for Tax purposes are deemed to have been or are treated or regarded as earned, accrued or received on or before that date or in respect of that period;

(b)	for the avoidance of doubt but without limitation, any reference to income, profits or gains earned, accrued or received by a Target Company in the ordinary course of its business shall not include income, profits or gains which (i) are deemed to arise for Tax purposes; or (ii) relate to the disposal of all or any material part of any business, the disposal or winding up of any subsidiary or any transaction entered into otherwise than on arm’s length terms;

(c)	persons shall be treated as connected if they are connected within the meaning of section 1122 of CTA 2010;

(d)	unless the context otherwise requires:

(i)	references to persons include individuals, bodies corporate (wherever incorporated), unincorporated associations and partnerships;

(ii)	the headings are inserted for convenience only and do not affect the construction of this Schedule;

(iii)	references to one gender include all genders;

(e)	for the purposes of this Schedule only, paragraph 3 (Enactments) of Schedule 10 (Definitions and Interpretation) shall apply as if the words from “except to the extent” to “under this Agreement” at the end of that paragraph were omitted.

(f)	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court official or any other legal concept is, in respect of any jurisdiction other than England, deemed to include the legal concept or term which most nearly approximates in that jurisdiction to the English legal term.

2.2	Specific provisions in respect of Part C. For the purposes of Part C of this Schedule:

(a)	Any stamp duty which is charged or chargeable on any document executed prior to Closing which is necessary to establish the title of any Target Company to any asset or in the enforcement or production of which any Target Company is interested shall be deemed, together with any interest, fines or penalties relating to such stamp duty, to be a liability of the relevant Target Company to make an actual payment of Tax; and

(b)	the rule known as the ejusdem generis rule shall not apply and accordingly:

(i)	general words shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; and

(ii)	general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words; and

(c)	references in Part C of this Schedule to paragraphs are, unless otherwise stated, references to paragraphs in Part C.

Schedule 8

Brand Licence Principles

Deutsche Telekom

1.	DT Holdings shall procure that the Trademark Licence Agreement dated 1 April 2010 between Deutsche Telekom AG (“DT Licensor”) and the Company (previously T-Mobile (UK) Limited (company number 2382161)), (“DT Licensee”), as amended by Amendment No. 1 To The Licence Agreement Dated 1 April 2010 (“Deutsche Telekom BLA”), pursuant to which the DT Licensee is permitted to use the licensed Designations (as defined in the Deutsche Telekom BLA) will, unless earlier terminated by DT Licensee, continue in full force and effect up to and including the Closing Date and for three calendar months thereafter (“Deutsche Telekom BLA Expiration Date”), and extends (and will continue for the duration of its term to extend) to each member of the Target Group.

2.	Immediately after the date of this Agreement and before the Deutsche Telekom BLA Expiration Date, the Purchaser, the Company and any relevant member of the DT Holdings Group shall meet to agree in good faith the conditions which will govern the use of the Designations by the DT Licensee and other members of the Target Group from the Deutsche Telekom BLA Expiration Date until the date falling 36 months thereafter (“Brand Extraction Protocol Agreement”) with the aim of managing the completion of the extraction process in a manner which ensures the successful extraction of the Designations from the Target Group’s business by the end of that term, whilst minimising the risk of damage to the Designations and to the businesses of the DT Holdings Group and the Target Group.

3.	The Brand Extraction Protocol Agreement shall provide that the DT Licensee’s obligation to pay licence fees pursuant to the Deutsche Telekom BLA shall remain in force for so long as the Designations are used in the Target Group’s business, whereupon the license fees payable for use of the Designations in a calendar year shall be equal to the total amount of Royalties payable pursuant to paragraph 10 of this Schedule for the Target Group’s use of the Orange Brand, save that, in respect of use (if any) of the Designations in the Target Group’s business beyond the date falling 24 months after the Deutsche Telekom BLA Expiration Date, the royalty rate shall be twice the rate applicable in the 24 months immediately preceding such date.

4.	The Brand Extraction Protocol Agreement shall provide that the use of the Designations by the DT Licensee and other members of the Target Group shall be for the purpose of continuing an orderly wind-down and extraction of the Designations and that, in relation to any Brand Touchpoint, as defined below, such use will not extend beyond the use which is made of the Designations by the Target Group at the Deutsche Telekom BLA Expiration Date.

For the purposes of this Deutsche Telekom section of this Schedule, Brand Touchpoint means every point, activity, moment, place or asset at or on which any of the Designations is visible to and/or interacts with customers, employees or the public in general, including, but not limited to product and service names, retail outlets, indirect channels, below the line and above the line advertising, portals and websites, customer care, the network identifier on devices (SSID), packaging, billing and customer communications, sim cards and scratch cards.

DT Holdings agrees that use by any member of the Target Group after the Closing Date of the “T-Mobile” trademarks or logos in the same manner (in respect of design and type of use) as used immediately before the Closing Date shall be deemed to comply with section 4(5) of the Deutsche Telekom BLA.

5.	DT Holdings shall procure that with effect from the Closing Date the following amendments shall be made to the Deutsche Telekom BLA:

(ii)	sections 4(3)(b) and (c), 4(8), 12(2), 13(2)(ii) and 13(3)(a) shall be deleted; and

(iii)	any consequential numbering, cross-referencing and other amendments necessary as a result of or to give effect to (i) above, including the deletion of any unused definitions and Schedules, and the revision of the Preamble as appropriate.

6.	DT Holdings acknowledges and agrees (on its own behalf and on behalf of DT Licensor and each member of its Group) that, notwithstanding any provision to the contrary contained in any other agreement (including without limitation the Deutsche Telekom BLA or any other Transaction Document) they have no right to terminate the Deutsche Telekom BLA in respect of any acts or omissions of any member of the Target Group prior to or continuing as at the Closing Date, nor shall the Deutsche Telekom BLA terminate as a result of Closing or otherwise by virtue of the Proposed Transaction.

Orange

7.	Orange Brand Services Limited (“Orange Licensor”) has granted five brand licence agreements in respect of the Orange Brand, each dated 1 April 2010 and on substantially the same terms, to members of the Target Group. The licensees under these brand licence agreements are the Company (previously known as T-Mobile (UK) Limited), EE (Group) Ltd (previously known as Orange Retail Limited), Orange Personal Communications Services Limited, Orange Home UK Ltd and Orange Services India Private Limited. The provisions of this Schedule will apply in respect of the licence granted to the Company. Orange Holdings shall procure that the other licences (the “Terminating Licences”) will terminate on 31 March 2015 and thereafter: (i) any Target Group use of the Orange Brand will be made pursuant to the terms of the Orange BLA, and (ii) Royalties for such use with effect from the Closing Date shall be payable under the Orange BLA.

8.	Orange Holdings shall procure that the Brand Licence Agreement dated 1 April 2010 between Orange Licensor and the Company (“Orange Licensee”), as amended by Amendment No. 1 To The Brand Licence Agreement Dated 1 April 2010 between Orange Licensor and the Company (previously T-Mobile (UK) Limited (company number 2382161)) (“Orange BLA”), pursuant to which the Orange Licensee is permitted to use the Orange Brand (as defined in the Orange BLA) will, unless earlier terminated by Orange Licensee, continue in full force and effect up to and including the Closing Date and for three calendar months thereafter (“Orange BLA Initial Expiration Date”), and extends (and will continue for the duration of its term to extend) to each member of the Target Group.

9.	Immediately after the date of this Agreement and before the Orange BLA Initial Expiration Date, the Purchaser, the Company and any relevant member of the Orange Holdings Group shall meet to agree in good faith an agreement: (i) to amend the Orange BLA in order to set out the terms and conditions which will govern the use of the Orange Brand by the Orange Licensee and other members of the Target Group from the Orange BLA Initial Expiration Date until the date falling 33 months thereafter (“Orange BLA Final Expiry Date”), and (ii) to detail the process and obligations for completing the extraction of the Orange Brand from the business of the Orange Licensee and the Target Group (“Brand Extraction Protocol Agreement”), with the aim of managing the completion of the extraction process in a manner which ensures the successful extraction of the Orange Brand from the Target Group’s business by the Orange BLA Final Expiry Date, whilst minimising the risk of damage to the Orange Brand and to the businesses of the Orange Holdings Group and the Target Group. The Brand Extraction Protocol Agreement shall provide that the date of expiry of the Orange BLA shall be the Orange BLA Final Expiry Date.

10.	The Brand Extraction Protocol Agreement shall provide that the Orange Licensee’s obligation to pay Royalties equal to 1.6% of Revenues (as the terms Royalties and Revenues are defined in the Orange BLA, save that with effect from the date of expiry or termination of the Terminating Licences, references to “the Licensee” in the Revenues definition in Schedule 4 shall be deemed to include the Target Group) shall remain in force until the termination or expiry of the Orange BLA, save that in respect of use (if any) of the Orange Brand in the Target Group’s business beyond the date falling 21 months after the Orange BLA Initial Expiration Date, the Orange Licensee shall, in addition to the Royalties, pay to the Orange Licensor an additional sum equal to the Royalties.

11.	The parties agree that: (i) the use of the Orange Brand by the Orange Licensee and other members of the Target Group shall be solely for the purpose of continuing an orderly wind-down and extraction of the Orange Brand in a manner which ensures the successful extraction of the Orange Brand from the Target Group’s business by the Orange BLA Final Expiry Date, whilst minimising the risk of damage to the Orange Brand and to the businesses of the Orange Holdings Group and the Target Group; and (ii) the Purchaser undertakes (on its own behalf and on behalf of each member of its Group) that, in relation to any Brand Touchpoint, as defined below, such use will not extend beyond the use which is made of the Orange Brand by the Target Group at the Closing Date.

For the purposes of this Orange section of this Schedule, Brand Touchpoint means every point, activity, moment, place or asset at or on which the Orange Brand is visible to and/or interacts with customers, employees or the public in general, including, but not limited to product and service names, retail outlets, indirect channels, below the line and above the line advertising, portals and websites, customer care, the network identifier on devices (SSID), packaging, billing and customer communications, sim cards and scratch cards;

12.	The Brand Extraction Protocol Agreement shall provide that with effect from the Closing Date the following amendments shall be made to the Orange BLA:

(iv)	the undertaking given by Orange Licensee in clause 5.1(i) shall, in respect of any ongoing use of the Orange Brand as at the Closing Date, be a “reasonable endeavours” obligation;

(v)	the Quarterly Reviews and Performance Assessment provisions shall be replaced by Orange Licensor’s reasonable assessment and review of Orange Licensee’s activities and the progress of the brand extraction process as detailed in the Brand Extraction Protocol Agreement;

(vi)	clauses 11, 15.8, 17.1(e) and (f), and 17.3(c) shall be deleted;

(vii)	clause 15 shall be subject to paragraph 11 above, and shall not require the disclosure of any commercially sensitive or confidential information;

(viii)	Orange Licensee shall not participate in the Group Brand Committee or other forums established for the purpose of sharing Orange Holdings Group know-how and/or strategy;

(ix)	clause 20.3 shall be understood to refer to one Board Member of Orange Licensor and one Board Member of the Purchaser; and

(x)	in clause 22.3, Orange Licensee’s address shall be updated to “Intellectual Property Department, BT plc, PPC5A, 81 Newgate Street, London EC1A 7AJ”, or such other address (and to such email and “for the attention of”) as may be nominated by the Purchaser.

13.	Orange Holdings acknowledges and agrees (on its own behalf and on behalf Orange Licensor and each member of its Group) that, notwithstanding any provision to the contrary contained in any other agreement (including without limitation the Orange BLA or any other Transaction Document): (i) they have no right to terminate the Orange BLA in respect of any acts or omissions of any member of the Target Group prior to or continuing as at the Closing Date, nor shall the Orange BLA terminate as a result of Closing or otherwise by virtue of the Proposed Transaction; and (ii) no member of the Target Group shall, as at the Closing Date, have any accrued liability (other than any outstanding payment obligations) to any member of the Orange Holdings Group under the Orange BLA or any of the Terminating Licences.

Further assurances

14.	Each of the Sellers and the Purchaser shall perform (or procure the performance of) all further acts and things and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as may be necessary to implement and give effect to the provisions of this Schedule.

Schedule 9

Post-Closing Financial Adjustments

Part A Preliminary

1.	In preparing the Closing Statement:

(a)	the items and amounts to be included in the calculation of Debt, Cash, Working Capital and Capex for the purposes of the Closing Statement shall be identified by applying the relevant definition in Schedule 10 (subject, where applicable, to the provisions of Part A of this Schedule); and

(b)	in applying each such definition and the provisions of Part A of this Schedule and determining which items and amounts are to be included in the Closing Statement, if and to the extent that the treatment or characterisation of the relevant item or amount or type or category of item or amount:

(i)	is dealt with in the specific accounting treatments set out in Exhibit 5, the relevant treatment shall apply;

(ii)	is not dealt with in the specific accounting treatments set out in Exhibit 5, but is dealt with in the Accounting Principles, the applicable Accounting Principles shall apply (including in relation to the exercise of accounting discretion and judgement) and consistent application with Last Accounts shall always prevail; or

(iii)	is not dealt with in the specific accounting treatments set out in Exhibit 5 or the Accounting Principles, then IFRS as adopted by the EU and valid as per the date of the Last Accounts, shall apply.

2.	If any insured event occurs after the date of this Agreement but before Closing in relation to any tangible fixed asset of a Target Company which needs to be replaced or restored in order for the relevant business to continue to be conducted in the ordinary course, then, to the extent that a Target Company receives any cash proceeds or is entitled to a receivable under a policy in respect of that tangible fixed asset but the relevant fixed asset is not replaced or restored before Closing, any such cash proceeds shall be deducted from Cash and, any such receivable shall not be included in Working Capital and, accordingly, shall not be included in the Closing Statement.

3.	References in this Schedule 9 and Exhibit 5 to any “Estimated” amount means that amount determined by the Sellers in accordance with Clause 2.

4.	The Closing Statement shall exclude any charges, provisions, reserves or write-offs in respect of any costs, liabilities or charges to be incurred after Closing as a consequence of the change of ownership of the Target Group or any change in the management strategy, direction or priority or possible closure of any part of the Target Group after Closing, except for amounts payable in relation to the vesting of any long-term incentive awards or payments, any bonuses that are linked to the completion of the Proposed Transaction and any incentives or bonuses payable other than in the ordinary course, including NIC Costs (as defined in Exhibit 5), BT NGN Claims (to the extent not settled pursuant to Clause 10) or Other TCP NGN Claims.

5.	The provisions of this Schedule 9 shall be interpreted so as to avoid double counting (whether positive or negative) of any item to be included in the Closing Statement for the purpose of calculating the amounts described in this Schedule 9.

Information available for Closing Statement

6.	Information which becomes available up until the date of delivery by the Purchaser (under paragraph 1 of Part B of this Schedule 9) of the Closing Statement shall be taken into account insofar as it provides evidence of the state of affairs of the Target Companies at Closing.

7.	The Sellers and the Purchaser shall consult in good faith, taking into account management’s previous practice, to agree the amount of the Other TCP NGN Provision and the Purchaser shall include such amount in the Closing Statement.

No re-appraisal of assets and liabilities values

8.	The Closing Statement shall not re-appraise the value of any of the assets or liabilities of the Target Companies as a result of the change in their ownership (or any changes in the business of the Target Companies since Closing following such change in ownership) except only as specifically set out in this Schedule 9.

9.	Classification of line items in the draft Closing Statement and Closing Statement shall be identical to the classification of line items illustrated in Exhibit 5.

Part B Closing Statement

1.	The Purchaser shall, or shall procure that the Purchaser’s accountants shall, after Closing prepare a draft statement (the draft Closing Statement) showing (i) the Debt, Cash, Working Capital and Capex and (ii) the Final Price. The draft Closing Statement shall be in the form set out in Exhibit 5. The Purchaser shall deliver the draft Closing Statement to the Sellers within 60 Business Days after Closing.

2.	The Purchaser shall provide to the Sellers and the Sellers’ accountants and financial advisors reasonable access to the books and records, employees and premises of the Target Companies (during normal business hours) to facilitate their review of the draft Closing Statement. The Purchaser shall cooperate fully with the Sellers and shall permit the Sellers and/or the Sellers’ accountants to take copies (including electronic copies) of the relevant books and records and shall provide all assistance reasonably requested by the Sellers to facilitate the review of the draft Closing Statement.

3.	The Sellers acting together and not alone shall notify the Purchaser in writing (an Objection Notice) within 60 Business Days after receipt whether or not they accept the draft Closing Statement for the purposes of this Agreement. An Objection Notice shall set out in reasonable detail the Sellers’ reasons for such non-acceptance and specify the adjustments which, in the Sellers’ opinion, should be made to the draft Closing Statement in order for it to comply with the requirements of this Agreement. Except for the matters specifically set out in the Objection Notice, the Sellers shall be deemed to have agreed to the draft Closing Statement in full.

4.	Where more than one adjustment arises from the same or similar subject matter, facts, events or circumstances, those adjustments may be aggregated and shall together be treated as an individual adjustment for this purpose.

5.	If the Sellers serve an Objection Notice in accordance with paragraph 3, the Purchaser and the Sellers shall use reasonable endeavours to meet and discuss the objections of the Sellers and to agree the adjustments (if any) required to be made to the draft Closing Statement, in each case within 30 Business Days after receipt by the Purchaser of the Objection Notice.

6.	If the Sellers are satisfied with the draft Closing Statement (either as originally submitted or after adjustments agreed between the Sellers and the Purchaser pursuant to paragraph 5) or if the Sellers fail to give a valid Objection Notice within the 60 Business Days period referred to in paragraph 1, then the draft Closing Statement (incorporating any agreed adjustments) shall constitute the Closing Statement for the purposes of this Agreement.

7.	If the Sellers and the Purchaser do not reach agreement within 30 Business Days of receipt by the Purchaser of the Objection Notice, then the matters in dispute may be referred (on the application of either the Sellers or the Purchaser) for determination by such independent firm of chartered accountants of international standing as the Sellers and the Purchaser shall agree or, failing agreement or if that firm is unable or unwilling to act, such firm as is appointed by the president for the time being of the Institute of Chartered Accountants in England and Wales (the Firm). The Firm shall be requested to make its decision within 15 Business Days (or such later date as the Sellers, the Purchaser and the Firm agree in writing) of receipt of the submissions referred to in (a) and (b) below. The following provisions shall apply once the Firm has been appointed:

(a)	the Sellers, acting together and not alone, shall prepare a single written statement and the Purchaser shall prepare a written statement within 30 Business Days of the Firm’s appointment on the matters in dispute which (together with the relevant supporting documents) shall be submitted to the Firm for determination and copied at the same time to the other;

(b)	following delivery of their respective submissions, the Purchaser and the Sellers, acting together and not alone, shall each have the opportunity to comment once only on the other’s submission by written comment delivered to the Firm not later than 15 Business Days after receipt of the other’s submission and, thereafter, neither the Sellers nor the Purchaser shall be entitled to make further statements or submissions except insofar as the Firm so requests (in which case it shall, on each occasion, give the other party (unless otherwise directed) 15 Business Days to respond to any statements or submission so made);

(c)	in giving its determination, the Firm shall:

(i)	apply the provisions of this Schedule 9 and Exhibit 5;

(ii)	state what adjustments (if any) are necessary, solely for the purposes of this Agreement, to the draft Closing Statement in respect of the matters in dispute (and no others) in order to comply with the requirements of this Agreement and to determine finally the Closing Statement;

(iii)	make its determination as soon as is reasonably practicable; and

(iv)	make its determination within the range proposed by the Sellers on the one hand and the Purchaser on the other pursuant to this Part B of Schedule 9;

(d)	the Firm shall act as an expert (and not as an arbitrator) in making its determination which shall, in the absence of manifest error, be final and binding on the parties and, without prejudice to any other rights which they may respectively have under this Agreement, the parties expressly waive, to the extent permitted by law, any rights of recourse they may otherwise have to challenge it.

8.	The Sellers, acting together and not alone, and the Purchaser shall each be responsible for their own costs in connection with the preparation, review and agreement or determination of the Closing Statement. The fees and expenses of the Firm shall be borne by the Sellers (jointly) and the Purchaser based upon the degree to which the Firm accepts the relative positions of those parties, as put forward in their respective submissions (for example, if the Sellers’ adjustment is 150, the Purchaser’s adjustment is 300 and the Expert determines the amount to be 200, one third (1/3) of the fees and expenses of the Firm shall be borne by the Sellers and two thirds (2/3) of the fees and expenses shall be borne by the Purchaser).

9.	When the Closing Statement has been agreed or determined in accordance with the preceding paragraphs, then the amounts shown in the Closing Statement as the Working Capital, Capex, Debt and Cash shall be final and binding for the purposes of this Agreement.

Part C Financial Adjustments

1.	When the Closing Statement has been finally agreed or determined in accordance with this Schedule 9 the following adjustments shall be made to the Initial Price.

Working Capital

2.	In relation to Working Capital:

(a)	if the Working Capital of the Target Companies is greater than the Estimated Working Capital, then the Purchaser shall pay an amount equal to the difference to the Sellers. For the avoidance of doubt, if or to the extent that Working Capital and Estimated Working Capital are negative numbers, greater than means less negative or a positive number; or

(b)	if the Working Capital of the Target Companies is less than the Estimated Working Capital, then the Sellers acting together and not alone shall pay an amount equal to the difference to the Purchaser. For the avoidance of doubt, if or to the extent that Working Capital and Estimated Working Capital are negative numbers, less than means more negative.

Capex

3.	In relation to Capex, the provisions of Clause 2.1 and Exhibit 5 shall apply.

Debt

4.	In relation to Debt:

(a)	if the Debt is less than the Estimated Debt, then the Purchaser shall pay an amount equal to the difference to the Sellers; or

(b)	if the Debt is greater than the Estimated Debt, then the Sellers acting together and not alone shall pay an amount equal to the difference to the Purchaser.

Cash

5.	In relation to Cash:

(a)	if the Cash is greater than the Estimated Cash, then the Purchaser shall pay an amount equal to the difference to the Sellers; or

(b)	if the Cash is less than the Estimated Cash, then the Sellers acting together and not alone shall pay an amount equal to the difference to the Purchaser.

General

6.	Any payment required to be made pursuant to any of paragraphs 2 to 5 inclusive of this Part C (after they have been aggregated and set off against each other in accordance with paragraph 7) shall be paid by the Sellers or the Purchaser (as the case may be) together with an amount equal to interest on such payment at LIBOR plus 0.5 per cent. for the period from (but excluding) the Closing Date to (and including) the due date for payment pursuant to the relevant Clause, calculated on a daily basis.

7.	The Sellers, acting together and not alone, and the Purchaser agree that, once the Closing Statement has been agreed or determined in accordance with the provisions of Part B of this Schedule 9, the sums which each is respectively obliged to pay pursuant to this Part C shall be aggregated and set off against each other. Whichever of the Sellers or Purchaser is then left with any payment obligation under this Part C shall make the applicable payment(s) within 5 Business Days of the date on which the Closing Statement is agreed or so determined. Any such payment shall be made in accordance with the provisions of Clause 2.6, Clause 19.1 or 19.2 of this Agreement, as the case may be.

Schedule 10

Definitions and Interpretation

Definitions

1.	Except as otherwise provided in this Agreement, in this Agreement the following words and expressions shall have the following meanings:

A Shares means 11025153 ordinary A shares of one pound each in the capital of the Company;

ABC Policies and Procedures has the meaning given in paragraph 5.2 of Part B of Schedule 1;

Accounting Period has the meaning given in Part D of Schedule 7;

Accounting Principles means the accounting judgments, estimates, measurement rules, classifications, categorisations, treatments, policies and bases used in the preparation of the Last Accounts;

Accounts Date means 31 December;

acting in concert shall be construed in accordance with the Code and shall include persons who pursuant to an agreement or understanding (whether formal or informal) cooperate to obtain or consolidate voting rights in Shares and act in concert shall be construed accordingly;

Admission and Disclosure Standards means the Admission and Disclosure Standards of the London Stock Exchange;

Agreed Form means, in relation to a document, the form of that document which has been initialled for the purpose of identification by or on behalf of the Sellers and the Purchaser (in each case with such amendments as may be agreed by them or on their behalf);

Amdocs means Amdocs UK Limited and any of its subsidiaries or holding companies or subsidiaries of such holding companies;

Announcement means the announcement in the Agreed Form to be made by the Purchaser immediately following the execution of this Agreement in accordance with the provisions of the Listing Rules;

Anti-Bribery Laws means (i) the UK Bribery Act 2010, (ii) the US Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations issued thereunder, and (iii) any other relevant law that relates to bribery or corruption.

Approvals has the meaning given in paragraph 4.1 of Part B of Schedule 1;

B Shares means the 11025153 ordinary B shares of one pound each in the capital of the Company;

BC and DR Plan means a written business continuity and disaster recovery plan outlining the procedures to be followed in the event of an emergency or other disruption of normal business activities;

Board Control-Seeking Proposal shall be construed in accordance with Note 2 on Rule 9.1 of the Code;

Break Fee has the meaning given in Clause 12.3;

BT Closing Share Price has the meaning given in Clause 2.4;

BT Last Accounts Date means 31 March 2014;

BT Material Adverse Change means a material adverse change, effect, circumstance or development in relation to the financial condition, properties, assets, liabilities, business or results of operations or prospects of the Purchaser and its Group, taken as a whole, excluding any such effect resulting from: (A) changes or conditions generally affecting the UK or the global economy of financial markets or any industry in which the Purchaser or its Group operate; (B) acts of war or terrorism or escalation of hostilities; (C) weather related conditions; (D) changes to applicable accounting policies or applicable law or regulation except to the extent such change disproportionately affects the Purchaser relative to other companies in the same sector in the UK; (E) the failure by the Purchaser to meet any estimates of revenues or earnings for any period ending after the date of this Agreement; or (F) a decline in the price of the Purchaser Shares on the London Stock Exchange, provided that the exception in this sub-section (E) or (F) shall not prevent or otherwise affect the determination that any change, effect, circumstance or development underlying such decline has resulted or otherwise contributed to a BT Material Adverse Change. Any determination of BT Material Adverse Change shall exclude the effects of any matters disclosed in the Purchaser’s public filings as at the date of this Agreement (including any matters disclosed in the Purchaser’s announcement of financial results for the period ended 31 December 2014) and the effect of any remedies imposed by any of the CMA or the European Commission in relation to the Proposed Transaction;

BT NGN Claims means all outstanding claims, costs and amounts arising from or in connection with claims, rights or actions that the Purchaser has or may have, at any time in the future, against any Target Company in connection with the NGN Interconnect Charges for services terminated on the Purchaser’s network, but does not include any sum of money that has already been paid to the Purchaser by any Target Company prior to the date of this Agreement in connection with the above claims;

BT NGN Settlement Agreement means the agreement in the Agreed Form between the Purchaser and the Company to be agreed and executed after the date of this Agreement:

BT NGN Settlement Amount means the amount to be paid by the Company to the Purchaser to settle all BT NGN Claims, as set out in the Draft BT NGN Settlement Agreement;

BT Pension Scheme means the pension scheme now known as the BT Pension Scheme and which is currently governed by a trust deed and rules dated 20 March 2009 (as amended);

Business Day means a day other than a Saturday or Sunday or public holiday in England, Wales France, Frankfurt or Bonn, on which banks are open for general commercial business;

Business IP means the Owned IP and all other Intellectual Property Rights which have been used or are used by the Target Companies as at the date of Closing;

Business Plan means the business plan set out in section 1.3 of the Main VDR;

Cap Amount has the meaning given in Clause 2.4;

Capex means the cumulative consolidated amounts relating to assets resulting from the Capex Projects that have been capitalised in accordance with the Accounting Principles (whether or not paid at Closing) between 1 January 2015 and Closing;

Capex Adjustment means: (a) if the Capex is greater than the Target Capex by an amount exceeding 1 per cent. of Target Capex, the amount of such surplus (defined as a positive number) over 1 per cent. of Target Capex; or (b) if the Capex is less than the Target Capex by an amount exceeding 1 per cent. of the Target Capex, the amount of such deficit (defined as a negative number) over 1 per cent. of the Target Capex;

Capital Creditors means liabilities and accruals for work done in relation to Capex Projects and Capex spend to the extent that they have not been paid prior to Closing;

Capex Projects means, in relation to each Target Company and MBNL, the projects undertaken by that Target Company or MBNL to the extent that they relate to the creation, purchase, replacement, repair, refurbishment or improvement of, or addition to, any tangible or intangible assets owned or leased by that Target Company or MBNL; and Capex Project shall be construed accordingly.

Cardholder Data means the primary account number (PAN) together with any or all of the following items which may be retained with the PAN: “cardholder name”, “service code” and “expiration date” (as those terms are commonly understood in the payment card industry);

Carried Forward Loss has the meaning given in Part D of Schedule 7;

Cash means the aggregate of the line items identified as such in Exhibit 5 in each case as at Closing;

cash equivalents means short term, highly liquid investments which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes to value;

Circular has the meaning given in Clause 3.5(a);

Claim means any claim for breach of Seller Warranty or a claim by the Purchaser under the Tax Covenant;

Clean Team has the meaning given in Clause 23.6;

Clean Team Member has the meaning given in Clause 23.6;

Closing means completion of the sale and purchase of the Shares in accordance with the provisions of this Agreement;

Closing Date has the meaning given in Clause 5.1;

Closing Statement has the meaning given in paragraph 1 of Part B of Schedule 9;

CMA has the meaning given in Clause 3.1(d)(i);

Code means the City Code on Takeovers and Mergers as amended from time to time;

Collar Amount has the meaning given in Clause 2.4;

Company means EE Limited of Trident Place, Mosquito Way, Hatfield, Hertfordshire AL10 9BW (company number 02382161);

Competing Business has the meaning given in Clause 17.1(a);

Complete German FCO Notification means a complete notification filed with the German FCO pursuant to s.40(1) GWB;

Conditions means the conditions to Closing set out in Clause 3.1 and Condition means any of them;

Confidentiality Agreement means the confidentiality agreement between Deutsche Telekom, Orange S.A. and British Telecommunications plc dated 4 December 2014;

Confidential Information has the meaning given in Clause 23.1(a);

Consideration Shares means such number of Purchaser Shares as is equal to 16 per cent. of the issued share capital of the Purchaser immediately after the issue of the Consideration Shares, as varied in accordance with the terms of this Agreement;

Contractors means those individuals who provide services on contracts for services (whether in writing or otherwise) with the Target Companies;

Core Purchaser Warranties means the warranties set out in paragraphs 1.1 to 1.3 of Schedule 3;

Core Seller Warranties means the Public Documents Warranty and the warranties set out in paragraph 1 of Part B of Schedule 1 and paragraph 1.1 of Part G of Schedule 1;

Costs means obligations, liabilities, losses, damages, fines, costs (including reasonable legal costs) and expenses (including Taxation) in each case of any nature whatsoever;

Current Services has the meaning given in Clause 6.11;

Cyber Security Incident has the meaning given in paragraph 1.14(a) of Part C of Schedule 1;

Data Room means (i) the Main VDR and (ii) the physical data rooms made available to the Purchaser and/or its advisers at the offices of Clifford Chance LLP on or before 11.59pm on Friday 30 January 2015, together comprising copies of documents and other information relating to the Target Companies made available by the Sellers as listed on the data room index in the Agreed Form attached to the Disclosure Letter;

Debt means the aggregate of the line items identified as such in Exhibit 5 in each case as at Closing;

Debt Free/Cash Free Price has the meaning given in Clause 2.1;

Default Interest means interest at LIBOR plus 2 per cent.;

Disclosure Letter means, in relation to the obligations of each of the Sellers under the Seller Warranties, the letter from the Sellers to the Purchaser executed and delivered immediately before the signing of this Agreement;

Disclosure and Transparency Rules means the Disclosure and Transparency Rules of the Financial Conduct Authority pursuant to the FSMA;

Dividend means any dividend (including an interim dividend) or distribution (whether of cash, assets or other property) declared or paid, to some or all Purchaser Shareholders, whether payable out of share premium account, profits, retained earnings or any other income, capital or revenue reserve or account or otherwise, and including a distribution or payment to Purchaser Shareholders upon or in connection with a reduction or repayment of capital;

Draft BT NGN Settlement Agreement means the draft form of settlement agreement in the Agreed Form as at the date of this Agreement;

DT Holdings Cash Consideration has the meaning given in Clause 2.4(c);

DT Holdings Consideration Shares has the meaning given in Clause 2.4(a);

DT Director Appointment Letter means the appointment letter or substantially in the Agreed Form as at the date of this Agreement;

DT Holdings’ Bank Account means DT Holdings’ bank account as notified to the Purchaser in writing on or before 5 Business Days prior to Closing;

Economic Sanctions Law means any economic or financial sanctions administered by OFAC, the US State Department, the United Nations, the European Union or any member state thereof, or any other national economic sanctions authority;

EE Material Adverse Change means a material adverse change, effect, circumstance or development in relation to the financial condition, properties, assets, liabilities, business or results of operations or prospects of the Company and the Target Group, taken as a whole, excluding any such effect resulting from: (A) changes or conditions generally affecting the UK or the global economy of financial markets or the UK mobile wireless voice and data industry; (B) acts of war or terrorism or escalation of hostilities; (C) weather related conditions; (D) changes to applicable accounting policies or applicable law or regulation except to the extent such change disproportionately affects the Target Companies relative to other companies in the UK mobile wireless and voice data industry; (E) the failure by the Company to meet any estimates of revenues or earnings for any period ending after the date of this Agreement, provided that the exception in this sub-section (E) shall not prevent or otherwise affect the determination that any change, effect, circumstance or development underlying such decline has resulted or otherwise contributed to an EE Material Adverse Change. Any determination of EE Material Adverse Change shall exclude the effects of any matters disclosed in the Sellers’ and/or any Target Company’s public filings as at the date of this Agreement (including any matters disclosed in the Sellers’ and/or EE Finance plc’s announcements of financial results) and fairly disclosed in the Disclosure Letter and/or the Data Room and the effect of any remedies imposed by any of the CMA or the European Commission in relation to the Proposed Transaction;

Employees means the UK based employees of the Company immediately prior to Closing;

Environment means (i) all or any of the following media, namely air (including the air within buildings or other natural or man-made structures above or below ground), water (including surface or ground water, water in pipes, drainage or sewerage systems) and/or land and (ii) any living organisms (including human beings) or systems supported by all or any of those media;

Environmental Consents means any permit, licence, authorisation, approval, registration or consent required under or in relation to Environmental Laws and shall include, for the avoidance of doubt, any assessment required under Environmental Laws as a pre-condition to the grant of any permit, licence, authorisation, approval or consent under any other laws, including without limitation any Planning Laws;

Environmental Laws means all or any international, European Union, national, state, federal, regional or local laws (including common law, statute law, civil, criminal and administrative law), together with all subordinate legislation, codes of practice, guidance notes, circulars, decisions, decrees, ordinances, regulations, orders, by-laws and judgments relating to Environmental Matters, together with any judicial or administrative interpretation of each of the foregoing;

Environmental Matters means all or any matters relating to the pollution or protection of the Environment, and shall include, without limitation:

(a)	the use, storage, handling, emission or disposal of Hazardous Substances;

(b)	the creation or emission of any nuisance, noise or vibrations; and

(c)	human health and safety (including the health and safety of customers, neighbours, employees, occupiers and invitees, and fire safety);

Estimated Capex means the estimate (being a positive number) of what the Capex will be as at Closing, as calculated and set out in accordance with Part A of Exhibit 5;

Estimated Cash means the estimate of what the Cash will be at Closing, as calculated and set out in accordance with Exhibit 5;

Estimated Closing Statement has the meaning given in Clause 2.2;

Estimated Debt means the estimate of what the Debt will be as at Closing, as calculated and set out in accordance with Exhibit 5;

Estimated Working Capital means the estimate of what the Working Capital will be at Closing, as calculated and set out in accordance with of Exhibit 5;

Exchange Rate means with respect to a particular currency for a particular day the spot rate of exchange (the closing mid-point) for that currency into [sterling] on such date as published in the London edition of the Financial Times first published thereafter or, where no such rate is published in respect of that currency for such date, at the rate quoted by Barclays Bank as at the close of business in London as at such date;

Exhibits means exhibits 1 to 7 to this Agreement, and Exhibit shall be construed accordingly;

Existing Allotment Authority means the general authority to allot shares granted to the directors of the Purchaser by its shareholders at its most recent annual general meeting held from time to time or any specific authority to allot the Consideration Shares granted to the directors of the Purchaser by its shareholders at any general meeting of the Purchaser held in connection with the Proposed Transaction from time to time;

Final Price has the meaning given in Clause 2.1;

Financial Adjustments means any adjustment(s) required in accordance with Part C of Schedule 9;

Financial Debt means all borrowings and other indebtedness by way of overdraft, acceptance credit or similar facilities, loan stocks, bonds, debentures, notes, trade receivables or inventory financing, finance leases, bills of exchange and the negative fair market value of interest rate derivative instruments;

Firm has the meaning given in paragraph 7 of Part B of Schedule 9;

FSMA means the Financial Services and Markets Act 2000 as amended at the date of this Agreement;

Full Title Guarantee means that the same covenants shall be deemed to be given by the Sellers on Closing in relation to the Shares as are implied under Part I of the Law of Property Miscellaneous Provisions Act 1994 where a disposition is expressed to be made with full title guarantee;

General Offer has the meaning given in Clause 18.1(b);

General Meeting has the meaning given in Clause 3.5(a);

Governmental Entity means any supra national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, importing or other-governmental or quasi-governmental authority, including the European Commission, the CMA, the Financial Conduct Authority, the UK Listing Authority and any Tax Authority;

Group means, in accordance with the context:

(a)	in relation to DT Holdings, DT Holdings and any subsidiary or holding company of DT Holdings and any subsidiary of any such holding company from time to time but excluding the Target Companies; and

(b)	in relation to Orange Holdings, Orange Holdings and any subsidiary or holding company of Orange Holdings and any subsidiary of any such holding company from time to time but excluding the Target Companies; and

(c)	in relation to the Purchaser, the Purchaser and any subsidiary or holding company of the Purchaser and any subsidiary of any such holding company from time to time, but excluding the Target Companies.

Group Agreement has the meaning given in paragraph 8.5 of Part B of Schedule 1;

Group Service Agreements has the meaning given in Clause 6.11;

Hazardous Substances means any material or substance, including waste, which, alone or in combination with other substances, causes or may cause harm or damage to the Environment or detriment to the health and safety of any person including, for the avoidance of doubt, smoke, asbestos or asbestos containing materials, energy, radiation, radioactive substances, or electromagnetic fields;

Hutchison 3G means Hutchison 3G (UK) Limited;

Hutchison 3G Contracts means the MBNL Agreements to which Hutchison is a party as listed in Exhibit 6;

IFRS means the body of pronouncements issued by the International Accounting Standards Board (IASB), including International Financial Reporting Standards and interpretations approved by the IASB, International Accounting Standards and Standing Interpretations Committee interpretations approved by the predecessor International Accounting Standards Committee;

Initial Price means the price payable on Closing under Clause 2.3;

Intellectual Property Rights or IPR means:

(a)	patents, utility models and rights in inventions;

(b)	rights in each of know-how, Confidential Information and trade secrets (Know-How);

(c)	trademarks, service marks, rights in logos, trade names, rights in each of get-up and trade dress, rights to sue for passing off (including trade mark-related goodwill), rights to sue for unfair competition, and domain names;

(d)	copyright, moral rights, database rights, rights in designs, and semiconductor topography rights;

(e)	any other intellectual property rights; and

(f)	all rights or forms of protection, subsisting now or in the future, having equivalent or similar effect to the rights referred to in paragraphs (a) to (e) above,

in each case: (i) anywhere in the world; (ii) whether unregistered or registered (including all applications, rights to apply and rights to claim priority); and (iii) including all divisionals, continuations, continuations-in-part, reissues, extensions, re-examinations and renewals;

interest in shares or securities shall be construed in accordance with the Code;

Inter Company Non-Trading Payables means in relation to each Target Company, any amounts owed as at Closing by that Target Company to any member of the Sellers’ Groups which have the characteristics of an intra-group loan or current account, together with accrued interest if any, up to the date of Closing on the terms of the applicable debt;

Inter Company Non-Trading Receivables means, in relation to each Target Company, any amounts owed as at Closing to that Target Company by any member of the relevant Seller’s Group which have the characteristics of an intra-group loan or current account, together with accrued interest, if any, up to the date of Closing on the terms of the applicable debt;

International Human Rights Standards means (1) the UN Guiding Principles on Business and Human Rights and (2) such of those instruments and rights as are referred to at Principle 12 of the UN Guiding Principles on Business and Human Rights as are applicable in the circumstances;

ITEPA 2003 means the Income Tax (Earnings and Pensions) Act 2003;

IT Contract means any third party contract under which an IT System is licensed, leased, supplied, maintained or supported;

IT Systems means the information and communications technologies used by the Target Companies, including hardware, software, networks (other than the Network) and associated documentation;

Jointly Owned IP means the Intellectual Property Rights owned jointly by the Target Companies and any third party or third parties;

Key Managers means the current Chief Executive Officer of the Company and the Employees who report directly to the Chief Executive Officer (being the grade level 19 Employees in the Company);

Know-How has the meaning given in the definition of Intellectual Property Rights found in this Schedule;

Last Accounts means the audited consolidated financial statements of the Company in respect of the financial year ended on the Last Accounts Date in the Agreed Form;

Last Accounts Date means 31 December 2014;

Legacy Marks has the meaning given to it in Clause 16.2;

LIBOR means the London interbank offered rate per annum for deposits in GBP for a period of one month which is displayed on pages LIBOR01 or LIBOR02 of the Reuters screen (or any replacement Reuters page which displays that rate, or on the appropriate page of such other information service which publishes that rate from time to time in place of Reuters) at or about 11.00a.m. London time on the date on which payment of the sum under this Agreement was due but not paid;

Listing Rules means the Listing Rules of the Financial Conduct Authority pursuant to the FSMA;

London Stock Exchange means London Stock Exchange plc;

Longstop Date means the date falling 18 months from the date of this Agreement;

Main VDR means the online virtual data room hosted by Intralinks entitled “Project Bird – Main” as at 11.59pm on Friday 30 January 2015;

Mainline means Mainline Communications Group PLC;

Management Reports means the unaudited monthly management reports during the period commencing on 1 January 2014 and ending on the Management Reports Date, each in the form contained in Section 2.6.2.1 of the Main VDR;

Management Reports Date means 30 September 2014;

Mast Sites means sites occupied, inter alia, by equipment relating to the radio access network operated by the Target Group, including masts and antennae for the reception and emission of radio frequency signals;

Material Properties means the freehold and leasehold interests of the Target Companies brief particulars of which are set out in Exhibit 4 and Material Property means any one of them;

Material Spectrum Licences means the Licences granted by Ofcom to the Target Companies for the use of radio frequency in the 800MHz, 2.6GHz, 1800 MHz, 2100 MHz and 32 GHz set out in Section 4.5.1.1 of the Main VDR;

MBNL means Mobile Broadband Network Limited, a company incorporated in England and Wales (registered no. 06375220), whose registered office is at 6 Anglo Office Park, 67 White Lion Road, Amersham, Buckinghamshire HP7 9FB;

MBNL Agreements means the MBNL Agreements to which Hutchison is a party as listed in Exhibit 7;

MBNL Back-to-Back Guarantee means the deed of guarantee, in the Agreed Form, between Deutsche Telekom and BT, pursuant to which BT agrees to counter-guarantee Deutsche Telekom up to 100% of any amount which could be claimed by Hutchison 3G pursuant to the MBNL Guarantee;

MBNL Disclosure Process means the disclosure process in relation to the Hutchison 3G Contracts and the MBNL Agreements agreed by email on 27 January 2015 between Hutchison 3G and the Purchaser;

MBNL Guarantee means the deed of guarantee entered into on 18 December 2007, pursuant to which Deutsche Telekom guaranteed up to £750,000,000 of amounts payable by the Company to Hutchison 3G pursuant to the transaction agreements in respect of the Company’s joint venture with Hutchison 3G;

Mobilise means Mobilise Telecommunications Limited;

MVNO means mobile virtual network operator;

Network has the meaning given in paragraph 6 of Part B of Schedule 1;

NGN means non-geographic numbers including those beginning with 080, 0845, 0870, 0844/5, 0871/2/3 and 09;

NGN Interconnect Charges means all wholesale variable ladder pricing charges levied by a terminating operator in relation to calls to NGN, which are tied, linked or otherwise in any way related or connected to the amounts charged by any Target Company for calls to NGN, but does not include any relevant fixed charges payable for these services;

Non Tax Claim means a Claim other than a Tax Claim;

Objection Notice has the meaning given in paragraph 3 of Part B of Schedule 9;

OFAC means the Office of Foreign Assets Control of the US Department of the Treasury;

Ofcom means the Office of Communications;

Official List means the premium segment of the Official List maintained by the Financial Conduct Authority;

Orange Holdings Cash Consideration has the meaning given in Clause 2.4(d);

Orange Holdings Consideration Shares has the meaning given in Clause 2.4(b);

Orange Holdings Standstill and Lock-Up Agreement means the standstill and lock-up agreement in the Agreed Form between Orange Holdings and the Purchaser;

Orange Holdings’ Bank Account means Orange Holdings’ bank account as notified to the Purchaser in writing on or before 5 Business Days prior to Closing;

Orange Pension Scheme means the defined contribution occupational pension scheme provided for employees of Orange Holdings’ Group;

Ordinary-Course Dividend means a Dividend which does not exceed that contemplated by the Purchaser’s Dividend Policy and:

(a)	in respect of the financial year ending 31 March 2015, any Dividend shall, to the extent it exceeds 12.6 pence per Purchaser Share when aggregated with other Dividends for that year, be regarded as exceeding the Purchaser’s Dividend Policy; and

(b)

in respect of the financial year ending 31 March 2016, any interim Dividend(s) shall, to the extent it/they exceed(s) 4.5 pence per Purchaser Share, be regarded as exceeding the Purchaser’s Dividend Policy, and any

Dividend shall, to the extent it exceeds 14.5 pence per Purchaser Share when aggregated with other Dividends for that year, be regarded as exceeding the Purchaser’s Dividend Policy;

Ordinary-Course Share Buy Back means a Share Buy Back which does not exceed that contemplated by the Purchaser’s Share Buy Back Policy;

Other TCP means other telecoms operators excluding the Purchaser Group;

Other TCP NGN Claims means all claims, costs and amounts arising from or in connection with claims, rights or actions that Other TCPs have against any Target Company in connection with the NGN Interconnect Charges or such similar charges that have been raised or may be raised by any Other TCP on similar number ranges for services that terminate on that Other TCP’s network;

Other TCP NGN Provision has the meaning given to it in Clause 10.1(e)(i);

Owned IP means the Intellectual Property Rights owned by the Target Companies;

PAN has the meaning given in the definition of Cardholder Data in this Schedule;

Payee Party has the meaning given in Clause 21.2;

Paying Party has the meaning given in Clause 21.2;

Payroll Tax means any Tax imposed in any jurisdiction on employment income for which the employer is liable to account directly to a Tax Authority on behalf of the employee, together with any national insurance or other social security contributions in respect of the same (whether a liability of the employee or the employer);

PCI-DSS means the Payment Card Industry Data Security Standards issued by the PCI Security Standards Council from time to time and set out at https://www.pcisecuritystandards.org;

Pension Scheme means the EE Pension Scheme which is currently governed by the rules dated 18 February 2013 as amended by way of the deeds of amendment disclosed in the section 6.7 of the Main VDR;

Pensions Regulator means the UK regulator of work-based pension schemes established pursuant to Part 1 of the Pensions Act 2004;

Permitted Business has the meaning given in Clause 17.2;

Permitted Encumbrance means Third Party Rights arising in the ordinary course of business or by operation of law;

Permitted Share Issue means (i) a single placing of new Purchaser Shares within 6 months of the date of this Agreement provided that the gross proceeds of such placing do not exceed £2 billion; and (ii) the creation, allotment or issue or grant of any option over or rights to subscribe for any Purchaser Shares or any securities or equity interests (including options, warrants or other rights) convertible into or exchangeable for Purchaser Shares or other Shares or Share Capital of the Purchaser or any subsidiary under the Purchaser Group Employee Share Plans in accordance with the Purchaser’s existing policy and practice as at the date of this Agreement;

Personal Pension Schemes has the meaning given to that term in section 1 of the Pension Schemes Act 1993;

Phase 2 CMA Reference means a reference by the CMA to its chair for the constitution of a group under Schedule 3 to the Enterprise and Regulatory Reform Act 2013;

Phones4U means any of the following entities: (i) Phones 4U Limited, a company incorporated in England and Wales with company number 03154198 with its registered office at Benson House, 33 Wellington Street, Leeds, West Yorkshire LS1 4JP; (ii) 4U Limited, a company incorporated in England and Wales with company number 05956865 with its registered office at Benson House, 33 Wellington Street, Leeds, West Yorkshire LS1 4JP; and (iii) Life Mobile Limited, a company incorporated in England and Wales with company number 05956966 with its registered office at Benson House, 33 Wellington Street, Leeds, West Yorkshire LS1 4JP, and/or any holding company or subsidiary, or any subsidiary of any holding company, of any of the entities listed at (i) to (iii) above;

Pre-Closing Period means the period from and including the date of this Agreement to and including the Closing Date;

Properties means the freehold and leasehold interests of the Target Companies brief particulars of which are set out in Exhibit 4; and Property means any one of them;

Proposed Transaction means the transaction contemplated by the Transaction Documents;

Prospectus means a prospectus to be produced by the Purchaser in accordance with the Prospectus Rules in relation to the Consideration Shares;

Prospectus Rules means the Prospectus Rules of the Financial Conduct Authority pursuant to FSMA;

Protected Territories has the meaning given in Clause 17.1(b);

Public Documents Warranty means the warranty at paragraph 1.15 of Part B of Schedule 1;

Purchaser Change of Control means a change of control to a single person and its concert parties of an interest in Purchaser Shares carrying in aggregate more than 50 per cent. of the voting rights of the Purchaser;

Purchaser Claim means any claim for breach of Purchaser Warranty;

Purchaser Group Employee Share Plans means the share option and share award plans of the Purchaser Group, as at the date of this Agreement, being BT Group Employee Sharesave Scheme, BT Group International Employee Sharesave Scheme, BT Group Employee Share Investment Plan, BT Group Employee Stock Purchase Plan, BT Group Incentive Share Plan, BT Group Retention Share Plan, BT Group Deferred Bonus Plan and BT Group Global Share Option Plan;

Purchaser Obligation means any representation, covenant, warranty or undertaking to indemnify given by the Purchaser to the Sellers under this Agreement (including the Tax Covenant) other than any covenant or undertaking given by the Purchaser pursuant to Clause 2 (Price);

Purchaser Shareholders means holders of Purchaser Shares from time to time;

Purchaser Shares means ordinary shares of five pence each in the share capital of the Purchaser;

Purchaser Warranties means the warranties to be given by the Purchaser set out in Schedule 3;

Purchaser’s Bank Account means the Purchaser’s bank account as notified to the Sellers in writing on or before 5 Business Days prior to Closing;

Purchaser’s Dividend Policy means the policy, as set out in the Purchaser’s annual report for the year ended 31 March 2014, to grow the Purchaser’s dividend per Purchaser Share by 10 per cent. to 15 per cent. in each of the financial years 2014/2015 and 2015/2016 (and any substantially similar dividend policy announced or published by the Purchaser in respect of any subsequent financial years);

Purchaser’s Share Buy Back Policy means the policy, as set out in the Purchaser’s Annual Report for the year ended 31 March 2014, in respect of annual share buy backs of around £300,000,000 in the 2014/2015, 2015/2016 financial years (and any substantially similar buy back policy announced or published by the Purchaser in respect of any subsequent financial years);

Real Estate Service Contracts means the contracts with Cushman & Wakefield, Gerald Eve, Capa and Integral identified at slides 12, 13, 198 and 19 20 of the presentation entitled ‘Expert Session: Real Estate’ dated January 2015 and contained in the Main VDR at 8.1.12;

Recipient has the meaning given in Clause 20.5;

Reference Price has the meaning given in Clause 2.4;

Registered Jointly Owned IP means any Jointly Owned IP that is registered or the subject of an application for registration;

Registered Owned IP means any Owned IP that is registered or the subject of an application for registration;

Relationship Agreement means the relationship agreement in the Agreed Form between DT Holdings and the Purchaser;

Related Party Agreements has the meaning given in paragraph 1(i) of Schedule 5;

Relevant Public Document means the Announcement, the Circular, the Prospectus (or any supplements or amendments thereto), as the case may be;

Relevant Benefits has the meaning given in section 393B of ITEPA 2003 but as if the exceptions contained in subsections (2) and (3) were omitted;

Relief has the meaning given in Part D of Schedule 7;

Reorganisation means any consolidation, reclassification, subdivision, capitalisation issue or other share capital reorganisation of Purchaser Shares;

Representatives has the meaning given in Clause 23.1(b);

Resolution has the meaning given in Clause 3.1(a);

Retail Properties means the shops and retail unit used by the Target Companies;

Retirement Benefits Scheme means the Pension Scheme and the funded unapproved retirement benefit schemes established to provide pension benefits for former employees who were members of the Orange Pension Scheme;

Ruling has the meaning given in Part B of Schedule 7;

Sanctioned Person means any person or organisation:

(a)	designated on the list of Specially Designated Nationals and Blocked Persons maintained by OFAC, the Consolidated List of Financial Sanctions Targets or list of Investment Ban Targets, the Consolidated List of Persons, Groups and Entities Subject to EU Financial Sanctions maintained by the European Commission, or any other list of targeted persons, entities, groups or bodies issued by the UN, US, EU, UK (or any other member state of the EU);

(b)	that is, or is part of, a government of a Sanctioned Territory;

(c)	owned or controlled by, or acting on behalf of, any of the foregoing;

(d)	incorporated or located within or operating from a Sanctioned Territory; or

(e)	otherwise targeted under any Economic Sanctions Law;

Sanctioned Territory means any country or other territory subject to a general export, import, financial or investment embargo under any Economic Sanctions Law;

Securities Act has the meaning given in paragraph 1.6 of Part B of Schedule 1;

Security means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect;

Seller means either DT Holdings or Orange Holdings, as applicable;

Seller JV Company has the meaning given in paragraph 8.5 of Part B of Schedule 1;

Seller Obligation means any representation, covenant, warranty or undertaking to indemnify given by the relevant Seller to the Purchaser under this Agreement (including the Tax Covenant);

Seller Warranties means the warranties set out in Part B to Part Gof Schedule 1 and the Tax Warranties;

Sellers’ Claim Representative has the meaning given in Clause 9.1;

Share Buy Back means any direct or indirect buy back, redemption or other repurchase by the Purchaser of Purchaser Shares (or any depositary receipts or other receipts or certificates representing Purchaser Shares);

Share Issue means any issue of Purchaser Shares (including those held in treasury);

Shares means the A Shares and the B Shares which together represent the total issued share capital of the Company;

Spin-Off means:

(a)	a distribution of Spin-Off Securities by the Purchaser to Purchaser Shareholders as a class; or

(b)	any issue, transfer or delivery of any property or assets (including cash or shares or other securities of or in or issued or allotted by any entity) by any entity (other than the Purchaser) to Purchaser Shareholders as a class or, in the case of or in connection with a scheme of arrangement (pursuant to Part 26 of the Companies Act 2006), Purchaser Shareholders immediately prior to the scheme of arrangement, as a class pursuant in each case to any arrangements with the Purchaser or any of its subsidiaries, excluding in each case any alternative transaction (as such term is referred to in Clause 12.2(c));

Spin-Off Securities means equity share capital of an entity other than the Purchaser or options, warrants or other rights to subscribe for or purchase equity share capital of an entity other than the Purchaser;

Statutory Accounts means, in relation to any financial year of any Target Company, the audited balance sheet of that Target Company (and, where relevant, the audited consolidated balance sheet of that Target Company and its subsidiaries) and the audited profit and loss account of that Target Company (and, where relevant, the audited consolidated profit and loss account of that Target Company and its subsidiaries), and the audited cash flow statement of that Target Company (and, where relevant, the audited consolidated cash flow statement of that Target Company and its subsidiaries), as at the Accounts Date in respect of the Company, Orange Personal Communications Services Limited, Weve Limited, Everything Everywhere Limited, Mobile Broadband Network Limited, EE Finance plc, Orange Home UK Limited, EE (Group) Limited, Orange FURBS Trustees Limited, EE Communications (South Africa) Proprietary Limited and as at 31 October 2012 in respect of Midland Communications Distributions Limited, as at 31 March 2014 in respect of Orange Services India Private Limited, as at 31 August 2014 in respect of Mainline Communications Group plc, as set out in sections 1.1.1 and 1.1.2 of the Main VDR including, in respect of the Company consolidated audited financial statements prepared in accordance with IFRS and audited financial statements prepared in accordance with UK generally accepted accounting practice, together with any notes, reports, statements or documents included in or annexed or attached to them;

Supplier has the meaning given in Clause 21.1;

Surrender has the meaning given in Part D of Schedule 7;

Surviving Provisions means Clauses 12 (Break Fee), 22 (Announcements), 23 (Confidentiality), 24 (Assignment), 26 (Costs), 27(Notices), 28 (Conflict with other Agreements), 29 (Whole Agreement and Several Obligations), 30 (Waivers, Rights and Remedies), 33 (Variations), 34 (Invalidity), 35 (Third Party Enforcement Rights), 36 (Governing Law and Dispute Resolution) and Schedule 10 (Definitions and Interpretation);

T-Systems means T-Systems Limited (a company incorporated in England and Wales with company number 01668706) and any subsidiary or holding company or subsidiary of such holding company thereof;

T-Systems Dispute has the meaning given to it in paragraph 9(ii) of Schedule 5;

Target Capex means the forecasted cumulative consolidated Capex (being a positive number) for the period between 1 January 2015 and Closing according to Exhibit 5;

Target Companies means the companies details of which are set out in Exhibit 2, and Target Company means any one of them;

Target Group means all of the Target Companies;

Target Working Capital means - £850,000,000 (negative eight hundred and fifty million pounds sterling);

Tax or Taxation has the meaning given in Part D of Schedule 7;

Tax Authority has the meaning given in Part D of Schedule 7;

Tax Claim means a claim for breach of any of the Tax Warranties or a claim by the Purchaser under the Tax Covenant and

Tax Covenant means Part C of Schedule 7;

Tax Liability has the meaning given in Part D of Schedule 7;

Tax Warranties means (i) the warranties to be given by the Sellers set out in Part B of Schedule 7 and (ii) any other Seller Warranty to the extent that a Tax Liability is the subject matter of any Claim for breach of that Seller Warranty;

Third Party Assurances means all guarantees, indemnities, counter indemnities and letters of comfort of any nature given (i) to a third party by a Target Company in respect of any obligation of a member of the Seller’s Group; and/or (as the context may require) (ii) to a third party by a member of the Seller’s Group in respect of any obligation of a Target Company;

Third Party Claim has the meaning given in Clause 9.1;

Third Party Right means any interest or equity of any person (including any right to acquire, option or right of pre-emption or conversion) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement, or any agreement to create any of the above;

Transaction Documents means this Agreement, the Disclosure Letter, the Relationship Agreement, the Orange Holdings Standstill and Lock-Up Agreement and any other documents in the Agreed Form or deemed by agreement of the parties to be a Transaction Document;

Transfer Regulations means the Transfer of Undertakings (Protection of Employment) Regulations 2006 or any applicable equivalent legislation in jurisdictions outside the United Kingdom;

Transitional Services Agreement has the meaning given in Clause 6.11;

Unconditional Date has the meaning given in Clause 3.22;

UK Listing Authority means the Financial Conduct Authority acting in its capacity as the competent authority under FSMA;

Variable Range has the meaning given in Clause 2.4;

VAT means value added tax and any similar sales or turnover tax;

VAT Recipient has the meaning given in Clause 21.1;

Working Capital means the aggregate of the line items identified as such in Exhibit 5, in each case as at Closing; and

Working Hours means 9.30am to 5.30pm in the relevant location on a Business Day in the place of receipt of a notice.

Interpretation

2.	In this Agreement, unless the context otherwise requires:

(a)	(i) a “subsidiary” or “holding company” is to be construed in accordance with section 1159 (and Schedule 6) of the Companies Act 2006 and for the purposes of this definition, a person shall be treated as a member of another person if any of that person’s subsidiaries is a member of that other person, or if any shares in that other person are held by a person acting on behalf of it or any of its subsidiaries and (ii) a “subsidiary undertaking” or “parent undertaking” is to be construed in accordance with section 1162 (and Schedule 7) of the Companies Act 2006. A subsidiary and a subsidiary undertaking shall include any person the shares or ownership interests in which are subject to security and where the legal title to the shares or ownership interests so secured are registered in the name of the secured party or its nominee pursuant to such security;

(b)	references to a person include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);

(c)	headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;

(d)	references to any English legal term or concept shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(e)	references to sterling or pounds sterling or £ are references to the lawful currency from time to time of England;

(f)	for the purpose of applying a reference to a monetary sum expressed in sterling, an amount in a different currency shall be deemed to be an amount in sterling translated at the Exchange Rate at the relevant date (which in relation to a Claim, shall be the date of receipt of notice of that Claim under Schedule 2);

(g)	any statement in this Agreement qualified by the expression to the best of the relevant Seller’s knowledge or so far as the relevant Seller is aware or any similar expression shall be deemed to include an additional statement that it has been made after making reasonable enquiry, of Olaf Swantee (CEO); James Blendis (General Counsel); Stephen Harris (Chief Corporate & Strategy Officer); Neal Milsom (CFO); Patrick Bradley (Chief HR Officer); Fotis Karonis (CTO); Kristina Barbov (in respect of warranties contained in Schedule 1 Part B, paragraphs 5.1, 5.4, 5.5 and 9.2 only); Matthew Wherry (in respect of warranties contained in Schedule 1 Part B, paragraphs 5.1, 6.5, 7.2, 7.3 and 9 and Part D, paragraphs 1.2, 1.5, 1.6 and 3.2 only); Matthew Redding (in respect of warranties contained in Schedule 1 Part B, paragraphs 6.5, 8.6 and 8.8 and Part G only); Huw Edwards and Mike Powell (in respect of the Tax Warranties only); Nicola Matthias (in respect of warranties contained in Schedule 1 Part F, paragraphs 1.1, 1.2, 1.3, 1.4, 1.5, 1.9, 1.10, 1.11, 1.12, 1.13 and 1.14 only); and Mansoor Hanif (in respect of warranties contained in Schedule 1 Part B paragraphs 6.1 to 6.4; and

(h)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

Enactments

3.	Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to (i) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment which that enactment re-enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, as amended, consolidated or re-enacted as described in (i) or (ii) above, except to the extent that any of the matters referred to in (i) to (iii) occurs after the date of this Agreement and increases or alters the liability of the Sellers or the Purchaser under this Agreement.

Schedules and Exhibits

4.	The Schedules and Exhibits comprise schedules and exhibits to this Agreement and form part of this Agreement.

Inconsistencies

5.	Where there is any inconsistency between the definitions set out in this Schedule and the definitions set out in any Clause or any other Schedule, then, for the purposes of construing such Clause or Schedule, the definitions set out in such Clause or Schedule shall prevail.

SIGNATURE

This Agreement is signed by duly authorised representatives of the parties:

SIGNED	)	NICK MCLEAN
for and on behalf of	)
T-MOBILE HOLDINGS LIMITED	)	YVONNE FERN

SIGNED	)	YOHANN GBAHOUE
for and on behalf of	)
ORANGE	)
TELECOMMUNICATIONS	)
GROUP LIMITED	)

SIGNED	)	TOBY PHILIPPS
for and on behalf of	)
BT GROUP PLC	)

SIGNED	)	TIMOTHEUS HŐTTGES
for and on behalf of	)
DEUTSCHE TELEKOM, a company	)	THOMAS DANNENFELDT
incorporated under the laws of the	)
Federal Republic of Germany by	)
a person being authorised under	)
the laws of that territory to sign	)
on behalf of Deutsche Telekom	)

SIGNED	)	CECILE AMAYEN
for and on behalf of	)
ORANGE S.A., a company	)
incorporated under the laws of the	)
French Republic by a person being	)
authorised under the laws of that	)
territory to sign on behalf of Orange S.A.	)

Exhibit 1

Third Party Assurances

Part A: Third Party Assurances given by Sellers’ Groups

1.1	Lease agreement between API (No 14) Limited (as landlord), the Company (as tenant) and T-Mobile International AG (as guarantor), dated 19 March 2002, in respect of Building 1, Plot 1000, Hatfield Aerodrome Business Park, pursuant to which Deutsche Telekom (having assumed T-Mobile International AG’s obligations upon its merger with T-Mobile International AG) guaranteed the Company’s obligations under the lease;

1.2	Lease agreement between API (No 14) Limited (as landlord), the Company (as tenant) and T-Mobile International AG (as guarantor), dated 20 May 2002, in respect of Building 2, Plot 1000, Hatfield Aerodrome Business Park, pursuant to which Deutsche Telekom (having assumed T-Mobile International AG’s obligations upon its merger with T-Mobile International AG) guaranteed the Company’s obligations under the lease;

1.3	Lease agreement between API (No 14) Limited (as landlord), the Company (as tenant) and T-Mobile International AG (as guarantor), dated 13 January 2003, in respect of Building 3/4, Plot 1000, Hatfield Aerodrome Business Park, pursuant to which Deutsche Telekom (having assumed T-Mobile International AG’s obligations upon its merger with T-Mobile International AG) guaranteed the Company’s obligations under the lease;

1.4	Lease agreement between API (No 14) Limited (as landlord), the Company (as tenant) and T-Mobile International AG (as guarantor), dated 7 November 2002, in respect of Building 5, Plot 1000, Hatfield Aerodrome Business Park, pursuant to which Deutsche Telekom (having assumed T-Mobile International AG’s obligations upon its merger with T-Mobile International AG) guaranteed the Company’s obligations under the lease;

1.5	Lease agreement between API (No 14) Limited (as landlord), the Company (as tenant) and T-Mobile International AG (as guarantor), dated 7 November 2002, in respect of Building 6, Plot 1000, Hatfield Aerodrome Business Park, pursuant to which Deutsche Telekom (having assumed T-Mobile International AG’s obligations upon its merger with T-Mobile International AG) guaranteed the Company’s obligations under the lease;

1.6	Deed of guarantee entered into on 18 December 2007, pursuant to which Deutsche Telekom guaranteed up to £750,000,000 of amounts payable by the Company to Hutchinson 3G pursuant to the transaction agreements in respect of the Company’s joint venture with Hutchison 3G (the “Hutchison Guarantee”);

1.7	Deed of guarantee entered into on 6 October 2000 pursuant to which Deutsche Telekom granted a surety, of an amount equal to £5,000,000, in favour of the National Assembly for Wales, in respect of the Company’s obligation to repay a grant to the National Assembly of Wales;

1.8	Absolute suretyship pursuant to which Deutsche Telekom granted a surety, in favour of Nortel Networks UK Limited, pursuant to a GPRS Frame Agreement between Nortel Networks UK Limited and the Company, entered into on or around 18 February 2003; and

Part B: Third Party Assurances given by Target Companies

None

Exhibit 2

Information on Target Companies

Part A Details of the Company

1.	Name:	EE Limited

2.	Date of Incorporation:	10/05/1989

3.	Place of Incorporation:	United Kingdom

4.	Type of Company:	Private limited company

5.	Registered Number:	02382161

6.	Registered Office:	Trident Place, Mosquito Way, Hatfield, Hertfordshire AL10 9BW

7.	Directors:	Delphine Ernotte Cunci Michail Tsamaz Thomas Dannenfeldt Neal Milsom Gervais Gilles Pellissier Olaf Swantee

8.	Company Secretary:	James Alexander Blendis

9.	Authorised Capital:	N/A

10.	Issued Capital:	22,050,306 ordinary £1 shares

11.	Registered Shareholders:	T-Mobile Holdings Limited (11,025,153 Ordinary A) Orange Telecommunications Group Limited (11,025,153 Ordinary B)

12.	Accounting Reference Date:	31/12

13.	Auditors:	Ernst & Young LLP

14.	Shareholdings in subsidiaries and other companies:	Orange Personal Communications Services Limited	02178917	100% ordinary shares	(non-trading)

		EE Pension Trustee Limited	03911403	100% ordinary shares	(non-trading)

		EE Finance plc	07844526	100% ordinary shares	(trading)

		Everything Everywhere Limited	08263590	100% ordinary shares	(dormant)

		EE Services Limited	08871786	100% ordinary shares	(trading)

		EE Communications (South Africa) Proprietary Limited	2013/082515/07	100% ordinary shares	(trading)

		Mainline Communications Group Plc	02862068	73.99899% ordinary shares[1]	(trading)

		Mobile Broadband Network Limited	06375220	50% ordinary shares	(trading)

		Weve Limited	08178832	100% ordinary EE A £1 shares 0% ordinary Telefonica A £1 shares 0% ordinary Vodafone A £1 shares; 33% ordinary B £1 shares	(trading)

		Digital Mobile Spectrum Limited	08247385	25% ordinary shares	(trading)

15.	Registered mortgages and charges:	Charge created 03/02/00 registered 22/02/00 – Unsatisfied Charge created 31/10/00 registered 14/11/00 – Unsatisfied Charge created 30/06/05 registered 21/07/05 – Unsatisfied

[1]	Note – EE Limited is beneficially entitled to 100% of the Mainline Communications Group plc shares following a purchase of 15,812 ordinary shares from Orange Personal Communications Services Limited in December 2014. The registration of the new owner will be completed once the stock transfer forms have been stamped by the stamp office.

Charge created 01/07/05 registered 13/07/05 – Unsatisfied

Charge created 01/07/05 registered 19/07/05 – Unsatisfied

Charge created 01/07/05 registered 22/07/05 – Unsatisfied

Charge created 21/07/05 registered 30/07/05 – Unsatisfied

Charge created 25/07/05 registered 03/08/05 – Unsatisfied

Charge created 09/08/05 registered 13/08/05 – Unsatisfied

Charge created 23/08/05 registered 13/09/05 – Unsatisfied

Charge created 13/09/05 registered 29/09/05 – Unsatisfied

Charge created 13/09/05 registered 30/09/05 – Unsatisfied

Charge created 21/09/05 registered 30/09/05 – Unsatisfied

Charge created 13/09/05 registered 30/09/05 – Unsatisfied

Charge created 26/09/05 registered 04/10/05 – Unsatisfied

Charge created 23/09/05 registered 11/10/05 – Unsatisfied

Charge created 06/10/05 registered 14/10/05 – Unsatisfied

Charge created 07/10/05 registered 19/10/05 – Unsatisfied

Charge created 14/10/05 registered 04/11/05 – Unsatisfied

Charge created 24/10/05 registered 11/11/05 – Unsatisfied

Charge created 24/10/05 registered 11/11/05 – Unsatisfied

Charge created 21/11/05 registered 25/11/05 – Unsatisfied

Charge created 03/01/06 registered 20/01/06 – Unsatisfied

Charge created 30/03/06 registered 04/04/06 – Unsatisfied

Charge created 31/03/06 registered 06/04/06 – Unsatisfied

Charge created 09/05/06 registered 19/05/06 – Unsatisfied

Charge created 11/05/06 registered 26/05/06 – Unsatisfied

Charge created 02/06/06 registered 06/06/06 – Unsatisfied

Charge created 23/06/06 registered 30/06/06 – Unsatisfied

Charge created 11/08/06 registered 23/08/06 – Unsatisfied

Charge created 16/10/06 registered 18/10/06 – Unsatisfied

Charge created 26/10/06 registered 02/11/06 – Unsatisfied

Charge created 22/11/06 registered 08/12/06 – Unsatisfied

Charge created 15/12/06 registered 20/12/06 – Unsatisfied

Charge created 12/01/07 registered 23/01/07 – Unsatisfied

Charge created 14/01/08 registered 21/01/08 – Unsatisfied

Charge created 07/05/09 registered 09/05/09 – Unsatisfied

Charge created 28/05/10 registered 02/06/10 – Unsatisfied

Charge created 20/09/10 registered 28/09/10 – Unsatisfied

Charge created 31/05/11 registered 10/06/11 – Unsatisfied

Charge created 06/06/11 registered 10/06/11 – Unsatisfied

Charge created 13/06/11 registered 24/06/11 – Unsatisfied

Charge created 10/06/11 registered 28/06/11 – Unsatisfied

Charge created 10/08/11 registered 13/08/11 – Unsatisfied

Charge created 10/08/11 registered 13/08/11 – Unsatisfied

Charge created 09/08/11 registered 19/08/11 – Unsatisfied

Charge created 18/08/11 registered 23/08/11 – Unsatisfied

Charge created 09/08/11 registered 25/08/11 – Unsatisfied

Charge created 24/08/11 registered 31/08/11 – Unsatisfied

Charge created 31/08/11 registered 08/09/11 – Unsatisfied

Charge created 01/09/11 registered 09/09/11 – Unsatisfied

Charge created 09/12/11 registered 16/08/12 – Unsatisfied

Charge created 09/12/11 registered 16/08/12 – Unsatisfied

Charge created 09/12/11 registered 16/08/12 – Unsatisfied

Charge created 11/09/12 registered 20/09/12 – Unsatisfied

Charge created 12/11/92 registered 01/12/92 – Satisfied 26/01/96

Charge created 13/04/94 registered 22/04/94 – Satisfied 26/01/96

Charge created 27/03/95 registered 04/04/95 – Satisfied 26/01/96

Charge created 27/03/95 registered 04/04/95 – Satisfied 26/01/96

Charge created 22/02/93 registered 03/03/93 – Satisfied 01/02/96

Charge created 14/10/96 registered 01/11/96 – Satisfied 10/12/98

Charge created 01/12/95 registered 15/12/95 – Satisfied 13/06/97

Charge created 01/06/98 registered 08/06/98 – Satisfied 18/01/05

Charge created 30/06/05 registered 15/07/05 – Satisfied 12/09/09

Charge created 20/03/06 registered 28/03/06 – Satisfied 12/09/09

Charge created 30/06/05 registered 15/07/05 – Satisfied 16/10/09

Charge created 01/07/05 registered 22/07/05 – Satisfied 16/10/09

Charge created 14/09/05 registered 16/09/05 – Satisfied 16/10/09

Charge created 14/09/05 registered 22/09/05 – Satisfied 16/10/09

Charge created 16/09/05 registered 04/10/05 – Satisfied 16/10/09

Charge created 17/06/08 registered 21/06/08 – Satisfied 16/10/09

Charge created 03/07/06 registered 05/07/06 – Satisfied 30/12/09

Charge created 11/09/06 registered 13/09/06 – Satisfied 16/01/10

Charge created 04/05/06 registered 15/05/06 – Satisfied 17/06/10

Charge created 02/08/05 registered 22/08/05 – Satisfied 11/03/11

Charge created 28/09/05 registered 13/10/05 – Satisfied 11/03/11

Charge created 10/10/05 registered 12/10/05 – Satisfied 11/03/11

Charge created 19/12/05 registered 23/12/05 – Satisfied 11/03/11

Charge created 10/11/06 registered 13/11/06 – Satisfied 11/03/11

Charge created 26/10/07 registered 01/11/07 – Satisfied 11/03/11

Charge created 07/12/05 registered 23/12/05 – Satisfied 25/05/11

Charge created 13/11/06 registered 23/11/06 – Satisfied 18/10/12

Charge created 05/07/05 registered 25/07/05 – Satisfied 23/11/12

Charge created 04/08/05 registered 22/08/05 – Satisfied 23/11/12

Charge created 16/09/05 registered 22/09/05 – Satisfied 23/11/12

Charge created 07/07/06 registered 26/07/06 – Satisfied 23/11/12

Charge created 10/11/06 registered 21/11/06 – Satisfied 23/11/12

Charge created 13/11/06 registered 23/11/06 – Satisfied 23/11/12

Charge created 13/11/06 registered 23/11/06 – Satisfied 23/11/12

Charge created 13/11/06 registered 24/11/06 – Satisfied 23/11/12

Charge created 31/03/08 registered 17/04/08 – Satisfied 23/11/12

Charge created 02/12/03 registered 16/12/03 – Satisfied 20/09/13

Charge created 02/12/03 registered 16/12/03 – Satisfied 20/09/13

Part B Details of the Company’s subsidiaries

1.	EE (Group) Limited

1.	Name:	EE (Group) Limited

2.	Date of Incorporation:	02/11/1989

3.	Place of Incorporation:	United Kingdom

4.	Type of Company:	Private limited company (non-trading)

5.	Registered Number:	02439104

6.	Registered Office:	Trident Place, Mosquito Way, Hatfield, Hertfordshire AL10 9BW

7.	Directors:	Gavin Robert John Moore James Alexander Blendis

8.	Company Secretary:	Charles Mowat

9.	Authorised Capital:	£1,000 ordinary £1 shares

10.	Issued Capital:	2 ordinary £1 shares

11.	Registered Shareholders:	Orange Personal Communications Services Limited (2 ordinary shares)

12.	Percentage of Share Capital held by the Company	100%

13.	Accounting Reference Date:	31/12

14.	Auditors:	None.

15.	Shareholdings in subsidiaries:	Orange Services India Private Limited	U72900DL2007PTC167700	99.8% ordinary shares	(trading)

16.	Registered mortgages and charges:

Charge created 23/04/1998 registered 09/05/1998 – Unsatisfied

Charge created 11/01/1993 registered 20/01/1993 – Unsatisfied

Charge created 25/04/1996 registered 07/05/1996 – Satisfied 19/02/2004

Charge created 19/12/1997 registered 31/12/1997 – Satisfied 19/02/2004

Charge created 21/12/1995 registered 04/01/1996 – Satisfied 19/02/2004

2.	EE Communications (South Africa) Proprietary Limited

1.	Name:	EE Communications (South Africa) Proprietary Limited

2.	Date of Incorporation:	21/05/2013

3.	Place of Incorporation:	South Africa

4.	Type of Company:	Private limited company

5.	Registered Number:	2013/082515/07

6.	Registered Office:	24-18th Street, Menlo Park, Pretoria, 0081

7.	Directors:	David Johnathan McQueen Grant Whiteside

8.	Company Secretary:	None.

9.	Authorised Capital:	N/A

10.	Issued Capital:	1 ordinary share of Nil Par Value

11.	Registered Shareholders:	EE Limited (1 ordinary share)

12.	Percentage of Share Capital held by the Company	100%

13.	Accounting Reference Date:	Year end: 31/12

14.	Auditors:	None

15.	Shareholdings in subsidiaries:	None

16.	Registered mortgages and charges:	None

3.	EE Finance plc

1.	Name:	EE Finance Plc

2.	Date of Incorporation:	11/11/2011

3.	Place of Incorporation:	United Kingdom

4.	Type of Company:	Public limited company

5.	Registered Number:	07844526

6.	Registered Office:	Trident Place, Mosquito Way, Hatfield, Hertfordshire AL10 9 BW

7.	Directors:	Olaf Swantee Neal Milsom

8.	Company Secretary:	Charles Mowat James Alexander Blendis

9.	Authorised Capital:	50,000 ordinary £1 shares

10.	Issued Capital:	50,000 ordinary £1 shares

11.	Registered Shareholders:	EE Limited (50,000 Ordinary shares)

12.	Percentage of Share Capital held by the Company	100%

13.	Accounting Reference Date:	31/12

14.	Auditors:	Ernst & Young LLP

15.	Shareholdings in subsidiaries:	None.

16.	Registered mortgages and charges:	None.

4.	EE Services Limited

1.	Name:	EE Services Limited

2.	Date of Incorporation:	31/01/2014

3.	Place of Incorporation:	United Kingdom

4.	Type of Company:	Private limited company

5.	Registered Number:	08871786

6.	Registered Office:	Trident Place, Mosquito Way, Hatfield, Hertfordshire AL10 9BW

7.	Directors:	Olaf Swantee Neal Milsom

8.	Company Secretary:	Antony John Gara Charles Mowat

9.	Authorised Capital:	N/A

10.	Issued Capital:	1 ordinary £1 share

11.	Registered Shareholders:	EE Limited (1 ordinary share)

12.	Percentage of Share Capital held by the Company	100%

13.	Accounting Reference Date:	31/12

14.	Auditors:	None.

15.	Shareholdings in subsidiaries:	None.

16.	Registered mortgages and charges:	None.

5.	Everything Everywhere Limited

1.	Name:	Everything Everywhere Limited

2.	Date of Incorporation:	22/10/2012

3.	Place of Incorporation:	United Kingdom

4.	Type of Company:	Private limited company (dormant)

5.	Registered Number:	08263590

6.	Registered Office:	Trident Place, Mosquito Way, Hatfield, Hertfordshire AL10 9BW

7.	Directors:	James Alexander Blendis Gavin Robert John Moore

8.	Company Secretary:	Antony John Gara Charles Mowat

9.	Authorised Capital:	N/A

10.	Issued Capital:	1 ordinary £1 share

11.	Registered Shareholders:	EE Limited (1 Ordinary share)

12.	Percentage of Share Capital held by the Company	100%

13.	Accounting Reference Date:	31/12

14.	Auditors:	None.

15.	Shareholdings in subsidiaries:	None

16.	Registered mortgages and charges:	None.

6.	Mainline Communications Group plc

1.	Name:	Mainline Communications Group plc

2.	Date of Incorporation:	13/10/1993

3.	Place of Incorporation:	United Kingdom

4.	Type of Company:	Public limited company

5.	Registered Number:	02862068

6.	Registered Office:	Trident Place, Mosquito Way, Hatfield, Hertfordshire AL10 9BW

7.	Directors:	Stephen John Chandler Neal Milsom Martin Tuft Gerard McQuade

8.	Company Secretary:	Charles Mowat Antony John Gara

9.	Authorised Capital:	60,813 ordinary £1 shares

10.	Issued Capital:	60,813 ordinary £1 shares

11.	Registered Shareholders:

Orange Personal Communications Services Limited (15,812 ordinary shares)

EE Limited (45,001 ordinary £1 shares).

Note – EE Limited is beneficially entitled to 100% of the Mainline Communications Group plc shares following a purchase of 15,812 ordinary shares from Orange Personal Communications Services Limited in December 2014. The registration of the new owner will be completed once the stock transfer forms have been stamped by the stamp office.

12.	Percentage of Share Capital held by the Company	100%

13.	Accounting Reference Date:	31/12

14.	Auditors:	Grant Thornton UK LLP

15.	Shareholdings in subsidiaries:	Mainline Digital Communications Limited	02973418	100% ordinary shares	(trading)

		M-Viron Limited	03187193	100% ordinary shares	(non-trading)

		Mainline Limited	03941188	100% ordinary shares	(dormant)

		Mobilise Telecoms Limited	07627930	100% ordinary shares	(trading)

16.	Registered mortgages and charges:	Charge created 07/06/1994 registered 15/06/1994 – Satisfied 13/09/2012 Charge created 09/12/1994 registered 22/12/1994 – Satisfied 23/03/2001

7.	Orange Home UK Limited

1.	Name:	Orange Home UK Limited

2.	Date of Incorporation:	25/01/1995

3.	Place of Incorporation:	United Kingdom

4.	Type of Company:	Private limited company (non-trading)

5.	Registered Number:	03014367

6.	Registered Office:	Trident Place, Mosquito Way, Hatfield, Hertfordshire AL10 9BW

7.	Directors:	Gavin Robert John Moore James Alexander Blendis

8.	Company Secretary:	Charles Mowat

9.	Authorised Capital:	400,000,000 ordinary £1 shares

10.	Issued Capital:	301,351,620 ordinary £1 shares

11.	Registered Shareholders:	Orange Personal Communications Services Limited (301,351,620 Ordinary shares)

12.	Percentage of Share Capital held by the Company	100%

13.	Accounting Reference Date:	31/12

14.	Auditors:	None.

15.	Shareholdings in subsidiaries:	None.

16.	Registered mortgages and charges:	None.

8.	Orange Personal Communications Services Limited

1.	Name:	Orange Personal Communications Services Limited

2.	Date of Incorporation:	15/10/1987

3.	Place of Incorporation:	United Kingdom

4.	Type of Company:	Private limited company (non-trading)

5.	Registered Number:	02178917

6.	Registered Office:	Trident Place, Mosquito Way, Hatfield, Hertfordshire AL10 9BW

7.	Directors:	Gavin Robert John Moore James Alexander Blendis

8.	Company Secretary:	Charles Mowat

9.	Authorised Capital:	600,000,000 ordinary £1 shares

10.	Issued Capital:	1 ordinary £1 share

11.	Registered Shareholders:	EE Limited (1 ordinary share)

12.	Percentage of Share Capital held by the Company	100%

13.	Accounting Reference Date:	31/12

14.	Auditors:	Ernst & Young LLP

15.	Shareholdings in subsidiaries and other companies:	EE (Group) Limited	02439104	100% ordinary shares	(non-trading)
		Mainline Communications Group plc	02862068	26.00101% ordinary shares[2]	(trading)

		Orange Home UK Limited	03014367	100% ordinary shares	(non-trading)

[2]	Note – EE Limited is beneficially entitled to 100% of the Mainline Communications Group plc shares following a purchase of 15,812 ordinary shares from Orange Personal Communications Services Limited in December 2014. The registration of the new owner will be completed once the stock transfer forms have been stamped by the stamp office.

		Orange FURBS Trustees Limited	03760160	100% ordinary shares	(dormant)

		Orange Services India Private Limited	U72900DL2007PTC167700	0.2% ordinary shares	(trading)

		Midland Communications Distribution Limited[3]	03413872	35% ordinary shares	(trading)

16.	Registered mortgages and charges:

Charge created 04/04/2007 registered 23/04/2007 – Unsatisfied

Charge created 08/03/1991 registered 23/03/1991 – Unsatisfied

Charge created 08/03/1991 registered 23/03/1991 – Unsatisfied

Charge created 28/05/1991 registered 04/06/1991 – Unsatisfied

Charge created 22/02/1993 registered 05/03/1993 – Unsatisfied

Charge created 02/06/1994 registered 04/06/1994 – Unsatisfied

Charge created 19/12/1997 registered 31/12/1997 – Unsatisfied

Charge created 19/12/1997 registered 31/12/1997 – Unsatisfied

[3]	Prior to 23 December 2014 the Target Group owned 35% of Midland Communications Distribution Limited. The shares were held by the Company’s subsidiary, OPCS. On 23 December 2014 the Company purchased 364 ordinary £1 shares in Midland Communications Distribution Limited from OPCS (and, accordingly, is the beneficial owner of such shares) but the stock transfer form relating this acquisition has yet to be returned to the Company by the HMRC Stamping Office and as such the Company has yet to be entered into Midland Communications Distribution Limited’s register of members as the legal owner of 35% of Midland Communications Distribution Limited’s issued share capital.

Charge created 21/12/1995 registered 29/12/1995 – Unsatisfied

Charge created 21/12/1995 registered 04/01/1996 – Unsatisfied

Charge created 21/12/1995 registered 05/01/1996 – Unsatisfied

Charge created 21/12/1995 registered 05/01/1996 – Unsatisfied

Charge created 11/08/1998 registered 19/08/1998 – Unsatisfied

Charge created 30/03/1999 registered 16/04/1999 – Unsatisfied

Charge created 30/03/1999 registered 16/04/1999 – Unsatisfied

Charge created 30/03/1999 registered 16/04/1999 – Unsatisfied

Charge created 30/03/1999 registered 19/04/1999 – Unsatisfied

Charge created 30/03/1999 registered 19/04/1999 – Unsatisfied

Charge created 30/03/1999 registered 19/04/1999 – Unsatisfied

Charge created 23/04/1999 registered 05/05/1999 – Unsatisfied

Charge created 29/11/1999 registered 08/12/1999 – Unsatisfied

Charge created 01/08/2008 registered 04/08/2008 – Satisfied 26/08/2009

Charge created 21/12/1995 registered 04/01/1996 – Satisfied 19/02/2004

Charge created 25/04/1996 registered 07/05/1996 – Satisfied 19/02/2004

Charge created 19/12/1997 registered 31/12/1997 – Satisfied 19/02/2004

Charge created 19/06/2002 registered 25/06/2002 – Satisfied 19/02/2004

Charge created 19/12/1997 registered 24/12/1997 – Satisfied 12/02/2010

Charge created 27/08/1998 registered 11/09/1998 – Satisfied 12/02/2010

Charge created 02/08/2007 registered 10/08/2007 – Satisfied 12/02/2010

Charge created 05/01/2010 registered 19/01/2010 – Satisfied 03/04/2010

Charge created 31/05/1991 registered 10/06/1991 – Satisfied 09/09/1993

9.	Orange Services India Private Limited

1.	Name:	Orange Services India Private Limited

2.	Date of Incorporation:	03/09/2007

3.	Place of Incorporation:	India

4.	Type of Company:	Private limited company

5.	Registered Number:	U72900DL2007PTC167700

6.	Registered Office:	A47, Hauz Khas, New Delhi, Delhi 110016

7.	Directors:	Sanjeev Mitla Sandeep Murgai Grant Whiteside

8.	Company Secretary:	None.

9.	Authorised Capital:	250,000 ordinary shares of 10 rupees per share

10.	Issued Capital:	250,000 ordinary shares of 10 rupees per share

11.	Registered Shareholders:	EE (Group) Limited (99.8% – 249,500 ordinary shares) Orange Personal Communications Services Limited (0.2% – 500 ordinary shares)

12.	Percentage of Share Capital held by the Company	100%

13.	Accounting Reference Date:	31/03

14.	Auditors:	S.R. Batliboi & Associates LLP

15.	Shareholdings in subsidiaries:	None

16.	Registered mortgages and charges:	None

10.	Mainline Digital Communications Limited

1.	Name:	Mainline Digital Communications Limited

2.	Date of Incorporation:	04/10/1994

3.	Place of Incorporation:	United Kingdom

4.	Type of Company:	Private limited company

5.	Registered Number:	02973418

6.	Registered Office:	Trident Place, Mosquito Way, Hatfield, Hertfordshire AL10 9BW

7.	Directors:	Stephen John Chandler Neal Milsom Martin Tuft Gerard McQuade

8.	Company Secretary:	Charles Mowat Antony John Gara

9.	Authorised Capital:	£100,000 (ordinary £1 shares)

10.	Issued Capital:	£1,000

11.	Registered Shareholders:	Mainline Communications Group Plc

12.	Percentage of Share Capital held by the Company	100%

13.	Accounting Reference Date:	31.12

14.	Auditors:	Grant Thornton LLP

15.	Shareholdings in subsidiaries:	None.

16.	Registered mortgages and charges:	Charge created 15/02/1995 registered 20/02/1995 – Satisfied 11/12/2014 Charge created 10/05/1996 registered 14/05/1996 – Satisfied 14/04/2000

Charge created 10/04/2000 registered 12/04/2000 – Satisfied 12/05/2009

11.	Mobilise Telecoms Limited

1.	Name:	Mobilise Telecoms Limited

2.	Date of Incorporation:	10/05/2011

3.	Place of Incorporation:	United Kingdom

4.	Type of Company:	Private limited company

5.	Registered Number:	07627930

6.	Registered Office:	Trident Place, Mosquito Way, Hatfield, Hertfordshire AL10 9BW

7.	Directors:	Stephen John Chandler Neal Milsom Martin Tuft Gerard McQuade

8.	Company Secretary:	Charles Mowat Antony John Gara

9.	Authorised Capital:	N/A

10.	Issued Capital:	100 ordinary £1 share

11.	Registered Shareholders:	Mainline Communications Group Plc

12.	Percentage of Share Capital held by the Company	100%

13.	Accounting Reference Date:	31.12

14.	Auditors:	Grant Thornton LLP

15.	Shareholdings in subsidiaries:	None.

16.	Registered mortgages and charges:	None

12.	M-Viron Limited

1.	Name:	M-Viron Limited

2.	Date of Incorporation:	17/04/1996

3.	Place of Incorporation:	United Kingdom

4.	Type of Company:	Private limited company (non-trading)

5.	Registered Number:	03187193

6.	Registered Office:	Trident Place, Mosquito Way, Hatfield, Hertfordshire AL10 9BW

7.	Directors:	Stephen John Chandler Neal Milsom Martin Tuft Gerard McQuade

8.	Company Secretary:	Charles Mowat Antony John Gara

9.	Authorised Capital:	£100,000 (ordinary £1 shares)

10.	Issued Capital:	£100,000

11.	Registered Shareholders:	Mainline Communications Group Plc

12.	Percentage of Share Capital held by the Company	100%

13.	Accounting Reference Date:	31.12

14.	Auditors:	N/A

15.	Shareholdings in subsidiaries:	None.

16.	Registered mortgages and charges:	None

13.	Mainline Limited

1.	Name:	Mainline Limited

2.	Date of Incorporation:	07/03/2000

3.	Place of Incorporation:	United Kingdom

4.	Type of Company:	Private limited company (dormant)

5.	Registered Number:	03941188

6.	Registered Office:	Trident Place, Mosquito Way, Hatfield, Hertfordshire AL10 9BW

7.	Directors:	Stephen John Chandler Neal Milsom Martin Tuft Gerard McQuade

8.	Company Secretary:	Charles Mowat Antony John Gara

9.	Authorised Capital:	£100,000 (ordinary £1 shares)

10.	Issued Capital:	£1

11.	Registered Shareholders:	Mainline Communications Group Plc

12.	Percentage of Share Capital held by the Company	100%

13.	Accounting Reference Date:	31.12

14.	Auditors:	N/A

15.	Shareholdings in subsidiaries:	None.

16.	Registered mortgages and charges:	None

Exhibit 3

Registered Target Company IPR

Annex-1

Owner	Trademark	Country	Application No.	Registration No	Registration Date	Classes	Status

ALEXANDER RAMAGE ASSOCIATES LLP

EE Limited	ANYTIME 75	CTM	2031987	2031987	12 Feb 2002	9,38	Registered

EE Limited	FLEXT	CTM	5078159	5078159	4 May 2007	38	Registered

EE Limited	HOME IS NOT A PLACE, IT’S A FEELING	CTM	5954251	5954251	21 Apr 2009	9,38,41,42,45	Registered

EE Limited	OFFICE IN YOUR POCKET	CTM	4289583	4289583	28 Mar 2006	9,38	Registered

EE Limited	SCREEN STYLES	CTM	3799665	3799665	18 Aug 2006	9,38,42	Registered

EE Limited	STREET CHECK	CTM	5610951	5610951	4 Feb 2008	9,38	Registered

EE Limited	StreetCheck Stylised	CTM	5615588	5615588	6 Feb 2008	9,38	Registered

EE Limited	U-FIX	CTM	4371191	4371191	25 Apr 2006	38	Registered

EE Limited/Orange Personal Communications Services Ltd./TELECOM SECURICOR CELLULAR RADIO LIMITED/VODAFONE LIMITED	TOP-UP and Device	CTM	2067304	2067304	14 Aug 2002	9,36,38	Registered

Everything Everywhere Limited	ANYTIME 1000 ANYTIME 10 ANYTIME 20 ANYTIME 30 ANYTIME 40 ANYTIME 50 ANYTIME 60 ANYTIME 70 ANYTIME 80 ANYTIME 90 ANYTIME 100 ANYTIME 150 ANYTIME 200 ANYTIME 250 ANYTIME 300 ANYTIME 350 ANYTIME 400	United Kingdom	2277339	2277339	8 Aug 2001	9,38	Registered

	ANYTIME 450 ANYTIME 500 ANYTIME 550 ANYTIME 600 ANYTIME 650

Everything Everywhere Limited	ANYTIME MAX	United Kingdom	2277337	2277337	8 Aug 2001	9,38	Registered

Everything Everywhere Limited	BUSINESS 1-PLAN	United Kingdom	2436021	2436021	19 Oct 2006	9,38	Registered

Everything Everywhere Limited	COMBI	United Kingdom	2432116	2482116	11 Mar 2008	9,38	Registered

Everything Everywhere Limited	EVERYONE	United Kingdom	2277331	2277331	8 Aug 2001	9,35,38,42	Registered

Everything Everywhere Limited	EVERYONE (Series of 2)	United Kingdom	2427868	2427868	21 Jul 2006	9,38,42	Registered

Everything Everywhere Limited	FAMILYSHARE	United Kingdom	2455892	2455892	18 May 2007	9,38	Registered

Everything Everywhere Limited	FLEXT	United Kingdom	2409545	2409545	20 Dec 2005	38	Registered

Everything Everywhere Limited	FRIEND 2 FRIEND	United Kingdom	2116506	2116506	22 Nov 1996	9,35,38	Registered

Everything Everywhere Limited	GOALLINE and Device (Series of 2)	United Kingdom	2208254	2208254	10 Sep 1999	9,38,41	Registered

Everything Everywhere Limited	GOALLINE Series of 6	United Kingdom	2204039A	2204039A	24 Jul 1999	9,38,41	Registered

Everything Everywhere Limited	Holding Hands Group Logo (Series of 2)	United Kingdom	2192530	2192530	23 Mar 1999	9,38	Registered

Everything Everywhere Limited	Holding Hands Row Logo (Series of 2)	United Kingdom	2192528	2192528	23 Mar 1999	9,38	Registered

Everything Everywhere Limited	HOME IS NOT A PLACE, IT9S A FEELING	United Kingdom	2456336	2456336	22 May 2007	9,38,42,45	Registered

Everything Everywhere Limited	HOME ZONE	United Kingdom	1417320	1417320	10 Mar 1990	38	Registered

Everything Everywhere Limited	HOME ZONE HOMEZONE	United Kingdom	2410002	2410002	23 Dec 2005	38	Registered

Everything Everywhere Limited	MATCH & CHAT (Series of 2)	United Kingdom	2266507	2266507	5 Apr 2001	9,35,38,42	Registered

Everything Everywhere Limited	MATES RATES	United Kingdom	2392378	2392378	19 May 2005	38	Registered

Everything Everywhere Limited	MORE 2 SAY	United Kingdom	2213159	2213159	3 Nov 1999	9,38	Registered

Everything Everywhere Limited	NEIGHBOURHOOD ZONE	United Kingdom	1430002	1430002	10 Mar 1990	38	Registered

Everything Everywhere Limited	OFFICE IN YOUR POCKET	United Kingdom	2375396	2375396	8 Oct 2004	9,38	Registered

Everything Everywhere Limited	PHONE ZONE	United Kingdom	1324162	1324162	15 Oct 1987	38	Registered

Everything Everywhere Limited	PHONE ZONE	United Kingdom	1333908	1333908	2 Feb 1988	9	Registered

Everything Everywhere Limited	PILLOW TALK	United Kingdom	1565509	1565509	15 Mar 1994	38	Registered

Everything Everywhere Limited	PRECEPT	United Kingdom	2162758	2162758	30 Mar 1998	9,38	Registered

Everything Everywhere Limited	PRECEPT 100	United Kingdom	2163359	2163359	7 Apr 1998	9,38	Registered

Everything Everywhere Limited	PRECEPT 1000 (Series of 8)	United Kingdom	2201639	2201639	30 Jun 1999	9,38	Registered

Everything Everywhere Limited	PRECEPT 200	United Kingdom	2163363	2163363	7 Apr 1998	9,38	Registered

Everything Everywhere Limited	PRECEPT DAYTIME	United Kingdom	2163364	2163364	7 Apr 1998	9,38	Registered

Everything Everywhere Limited	PRECEPT MAX	United Kingdom	2257454	2257454	9 Jan 2001	9,35,38,42	Registered

Everything Everywhere Limited	READY 2 GO Logo (Series of 2)	United Kingdom	2167112	2167112	20 May 1998	9,38	Registered

Everything Everywhere Limited	SOLO	United Kingdom	2482112	2482112	11 Mar 2008	9,38	Registered

Everything Everywhere Limited	SOLO FIXED (Series of 2)	United Kingdom	2502845	2502845	18 Nov 2008	9,38	Registered

Everything Everywhere Limited	SOLO LITE	United Kingdom	2482114	2482114	11 Mar 2008	9,38	Registered

Everything Everywhere Limited	STREET CHECK	United Kingdom	2431867	2431867	7 Sep 2006	9,38	Registered

Everything Everywhere Limited	STREETCHECK (Series of 2)	United Kingdom	2432251	2432251	12 Sep 2006	9,38	Registered

Everything Everywhere Limited	TALK 2 US Logo	United Kingdom	2134750	2134750	6 Jun 1997	38	Registered

Everything Everywhere Limited	TEXT APPEAL	United Kingdom	2415563	2415563	3 Mar 2006	9,38	Registered

Everything Everywhere Limited	TEXTPLAY TEXT PLAY	United Kingdom	2277345	2277345	8 Aug 2001	9,35,38,42	Registered

Everything Everywhere Limited	TEXTZONE TEXT ZONE	United Kingdom	2277342	2277342	8 Aug 2001	9,35,38,42	Registered

Everything Everywhere Limited	THE HUMAN NETWORK	United Kingdom	2184116	2184116	9 Dec 1998	9,16,38	Registered

Everything Everywhere Limited	The PocketPhone Shop	United Kingdom	2296393	2296393	26 Mar 2002	9,35,38	Registered

Everything Everywhere Limited	TOGETHER WITH T-MOBILE	United Kingdom	2494248	2494248	31 Jul 2008	9,35,38	Registered

Everything Everywhere Limited	TOP UP & STRETCH	United Kingdom	2479221	2479221	7 Feb 2008	9,38	Registered

Everything Everywhere Limited	TOP UP FRIDAY	United Kingdom	2455621	2455621	15 May 2007	9,38	Registered

Everything Everywhere Limited	TOP-UP and Device (Series of 2)	United Kingdom	2231136	2231136	26 Apr 2000	9,36,38	Registered

Everything Everywhere Limited	TOP-UP and Phone Device	United Kingdom	2223665	2223665	25 Feb 2000	9,36,38	Registered

Everything Everywhere Limited	top-up icon [Device Only] (Series of 2)	United Kingdom	2231126	2231126	26 Apr 2000	9,36,38	Registered

Everything Everywhere Limited	U-FIX	United Kingdom	2388510	2388510	4 Apr 2005	38	Registered

Everything Everywhere Limited	UNILINE	United Kingdom	2100803	2100803	22 May 1996	9,38	Registered

Everything Everywhere Limited	UNMINUTED	United Kingdom	2236957	2236957	22 Jun 2000	9,38	Registered

Everything Everywhere Limited	UP 2 YOU ANYTIME	United Kingdom	2192664	2192664	24 Mar 1999	9,38	Registered

Everything Everywhere Limited	UP 2 YOU Logo	United Kingdom	2158752	2158752	19 Feb 1998	9,36,38	Registered

Everything Everywhere Limited	WELCOME 2	United Kingdom	2228266	2228266	3 Apr 2000	9,16,38	Registered

Everything Everywhere Limited	WELCOME 2 YOUR WORLD	United Kingdom	2228210	2228210	4 Apr 2000	9,16,38	Registered

Everything Everywhere Limited	YOUR TOP UP LASTS LONGER AT T-MOBILE	United Kingdom	2479223	2479223	7 Feb 2008	9,38	Registered

Everything Everywhere Limited	ZONE PHONE	United Kingdom	1324161	1324161	15 Oct 1987	9	Registered

Everything Everywhere Limited	ZONE PHONE	United Kingdom	1403104	1403104	2 Nov 1989	38	Registered

Orange Personal Communications Services Ltd./TELECOM SECURICOR CELLULAR RADIO LIMITED/VODAFONE LIMITED/EE Limited	top-up icon [Device Only]	CTM	2066850	2066850	25 Feb 2002	9,36,38	Registered

T-Mobile (UK) Ltd, Vodafone Ltd, Orange Personal Communications Services Ltd, and 2 others, O2 Communications Ltd Hutchison 3G UK Ltd	PAY FOR IT Device	United Kingdom	2523551	2523551	21 Aug 2009	36	Registered

Bird & Bird LLP

EE Limited	241 Cinema icon	CTM	11293222	11293222	12 Apr 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	4GEE	CTM	11171949	11171949	25 Mar 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	5GEE	CTM	11277084	11277084	2 May 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	6GEE	CTM	11277258	11277258	2 May 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	7GEE	CTM	11277324	11277324	2 May 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	Circle Device Horizontal Aqua Block	CTM	11173069	7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	Circle Device Horizontal Aqua Outline	CTM	11173011	7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	Circle Device Horizontal Black Block	CTM	11173051	7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	Circle Device Horizontal Black Outline	CTM	11173002	7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	Circle Device Horizontal Yellow Block	CTM	11173077	7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	Circle Device Horizontal Yellow Outline	CTM	11173028	7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	Circle Device Vertical Aqua Block	CTM	11172905			7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	Circle Device Vertical Aqua Outline	CTM	11172848			7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	Circle Device Vertical Black Block	CTM	11172889			7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	Circle Device Vertical Black Outline	CTM	11172831			7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	Circle Device Vertical Yellow Block	CTM	11172921			7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	Circle Device Vertical Yellow Outline	CTM	11172855			7,9,16,25,28,35,36,37,38 39,41,42,45	Pending

EE Limited	CLONE PHONE	CTM	11172186	11172186	12 Jun 2014	7,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	CLONE PHONE FULLY LOADED	CTM	11172368			7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	Clone Phone Icon [Device Only]	CTM	11292786			7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	CLONE PHONE LITE	CTM	11172236	11172236	22 May 2014	7,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	CLONE PHONE LOADED	CTM	11172335	11172335	25 May 2014	7,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	E E Circle Device Horizontal Aqua Block	CTM	11173119			7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	E E Circle Device Horizontal Black Block	CTM	11173093			7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	E E Circle Device Horizontal Yellow Block	CTM	11173127			7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	E E Circle Device Vertical Aqua Block	CTM	11172947			7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	E E Circle Device Vertical Black Block	CTM	11172939			7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	E E Circle Device Vertical Yellow Block	CTM	11172962			7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	EE	CTM	11172641			7,9,28,35,36,37,38,39,41,42,45	Pending

EE Limited	EE FILM	CTM	11173151			7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	EE. The new network for your digital life	CTM	11173176			7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	Film Icon [Device Only]	CTM	11292984	11292984	26 Mar 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	Film Store Icon [Device Only]	CTM	11293313	11293313	12 Apr 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	Hero (Moving Particles)	CTM	11312303			7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	LOAN PHONE	CTM	11172004	11172004	13 Sep 2013	7,9,16,25,28,35,36,37,39,41,42,45	Registered

EE Limited	LTEE	CTM	11172392	11172392	26 Mar 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	Music Icon in Colour [Device Only]	CTM	11293421	11293421	15 Apr 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	MYEE	CTM	11172814	11172814	5 Jul 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	TUMBLE (Moving Particles)	CTM	11312238			7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	Wakkee Wakkee Icon [Device Only]	CTM	11292885		7 Jun 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	WALLET ICON	CTM	11293057	11293057	26 Mar 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	Wifi Icon [Device Only]	CTM	11293131	11293131	12 Apr 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	241 Cinema icon	United Kingdom	2639749	2639749	5 Apr 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	4GEE	United Kingdom	2623353	2623353	5 Dec 2014	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	5GEE	United Kingdom	2642431	2642431	12 Apr 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	6GEE	United Kingdom	2642434	2642434	12 Apr 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	7GEE	United Kingdom	2642436	2642436	12 Apr 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	CLONE PHONE	United Kingdom	2624557	2624557	3 May 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	CLONE PHONE FULLY LOADED	United Kingdom	2624522	2624522	30 May 2014	7,9,16,25,28,35,36,39,41,42,45	Registered

EE Limited	Clone Phone Icon [Device Only]	United Kingdom	2639661	2639661	12 Apr 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	CLONE PHONE LITE	United Kingdom	2624521	2624521	30 Nov 2012	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	CLONE PHONE LOADED	United Kingdom	2524508	2624508	30 Nov 2012	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	E E Circle Device Horizontal Aqua Block	United Kingdom	2623125			7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	E E Circle Device Horizontal Black Block	United Kingdom	2623139			7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	E E Circle Device Horizontal Yellow Block	United Kingdom	2623124			7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	E E Circle Device Vertical Aqua Block	United Kingdom	2622542			9,16,25,35,36,37,38,39,41,42,45	Pending

EE Limited	E E Circle Device Vertical Black Block	United Kingdom	2622541			9,16,25,35,36,37,38,39,41,42,45	Pending

EE Limited	E E Circle Device Vertical Yellow Block	United Kingdom	2622543			7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	EE	United Kingdom	2622480	2622480	22 Feb 2013	7,9,28,35,36,37,38,39,41,42,45	Registered

EE Limited	EE FILM	United Kingdom	2633253	2633253	8 Mar 2013	9,16,25,28,35,36,37,38,41,42,45	Registered

EE Limited	EE. THE NEW NETWORK FOR YOUR DIGITAL LIFE	United Kingdom	2634069	2634069	8 Mar 2013	9,16,25,35,36,37,38,39,41,42,45	Registered

EE Limited	Film Icon [Device Only]	United Kingdom	2639744	2639744	5 Apr 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	Film Store Icon [Device Only]	United Kingdom	2639750	2639750	5 Apr 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	Hero (Moving Particles)	United Kingdom	2646716			7,9,16,25,28,35,36,37,38,39,41,42,45	Pending

EE Limited	LOAN PHONE	United Kingdom	2624556	2624556	26 Apr 2013	7,9,16,25,28,35,36,37,39,41,42,45	Registered

EE Limited	LTEE	United Kingdom	2633516	2633516	8 Feb 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	Music Icon in Colour [Device Only]	United Kingdom	2639751	2639751	5 Apr 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	MYEE	United Kingdom	2622491	2622491	9 Nov 2012	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	NOW YOU CAN	United Kingdom	2622570	2622570	28 Dec 2012	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	TUMBLE (Moving Particles)	United Kingdom	2646718	2646718	1 Nov 2016	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	Wakkee Wakkee Icon [Device Only]	United Kingdom	2639742	2639742	5 Apr 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	WALLET ICON	United Kingdom	2639746	2639746	5 Apr 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

EE Limited	Wifi Icon [Device Only]	United Kingdom	2639748	2639748	5 Apr 2013	7,9,16,25,28,35,36,37,38,39,41,42,45	Registered

Clifford Chance LLP

Freemove	FREEMOVE	CTM	003725363	003725363	16 Jan 2006	9,16,35,37,38,39,41,42,43	Registered

MacLachlan & Donaldson

Mercury Personal Communications	One2One	Ireland	1996/06041	202885	21 Nov 1996	38	Registered

Mercury Personal Communications

Mercury Personal Communications	One2One	Cyprus	49295	49295	11 Dec 1997	38	Registered

Mercury Personal Communications	one2one	Turkey	97-017735	191345	16 Mar 1999	38	Registered

R.G.C. Jenkins & Co.

EE Limited	EVERYTHING EVERYWHERE@ Stylised	CTM	9085861	9085861	30 Nov 2010	9,38,42	Registered

EE Limited	EVERYWHERE@ Stylised	CTM	9085879	9085879	19 Oct 2010	9,38,42	Registered

EE Limited	QUICK TAP	CTM	9947987	9947987	18 Nov 2011	9,35,36,38,39,41,42	Registered

EE Limited	QUICK TAP and Device	CTM	9948589	9948589	18 Nov 2011	9,35,36,38,39,41,42	Registered

Everything Everywhere Limited	EVERYTHING EVERYWHERE@ Stylised	United Kingdom	2546920	2546920	6 May 2010	9,38,42	Registered

Everything Everywhere Limited	EVERYWHERE@ Stylised	United Kingdom	2546922	2546922	6 May 2010	9,38,42	Registered

Wanadoo UK Plc	iCircle Logo	United Kingdom	2210373	2210373	1 Oct 1999	35,36,37,38,39,40,41,42	Registered

Wanadoo UK Plc	iCircle Logo	United Kingdom	2263951	2263951	9 Mar 2001	9,16,35,36,37,38,39,41,42	Registered

Shearn Delamore & Co

Mercury Personal Communications	One2One	Malaysia	98000266	98000266	11 Jun 2002	38	Registered

Annex 8 — Patents owned by EE Limited

Part I - Haseltine Lake

Reference	Country	Application No.	Filing Date	Owner	Title	Status

P119579GB00/AJD	United Kingdom	1210239.8	11 June 2012	Everything Everywhere Ltd	Container Monitoring Device	Officially Pending (Instructions Received to Abandon)

P119579GB01/AJD	United Kingdom	1222875.5	11 June 2012	Everything Everywhere Ltd	Container Monitoring Device	Officially Pending (Instructions Received to Abandon)

P120674GB00/AJD	United Kingdom	1303188.5	22 February 2013	Everything Everywhere Ltd	Container Monitoring Device	Terminated (Instructions Received to Abandon)

Part II - Page White and Farrer

Case Ref.	Country	Registration/ Application No.	Filing Date	Owner	Title	Case Status

091673GB	United Kingdom	GB2338867	27 April 1999	T-Mobile (UK) Limited	Call Routing In A Telephone System	Registered

201777GB	United Kingdom	GB2327175	8 July 1997	T-Mobile (UK) Limited	Operating A Cellular Network	Registered

209072GB	United Kingdom	GB2379838	27 April 1999	T-Mobile (UK) Limited	Call Routing	Registered

327675GB	United Kingdom	1108247.6	17 May 2011	Everything Everywhere Limited	Identifying Individual Users	Application filed

332185GB	United Kingdom	1218006.3	8 October 2012	Everything Everywhere Limited	Displaying Personal Data	Application filed

Annex 9 — Designs owned by EE Limited

Country	Design		Registered Owner	Reg. No.	Reg. Date	Renewal Due	Status

Community	Communications equipment, wireless remote controls and radio amplifiers		EE Limited	001345821-0001	28.09.12	28.09.17	Registered

	0001.001	0001.002

	0001.003	0001.004

	0001.005	0001.006

	0001.007

UK	Payforit Logic	T-Mobile (UK) Limited, Vodafone Limited, Orange Personal Communications Services Limited, O2 Communications Limited, Hutchison 3G Limited	3025948	16.09.06	16.09.16	Registered

UK	Telecommunications handset	Unitel Limited USW PCN Inc	2016012	16.07.91	16.07.16 (expires)	Registered

Annex 10 — Domain names owned by EE Limited

Part I — EE domains

Domain Name	Account	Status	Renewal Status	TLD	Country

4gee.co.uk	Bird & Bird (bird2003)	registered locked	Auto Renewal	.co.uk	United Kingdom

4gee.com	Bird & Bird (bird2003)	registered locked	Auto Renewal	.com	Generic

4gee.eu.com	Bird & Bird (bird2003)	registered locked	Auto Renewal	.eu.com	CentralNic

4gee.mobi	Bird & Bird (bird2003)	registered locked	Auto Renewal	.mobi	Sponsored

4gee.org	Bird & Bird (bird2003)	registered locked	Auto Renewal	.org	Generic

4gee.org.uk	Bird & Bird (bird2003)	registered locked	Auto Renewal	.org.uk	United Kingdom

4gee.tv	Bird & Bird (bird2003)	registered locked	Auto Renewal	.tv	Tuvalu

4gee.uk.com	Bird & Bird (bird2003)	registered locked	Auto Renewal	.uk.com	CentralNic

4gee.xxx	Bird & Bird (bird2003)	registered locked	Auto Renewal	.xxx	Sponsored

4glte.co.uk	Bird & Bird (bird2003)	registered locked	Auto Renewal	.co.uk	United Kingdom

4gltee.co.uk	Bird & Bird (bird2003)	registered locked	Auto Renewal	.co.uk	United Kingdom

ee.ltd.uk	Bird & Bird (bird2003)	registered locked	Auto Renewal	.ltd.uk	United Kingdom

ltee.biz	Bird & Bird (bird2003)	registered locked	Auto Renewal	.biz	Generic

ltee.co.uk	Bird & Bird (bird2003)	registered locked	Auto Renewal	.co.uk	United Kingdom

ltee.eu	Bird & Bird (bird2003)	registered locked	Auto Renewal	.eu	Europe

ltee.eu.com	Bird & Bird (bird2003)	registered locked	Auto Renewal	.eu.com	CentralNic

ltee.mobi	Bird & Bird (bird2003)	registered locked	Auto Renewal	.mobi	Sponsored

ltee.org.uk	Bird & Bird (bird2003)	registered locked	Auto Renewal	.org.uk	United Kingdom

ltee.tel	Bird & Bird (bird2003)	registered locked	Auto Renewal	.tel	Sponsored

ltee.tv	Bird & Bird (bird2003)	registered locked	Auto Renewal	.tv	Tuvalu

ltee.uk.com	Bird & Bird (bird2003)	registered locked	Auto Renewal	.uk.com	CentralNic

ltee.xxx	Bird & Bird (bird2003)	registered locked	Auto Renewal	.xxx	Sponsored

Part II — Legacy T-Mobile domains

Our Ref	Domain name (alphabetical)	Registered Owner	Expiry date	Registry

137704	1-plan.co.uk	T-Mobile (UK) Limited	14-Feb-10	NOMINET – NETNAMES

137656	business-1-plan.co.uk	T-Mobile (UK) Limited	17-Feb-10	NOMINET – NETNAMES

137980	business-1plan.co.uk	T-Mobile (UK) Limited	14-Feb-10	NOMINET – NETNAMES

137800	business-one-plan.co.uk	T-Mobile (UK) Limited	14-Feb-10	NOMINET – NETNAMES

138028	business-oneplan.co.uk	T-Mobile (UK) Limited	14-Feb-10	NOMINET – NETNAMES

137780	business1-plan.co.uk	T-Mobile (UK) Limited	17-Feb-10	NOMINET – NETNAMES

137758	business1plan.co.uk	T-Mobile (UK) Limited	14-Feb-10	NOMINET – NETNAMES

137850	businessoneplan.co.uk	T-Mobile (UK) Limited	14-Feb-10	NOMINET – NETNAMES

137738	flexd.co.uk	T-Mobile (UK) Limited	16-Dec-09	NOMINET – NETNAMES

137650	flexd.org.uk	T-Mobile (UK) Limited	16-Dec-09	NOMINET – NETNAMES

137874	flexed.org.uk	T-Mobile (UK) Limited	16-Dec-09	NOMINET – NETNAMES

137930	flext.co.uk	T-Mobile (UK) Limited	16-Dec-09	NOMINET – NETNAMES

137882	flext.org.uk	Not available	13-Aug-10	NOMINET – NETNAMES

137826	one-plan.co.uk	T-Mobile (UK) Limited	14-Feb-10	NOMINET – NETNAMES

137966	street-check.co.uk	T-Mobile (UK) Limited	09-Oct-10	NOMINET – NETNAMES

137844	street-check.com	T-Mobile Limited	09-Oct-09	GROUP NBT PLC AKA NETNAMES

137828	36923.biz	T-Mobile (UK) Limited	09-Sep-10	NETBENEFIT D/B/A NETNAMES

137802	efr.org.uk	T-Mobile (UK) Limited	08-Apr-10	NOMINET – NETNAMES

137952	everythingcommunicates.net	T-Mobile Limited	10-Sep-10	GROUP NBT PLC AKA NETNAMES

137952	everythingcommunicates.net	T-Mobile Limited	10-Sep-10	GROUP NBT PLC AKA NETNAMES

137978	everythingcommunicates.org	T-Mobile (UK) Limited, Grant Carroll	17-Sep-10	ASCIO Technologies, Inc. – Denmark (R76-LROR)

138036	fanpark.co.uk	T-Mobile (UK) Limited	21-Apr-10	NOMINET – NETNAMES

137732	future-of-retail.co.uk	T-Mobile (UK) Limited	28-Sep-11	NOMINET – NETNAMES

137894	mobile-email.com	One 2 One	28-Jan-10	GROUP NBT PLC AKA NETNAMES

137880	mobile-email.net	One 2 One	05-Feb-10	GROUP NBT PLC AKA NETNAMES

137902	mobile-email.org	One 2 One	29-Jan-10	ASCIO Technologies, Inc. – Denmark (R76-LROR)

137750	mobile-email.org.uk	T-Mobile (UK) Limited	08-Apr-10	NOMINET – NETNAMES

137718	mpcl.co.uk	T-Mobile (UK) Limited	14-Oct-09	NOMINET – NETNAMES

137756	opt-development.co.uk	T-Mobile (UK) Limited	26-Mar-11	NOMINET – NETNAMES

137772	retail-revolution.co.uk	T-Mobile (UK) Limited	28-Oct-09	NOMINET – NETNAMES

137742	simply-u.co.uk	T-Mobile (UK) Limited	26-Oct-09	NOMINET – NETNAMES

137776	simplyou.co.uk	T-Mobile (UK) Limited	26-Oct-09	NOMINET – NETNAMES

137632	simplyu.co.uk	T-Mobile (UK) Limited	26-Oct-09	NOMINET – NETNAMES

137632	simplyu.co.uk	T-Mobile (UK) Limited	26-Oct-09	NOMINET – NETNAMES

137728	simplyyou.co.uk	Group NBT plc	04-May-10	NOMINET – NETNAMES

137712	steps2success.co.uk	Hyper Media Ltd	06-Nov-10	NOMINET – NETNAMES

137818	steps2success.org	T-Mobile (UK) Limited	14-Nov-09	ASCIO Technologies, Inc. – Denmark (R76-LROR)

137670	strategicpartners.co.uk	One 2 One	04-Mar-11	NOMINET – NETNAMES

149460	usbmodemfreeprizedraw.com	T-Mobile Limited	26-Apr-10	GROUP NBT PLC AKA NETNAMES

Supplemental Annex

Trade Marks

Country:	United Kingdom

Trademark:	LIFE MOBILE

Registered Owner:	4U Group Limited

Status:	Registered

Application No:	2645741	Application Date:	13/12/2012

Registration No:	2645741	Registration Date	17/01/2014

Class:	38, 41

Domain Names

Domain Name:	lifemobile.co.uk

Registrant:	Phones4u Limited

Registration Date:	19/11/2012

Expiry Date:	19/11/2015

Domain Name:	ee.co.uk

Registrant:	EE Limited

Registration Date:	14/09/2011

Expiry Date:	14/09/2015

Exhibit 4

Information on Properties

Corporate

Building name	Tenure	Title Reference	LTA 1954	Lease Date	Lease Start	Lease End	Convenience Lease Break Date Tenant	Convenience Lease Break Notice Period	Rent per Annum	Rent Review Dates	Rent Review Method

BELFAST - Quay Gate House, 15 Scrabo St	Leasehold	Unknown.	Inside	14/03/2001	01/02/2001	31/01/2017	None remaining	N/A	£27,850	Every 4th anniversary of 01/02/2001	Open market (upwards only)

BIRMINGHAM - Aquarius, 4520 Birm Business Park	Leasehold	MM3285	Inside	23/12/2002	16/10/2002	15/10/2022	16/10/2018	Not less than 12 months and 1 day	£1,199,060	Every 5th anniversary of 16/10/2002	Full yearly open market rent (upwards only)

Bristol - 1700 Aztec West Car Park	Leasehold	N/A	Outside	16/09/2013	17/06/2013	16/06/2016	Rolling (the landlord has a corresponding break)	Not less than 3 months	£110,400	17/06/2015	Specified rent increase to £119,100pa

BRISTOL - 2620 Capricorn, Aztec West	Leasehold	GR365590	Inside	24/06/2012	24/06/2012	23/06/2027	None	N/A	£1,527,120	24/06/2017, 24/06/2022 and 24/06/2027	Full yearly open market rent (upwards only)

BRISTOL - 800 Park Avenue, Aztec West	Leasehold	N/A	Inside	18/07/2000	01/07/2000	30/06/2015	None	N/A	£1,150,000	The 5th and 10th anniversaries of 1 July 2000	Full rack yearly rent (upwards only)

BRISTOL - Parkgate, 2000 Park Avenue, Aztec West	Leasehold	GR365586	Inside	22/06/2012	24/06/2012	23/06/2027	None	N/A	£1,314,425	24/06/2017 and 24/06/2022	Full yearly open market rent (upwards only)

BRISTOL - St James Court A	Leasehold	AV205070	Inside	28/02/1991	25/12/1990	24/12/2015	None	N/A	£494,100	Every 5th anniversary of 24/12/1990	Open market (upwards only)

BRISTOL - St James Court B	Leasehold	AV205072	Inside	28/02/1991	25/12/1990	23/12/2015	None remaining	N/A	£289,320	Every 5th anniversary of 24/12/1990	Open market (upwards only)

BRISTOL - Temple Point	Leasehold	EE’s lease not registered.	Inside	01/03/2001	25/03/2001	24/03/2021	24/03/2017	Not less than 6 months	£1,520,000	The 5th, 10th and 15th anniversaries of 25/03/2001	Open market (upwards only)

BURTON-UPON-TRENT - Century Court, First Avenue, Centrum 100 (Mainline Communications Group PLC is the tenant and occupier)	Leasehold	N/A	Outside	18/12/2014	18/12/2014	17/12/2019	None	N/A	£108,000	None	N/A

CREWE - Suite 2 First Floor Datum House, Crewe Business Park, CW1 6ZF (Mobilise Telecoms Limited is the occupier)	Leasehold - not yet completed	N/A - the lease will not be registered	Outside	Not yet completed	15/09/2014	14/09/2017	Rolling	Not less than 6 months	£19,288.00 per annum and rent during the second and third years of the Contractual Term at the rate of £24,110.00 per annum.	Specified rent increase to £24,110.00 per annum from the second year of the Contractual Term	Specified rent increase

DARLINGTON - Astral House, Lingfield Way	Freehold	DU231817	N/A	N/A	N/A	N/A	N/A	N/A	N/A

DARLINGTON - Cummins, Lingfield Way	Freehold	DU64151	N/A	N/A	N/A	N/A	N/A	N/A	N/A

DARLINGTON - Global House, Lingfield Way	Freehold	DU153000	N/A	N/A	N/A	N/A	N/A	N/A	N/A

DARLINGTON - Mercia House, Lingfield Way	Freehold	DU226713	N/A	N/A	N/A	N/A	N/A	N/A	N/A

DARLINGTON - Meridian, Yarm Road	Leasehold	N/A	Inside	08/12/1999	29/09/1999	28/09/2014	N/A - lease continuing pursuant to Landlord and Tenant Act 1954	N/A	£313,650	The 5th and 10th anniversaries of 29/09/1999	Open market (upwards only)

DARLINGTON - Nexus House, Lingfield Way	Freehold	DU213283	N/A	N/A	N/A	N/A	N/A	N/A	N/A

DARLINGTON - Mast Site	Freehold	DU231819	N/A	N/A	N/A	N/A	N/A	N/A	N/A

DOXFORD CALL CENTRE - Unit B Doxford International Tech. Park, 2 Victory Way, Sunderland	Leasehold	TY503974	Inside	24/06/2012	24/06/2012	23/06/2027	None	N/A	£850,000	24/06/2022	Annual compounded RPI increases capped at 4% increase and collared at 2% increase. The clause appears defective (potentially in EE’s favour).

GREENOCK CALL CENTRE - 4 Main Street, Cartsburn, Greenock	Leasehold	N/A	N/A - property in Scotland	17/06/2014 and 27/06/2014	18/06/2014	17/06/2029	None	N/A	£725,000	Each 5th anniversary of 18/06/2014	Annual compounded RPI increases capped at 3% annual increase and collared at 1% annual increase

HATFIELD 1	Leasehold	N/A - HD403344 (freehold title)	Inside	19/03/2002	28/02/2002	27/02/2022	None	N/A	£1,514,117	28/02/2007, 28/02/2012 and 28/02/2017	Best annual rent based on open market (upwards only)

HATFIELD 2	Leasehold	N/A	Inside	20/05/2002 (and a reversionary lease dated 10/09/2013)	22/03/2002	10/09/2028	None	N/A	£1,377,246	22/03/2007, 22/03/2012 22/03/2017, 24/03/2022 and 24/03/2027	Best annual rent based on open market (upwards only)

HATFIELD 3 & 4	Leasehold	N/A	Inside	13/01/2003	28/06/2002	27/06/2022	None	N/A	£3,457,601	28/06/2007, 28/06/2012 and 28/06/2017	Upwards only to higher of passing rent, Market Rent (Best annual rent based on open market) or Buildings Market Rent multiplied by Multiplier both as defined in lease)

HATFIELD 5	Leasehold	N/A	Inside	07/11/2002	11/10/2002	10/10/2022	None	N/A	£1,564,251	11/10/2007, 11/10/2012 and 11/10/2017	Best annual rent based on open market (upwards only)

HATFIELD 6	Leasehold	N/A	Inside	07/11/2002	03/10/2002	02/10/2022	None	N/A	£1,566,435	03/10/2007, 03/10/2012 and 03/10/2017	Best annual rent based on open market (upwards only)

HATFIELD BUSINESS PARK - Hatfield Security Hut	Leasehold	Not registered	Outside	28/06/2012	13/03/2009	10/10/2022	No - only if one of the buidling leases ceases to be vested in EE	28 days	One peppercorn	None	N/A

HERTFORD - B, The Chase	Leasehold	HD284803	Inside	04/04/1991	25/03/1990	24/03/2015	N/A	N/A	£127,575	29/09/1995, 29/09/2000, 29/09/2005 and 29/09/2010	Open market (upwards only)

HERTFORD - C1, The Chase	Leasehold	HD278302	Inside	03/08/1990	25/03/1990	24/03/2015	N/A	N/A	£83,580	29/09/1995, 29/09/2000, 29/09/2005 and 29/09/2010	Open market (upwards only)

HERTFORD - C2, The Chase	Leasehold	HD278299	Inside	03/08/1990	25/03/1990	24/03/2015	N/A	N/A	£83,580	29/09/1995, 29/09/2000, 29/09/2005 and 29/09/2010	Open market (upwards only)

HERTFORD - C3, The Chase	Leasehold	HD284801	Inside	04/04/1991	29/09/1990	28/09/2015	N/A	N/A	£91,065	29/09/1995, 29/09/2000, 29/09/2005 and 29/09/2010	Open market (upwards only)

HERTFORD - E1, The Chase	Leasehold	HD284799	Inside	09/04/1991	25/12/1990	24/12/2015	N/A	N/A	£103,020	29/09/1995, 29/09/2000, 29/09/2005 and 29/09/2010	Open market (upwards only)

HERTFORD - E2, The Chase	Leasehold	HD284798	Inside	09/04/1991	25/12/1990	24/12/2015	N/A	N/A	£102,840	29/09/1995, 29/09/2000, 29/09/2005 and 29/09/2010	Open market (upwards only)

LANGLEY - Clare House	Leasehold	BK398111	Inside	11/10/2000	29/09/2000	28/09/2017	N/A	N/A	£713,450	29/9/2005, 29/9/2010 and 29/9/2015	Open market (upwards only)

LANGLEY - Units 5c and 5d, Langley Business Centre Car Parking	Licence	N/A	Outside	27/03/2013	27/03/2013	22/06/2014	N/A	1 month	£26,500	None	N/A

LEEDS - The Malthouse	Leasehold	N/A	Inside	05/03/2003	17/06/2002	16/06/2017	N/A	N/A	£285,000	17/06/2007 and 17/06/2012	Open market (upwards only)

LEEDS - The Malthouse Carpark	Licence	N/A		04/09/2013	01/11/2009	16/06/2017	Rolling mutual	3 month	£16,500	None	N/A

LONDON - The Point (LG-2)	Leasehold	NGL822360	Inside	01/04/2003	04/02/2003	03/02/2028	N/A	N/A	£4,144,225	4/2/2008, 4/2/2013, 4/2/2018 and 4/2/2023	Open market (upwards only)

LONDON - The Point Paddington (Basement)	Leasehold	NGL884141	Inside	22/06/2007	25/12/2006	03/02/2028	N/A	N/A	£26,008.50	4/2/2018 and 4/2/2023

LONDON - 55 North Wharf Road (Orange Digital Limited is the occupier)	Leasehold - Serviced Offices	N/A	Outside	17/09/2013	13/09/2013	24/12/2015	Anytime after 19/06/2015	Not less than 7 months’ notice (NB The landlord may break on not less than 5 months 2 weeks notice).	£95,620 Principal Rent plus £234,269 Services Rent	None	N/A

MERTHYR TYDFIL CALL CENTRE, Rhyd-y-Car Business Park, Merthyr Tydfill, South Wales	Leasehold	CYM564457 and CYM564458	Inside	25/06/2012	01/07/2012	30/06/2027	N/A	N/A	£769,897	1/7/2017 and 1/7/2022	Open market (upwards only)

NEWCASTLE - Cobalt 5 [NT1]	Leasehold	N/A	Inside	22/01/2001	04/01/2000	03/01/2015	N/A	N/A	£833,000	04/01/2005 and 04/2010	Open market (upwards only)

NEWCASTLE - Cobalt 6 [NT2]	Leasehold	TY507803	Inside	21/12/2012	29/09/2012	28/09/2027	N/A	N/A	£1,235,000 (although paying £617,500pa through to 28.03.2015 following	29/09/2017 and 29/09/2022	Open market (upwards only)

NEWCASTLE-UNDER-LYME - Lymedale Business Park, Brymbo Road, 2nd Floor Building 1	Leasehold	N/A	Outside	04/12/2014	24/11/2014	23/11/2015	Rolling at any time	3 months (NB. the break right is mutual on 3 months’ notice)	£85,592.50	None	N/A

PLYMOUTH - Car Park adjacent Discovery, Ashleigh Way (two leases - rent is only paid under one lease).	Leasehold renewal being negotiated	N/A	Outside	17/01/2012 (expired lease date)	17/01/2012 (new leases will be backdated to commence on 17/01/04)	16/01/2014 (new leases will end on 16/01/2017)	When they complete each new lease will contain a mutual rolling break for the landlord and the tenant	Not less then 3 months’ notice	£22,000 (this is the total rent due under the new leases which are yet to complete)	None	N/A

PLYMOUTH - Plymouth Discovery, Site E	Leasehold	DN619258 & DN642148	Inside	(A) Current Lease 11/8/2000 (varied by DoV dated 23/12/2013); and (B) Reversionary Lease dated	24/07/2000	24/12/2028	N/A	N/A	£947,461	(A) Current Lease - 24/7/2005, 24/7/2010 and 24/12/2018; (B) Reversionary Lease - 24/12/2023	Full rack open market rent (upwards only)

Switch

Site Location	Site Type	Title Reference	Tenure	Retention Decision	Lease Date	Lease Start	Lease End	Rent Per Annum	Rent Review Dates	Rent Review Method	Convenience Lease Break Date - Tenant	Convenience Lease Break Notice Period

ACTON - Hanover House and Tudor House, The Royals, Victoria Road, Park Royal NW10 6ND	Offices and Switch	AGL296054	Leasehold	Keep	27/09/2013	27/09/2013	31/10/2028	£69,160.00	27/09/2014, 27/09/2015, 27/09/2018 and 27/09/2023	Defined stepped rent increases as follows: From 27/9/2014 - £138,380 pa From 27/9/2015 - £276,760 pa From 27/9/2018 - £295,000 pa From 27/9/2023 - £330,000 pa	None	N/A

BARNSLEY - North Side, Shawfield Road Industrial Estate, Barnsley S71 3HS	Switch	SYK384307	Freehold	Keep	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

BECKTON -Hillcroft Road, Beckton, London E6 6LW	Switch	EGL424409	Leasehold	Keep	25/04/2001 (varied on 14/10/2013)	25/12/2000	24/12/2025	£222,250.00	The expiration of the 5th, 10th, 15th, 20th and 25th years of the Said Term (as defined in the lease)	Upwards only to rack rental market value	25/12/2020	Not less than 12 months’ notice

BIRMINGHAM - Unit 1 and 2 BSA Business Park, Armoury Road, Smallheath B11 2RQ	Switch	WM606740 & WM659114 - both still in the name of OPCS - and WM511741	Freehold	Non-Keep	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

BIRMINGHAM - Linked with Unit 1 BSA Business park, Smallheath B11 2RQ	Car Park	N/A	Carparking Agreement which may have converted to a protected periodic tenancy	Non-Keep				£6,000.00	None	N/A

BOREHAMWOOD - Unit 2 Warwick Place, Warwick Road, Borehamwood, Hertfordshire WD6 1UA	Test Bed/DC	N/A	Leasehold	Keep	23/02/1999	23/02/1999	22/02/2014	£48,600.00	Each 5th anniversary of the commencement date of the lease	Upwards only to rack rental market value	None remaining (tenant only break on 5th anniversary on 12 months’ notice and payment of one year’s rent)	N/A

BOREHAMWOOD - Unit 3 Warwick Place, Warwick Road, Borehamwood, Hertfordshire WD6 1UA	Test Bed/DC	N/A	Leasehold	Keep	23/02/1999	23/02/1999	22/02/2014	£89,600.00	Each 5th anniversary of the commencement date of the lease	Upwards only to rack rental market value	None remaining (tenant only break on 5th anniversary on 12 months’ notice and payment of one year’s rent)	N/A

BRISTOL - Building 1180 Aztec West, Almondsbury, Bristol BS32 4SD	Switch	GR206870	Leasehold	Keep	31/03/1998 (varied on 17/09/2009)	24/06/1998	23/06/2023 NB if EE does not terminate the lease on 29/09/2021 the landlord has an option (from 29/06/2021 to 29/09/2021) to require EE to sign a new lease for 10 years commencing on 24/06/2023	£237,600.00	24/06/2003, 24/06/2008, 24/06/2013, 24/06/2018 (and 26/06/2023 and 24/06/2028 if the landlord exercises its option for a new 10 year lease)	Upwards only to open market value	29/09/2021	Anytime before 29/06/2021

BRISTOL - Unit 2, Bristol Distribution Park, Hawkley Road, Almondsbury BS32 0BF	Switch and Data Centre	GR226022	Freehold	Non-Keep	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

BRISTOL - Unit 6 Eagleswood Business Park, Woodlands Lane, Almondsbury BS32 4EU		N/A	Leasehold	TBC	13/06/2014	06/01/2014	05/01/2019	£40,000 (rent commencement date was 24/10/2014)	None	N/A	06/01/2017	Not less than 6 months’ notice

BRISTOL - Unit 12, Eagleswood Business Park, Woodlands Lane, Almondsbury BS32 4EU	Testbed	AV206386	Leasehold	TBC	22/10/1990	24/06/1990	23/06/2015	£21,500.00	Each 5th anniversary of 24/06/1990	Upwards only to open market value	None	N/A

BRISTOL - Supplemental Lease (to Lease of Unit 12 Eagleswood) of Land to the Rear of Units 12 and 13, Eagleswood BS32 4EU	Testbed	N/A	Leasehold	TBC	02/02/2004	25/12/2003	23/06/2015	Included in rent for unit 12 above.	24/06/2005 and 24/06/2010	Upwards only to open market value	None	N/A

BRISTOL - Unit 13, Eagleswood Business Park, Woodlands Lane, Almondsbury BS32 4EU	Testbed	N/A	Leasehold	TBC	02/07/1996	13/03/1996	22/06/2015	£19,000.00	24/06/2000, 24/06/2005, 24/06/2010 and 24/06/2015	Higher of passing rent and best rent reasonably obtainable	None remaining (tenant only break on expiry of 10th year of the term on >12 months and 1 day’s notice if Unit 14 also terminated)	N/A

BRISTOL - Unit 14, Eagleswood Business Park, Woodlands Lane, Almondsbury BS32 4EU	Testbed	N/A	Leasehold	TBC	02/07/1996	13/03/1996	22/06/2015	£33,000.00	24/06/2000, 24/06/2005, 24/06/2010 and 24/06/2015	Higher of passing rent and best rent reasonably obtainable	None remaining (tenant only break on expiry of 10th year of the term on >12 months and 1 day’s notice if Unit 13 also terminated)	N/A

BRISTOL - Unit 15, Eagleswood Business Park, Woodlands Lane, Almondsbury BS32 4EU	Testbed	AV212600	Leasehold	TBC	26/09/1991	24/06/1991	23/06/2016	£27,639.00	Each 5th anniversary of 24/06/1991	Higher of passing rent or agreed rent (able to be referred to an arbitrator or valuer to assess the open market rent)	At any time after 23/6/2005	Not less than 6 months’ notice

BRISTOL - Supplemental Lease (to Lease of Unit 15 Eagleswood) of Land to the rear of Units 17 and 18 Eagleswood BS32 4EU	Testbed	N/A	Leasehold	TBC	24/09/2009	24/09/2009	23/06/2016	Peppercorn	None	N/A	At any time after 23/6/2005	Not less than 6 months’ notice

BRISTOL - Unit 16, Eagleswood Business Park, Woodlands Lane, Almondsbury BS32 4EU	Switch	AV212601	Leasehold	TBC	26/09/1991	24/06/1991	23/06/2016	£27,935.00	Each 5th anniversary of 24/06/1991	Higher of passing rent or agreed rent (able to be referred to an arbitrator or valuer to assess the open market rent)	At any time after 23/6/2005	Not less than 6 months’ notice

BRISTOL - Unit 17, Eagleswood Business Park, Woodlands Lane, Almondsbury BS32 4EU	Switch	GR192574	Leasehold	TBC	06/01/1992	24/06/1991	23/06/2016	£27,241.00	5 yearly	Higher of passing rent or agreed rent (able to be referred to an arbitrator or valuer to assess the open market rent)	At any time after 23/6/2005	Not less than 1 year’s notice

BRISTOL - Unit 18, Eagleswood Business Park, Woodlands Lane, Almondsbury BS32 4EU	Switch	AV217097	Leasehold	TBC	10/10/1991	24/06/1991	23/06/2016	£30,000.00	Each 5th anniversary of 24/06/1991	Higher of passing rent or agreed rent (able to be referred to an arbitrator or valuer to assess the open market rent)	None	N/A

BRISTOL - Unit 3, Merchants Trade Park, Feeder Road, St. Phillips. Bristol BS2 0TX	Testbed	BL110356	Leasehold	Non-Keep	05/06/2008	05/06/2008	04/06/2018	£30,000.00	05/06/2013	Clear yearly rack rent at which the premises could be let on the open market	None	N/A

BRISTOL - Land at Poplar Farm, (St James Court Car Park)	Tower, Equipment Compound, and Car Park	N/A	Leasehold	TBC	30/11/2011	24/06/2011	23/06/2016	£120,000.00	None	N/A	None remaining (24/6/2014 and 24/6/2015 on 6 months’ notice and payment of £60,000 or £30,000 respectively)

CARDIFF - Unit 33, Portmanmoor Road Industrial Estate, Portmanmoor Road, Cardiff Bay CF2 2HB	Switch	WA943245	Leasehold	Keep	24/09/1999	24/09/1999	23/09/2024	£50,000.00	The last day of every 5th year of the term	Best yearly open market rent	None	N/A

CHORLEY - Units 21/21, Common Bank Industrial Estate, Ackhurst Road PR7 1NY	For Sale	LA888630	Leasehold	Keep	22/01/2001	22/01/2001	21/01/2026	£50,000.00	the 5th, 10th, 15th and 20th anniversaries of 22/01/2001	As agreed between the parties or, in the absence of agreement, upwards only to market value	None	N/A

CRAWLEY - Newton’s Oak, 17-19 Kelvin Way RH10 2SE	Switch	WSX255855	Leasehold	Non-Keep	28/03/2001	25/12/2000	24/12/2025	£126,000.00	25/12/2005, 25/12/2010, 25/12/2015 and 25/12/2020	Full yearly rack rent on the open market	None	N/A

CROYDON - Unit 16 Beddington Cross, Beddington Farm Road, Croydon CR0 4XH	Switch	SGL639445	Leasehold	Keep	15/08/2002 (as rectified on 20/06/2006 and varied on 09/11/2007)	24/06/2000	23/06/2025	£216,000.00	06/02/2005, 06/02/2010, 06/02/2015 and 06/02/2020	Upwards only to open market value	None	N/A

CROYDON - Block 2, Silverwing Industrial Estate, 69 Imperial Way CR0 4RR	Switch	SGL724101	Leasehold	Non-Keep	25/03/2011	30/01/2011	29/01/2026	£170,000.00	30/01/2016 and 30/01/2021	Upwards only to open market value	30/1/2016, 30/1/2018 and 30/1/2021	Not less than 6 months’ notice in each case

DARLINGTON - Senhouse Road, Lingfield Way DL4 4YG	Switch	DU170721 and DU231818	Freehold	Non-Keep	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

ENFIELD - Unit 1, Northgate Business Centre, Crown Road EN1 1FQ	Switch	N/A	Leasehold	Keep	23/12/1996	29/09/1996	28/09/2016	£145,750.00	29/9/2001, 29/9/2006 and 29/9/2011	Full rack yearly rent (upwards only)	None	N/A

ENFIELD - Linked to Unit 1 - front and rear areas of Unit 1. Separate rent EN1 1FQ	Yard	N/A	Leasehold	Keep	27/09/2004	29/09/2001	28/09/2016	£5,611.38	29/9/2006 and 29/9/2011	3.85% of reviewed rent payable under the lease of Unit 1 above	None	N/A

ENFIELD - Unit 2, Northgate Business Centre, Crown Road EN1 1FQ	Switch	N/A	Leasehold	Keep	23/12/1996	29/09/1996	28/09/2016	£146,750.00	29/9/2001, 29/9/2006 and 29/9/2011	Full rack yearly rent (upwards only)	None	N/A

ENFIELD - Linked to Unit 2 - front and rear areas of Unit 2. Separate rent EN1 1FQ	Yard	N/A	Leasehold	Keep	27/09/2004	29/09/2001	28/09/2016	£5,649.88	29/9/2006 and 29/9/2011	3.85% of reviewed rent payable under the lease of Unit 2 above	None	N/A

ERITH - Viking Way, Erith, London DA8 1EW	Switch	SGL582456	Freehold	Non-Keep	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

FAREHAM - 14 Brunel Way, Castle Point, Segensworth PO15 5TX	Switch	HP401281	Long Leasehold	Non-Keep	28/12/1989	30/12/1988	29/12/2113	£0.00	None	N/A	None	N/A

GREENWICH - Units A & B, Anchorage Point, Anchorage and Hope Lane SE7 7SQ	Switch	TGL182254	Leasehold	Keep	10/11/2000	10/11/2000	09/11/2025	£120,000.00	10/11/2005, 10/11/2010, 10/11/2015 and 10/11/2020	Best rent at which the premises might reasonably be expected to be let (upwards only)	None	N/A

HAMILTON - Plot 4A Hamilton international Park Blantyre, Glasgow G72 0FB	Switch	LAN119211	Leasehold	Keep	13/11/1996 and 14/11/1996	12/09/1996	11/09/2021 (NB Tenant only option to renew for a further 25 years - ie until 2046 - exercisable at the latest by 12/9/2020)	£130,000.00	12/9/2001, 12/9/2006, 12/9/2011 and 12/9/2016 (and on 12/9/2021 and every subsequent 5th anniversary in the event that Tenant exercises option to renew)	Open market rent (upwards only)	None	N/A

LEEDS - Unit K2, Gildersome Spur Distribution Centre, Gildersome LS27 7JZ	Switch	WYK545844 title still in name of OPCS. Transfer to EE not registered.	Leasehold	Non-Keep	11/10/1993	29/09/1993	28/09/2018	£61,170.00	29/9/1998, 29/9/2003, 29/9/2008 and 29/9/2013	Open market rent (upwards only)	None remaining (5th and 10th anniversary breaks - at least 6 months; 15th and 20th anniversary breaks - at least 12 months)	N/A

LEICESTER - 19c Meridian Business Park, Braunstone LE3 2WR	Switch	N/A	Leasehold	Non-Keep	12/12/2014	12/12/2014	28/12/2018	£75,000.00	None	N/A	None	N/A

LEICESTER Linked to 19c - two of EE mast legs are set within post office demise. A separate lease was agreed for this area only LE3 2WR	Part of Mast	N/A	Leasehold	Non-Keep	10/05/2012	14/07/2007	13/07/2017	£6,138.92	14/07/2012	Higher of (i) yearly market rack rent; and (ii) RPI (upwards only)	Any time beneficial use break (if premises no longer suitable in Tenant’s reasonable opinion)	9 months

LIVERPOOL - Unit 1a & 1b The Plantation, Stadium Road CH62 3RN	Switch	MS438321	Freehold	Non-Keep	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

LUTON - Unit 4, Sovereign Park, Laporte Way LU4 8EL	Switch (Empty)	BD222271	Leasehold	Keep	10/05/2001	25/12/2000	24/12/2025	£203,450.00	25/12/2005, 25/12/2010, 25/12/2015 and 25/12/2020	Clear yearly rack rent (upwards only)	None	N/A

MANCHESTER - Unit 5, Lapwing Centre, Waters Edge Business Park, Hagley Road M5 3EY	Switch	MAN196251	Leasehold	Non-Keep	03/04/2012	22/01/2011	24/12/2026	£40,000.00	22/01/2016, 22/01/2021 and 23/12/2026	Open market rent (upwards only)	22/1/2016 and 22/1/2021	6 months

MANCHESTER Unit 7, Lapwing Centre, Waters Edge Business Park, Hagley Road M5 3EY	Switch	GM910317	Leasehold	Non-Keep	19/06/2002	25/12/2001	24/12/2026	£137,268.29	25/12/2006, 25/12/2011, 25/12/2016 and 25/12/2021	RPI subject to annual cap of 4% and collar of 2.5%	None	N/A

MANSFIELD - Unit C, Millenium Business Park, Chesterfield Road NG19 7JP	Switch	NT356839	Long Leasehold	Keep	05/10/2000	05/10/2000	21/03/2998	£0.00	None	N/A	None	N/A

NEWCASTLE-UNDER-LYME - Unit B, Dalewood Road, Lymedale Business Park ST5 9QH	Switch	SF435233	Freehold (acquired Jan 2001)	Non-Keep	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

PRESTON - Aston Way, Leyland, Nr Preston PR26 7UX	Switch	LA870446	Freehold	Keep	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

RADLETT - Units G&H Ventura Park, Old Parkbury Lane, Radlett, Hertfordshire AL2 2DB	Switch	N/A	Leasehold	Non-Keep	15/11/1995	29/09/1995	28/09/2015	£229,730.00	29/9/2000, 29/9/2005 and 29/9/2010	Best yearly rent at which the premises might reasonably be expected to be let in the open market (upwards only)	None remaining (28/09/2010 on not less than 12 months’ notice)	N/A

READING - Unit 6, Pincents Kiln Industrial Estate, Theale RG31 7SD	Switch	BK363293	Leasehold	Non-Keep	09/09/1999	09/09/1999	08/09/2024	£59,220.00	12/7/2004, 12/7/2009, 12/7/2014 and 12/7/2019	Full rack yearly rent (upwards only)	None	N/A

SOLIHULL - Units 8/9 The Highands, Maidwell Drive, Shirley, Solihull, West Midlands B90 4QN	Switch	WM583932	Long Leasehold	Keep	16/11/1993	16/11/1993	15/11/2992	£1.00	None	N/A	None	N/A

SOUTHAMPTON - Unit E Hamilton Business Park, Botley Road Hedge End, Southampton, Hampshire SO30 2JH	Switch	HP599305	Leasehold	Keep	06/03/2001	24/06/2000	23/06/2025	£106,537.00	23/6/2003, 23/6/2006, 23/6/2009, 23/6/2012, 23/6/2015, 23/6/2018, 23/6/2021, 23/6/2024 and 23/5/2025	RPI (upwards only)	23/06/2015	Not less than 12 months’ notice

SUNBURY - Sunbury House (Block K), Sunbury International Business Centre, Brooklands Close, Sunbury- on-Thames, Middlesex TW16 7DX	Switch	N/A	Leasehold	Non-Keep	15/11/1995	29/09/1995	28/09/2015	£545,000.00	29/9/2000, 29/9/2005 and 29/9/2010	Best yearly rent at which the premises might reasoanbly be expected to be let in the open market (upwards only)	None remaining (28/09/2010 on not less than 12 months’ notice)	N/A

SUNDERLAND (DOXFORD) - Building A Camberwell Way, Doxford International Business Park, Sunderland Tyne and Wear SR3 3XN	Switch	TY325400	Leasehold	Keep	22/07/1996	22/07/1996	21/07/2021 (NB Tenant only option to renew for a further 25 years - ie until 2046 - exercisable at the latest by 21/7/2020)	£121,750.00	22/07/2001, 22/07/2006, 22/07/2011 and 22/07/2016	Yearly open market rent (upwards only)	None	N/A

TANNOCHSIDE, GLASGOW - Plot E, Tannochside Park, Uddington G2 7JP	Switch x 2 units (A and B)	LAN170876	Freehold (acquired 2003)	A = Non- Keep B = Keep	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

WARRINGTON - Kingsland Grange, Woolston, Warrington WA1 4RW	Switch	CH483626	Freehold	Keep	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

WEST BROMWICH - Unit 1 Swan Industrial Estate, Cygnus Way, Greatbridge, West Bromwich B70 0XB	Switch	WM613836 & WM726923	Freehold	Keep	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

YATE - Unit 4 Armstrong Way, Great Western Business Park	Vacant Building	AV230771	Long Leasehold	Non-Keep	30/11/1984	25/03/1982	23/03/2132	£1.00	None	N/A	None remaining	N/A

YORK - Unit 1, Hudson Court, York Business Park, Nether Poppleton YO26 6RB	Switch	NYK248535	Leasehold	Non-Keep	08/11/2000	29/09/2000	28/09/2025	£59,500.00	the 5th, 10th, 15th and 20th anniversaries of 29/09/2000	Rack rent between willing landlord and willing tenant (upwards only)	None	N/A

Subtenancies

Building name	Subtenancy	Sub-tenant	Sub-Lease Start	Sub-Lease End	Sub-Lease Within LTA 1954?	Sub-lease Rent	Sub-lease Rent Free Period	Sub-Lease Break	Notice Period	Effective Date

BIRMINGHAM - Aquarius, 4520 Birm Business Park	First Floor	Nokia Siemens Networks UK Ltd	01/07/2009	24/06/2014	Outside	£399,687.00

BRISTOL - Temple Point	First Floor	Network Rail Infrastructure Ltd	17/09/2003	24/03/2017	Outside	£350,000.00

BRISTOL - Temple Point	Third Floor	Network Rail Infrastructure Ltd	04/02/2009	24/03/2017	Outside	£149,175.00

BRISTOL - Temple Point	Ground Floor	Fujitsu Services Limited	01/09/2010	24/03/2017	Outside	£195,282.00

HATFIELD 3 & 4	Second floor of building 3	Deutsche Telekom (UK) Limited	01/07/2013	30/06/2018	Outside	£371,280.00		Mutual	6 months	01/07/2015, 01/07/2016 and 01/07/2017

HATFIELD 3 & 4	First floor of building 4	Cardtronics UK Limited	19/02/2014	20/06/2022	Outside	£375,726.00	18 month RFP from and including 19/02/2014 to and including 18/08/2015

HATFIELD 3 & 4	Second floor of building 4 (NB pre-emption right over part ground)	Generics (U.K.) Limited	28/11/2014	20/06/2022	Outside	£379,275.00	15 month RFP from and including 28/11/2014 until and including 27/2/2016

HATFIELD 3 & 4	Third floor of building 4 (NB pre- emption right over part ground)	Generics (U.K.) Limited	28/11/2014	20/06/2022	Outside	£388,245.00	15 month RFP from and including 28/11/2014 until and including 27/2/2016

HATFIELD 5	Second and third floors of building 5 (NB right of pre-emption over lower floors of the building)	Pitney Bowes Limited	02/07/2012	31/07/2022	Outside	£701,575.00		Tenant	6 months	02/07/2017

HATFIELD 6	Fully sub-let	Tesco Stores Limited	09/09/2013	20/09/2022	Outside	£1,566,435.00	33 month RFP from and including 09/09/2013 to and including 8/6/2016

HERTFORD - B, The Chase	Part-first	Azelis (formally S Black)	29/11/2006	22/03/2015	Outside	£61,970.00

HERTFORD - B, The Chase	Ground Floor	Clydesdale Bank plc	05/12/2005	22/03/2015	Outside	£59,875.00		Tenant	6 months	05/12/2010

HERTFORD - C2, The Chase	Ground Floor	Continuum Insurance Brokers Ltd	15/09/2008	23/03/2015	Outside	£41,049.00		Tenant	6 months	15/09/2012

HERTFORD - E1, The Chase	First Floor	WSP Development & Transportation Ltd	06/12/2006	20/12/2015	Outside	£52,225.00	Tenant	6 months	24/06/2011

HERTFORD - E2, The Chase	First Floor	WSP Development & Transportation Ltd	06/12/2006	20/12/2015	Outside	£52,334.00	Tenant	6 months	24/12/2011

Exhibit 5

Financial Adjustments

Part A: Closing Statement Format

I.	Closing Statement and Estimated Closing Statement

The Closing Statement and the Estimated Closing Statement shall contain the Final Price calculation and the Initial Price calculation, respectively, as described below and shall comply with all conditions laid out in Schedule 9 and with Clause 2 of the Agreement.

II.	Final Price and Initial Price

The numbers included in the worked example below are for illustrative purposes only, taken from Part C as at 31 December 2014 and have no bearing on the actual numbers to be used in the calculation of the Final Price and the Initial Price. However, subject always to Schedule 9 of the Agreement, which shall prevail, the principles set out below shall serve as binding guidance for the calculation of the Final Price and the Initial Price, respectively:

Currency: £ m		Dec14A
Debt Free/Cash Free Price		12,500
(a) subtracting the Debt		(2,540)

(b) adding the Cash		433
(c) Difference between:
Working Capital	i	(1,059)
Target Working Capital	ii	(850)
Difference between Working Capital and Target Working Capital	= i - ii	(209)

(e) Adding the Capex Adjustment		x / (x )

Final Price		10,184

Currency: £ m		Dec14A
Debt Free/Cash Free Price		12,500
(a) subtracting the Estimated Debt		x

(b) adding the Estimated Cash		x
(c) Difference between:
Estimated Working Capital	i	(x	)
Target Working Capital	ii	(850)
Difference between Estimated Working Capital and Target Working Capital		= i - ii

(d) Adding the Estimated Capex Adjustment		x / (x	)

Initial Price		xxx

Part B: Calculation and amounts of Cash, Debt, Working Capital and Target Working Capital as well as Capex and Target Capex

I.	Cash

The numbers included in the worked example below, taken from Part C, are for illustrative purposes only and have no bearing on the actual numbers to be used in the calculation of Cash. However, subject to Part C and VII below and subject always to Schedule 9 which shall prevail, the principles set out below shall serve as binding guidance for the calculation of Cash:

Currency: £ m	Dec14A
cash and cash equivalents	411
Arqiva and other rent prepayments	22
dividends receivable, including all interest accrued thereon	X
positive fair market value of interest rate derivative instruments*	X

Cash	433

*	Including cross-currency interest rate swaps

Specific accounting treatments

In preparing the calculations set out above, the following specific accounting policies and practices shall be followed:

1.	Dividends receivable, including all interest accrued thereon

In respect of the line item “dividends receivable, including all interest accrued thereon”, amounts shall be included in respect of dividends receivable including interest accrued thereon only to the extent cash has been received in respect of such balances prior to delivery of the Completion Statement in accordance with Part B of Schedule 9.

2.	MBNL

For the avoidance of doubt, cash and cash equivalents include the proportionate share of relevant MBNL balances calculated in line with the Accounting Principles. All intercompany receivables and payable balances between MBNL and any Target Company which eliminate on consolidation under the Accounting Principles shall not be included in the definitions of Cash, Debt and Working Capital. Similarly, all intercompany receivables and payable balances between MBNL and Hutchison 3G which eliminate on consolidation under the Accounting Principles shall not be included in the definitions of Cash, Debt and Working Capital.

II.	Debt

The numbers included in the worked example below, taken from Part C, are for illustrative purposes only, and have no bearing on the actual numbers to be used in the calculation of Debt. However, subject to Part C and VII below, and subject always to Schedule 9 which shall prevail, the principles set out below shall serve as binding guidance for the calculation of Debt. All balances included in Financial Debt exclude capitalised debt issuance costs:

Currency: £ m	Dec14A
Interest bearing loans and borrowings	2,091
Accrued interest	34
Negative fair market value of interest rate derivative instruments*	19
Phones4U - Bill of exchange	45
Finance lease liability	6

Financial Debt	2,195
Corporate rent free liabilities	17
Retail rent free liabilities	7
Employee Incentive Liabilities	4
Dividends payable including interest accrued thereon	0
Vacant property provision	44
Vacant Retail Property > 18 months at 50% incremental provision	5
Onerous cell sites provision	19
Cell site decommissioning – non keep provision	18
Switch site decommissioning – non keep provision	14
Godiva provision	x
NIA provision	x
WEEE provision	x
Harlequin provision	x
Redundancy provision	x
BT NGN provision	x
Other TCP NGN Provision	x
Other debt-like current and other debt-like non-current provisions	0
Total specific Provisions	216

Debt	2,540

*	Including cross-currency interest rate swaps

For the avoidance of doubt, Other debt-like current and other debt-like non-current provisions as of 31 December 2014 amounted to zero. For the calculation of the Closing Statement and subject to Section VII below, only new provisions which are not of a similar nature to those classified as “Others” in Part C shall be included in Debt.

Specific accounting treatments

In preparing the calculations set out above, the following specific accounting policies and practices shall be followed:

1.	Onerous Lease Provisions

Vacant Retail Property > 18 months at 50% incremental provision: Provision for onerous lease costs in respect of Vacant Retail Properties shall be calculated in line with Accounting Principles and then shall be further adjusted as follows:

For those properties with greater than 18 months remaining on the lease at Closing, a further 50% of the discounted gross cost of the lease for the period beyond 18 months shall be provided for and included in Debt (“Vacant retail property > 18 months at 50% incremental provision”). For the avoidance of doubt such discounted gross cash cost shall be calculated in line with the Accounting Principles used in relation to lease provisions with less than 18 months remaining and include, rent, rates, utilities and other unavoidable costs associated with those properties and such liabilities shall not be reduced by any assumptions for sub-letting such properties.

2.	NGN

The provisions of Clause 10 of the Agreement shall apply to BT NGN Claims and the Other TCP NGN Claims.

To the extent that the BT NGN Claim or Other TCP NGN Claim has been settled and paid in full at Closing, no provision shall be required to be made in the above table. Otherwise, any agreed settlement amount which is outstanding shall be included as Debt.

3.	MBNL

For the avoidance of doubt, should MBNL raise any external or third party Financial Debt, 50% of such balances at Closing shall be included in Debt.

All intercompany receivables and payable balances between MBNL and any Target Company which eliminate on consolidation under the Accounting Principles shall not be included in the definitions of Cash, Debt and Working Capital. Similarly, all intercompany receivables and payable balances between MBNL and Hutchison 3G which eliminate on consolidation under the Accounting Principles shall not be included in the definitions of Cash, Debt and Working Capital.

4.	Employee Incentive Liabilities

When calculating the Employee Incentive Liabilities at Closing, such calculation shall include, if any, the liabilities arising from the vesting of any long-term incentive awards or payments, any bonuses that are linked to the completion of the transaction and any incentives or bonuses payable other than in the ordinary course, including in each case the associated employer’s National Insurance contributions costs (the NIC Costs).

For the avoidance of doubt, bonuses paid to employees under the ordinary course of business and associated NIC Costs are not Debt but classified in Working Capital.

III.	Working Capital

The numbers included in the worked example below, taken from Part C, are for illustrative purposes only and have no bearing on the actual numbers to be used in the calculation of Working Capital. However, subject to Part C and VII below, and subject always to Schedule 9 which shall prevail, the principles set out below shall serve as binding guidance for the calculation of Working Capital:

Currency: £ m	Dec14A
Inventories	77
Trade receivables	763
Prepaid expenses	213
Other current assets	10
Current trade payables	(1,607)
Regular Bonus	(17)
Other employee benefits	(44)
Negative fair market value of foreign exchange derivative instruments*	(10)
Positive fair market value of foreign exchange derivative instruments*	2
Deferred income	(238)
Other current liabilities	(207)

Working Capital	(1,059)

*	Excluding cross-currency interest rate swaps

For the avoidance of doubt, Capital Creditors is included within Working Capital. For the avoidance of doubt, the MBNL funding imbalance liability that arises on consolidation shall be included in Working Capital.

For the avoidance of doubt, items already included in Debt or Cash shall not be included in Working Capital.

IV.	Target Working Capital

Target Working Capital has the meaning as defined in Schedule 10 Definitions, by reference to this exhibit.

V.	Capex

Capex has the meaning as defined in Schedule 10 Definitions.

VI.	Target Capex

Capex and Capex Adjustment have the meaning as defined in Schedule 10 Definitions. The Target Capex (which shall include the proportionate share of MBNL’s Capex) is as follows:

£m	Jan15F	Feb15F	Mar15F	Apr15F	Mar15F	Jun15F	Jul15F	Aug15F	Sep15F	Oct15F	Nov15F	Dec15F
Capex (per month)	443	41	45	46	45	48	59	56	55	51	51	48

Target Capex (cumulative)	443	84	129	175	220	268	328	384	439	490	541	590

Maximum Target Capex	444	85	131	177	223	271	331	388	444	495	547	596
Minimum Target Capex	443	83	128	174	218	266	324	380	435	485	536	584

£m	Jan16F	Feb16F	Mar16F	April16F	May16F	Jun16F	Jul16F	Aug16F	Sep16F	Oct16F	Nov16F	Dec16F
Capex (per month)	48	48	48	48	48	48	48	48	48	48	48	48

Target Capex (cumulative)	638	685	733	781	828	876	924	972	1 019	1 067	1 115	1 163

Maximum Target Capex	644	692	740	789	837	885	933	981	1 030	1 078	1 126	1 174
Minimum Target Capex	631	678	726	773	820	867	915	962	1 009	1 056	1 104	1 151

Maximum Target Capex is equal to the cumulative Target Capex increased by 1%.

Minimum Target Capex is equal to the cumulative Target Capex decreased by 1%.

Example:

If Closing occurred on 31 December 2015 and Capex amounts to £ 600m, Purchaser shall pay to the Sellers £4m being the difference between the Capex (£600m) and the Maximum Target Capex (£ 596 m).

If Closing occurred on 31 December 2015 and Capex amounts to £ 594m, there is no Capex adjustment, the difference between Capex and Target Capex being less than 1%.

If Closing occurred on 31st of December 2015 and Capex amounts to £ 586m, there is no Capex adjustment, the difference between Capex and Target Capex being less than 1%.

If Closing occurred on 31 December 2015 and Capex amounts to £ 580m, Sellers shall pay to the Purchaser £4m being the difference between the Capex (£580m) and the Minimum Target Capex (£584 m).

VII.	Newly set up accounts and business transactions of a new type after 31 December 2014

If, during the period commencing on 1 January 2015 and Closing (both days inclusive), (i) new accounts have been set up which should have been included in the above, or (ii) business transactions of a new type have occurred which (x) should have caused the creation of a new account to be included above or (y) have been incorrectly recorded or incorrectly not recorded in the accounts above, any of this shall be reflected in the above based on their respective nature and content and applying the principles set forth above.

Part C: Balance Sheet Format

The Balance Sheet set out below uses numbers derived from the draft consolidated financial statements of the Company as at 31 December 2014. The numbers included in the worked example below are for illustrative purposes only and have no bearing on the actual numbers to be used in the calculation of the Closing Statement. However, the principles set out below shall serve as binding guidance for the allocation of balance sheet items to either Cash, Debt, Working Capital or others. For the avoidance of doubt, no amount in respect of any item included in “Others” below shall be included or taken into account in the preparation of the Closing Statement.

Currency: £ m	Dec14A	Debt	Cash	Working Capital	Others
Intangible fixed assets	9,799				9,799
Property, plant and equipment	2,327				2,327
Deferred tax assets	219				219
Interest in associates	3				3
Arqiva and other rent prepayments	22		22
Total non-current assets	12,370
Inventories	77			77
Trade receivables	763			763
Prepaid expenses	213			213
Positive fair market value of foreign exchange derivative instruments	2			2
cash and cash equivalents	411		411
Dividends receivable, including all interest accrued thereon	0		0
Positive fair market value of interest rate derivative instruments	0		0
Other current assets	10			10
Total current assets	1,475
Current trade payables	(1,607)			(1,607)
Phones 4U - Bill of exchange	(45)	(45)
Corporate rent free liabilities	(17)	(17)
Retail rent free liabilities	(7)	(7)
Employee Incentive Liabilities	(4)	(4)
Regular Bonus	(17)			(17)
Other employee benefits	(44)			(44)
Current employee benefits
Dividends payable, including all interest accrued thereon	0	0
Accrued interest	(34)	(34)
Negative fair market value of foreign exchange derivative instruments	(10)			(10)
Deferred income	(238)			(238)
Other current liabilities	(207)			(207)
Other debt-like current provisions	0	0
Other current provisions	0				0
Total current liabilities	(2,232)
Vacant property provision	(44)	(44)
Vacant Retail Property > 18 months at 50% incremental provision	(5)	(5)
Onerous cell sites provision	(19)	(19)
Dilapidations – shops provision	(12)				(12)
Dilapidations – offices provision	(31)				(31)
Site decommissioning - non keep provision	(18)	(18)
Switch site decommissioning - non keep provision	(14)	(14)
ARO provision (keep)	(55)				(55)
Godiva provision	(x )	(x )
NIA provision	(x )	(x )
WEEE provision	(x )	(x )
Harlequin provision	(x )	(x )
Redundancy provision	(x )	(x )
BT NGN provision	(x )	(x )
Other TCP NGN Provision	(x )	(x )
Provisions (Godiva, NIA, NGN, redundancy)	(216)	(216)
Capitalised debt issuance costs		9			9
Other debt-like non-current provisions	0	0
Other non-current provisions	0				0
Interest bearing loans and borrowings	(2,091)	(2,091)
Net pension liabilities	(161)				(161)
Negative fair market value of interest rate derivative instruments	(19)	(19)
Deferred tax liability	(0)				(0)
Finance lease liability	(6)	(6)
Other liabilities	(18)				(18)
Total Non-current liabilities	(2,699)

Total	8,915	(2,540)	433	(1,059)	12,081

For the avoidance of doubt, the vacant retail property provisions are not derived from the draft consolidated financial statements of the Company. See Part B specific accounting treatments.

For the avoidance of doubt, no pension deficit has to be taken into account in calculating the Initial Price and the Final Price.

Exhibit 6

Hutchison 3G Contracts

1.	“Godiva” cooperation agreement between Hutchison 3G, T-Mobile (UK) Limited and MBNL dated 18 December 2007.

2.	“Godiva” facilities and network sharing agreement between Hutchison 3G, T-Mobile (UK) Limited and MBNL dated 18 December 2007.

3.	“Godiva” transition agreement between Hutchison 3G, T-Mobile (UK) Limited and MBNL dated 18 December 2007.

4.	“Godiva” interpretation agreement between Hutchison 3G, T-Mobile (UK) Limited and MBNL dated 18 December 2007.

5.	“Godiva” memorandum of understanding in relation to the funding of the shared network between Hutchison 3G and T-Mobile (UK) Limited.

6.	“Godiva” shareholder loan facility agreement between T-Mobile (UK) Limited and MBNL dated 18 December 2007 (as amended from time to time).

7.	“Godiva” shareholder loan facility agreement between Hutchison 3G and MBNL dated 18 December 2007 (as amended from time to time).

8.	“Godiva” share charge between T-Mobile (UK) Limited and Hutchison 3G dated 18 December 2007.

9.	“Godiva” share charge between Hutchison 3G and T-Mobile (UK) Limited dated 18 December 2007.

10.	“Godiva” guarantee and indemnity deed between Hutchison Whampoa Limited and T-Mobile (UK) Limited dated 18 December 2007.

11.	“Godiva” guarantee and indemnity deed between Hutchison 3G and Deutsche Telecom AG dated 18 December 2007.

12.	Variation and national roaming agreement between Hutchison 3G, T-Mobile (UK) Limited, MBNL and Orange Personal Communications Services Limited dated 18 February 2010.

13.	Back to back guarantee between France Télécom S.A. and Deutsche Telekom AG dated 1 April 2010.

14.	“NIA” network integration agreement between Hutchison 3G, Everything Everywhere Limited and MBNL dated 18 August 2010.

15.	“JBP” agreement for a joint benefit plan relating to the network integration agreement between Hutchison 3G, Everything Everywhere Limited and MBNL dated 28 October 2011.

16.	“Coventry” agreement between Hutchison 3G, EE Limited and MBNL.

17.	“Buy In” variation and supplemental agreement in respect of network integration agreement and the “Godiva” agreements between Hutchison 3G, Everything Everywhere Limited and MBNL dated 6 August 2012.

Exhibit 7

MBNL Agreements

1.	Framework agreement between MBNL, Hutchison 3G, T-Mobile (UK) Limited, Arqiva Limited, Arqiva Services Limited, Arqiva No 2 Limited, Arqiva No 3 Limited and Arqiva Aerial Sites plc.

2.	Master site share agreement between MBNL, T-Mobile (UK) Limited, Hutchison 3G, Arqiva Limited, Arqiva Services Limited, Arqiva No 2 Limited, Arqiva No 3 Limited and Arqiva Aerial Sites plc.

3.	Five access design and building agreements between MBNL, T-Mobile (UK) Limited, Hutchison 3G, Arqiva Services Limited, Arqiva No 2 Limited, Arqiva No 3 Limited and Arqiva Aerial Sites plc.

4.	Master site occupation agreement between Arqiva Limited and MBNL dated 14 June 2013.

5.	Master services agreement between British Telecommunications plc and MBNL dated 28 August 2008 (as amended from time to time).

6.	Master site agreement to permit the installation of telecommunications equipment at “BT High Towers Radio Stations” between British Telecommunications plc, Hutchison 3G and T-Mobile (UK) Limited.

7.	Network agreement between CityFibre Holdings Limited, MBNL, Hutchison 3G and EE Limited dated 12 November 2014.

8.	Master network provision and maintenance agreement between MBNL, Hutchison 3G, EE Limited and CityFibre Holdings Limited dated 12 November 2014.

9.	Framework agreement for the supply of network infrastructure equipment and services between MBNL, T-Mobile (UK) Limited, Hutchison 3G and Huawei Technologies (UK) Co., Ltd. dated 21 May 2010.

10.	Agreement for the supply of equipment and services between Everything Everywhere Limited and Huawei Technologies (UK) Co., Ltd dated 17 June 2011.

11.	Framework equipment and services supply agreement between MBNL, Hutchison 3G, Everything Everywhere Limited and NEC (UK) Ltd. dated 8 July 2013.

12.	Software licence and services agreement between MBNL, Hutchison 3G, Everything Everywhere Limited and Netcracker Technology Corporation dated 19 December 2012.

13.	Agreement between MBNL, Hutchison 3G, T-Mobile (UK) Limited and Nokia Siemens Networks Oy dated 1 August 2008 (as amended from time to time).

14.	Framework agreement in relation to site enablement, delivery, installation, commissioning, and integration services and equipment supply between MBNL, Hutchison 3G, Everything Everywhere Limited and Nokia Siemens Networks Oy.

15.	Agreement for the provision of shared enablement services between MBNL, Hutchison 3G, Everything Everywhere Limited, and Nokia Siemens Networks Oy.

16.	Unilateral works contract for the provision of site enablement and equipment supply between MBNL, Everything Everywhere Limited and Nokia Solutions and Networks Oy.

17.	Framework equipment and services supply agreement between MBNL, Hutchison 3G, T-Mobile (UK) Limited and SIAE Microelettronica Limited dated 30 July 2009 (as amended from time to time).

18.	Master framework services agreement for transmission and associated services between MBNL, Hutchison 3G, EE Limited and BT Managed Services Limited dated 9 May 2014.

19.	Guarantee relating to the master framework services agreement for transmission and associated services between MBNL, Hutchison 3G, EE Limited and BT Managed Services Limited dated 9 May 2014.

20.	Services agreement relating to the provision of design and deployment services between MBNL, T-Mobile (UK) Limited, Hutchison 3G and Ericsson Limited.

21.	Agreement relating to provision of “RAN” services between Everything Everywhere Limited, Hutchison 3G, MBNL and Ericsson Limited.

22.	Framework agreement between Cornerstone Telecommunications Infrastructure Limited, EE Limited, Hutchison 3G, MBNL, Telefónica UK Limited and Vodafone Limited dated 15 May 2014.

23.	Mobile backhaul services agreement between MBNL, Hutchison 3G, Everything Everywhere Limited and Virgin Media Limited.

24.	Delegation and transfer of responsibility agreement between Everything Everywhere Limited and MBNL dated 1 January 2013.

25.	Agreement for the supply of electricity between EDF Energy Customers plc trading as EDF Energy, MBNL, Hutchison 3G and Everything Everywhere Limited (as amended from time to time).